03032025

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Credit Suisse First Boston

*CURRENT ADDRESS: Uetlibergstrasse 231
CH - 8045
Zurich, Switzerland

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

FILE NO. 82- 4705 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/10/03

82-4705

CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT

ARLS
12-31-02

April 29, 2003

CREDIT SUISSE | FIRST BOSTON

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Credit Suisse First Boston, a Swiss bank, or the Bank, prepares its consolidated financial statements in Swiss francs. Solely for your convenience, this Credit Suisse First Boston Information Statement, or the Information Statement, contains translations of certain Swiss franc amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the exchange rate used in (a) consolidated balance sheet data as of December 31, 2002 is CHF 1.39 = USD 1.00, the exchange rate prevailing in the Swiss foreign exchange market on December 31, 2002 for the purchase of U.S. dollars for Swiss francs, or the December 31, 2002 Exchange Rate, and (b) consolidated income statement data for the year ended December 31, 2002 is CHF 1.56 = USD 1.00, the average of daily exchange rates prevailing in the Swiss foreign exchange market on each day in 2002 for the purchase of U.S. dollars for Swiss francs. The exchange rate on April 28, 2003 in the Swiss foreign exchange market for the purchase of U.S. dollars for Swiss francs was CHF 1.37 = USD 1.00. We make no representation that Swiss francs have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rate.

The historical audited financial statements of the Bank as of and for the years ended December 31, 2002, 2001 and 2000 are referred to collectively as the "Annual Financial Statements." The 2002 Annual Financial Statements are included in Annex I to this Information Statement. Excerpts from the 2001 and 2000 Annual Financial Statements are included in Annex II to this Information Statement. The Annual Financial Statements have been prepared in accordance with Swiss accounting rules for banks, or Swiss GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, we refer you to "Summary of Significant Differences between Swiss GAAP and U.S. GAAP."

Unless the context otherwise requires, references herein to "we," "us" and "our" refer to the Bank together with its consolidated subsidiaries.

All references to 2002, 2001 and 2000 refer to our fiscal year ended, or the date, as the context requires, December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

References herein to "CHF" are to Swiss francs, and references to "dollars," "U.S.$," "USD" and "$" are to United States dollars.

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

We or our affiliates, including Credit Suisse Group and Credit Suisse First Boston (USA), Inc., may from time to time make forward-looking statements concerning, among other things, our operations, economic performance and financial condition, as well as our future plans and strategic objectives, including, without limitation, in "The Bank—Legal Proceedings and Regulatory Examinations," "Operating and Financial Review and Prospects," and elsewhere in this Information Statement, in filings with Swiss regulators or the U.S. Securities and Exchange Commission, or SEC, in reports to shareholders and in press releases and other communications. Such forward-looking statements are subject to various risks and uncertainties, and we claim the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those anticipated herein or in any such other filings, releases or statements because of a number of factors, including without limitation, those detailed in "The Bank— Certain Factors That May Affect Our Results of Operation," those discussed elsewhere herein, and in other public filings and press releases. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements are typically identified by the use of future or conditional verbs such as "will," "should," "would" or "could" and by words or phrases such as "believe," "expect," "intend," "estimate" and similar expressions. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements except as otherwise required by applicable law.

WHERE YOU CAN FIND MORE INFORMATION

Our parent, Credit Suisse Group, files an annual report on Form 20-F and furnishes current reports on Form 6-K with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, or the Exchange Act. Credit Suisse Group prepares quarterly reports, including unaudited interim financial information, and furnishes these reports on Form 6-K with the SEC. These quarterly reports include interim financial and other information about the Credit Suisse First Boston business unit. Our subsidiary Credit Suisse First Boston (USA), Inc., or CSFB USA, files an annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC pursuant to the requirements of the Exchange Act. The SEC reports of Credit Suisse Group and CSFB USA are available to the public over the internet at the SEC's web site at www.sec.gov and from the SEC's Branch of Public Reference at 1-202-942-8090. Credit Suisse Group's SEC reports are also available on its web site at www.credit-suisse.com. CSFB USA's SEC filings are available on Credit Suisse First Boston's web site at www.csfb.com.

We prepare unaudited interim financial statements for the six-month period ended June 30. We will supplement this Information Statement to provide the unaudited quarterly financial and other information about the Credit Suisse First Boston business unit in Credit Suisse Group's current reports with the SEC, our unaudited interim financial statements for the six-month period ended June 30 and other material information, and such supplements will update the information in this Information Statement.

You should rely only on the information provided in this Information Statement or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Information Statement or any supplement is accurate as of any date other than the date on the front of these documents.

OVERVIEW

The Bank is a Swiss bank and is one of the largest banking institutions in the world, with total consolidated assets of approximately CHF 621 billion (USD 446 billion) and total consolidated shareholder's equity of approximately CHF 20 billion (USD 14 billion) at December 31, 2002. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the world to institutional, corporate, government and individual clients worldwide. The Bank was established on July 5, 1856 and registered in the Commercial Register of the Canton of Zurich on April 27, 1883 for an unlimited duration under the name *Schweizerische Kreditanstalt*. The Bank's name was changed to Credit Suisse First Boston on December 11, 1996 (by entry in the commercial register). The Bank is a joint stock corporation established under Swiss law. The Bank's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 23,400 people at December 31, 2002.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is one of the world's leading global financial services companies, active in all major financial centers and providing a comprehensive range of banking and insurance products. The operations of Credit Suisse Group are structured in two business units, the Credit Suisse Financial Services business unit, or CSFS, and the Credit Suisse First Boston business unit. The Bank consists principally of the Credit Suisse First Boston business unit, or CSFB.

CSFB includes the Institutional Securities (formerly Investment Banking) and CSFB Financial Services segments. The Institutional Securities segment is operated and managed through three principal operating divisions:

- the Fixed Income division, which is active in underwriting, trading and distributing fixed-income financial instruments, offers derivatives and risk management products and provides research across its product range;
- the Equity division, which engages in sales, trading and research in equity and equity-related products, including listed and over-the-counter, or OTC, derivatives and risk management products, and securities lending and borrowing; and
- the Investment Banking division, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments.

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors, financial services to broker-dealers, investment managers and private investors, and financial advisory services to high-net-worth individuals and corporate investors. The CSFB Financial Services segment includes:

- the asset management business, which operates under the main brand name Credit Suisse Asset Management;
- Private Client Services, a financial advisory business serving high-net-worth individuals and corporate investors; and
- Pershing, a leading provider of financial services outsourcing solutions for introducing broker-dealers and independent investment managers. CSFB has entered into a definitive agreement to sell Pershing to The Bank of New York Company, Inc.

On November 3, 2000, Credit Suisse Group acquired Donaldson, Lufkin & Jenrette, Inc., or DLJ, a leading integrated investment and merchant bank serving institutional, corporate and individual clients, and DLJ became a wholly owned subsidiary of the Bank. On the same day, Credit Suisse First Boston Corporation (now known as Credit Suisse First Boston LLC), Credit Suisse Group's principal U.S. broker-dealer, became a subsidiary of DLJ, and DLJ changed its name to Credit Suisse First Boston (USA), Inc. The business activities of DLJ have been integrated into the operations of CSFB.

The Bank is not dependent for its existence on any patents or license agreements that are of significance for the business or results of the Bank. The purpose of the Bank is set forth in its Articles of Association, of which all clauses correspond to the legal provisions, and is described under "The Bank."

The Bank's registered head office is located at Uetlibergstrasse 231, CH-8045, Zurich, Switzerland, and its telephone number is 41-1-333-5555. The London branch is located at One Cabot Square, London E14 4QR, England, and its telephone number is 44-207-888-8888. The New York branch is located at Eleven Madison Avenue, New York, New York 10010-3629, and its telephone number is 1-212-325-2000.

RELATIONSHIP BETWEEN THE BANK AND CREDIT SUISSE GROUP

The Bank is part of Credit Suisse Group, a global financial services company domiciled in Switzerland engaging in private banking, retail and corporate banking, insurance, investment banking and asset management. The operations of Credit Suisse Group are structured in two business units, CSFS and CSFB. CSFB includes Institutional Securities and CSFB Financial Services.

CSFS is a leading provider of comprehensive financial services in Europe and other select markets. Under the main brands Credit Suisse, Credit Suisse Private Banking and Winterthur, it offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients. CSFS includes:

- Private Banking, which provides personal investment counseling and professional asset management services for high-net-worth clientele;
- Corporate and Retail Banking, Credit Suisse Group's operation for retail banking and corporate clients in Switzerland;
- Life and Pensions, Credit Suisse Group's life insurance and pensions business; and
- Insurance, Credit Suisse Group's non-life insurance business.

On February 26, 2003, the Bank paid a dividend of CHF 10 million to Credit Suisse Group. On March 6, 2002, the Bank paid a dividend of CHF 10 million to Credit Suisse Group.

A summary of dividends and net profit/(loss) per share of the Bank's equity securities for its five most recent fiscal years is set forth below.

	For Years Ended December 31,				
Per share[(1)] issued	2002	2001	2000	1999	1998
			(in CHF)		
Dividend	0.23	0.23	0.23	39.61	7.35
Consolidated net (loss)/profit (after minority interests)	(80.19)	(49.82)	9.39	57.36	(31.28)

(1) Bearer shares and registered shares of CHF 100 nominal value each. As of December 31, 2002, the Bank's total share capital consisted of 15,316,000 bearer shares and 28,680,652 registered shares.

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth, as of December 31, 2002, the consolidated capitalization of the Bank. This table should be read in conjunction with the information included under the heading "Selected Consolidated Financial Information."

	December 31, 2002	
	(in CHF millions)	(in USD millions)
Due to banks	300,148	215,934
Due to non-bank customers	129,953	93,491
Bonds and mortgage-backed bonds	64,731	46,569
Other liabilities	105,974	76,241
Total liabilities	600,806	432,235
Equity capital and reserves (including minority interests)(1)	19,789	14,236
Total capitalization	620,595	446,471

(1) At meetings of the Bank's shareholders, each share is entitled to one vote. The shares of the Bank are not listed on any stock exchange. The Bank has no warrants or convertible rights on its own shares outstanding. As of December 31, 2002, the Bank's total share capital was CHF 4,399,665,200, consisting of 15,316,000 bearer shares, with a nominal value of CHF 100 per share, and 28,680,652 registered shares, with a nominal value of CHF 100 per share.

THE BANK

General

Credit Suisse First Boston is a Swiss bank and is one of the largest banking institutions in the world, with total consolidated assets of approximately CHF 621 billion (USD 446 billion) and total consolidated shareholder's equity of approximately CHF 20 billion (USD 14 billion) at December 31, 2002. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the world to institutional, corporate, government and individual clients worldwide. The Bank was established on July 5, 1856 and registered in the Commercial Register of the Canton of Zurich on April 27, 1883 for an unlimited duration under the name *Schweizerische Kreditanstalt*. The Bank's name was changed to Credit Suisse First Boston on December 11, 1996 (by entry in the commercial register). The Bank is a joint stock corporation established under Swiss law. The Bank's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 23,400 people at December 31, 2002.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is one of the world's leading global financial services companies, active in all major financial centers and providing a comprehensive range of banking and insurance products. The operations of Credit Suisse Group are structured in two business units, CSFS and CSFB. The Bank consists principally of CSFB. For a description of the other businesses of Credit Suisse Group, we refer you to "Relationship Between the Bank and Credit Suisse Group."

Credit Suisse First Boston Business Unit

Overview

Credit Suisse First Boston includes the operations of the Institutional Securities (formerly Investment Banking) and CSFB Financial Services segments. CSFB serves global institutional, corporate, government and high-net-worth individual clients in its role as financial intermediary. It provides clients with a broad range of products and services. These include:

- securities underwriting, sales and trading;
- investment banking;
- financial advisory services;
- private equity investments;
- full service brokerage;
- financial services outsourcing solutions;
- derivatives and risk management products;
- investment research; and
- asset management.

The Institutional Securities segment provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world. The Institutional Securities segment is operated and managed through three principal operating divisions:

- The Fixed Income division, which is active in underwriting, trading and distributing fixed-income financial instruments, offers derivatives and risk management products and provides research across its product range;

- The Equity division, which engages in sales, trading and research in equity and equity-related products, including listed and OTC derivatives and risk management products, and securities lending and borrowing; and

- The Investment Banking division, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments, and acts as an investment advisor for private equity funds.

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors, financial services to broker-dealers, investment managers and private investors and financial advisory services to high-net-worth individuals and corporate investors. The CSFB Financial Services segment includes:

- The asset management business, which operates under the main brand name Credit Suisse Asset Management;

- Private Client Services, a financial advisory business serving high-net-worth individuals and corporate investors; and

- Pershing, a leading provider of financial services outsourcing solutions for introducing broker-dealers and independent investment managers. CSFB has entered into a definitive agreement to sell Pershing to The Bank of New York Company, Inc.

On November 3, 2000, we acquired DLJ. On the same day, Credit Suisse First Boston Corporation (now known as Credit Suisse First Boston LLC), CSFB's principal U.S. registered broker-dealer subsidiary, became a subsidiary of DLJ, and DLJ changed its name to Credit Suisse First Boston (USA), Inc.

In December 2001, CSFB Financial Services acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal U.K. asset management subsidiaries of Sun Life Financial Services of Canada Inc. SLC Asset Management Limited has contracts for the management of the insurance assets (including property) of former affiliate Sun Life Assurance Company of Canada (UK) Limited and third-party institutional and retail funds.

In January 2002, CSFB acquired Holt Value Associates, L.P., a leading provider of independent research and valuation services to asset managers, which was integrated with CSFB*edge*, CSFB's online research and valuation database service.

CSFB has taken a number of steps as part of its strategy to focus on core businesses while reducing costs. In the fourth quarter of 2001, CSFB exited certain non-core businesses, including the precious metals trading business and the Australian and New Zealand retail brokerage businesses. In the first quarter of 2002, it sold the U.S. and U.K. CSFB*direct* online trading operations and Autranet, Inc., a broker-dealer subsidiary active in the distribution to institutional investors of investment research products purchased from independent research specialists. In February 2003, CSFB sold its local brokerage business in Poland. In the first quarter of 2003, CSFB agreed to sell its 90% participation in its South African local equity brokerage operations; the transaction is expected to close by the end of the first half of 2003, subject to regulatory approvals and other conditions. CSFB also has continued to reduce the portfolio of real estate and related loans and distressed assets that are part of non-continuing businesses.

In connection with efforts to strengthen CSFB's resources available for core businesses, in January 2003, CSFB entered into a definitive agreement to sell Pershing to The Bank of New York Company, Inc. for USD 2 billion in cash, the repayment of a USD 480 million subordinated loan and a contingent payment of up to USD 50 million based on future performance. The transaction is expected to close in May 2003, subject to regulatory approvals and other conditions.

We expect that CSFB's Zurich-based securities and treasury execution platform, including the respective back office and information technology functions, will be integrated into CSFS during the second half of 2003. Following this integration, CSFB will deliver securities and treasury products to its Swiss institutional, corporate and government clients through its London offices. CSFB's investment banking and Swiss institutional coverage businesses in Switzerland will be retained by CSFB and are not affected by this integration. We do not expect client relationships to be affected in any way by this reorganization.

Strategy

CSFB continues to build upon its position as a top-tier global investment bank, while seeking to improve results and placing high priority on controls and risk management. CSFB will continue to focus on providing its clients with the highest quality of service across all business areas. Strategic priorities include being a market leader in its core businesses, focusing on key customers across geographic regions, applying its capital efficiently to maximize returns and minimize risks, and focusing on markets that are profitable or that contribute to the profitability of CSFB's franchise.

In Institutional Securities, CSFB will seek to consolidate its leading franchise and market share while increasing productivity and improving results. Priorities include enhanced client focus and disciplined management of CSFB's lending business. CSFB also intends to capture synergies through its integration of the Equities division and the Fixed Income division. Focus in the Fixed Income division will be to continue building the client franchise and customer businesses. In the Equities division, priorities will be to maintain the cash business platform and to build the customer derivatives and prime banking businesses. CSFB will continue to focus on its equity research model and fully comply with regulations for research.

In CSFB Financial Services, CSFB will seek to continue to build its asset management business, including its institutional asset management business and Private Client Services, in key markets through the expansion of existing operations and through select acquisitions. The asset gathering business, as a whole, will seek to leverage the resources of CSFS and Institutional Securities in an effort to realize the synergies that exist within Credit Suisse Group. In addition, the asset management business will seek to strengthen its global platform through organizational changes and targeted investment and financial goals and objectives. CSFB will continue to focus on increasing the proportion of high margin asset classes, including equity and alternative investments, and increasing the yields on assets, while protecting and building its top quality fixed-income franchise. In Private Client Services, CSFB will seek to accelerate the shift to asset gathering, with increased emphasis on fee-based business and enhanced productivity overall.

CSFB remains committed to adhering to the highest professional standards and providing top quality execution and investment performance, while developing and retaining outstanding investment professionals.

Institutional Securities

Overview

Institutional Securities provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world.

For the year ended December 31, 2002, Institutional Securities ranked:

- third in global mergers and acquisitions advisory services in U.S. dollar volume of announced transactions;
- first in global mergers and acquisitions advisory services in number of transactions;
- second in U.S. dollar value of global debt underwriting;

- first in U.S. dollar value of global high-yield debt underwriting;
- fifth in U.S. dollar value of global equity and equity-linked underwriting;
- third in U.S. dollar value of U.S. debt and equity underwriting;
- first in global equity research, with 21 ranked analysts, fourth in North American equity research, with 44 ranked analysts, second in European equity research, with 38 ranked analysts, and second in North American fixed-income research, with 31 ranked analysts; and
- first in U.S. dollar value of global asset-backed financing.

Products and services

Institutional Securities clients demand high quality products and services for their funding, investing, risk management and financial advisory needs. In response to these needs, Institutional Securities has developed a global product-based structure delivered through regional teams. The following is a discussion of Institutional Securities key global products and services and the divisions through which they are delivered.

Fixed Income division

The Fixed Income division engages in underwriting, securitizing, trading and distributing a broad range of financial instruments in developed and emerging markets, including U.S. Treasury and government agency securities, foreign sovereign government securities, U.S. and foreign investment-grade and high-yield corporate bonds, money market instruments, foreign exchange and real estate-related assets. The Fixed Income division also provides a full range of derivatives products for the financing, risk management and investment needs of its customers. The Fixed Income division covers sovereign government, corporate and institutional customers and provides research across its entire product range.

Key fixed-income products and services include:

- Interest-rate products, including instruments issued by U.S. government agencies and other sovereign government issuers and transactions in interest-rate derivatives. As part of this business, the Fixed Income division is a primary dealer in U.S. Treasury and government agency securities and participates in U.S. Treasury auctions and government agency new issues. It also offers a wide range of interest-rate derivatives products in all major currencies;
- Credit products, involving research, sales, trading and capital markets activities in all credit markets, including investment-grade, high-yield and distressed debt securities, mortgage-backed and asset-backed instruments and credit derivatives;
- Senior bank debt in the form of syndicated loans and commitments to extend credit to investment-grade and non-investment-grade borrowers. The Fixed Income division is also engaged in secondary market trading of syndicated loans and other loans, and trading in defaulted and distressed loans;
- Real estate activities, such as financing real estate and real estate-related products and originating loans secured by commercial and multifamily properties. The Fixed Income division also securitizes and trades in a wide range of commercial and residential real estate and real estate-related whole loans;
- Emerging markets, where the Fixed Income division underwrites, invests and trades in the fixed-income securities and loans of a number of sovereign government and corporate issuers and obligors located in emerging market countries;

- Prime brokerage and futures execution services on all major futures and options exchanges worldwide;

- CSFB's own money market funding through the issuance of a wide variety of products, including time deposits, certificates of deposit, bankers' acceptances and commercial paper;

- Foreign exchange transactions serving a broad range of clients worldwide, including multinational corporations, money managers, hedge funds, banks and high-net-worth individuals; and

- Research on more than 500 issuers across the credit spectrum and on a variety of structured products and global economic analysis.

Equity division

The Equity division engages in a broad range of equity activities for investors around the world, including sales, trading, brokerage and market-making in U.S. and international equity and equity-related securities, options and futures. Equity-related activities include:

- New issue distribution of all types of equity securities, including common stock, convertible securities and other equity and equity-related securities;

- Secondary trading as principal and agent on all major exchanges and over the counter;

- Primary and secondary market transactions, as principal and agent, in convertible bonds and listed and OTC derivatives, and convertible, international and index arbitrage and other program-trading activities;

- Risk arbitrage, which involves investing for CSFB's own account in the equity securities of companies involved in publicly announced corporate transactions;

- Prime banking, which includes dealer-to-dealer financing and the coverage of proprietary and client short positions through securities borrowing and lending arrangements; and

- Research on a broad range of industries and companies and on market and economic trends.

In 2002, as part of changing practices in the investment banking industry and CSFB's commitment to ensuring the independence of its research, CSFB made a number of changes in securities research activities, including realigning its research department, including equity research, to report to the Vice Chairman of CSFB for Research and for Legal and Compliance, adopting new rules on securities ownership by analysts and implementing new procedures for communication between analysts and investment bankers.

Investment Banking division

The Investment Banking division's activities include financial advisory services regarding mergers and acquisitions and other matters, origination and distribution of equity and fixed-income securities and leveraged finance and private equity investments. Investment Banking provides comprehensive financial advisory services and, in conjunction with the Equity and Fixed Income divisions, capital raising services, and develops and offers innovative financing for a broad range of clients. Through the private equity group, the Investment Banking division also conducts worldwide private equity investment activities.

CSFB maintains offices in select major cities through which investment banking activities are conducted. Investment Banking has established industry groups with a broad range of dedicated industry specialists. The industry group structure facilitates the delivery of specialist information and services to clients on a global basis. Investment Banking clients include U.S. and international public and private corporations, sovereign governments, supranational and national agencies and public sector entities.

Investment Banking's principal services consist of:

- Mergers and acquisitions and other financial advisory services, including corporate sales and restructuring, and divestitures and take-over defense strategy; and
- Capital raising, through equity and equity-linked offerings, leveraged finance, investment-grade debt underwritings, high-yield debt underwritings, bank debt and bridge financing, structured products, raising of private capital and project finance. Investment Banking's offerings include both domestic and cross-border transactions.

The private equity group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions. The private equity group makes private equity investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to debt and equity investments in companies, the private equity group manages private equity funds and invests in real estate and third-party managed private equity funds. Investments are made directly or through a variety of investment vehicles. At December 31, 2002, Institutional Securities managed or advised funds and proprietary private equity portfolios on behalf of clients of USD 15.0 billion. At December 31, 2002, Institutional Securities had global investments in private equity for its own account of approximately USD 2.0 billion and had unfunded commitments of approximately USD 2.0 billion.

Each private equity fund is managed over the medium to long term to maximize the value over time of its investments. In addition to an annual management fee, realized gains may be generated from the carried interest after a threshold return for investors has been achieved. Operating income may also be derived from realized and unrealized appreciation or depreciation upon the disposition of the investment. These latter sources of revenue typically emerge, if at all, over a number of years, and CSFB's private equity business is therefore a long-term business.

If a private equity investment in a company or an investment fund substantially declines in value, CSFB may potentially lose some or all of any management or similar fees, may not receive any increased share of the income and gains from such investment (to which CSFB is entitled when the return on such investment exceeds certain threshold returns) and may lose its pro rata share of the capital invested in that company and other companies in the same fund. Further, it may become more difficult to dispose of the investment. Even investments that are performing well have proven difficult to exit because of the weak initial public offering, or IPO, market and the decline in secondary public offerings. In certain circumstances, depending on the size of the investment, the nature of the company's problems or other factors, CSFB may become involved in disputes or legal proceedings relating to the investment, and CSFB's reputation or its ability to sponsor private equity investment funds in the future could be adversely affected.

CSFB Financial Services

Overview

CSFB Financial Services provides international asset management services, including mutual funds, to institutional and private investors, financial services to broker-dealers and investment managers and financial advisory services to high-net-worth individuals and corporate investors.

In December 2002, CSFB's asset management business implemented organizational changes designed to strengthen its global platform, including reducing the number of operating regions from five to three and realigning management responsibilities.

In connection with efforts to strengthen CSFB's resources available for core businesses, in January 2003, CSFB entered into a definitive agreement to sell Pershing to The Bank of New York Company, Inc. The transaction is expected to close in May 2003, subject to regulatory approvals and other conditions.

Asset management business

The following is a description of the primary markets of our asset management business:

- In the Americas, the asset management business has investment management operations in the United States and Brazil. The U.S. operations of the asset management business include investment management of a full range of U.S. and international equity products, U.S. core, high-yield and structured fixed-income products and private equity, hedge fund of funds and high-net-worth products. The asset management business distributes its U.S. products directly through domestic institutional channels and to high-net-worth private clients and internationally through affiliates. In Brazil, the asset management business conducts fund management operations through Banco de Investimentos Credit Suisse First Boston S.A., Garantia Limited, an investment banking and asset management company acquired in 1998, and certain of its affiliates.

- In Europe, the asset management business has investment management operations in the United Kingdom, Switzerland, Germany, France, Italy, Spain, Luxembourg, Poland, Hungary and the Czech Republic, all of which, except those in Luxembourg and Spain, offer local investment management capabilities. London is also the base for the global fixed-income and equity products businesses. The asset management business has a strong presence in the Swiss investment management market. In Switzerland, the asset management business also offers real estate and indexed products. The Swiss products of the asset management business are distributed through a range of channels, including through CSFS, directly to institutional clients and through third-party intermediaries. At December 31, 2002, based on total assets under management, the asset management business in Switzerland had a 30.9% market share in the Swiss pooled pension market and a 21.3% market share in Swiss registered retail mutual funds.

- In Asia Pacific, the asset management business has investment management operations in Japan and Australia. The asset management business has institutional and retail activities in Japan and is further developing its business through the Credit Suisse brand. The Japanese operations, which include the operations of Warburg Pincus Asset Management (Japan), Inc., offer clients an integrated investment philosophy and research, marketing and distribution platforms. The Australian operations of the asset management business offer a range of Australian, Asian and international equity products, Australian fixed-income, balanced and real-estate products to both Australian institutional and retail customers.

Private Client Services

The Private Client Services business serves high-net-worth and corporate investors with significant financial resources and specialized investment needs. Private Client Services operates principally out of offices in ten U.S. cities and in London. Private Client Services had 381 investment advisors and managed or advised clients on approximately CHF 71.7 billion (USD 51.6 billion) in assets as of December 31, 2002.

Pershing

Pershing is a leading provider of financial services outsourcing solutions, including correspondent brokerage services, to many of the world's major financial institutions and investment managers. Founded in 1939 and acquired by DLJ in 1977, Pershing provides execution, settlement and clearance on a multi-currency basis in approximately 40 international markets. Pershing's extended service model for major financial institutions enables customers to provide an array of asset-gathering products and services. On January 7, 2003, CSFB entered into a definitive agreement to sell Pershing.

Products and services

The following is a discussion of the key global products and services of CSFB Financial Services and the divisions through which they are delivered.

Asset management and advisory services. The asset management business offers its clients discretionary asset management services through segregated or pooled accounts. Clients may choose from a wide array of products, including:

- fixed-income and equity products in local and global markets;
- balanced products, comprising a mixed portfolio of fixed-income and equity investments according to a pre-defined risk parameter set by the customer or the investment guidelines of the fund and asset allocation products;
- money market currency products;
- quantitative indexed products;
- derivatives and commodities;
- real estate portfolio management; and
- alternative investment products, which include fund of funds products.

The investment policies of portfolio managers are generally focused on providing maximum return within the investor's criteria, while maintaining a controlled risk profile and adherence to high quality compliance and investment practices. The advisory services of the asset management business include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, acting as a central depository for all of a client's securities. Once the custody has been centralized, clients are offered a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring.

The Private Client Services business offers a range of services, including single stock brokerage, hedging and sales of restricted securities. Private Client Services also offers its clients a wide range of investment management products, including third-party-managed accounts and alternative investments.

Through Pershing, CSFB Financial Services has provided a broad range of financial services outsourcing solutions, including custody, cash management, product development, information management, portfolio evaluation, financing, proprietary research, securities lending and related services.

Funds. The asset management business offers a wide range of open-end funds. These funds are marketed under the main brand name Credit Suisse in Europe, Japan, Australia, Latin America and the United States. In Japan, certain Warburg Pincus Asset Management funds are still marketed under the Warburg Pincus name. The largest complex of funds, which is domiciled in Luxembourg and marketed mainly in Europe, includes a full range of equity, balanced, fixed-income and money market funds. In addition to these pan-European mutual funds, the asset management business offers domestic registered funds in the United States, Switzerland, the United Kingdom, Germany, Italy, France, Poland, Japan and Australia.

The asset management business acts primarily as a wholesale distributor of mutual funds, and the majority of the Credit Suisse brand funds are marketed through our other businesses and third-party distributors, including third-party banks and insurance companies and other financial intermediaries.

Operating Environment and Competition

Operating environment

CSFB believes that the long-term outlook for leaders in the investment banking industry is generally positive, although the industry is volatile and subject to periodic market downturns worldwide or in particular geographic regions. In addition, competition has resulted in significant pressure on margins. The global "bulge bracket," or top tier, investment banks are likely to be more successful than other firms, and there is continuing consolidation in the financial services industry. One of the principal macroeconomic trends affecting the investment banking industry is greater capital formation, which is produced by aging demographics, pension reforms and wealth creation. Consolidation and convergence, driven by a blurring of traditional product and geographic boundaries, deregulation and the importance of scale and efficiency, have also created benefits for global full-service providers such as CSFB.

Technology has led to productivity improvements and new distribution and business models, more demanding and better informed customers and the need to balance productivity gains with investment requirements.

The slowdown in global economic growth in 2001 continued in 2002. Weak corporate earnings and high-profile bankruptcies weighed heavily on market sentiment, exacerbated by scandals relating to accounting and corporate governance and the threat of terrorism and war. In addition, certain regulatory issues, including research analyst independence and the allocation of shares in IPOs affected the industry. An industry-wide agreement in principle with certain U.S. regulators was announced in December 2002 to resolve certain of the regulatory issues, and a related global settlement was announced in April 2003.

All major stock indices were down significantly in 2002. Equity trading and underwriting volumes and mergers and acquisitions activity fell sharply from 2001 levels while debt underwriting volumes remained flat. The credit environment in 2002 was among the most difficult in recent history, with default rates substantially higher and recoveries substantially lower than historic levels. The difficult market and credit environment had a negative impact in 2002 on CSFB's business, particularly in lending, capital markets, financial advisory and equity sales and trading. As a result, in 2002 CSFB made further personnel reductions to help reduce expenses and to remain appropriately staffed for the prevailing industry and market environment.

The financial services business, including asset management, is viewed as a growth sector. Despite a weaker and more volatile market environment, the underlying fundamentals and demographics continue to support the sector. CSFB believes that there will be positive net new asset or organic growth opportunities within this sector over the next several years. Despite this positive outlook for the business, increased competition, higher research costs, required advancements in technology, growth in client needs and globalization are trends that place greater pressure on margins and increase the need for scale within full-service asset management organizations. This growth, together with major external changes such as technological innovation and increased volatility and complexity in world markets, is changing the way the industry delivers services, manages investments and measures risk. While the pace has slowed in the last year, investment management firms are also experiencing historically high levels of mergers and acquisitions activity. New entrants are purchasing investment management companies, while existing firms are merging to create global organizations and achieve economies of scale.

Competition

CSFB faces intense competition from various types of firms in all aspects of its business and throughout the world. The principal competitive factors influencing CSFB's business are its reputation in the market place, its client relationships, its mix of market and product capabilities, and the ability to attract and retain highly skilled employees.

In investment banking, CSFB competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. CSFB is subject to competitive pressure to make loans to certain clients, and such lending is a low-margin business that ties up capital. CSFB has also experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products or in certain markets. Competition from alternative trading systems is reducing fees and commissions. In addition, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating.

In asset management, CSFB's major competitors are the asset management subsidiaries of financial services firms, U.S. mutual and institutional fund managers and European fund managers. Despite the trend towards globalization in the asset management industry, competition is most significant in individual geographic locations.

Finance, Administration and Operations

The businesses of the Bank have finance, administration, operations and other support departments, including treasury, controller, credit, risk management, corporate services, information technology, tax, legal and compliance, human resources and operations. These departments support the Bank's diverse global businesses through the processing of securities, foreign exchange and commodities transactions; receipt and delivery of funds and securities; safeguarding of customers' securities; internal financial controls, including management of global expenses, capital structure and funding; and efforts at ensuring compliance with regulatory and legal requirements. Certain of these areas also assist in the management and monitoring of the risks associated with the Bank's business activities. We refer you to Notes 1 to 9 to the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I.

Employees

As part of CSFB's broad cost-cutting initiatives, we have reduced staff levels and achieved greater savings from other non-staff costs. As a result of these staff reductions, as of December 31, 2002, the Bank had approximately 23,400 employees, of whom approximately 12,100 were in the Americas, 8,250 in Europe and 3,050 in Asia and the Asia-Pacific region. Approximately 2,460 were in the Equity division, 2,400 in the Fixed Income division, 2,420 in the Investment Banking division, 6,910 in the Financial Services segment (including 3,940 Pershing employees) and 9,210 in finance, administration and operations departments. The Bank had approximately 27,500 employees worldwide at December 31, 2001 and approximately 30,500 employees worldwide at December 31, 2000. The foregoing figures include consultants as well as employees, and aggregate the hours of part-time employees to arrive at full-time equivalents.

No shares in the capital of the Bank are currently held by members of the Board of Directors, management or staff. The Bank is wholly owned by Credit Suisse Group, whose representatives were elected to the Board of Directors of the Bank pursuant to Article 707, paragraph 3 of the Swiss Code of Obligations and are not required to hold shares in the capital of the Bank.

No member of the Board of Directors or of the management of the Bank has any interests in transactions effected by the Bank during the past or current financial year which are or were unusual in their nature or conditions or significant to the business of the Bank. For information on loans by the Bank to members of the Board of Directors or management, we refer you to page 51 of the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I.

The Bank has encountered no significant labor disputes since it began its operations.

Properties

At December 31, 2002, the Bank and its subsidiaries occupied in excess of 7.6 million square feet in 38 countries. This includes over 3.1 million square feet in New York City and over 1.4 million square feet in London. The Bank owns properties in a number of locations, including Princeton, Florham Park and East Hanover, New Jersey and in London.

The Bank has entered into a significant number of real estate transactions since December 31, 2002. The sale of the Pershing business to The Bank of New York Company, Inc. was announced in January 2003 and is expected to close in May 2003, subject to regulatory and other conditions. The sale will involve the transfer of over 1 million square feet, principally in the United States but also in the United Kingdom and India, and will include the owned premises in Florham Park and East Hanover, New Jersey. We have reduced by over 87,000 square feet the occupied area in London through a sub-lease back to the landlord. Since January 2003, we have closed offices in Cairo, Prague and Sandton, South Africa.

Legal Proceedings and Regulatory Examinations

The Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of the actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. We believe, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. We intend to defend ourselves vigorously against all of the claims asserted in these matters. For additional information about legal proceedings involving CSFB USA, our indirectly wholly owned subsidiary, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by CSFB USA with the SEC.

The Bank is subject to comprehensive regulation and supervision under various laws governing broker-dealers, banks, investment advisors and participants in the commodities industries as well as rules and regulations of various self-regulatory organizations and stock, commodities and futures and options trading exchanges around the world. The businesses of the Bank are routinely examined by regulatory authorities in the countries in which the Bank conducts its activities. A number of such regulatory examinations are ongoing at this time.

Governmental/Regulatory Inquiries Relating to IPO Allocation/Research-related Practices

In early 2002, in connection with industry-wide investigations into research analyst practices and certain IPO allocation practices, CSFB received subpoenas and/or requests for information from the following governmental and regulatory bodies: the New York State Attorney General, or NYAG; the Massachusetts Secretary of the Commonwealth Securities Division, or MSD; the SEC; the National Association of Securities Dealers Regulation, Inc., or NASDR; the New York Stock Exchange, or NYSE; and the United States Attorneys' Office for the Southern District of New York. The SEC, NASDR and NYSE have conducted a joint investigation.

CSFB has cooperated fully with these investigations, and has produced a significant volume of documents, consisting primarily of e-mails, compensation-related information and research reports. During these investigations, the NASDR, NYAG and MSD have taken testimony from various present and former employees of CSFB. The investigations have focused on equity research independence and the allocation of certain IPO shares to senior executives of the firm's clients (a practice that regulators have referred to as "spinning").

On September 19, 2002, the MSD referred certain aspects of its investigation to the NYAG to determine whether CSFB or any of its employees engaged in activity that would constitute a violation of New York criminal laws. The NYAG is continuing its investigation in response to the referral.

On October 21, 2002, the MSD filed an administrative complaint against CSFB, alleging violations of the Massachusetts Uniform Securities Act and seeking the imposition of a USD 1.9 million fine and various administrative remedies; CSFB filed an answer denying these charges on November 25, 2002. CSFB expects the MSD's allegations to be settled as part of a recently announced global agreement in principle, discussed below.

On December 20, 2002, CSFB and other financial services firms reached an agreement in principle with a coalition of state and federal regulators and self-regulatory organizations to resolve pending investigations. On April 28, 2003, CSFB and other Wall Street firms finalized a global settlement. Consistent with the agreement in principle, CSFB agreed, without admitting or denying the allegations, findings or conclusions, to pay a total of USD 200 million, consisting of (a) USD 150 million to settle the enforcement actions and (b) USD 50 million to fund third-party research to clients over five years. CSFB has also agreed to implement significant, industry-wide procedural and structural reforms to business practices relating to both research analyst independence and the allocation of shares in IPOs.

Several governmental and regulatory authorities have recently issued subpoenas to, and/or made requests for documents and information from, CSFB concerning the firm's preservation and production of documents in 2000 in response to then-pending investigations into the firm's allocation of shares in IPOs and subsequent transactions and commissions, including an investigation by the U.S. Attorney's Office for the Southern District of New York, which was concluded in December 2001 without charges being filed, and SEC and NASDR investigations that were settled in January 2002. CSFB is cooperating with the authorities in their investigations.

Litigation Relating to IPO Allocation/Research-related Practices

Since January 2001, CSFB LLC, a CSFB LLC affiliate and several other investment banks have been named as defendants in several putative class action complaints filed in the U.S. District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities law resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs, and in some cases follow-on offerings, and with respect to transactions in the aftermarket. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, CSFB moved to dismiss the consolidated class action complaints. Oral argument on the motion was held on November 1, 2002, and on February 19, 2003, the court denied the motion as to the defendant investment banks and certain issuer and individual defendants.

Since March 2001, CSFB LLC and several other investment banks have been named as defendants in several putative class actions filed with the U.S. District Court for the Southern District of New York, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, CSFB LLC moved to dismiss the amended complaint. Oral argument was held on January 17, 2003, and we are now awaiting the court's decision.

On May 25, 2001, CSFB LLC was sued in the U.S. District Court for the Southern District of Florida by a putative class of issuers in IPOs in which CSFB LLC acted as lead manager. The complaint alleged that CSFB LLC underpriced IPOs, accepted excessive brokerage commissions in exchange for allocations in IPOs, required investors to give CSFB LLC a share of IPO profits, and used IPO allocations to obtain additional investment banking business, all in breach of the underwriting agreements. This case was subsequently transferred to the U.S. District Court for the Southern District of New York. An amended complaint was filed on February 4, 2002 in this matter alleging, among other things, a claim for indemnification in the IPO matter. On March 29, 2002, CSFB LLC moved to dismiss this complaint. On June 25, 2002, the court denied CSFB LLC's motion to dismiss. In December 2002, prior to a motion for class certification being filed, MDCM Holdings, Inc., the putative class representative, informed the court that it wished to withdraw from the action. Notice of MDCM Holdings' decision has been provided to the putative class and a deadline was set for a putative class member to substitute as the putative class representative. If no member of the putative class seeks to substitute for MDCM Holdings, the action will be dismissed.

On November 15, 2002, CSFB USA, as alleged successor-in-interest for a subsidiary then known as Donaldson, Lufkin & Jenrette Securities Corporation (now Pershing LLC), was sued in the U.S. District Court for the Southern District of New York on behalf of a putative class of issuers in IPOs for which it acted as underwriter. The complaint alleges that the issuers' IPOs were underpriced, and that Pershing LLC allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct is alleged to have been in breach of the underwriting agreements.

Several putative class action lawsuits have been filed against CSFB LLC in the wake of publicity surrounding various governmental and regulatory investigations into the practices of equity research analysts. Thus far, cases have been brought against CSFB LLC in U.S. District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Agilent Technologies, Inc., AOL Time Warner Inc., Covad Communications Co. and Razorfish, Inc. An individual action has been filed in the Superior Court of the State of California by a purchaser of shares of Clarent Corporation. The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The actions relating to Covad Communications Co. have been consolidated in the U.S. District Court for the Southern District of New York, and CSFB and its co-defendants have filed a motion to dismiss the complaint. The actions related to Agilent Technologies, Inc., AOL Time Warner Inc. and Razorfish, Inc. have not yet been consolidated and no lead plaintiff or lead counsel has been appointed in any of those cases.

Regulatory Investigations in Japan and the United Kingdom

In 1999, the Securities and Futures Authority of the United Kingdom, or U.K. SFA, the principal regulator of our broker-dealer operations in the United Kingdom, commenced an inquiry into the activities that were the subject of examination by the Financial Supervisory Agency of Japan, which inquiry was previously disclosed, as well as other activities associated with our operations in Tokyo. On December 1, 2001, the U.K. SFA ceased to exist, and the U.K. SFA's successor regulator, the FSA, assumed the investigation. On March 8, 2002, Credit Suisse First Boston International, or CSFBi, our derivatives business subsidiary, received the FSA's "Preliminary Findings Letter," setting forth the FSA's findings of fact upon which a decision to institute disciplinary proceedings against CSFBi would be based. On December 19, 2002, the FSA and CSFBi reached a full and final settlement of this matter. In connection therewith, the FSA found that between 1995 and 1998, CSFBi's conduct, primarily in Japan, violated certain U.K. regulatory rules regarding internal organization and controls and relationships with regulators and other authorities. CSFBi has accepted these findings and paid a fine to the FSA. In the four years since the conduct that forms the basis of these findings took place, CSFB has implemented changes in senior management and made extensive organizational, personnel and structural reforms to address the conduct.

Securities and Exchange Board of India Investigation

On April 18, 2001, the Securities and Exchange Board of India, or SEBI, issued an interim order requiring that Credit Suisse First Boston (India) Securities Private Limited, or CSFB India, not undertake any new stock broking business until further orders were passed by SEBI. The interim order, which was issued following a preliminary inquiry by SEBI but prior to any hearing on the matter, was based on a preliminary determination by SEBI that (i) certain purchase and sale transactions in certain shares executed by CSFB India for a client in 2001 were financing transactions that were structured to give a misleading appearance of active trading in such shares, leading to the creation of an artificial market and (ii) CSFB India had entered into unauthorized lending of securities. Subsequently, the scope of the inquiry was expanded to include transactions entered into from April 1, 2000 to March 31, 2001. On June 13, 2002, SEBI entered a final order and suspended the stockbroker registration of CSFB India for two years, with the term of the suspension beginning on April 18, 2001.

Enron-related Litigation and Inquiries

Numerous actions have been filed against CSFB LLC and its affiliates relating to Enron Corp. or its affiliates, or Enron. On April 8, 2002, CSFB LLC and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, lawyers and accountants in two putative class action complaints filed in the U.S. District Court for the Southern District of Texas. The first, *Newby v. Enron Corp., et al.*, was filed by purchasers of Enron securities and alleges claims against CSFB LLC for violations of the federal securities laws. The second, *Tittle, et al. v Enron Corp., et al.*, was filed by Enron employees who participated in various Enron employee savings plans and alleges violations of the Employee Retirement Income Security Act and the Racketeer Influenced and Corrupt Organizations Act and asserts state law negligence and civil conspiracy claims. A motion by CSFB LLC to dismiss the complaint in *Newby* was denied in December 2002, and CSFB LLC has since answered the complaint, denying all liability. On May 8, 2002, CSFB LLC moved to dismiss the *Tittle* complaint, and that motion is pending before the court. In both matters, plaintiffs have filed motions for class certification that are pending before the court. Several actions filed against CSFB LLC and certain CSFB affiliates, along with other parties, have been consolidated with the *Newby* action and stayed pending the court's decision on certain motions to dismiss by other defendants in *Newby* that are still pending. Two of the consolidated actions have duplicate proceedings in the U.S. District Court for the Southern District of New York.

Additional actions have been filed in various U.S. federal and state courts against CSFB LLC and/or certain CSFB affiliates, along with other parties, including (i) a series of putative class actions by purchasers of NewPower Holdings common stock alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933 and Section 10(b) of the Exchange Act; (ii) an action filed by The Retirement Systems of Alabama alleging violations of state and federal securities laws and Alabama statutory and common law; (iii) a complaint by two investment funds that purchased certain Enron-related securities alleging claims of insider trading and other violations of California law; (iv) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (v) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities law, common law fraud and civil conspiracy in connection with offerings of notes and certificates by certain Enron special purpose entities, including Osprey Trust; (vi) a complaint by purchasers of Enron, Marlin, Osprey and Montclare Trust securities alleging violations of state securities law, fraud and deceit, and civil conspiracy; (vii) an action by CalPERS, California's state pension fund, alleging violations of federal securities law, California law and fraud and concealment in connection with CalPERS' investment in certain notes issued by Enron; (viii) an action filed by an individual purchaser of various Enron notes alleging violations of California law, fraud and concealment and breach of fiduciary duty in connection with offerings of those notes; and (ix) four actions against Arthur Andersen, in which Andersen has brought a claim for contribution against CSFB LLC and its affiliates and other parties as third-party defendants.

In December 2001, Enron filed a petition for Chapter 11 relief in the U.S. Bankruptcy Court for the Southern District of New York. On September 12, 2002, the court entered an order allowing discovery from more than 100 institutions, including CSFB LLC. We have produced documents on a rolling basis, subject to a confidentiality order. The bankruptcy examiner has requested additional discovery, including depositions, and CSFB LLC is voluntarily cooperating with such requests.

CSFB LLC and its affiliates have received requests for information from certain U.S. Congressional committees and requests for information and/or subpoenas from certain governmental and regulatory agencies regarding certain transactions and business relationships with Enron and its affiliates, including certain Enron-related special purpose entities. We are cooperating fully with such inquiries and requests.

Certain Factors That May Affect Our Results of Operations

Our businesses are materially affected by conditions in the financial markets and economic conditions generally. In addition, our businesses are exposed to a variety of risks that could materially affect our results of operations and financial condition, including those described below. We refer you to Notes 1 to 9 to the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I for a description of how we manage risk.

Market Risk

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility.

We maintain large trading and investment (other than trading) positions in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These substantial positions can be adversely affected by volatility in financial markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. For further information on market risk exposures in our trading and other than trading portfolios, we refer you to "—Risk and Capital Management" and Notes 1 to 9 of the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I. We also use a broad range of trading and hedging products including swaps, futures, options and structured products.

To the extent that we own assets, or have long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our net short positions by acquiring assets in a rising market. We may from time to time have a trading strategy of holding a long position in one asset and a short position in another, from which we expect to earn income based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. Such losses, if significant, could adversely affect our results of operations and financial condition.

Adverse market or economic conditions may cause a decrease in operating income.

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the United States and around the world. The slowdown in global economic growth, which commenced in the second half of 2000, persisted in 2002. The continued negative economic conditions in the United States, Europe and Japan and weak global equity markets created an adverse operating environment for financial services companies. Terrorism, military action and the threat of future military action and a global recession caused stock markets around the world to drop to their lowest levels in years. The poor market conditions were also adversely affected by a continued worsening in the credit environment and investor concerns about actual and perceived accounting irregularities, which resulted in proposals and adoptions of corporate governance reforms, and corporate earnings. Investor fears and uncertainty from these events continue to have a negative effect on financial markets.

While fixed income markets benefited from lower interest rates, lower valuations and declining volatility affected the equity markets. There was a large decline in merger and acquisition activity and capital markets transactions in virtually all sectors and the new issue market was severely impacted, especially in the technology area. The poor market conditions have persisted in 2003 notwithstanding some indications that the economy may be recovering.

Financial markets in Europe, the United States and elsewhere may decline further or experience volatility. Our operating income would likely decline in such circumstances, and if we were unable to reduce expenses at the same pace, our results of operations and financial condition would be adversely affected. In addition, further deterioration in economic conditions may negatively affect our banking businesses and the estimates and assumptions used to determine the fair value of our reporting segments, which could cause us to record a goodwill impairment charge in the future.

Terrorist attacks, military conflicts and economic or political sanctions could in the future have a material adverse effect on economic and market conditions, market volatility and financial activity, including in businesses in which we operate.

Asset Management Business. Further unfavorable market or economic conditions could affect our asset management business by reducing sales of our investment products, such as mutual funds, and by reducing the volume of our asset management activities. In addition, because the fees we charge for managing our clients' portfolios are in many cases based on the value of those portfolios, a market downturn that reduces the value of those portfolios or increases the amount of withdrawals would reduce our commission and fee income. Even in the absence of a market downturn, below-market performance by our mutual funds and managed portfolios may result in increased withdrawals and reduced inflows, which would reduce the operating income we receive from asset management activities.

Investment Banking Business. The slowdown in global economic growth persisted throughout 2002. Difficult market and economic conditions had a negative impact on our investment banking business in 2002, particularly capital markets and financial advisory services. Continuing adverse market or economic conditions are likely to continue to reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice and other services. Our financial advisory fees and underwriting fees are directly related to the number and size of the transactions in which we participate and would therefore continue to be adversely affected by a sustained market downturn. Continuing market declines are also likely to continue to lead to a decline in the volume of securities trades that we execute for customers and, therefore, to continue to have an adverse effect on operating income we receive from commissions and spreads. In the past two years, we implemented significant cost cutting initiatives at CSFB in an effort to align more closely the size of our investment banking business with changing market conditions and to begin to bring its cost structure in line with its major competitors. Our investment banking business also continued its strategy to exit non-core businesses to concentrate on increasing its market share and improving its results in those areas where it already has a significant leadership position. Continued economic weakness and market volatility would likely have a negative impact on the results of operations and financial condition of our investment banking business. In addition, these adverse market or economic conditions could negatively affect our private equity investments since, if a private equity investment substantially declines in value, we could lose some or all of any management or similar fees, may not receive any increased share of the income and gains from such investment, may lose our pro rata share of the capital invested and it could become more difficult to dispose of the investment, particularly if private companies delay or decide against IPOs in light of the significant corporate governance, disclosure and accounting requirements imposed under the Sarbanes-Oxley Act of 2002 and similar legislation, directives or rules proposed or implemented in the jurisdictions in which we operate.

We may incur significant losses in the real estate sector.

Our investment banking businesses could be adversely affected by a downturn in the real estate sector. We finance and acquire real estate and real estate-related products and originate loans secured by commercial, residential and multi-family properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including mortgage-backed and commercial mortgage-backed securities. Future unfavorable conditions in real estate markets and further potential writedowns on our legacy real estate portfolios would adversely affect our results of operations.

Our revenues may decline in line with declines in certain sectors.

Decreasing economic growth has reduced the operating income of our investment banking business. We have made a significant commitment to providing investment banking advisory and underwriting services in certain sectors such as technology and telecommunications. Downturn in these sectors has negatively affected the operating income of our investment banking business and may continue to do so.

Holding large and concentrated positions may expose us to large losses.

Concentration of risk could increase losses at our investment banking business. We have sizeable loans and securities holdings and we face additional risk from concentrations of loans in our banking business to certain customers. Excluding loans due from banks, our three largest industry concentrations were financial services, real estate companies and other services, including technology companies. A downturn in these sectors has had and in the future may have an adverse effect on our results of operations.

Furthermore, our investment banking business could be exposed to increased losses in activities such as arbitrage, market making, block and proprietary trading, merchant banking, underwriting and lending. We have committed substantial amounts of capital to these businesses, which may require us to take large positions in the loans or securities of a particular company or companies in a particular industry, country or region. The trend in all major capital markets is toward larger and more frequent commitments of capital. Such concentration of risk could increase our losses due to our sizeable securities holdings.

Significant interest rate changes could affect our results of operations and financial condition.

The level of our net interest income significantly affects our results of operations. Changes in market interest rates could affect the interest rates charged on interest earning assets differently than the interest rates paid on interest-bearing liabilities. This exposes us to risk due to potential mismatches of interest-bearing liabilities and interest-earning assets. Interest rates are highly sensitive to many factors beyond our control. Increases in the interest rate at which short-term funding is available and maturity mismatches may adversely affect our results.

Our hedging strategies may not prevent losses.

If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has historically moved in a direction that would offset a change in the value of the long position. However, we may only be partially hedged, or these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may also affect our hedging strategies.

Market risk may increase the other risks that we face.

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while access to liquidity could be impaired. In conjunction with a market downturn, our customers and counterparties could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them.

Credit Risk

We may suffer significant losses from our credit exposures.

Our businesses are subject to the risk that borrowers and other counterparties are unable to meet their obligations to us. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions.

We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, economic conditions and other factors related to the collectibility of the loan portfolio. Although management uses its best judgment in providing for loan losses, we may have to increase our provisions for loan losses in the future as a result of increases in non-performing assets or for other reasons. In 2002, we established a credit provision for a change in the estimate of the risk of loss inherent in the portfolio of non-impaired loans. Any increase in the provisions for loan losses, any loan losses in excess of the provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. This risk may arise, for example, from:

- a decrease in the value of securities of third parties held by us as collateral;
- entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us;
- executing securities, futures or currency trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearinghouses or other financial intermediaries;
- extending credit to our clients through bridge or margin loans or other arrangements; and
- economic and political conditions beyond our control.

In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. We have had an increase in our investment bank's provisions for credit losses and further increases, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically.

The credit environment in 2002 was among the most difficult in recent history, with default rates substantially higher and recoveries substantially lower than historic levels. In 2002, there were seven of the 12 largest U.S. bankruptcies ever, and we expect that the number of bankruptcies could increase. The credit environment was also adversely affected by significant instances of fraud. The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between institutions. As a result, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact on a daily basis, and could adversely affect us.

The information that we use to manage our credit risk may be inaccurate or incomplete.

Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the trading risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are under-secured, for example, as a result of sudden declines in market values that reduce the value of collateral.

Cross Border and Foreign Exchange Risk

Cross border risks may increase market and credit risks we face.

Country, regional and political risks are components of market risk as well as credit risk. Financial markets and economic conditions generally in the United States and around the world have in the past been, and in the future may continue to be, materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us. The political, economic or other circumstances of the countries in which we operate may have an adverse impact on our results of operations.

We may face significant losses in emerging markets.

As a global financial services company, we are exposed to economic instability in emerging market countries. We have adopted a lower risk profile for our emerging market operations. This strategy includes improved risk monitoring, greater diversity in the sectors in which we invest and greater emphasis on customer driven business. Our efforts at containing emerging market risk, however, may not succeed.

Currency fluctuations may adversely affect our results of operations and financial condition.

We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities in our investment banking and asset management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Exchange rate volatility may have an adverse impact on our results of operations.

Liquidity Risk

We may face asset liability mismatches.

We face potential asset and liability mismatches that could lead to an inability to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans and investments as they arise. Most of the funding requirements are met through short-term funding sources, primarily in the form of deposits, inter-bank loans, time deposits and cash bonds. However, a portion of our assets have medium-term or long-term maturities, creating a potential for funding mismatches. In the past, a substantial portion of our customer deposits has rolled over upon maturity and has been, over time, a stable source of funding. However, no assurance can be given that this experience will continue. If a substantial number of depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected.

An inability to access capital markets could impair our liquidity.

We depend on continuous access to the capital markets to finance day-to-day operations. An inability to raise money in the long-term or short-term debt capital markets, or an inability to access the repurchase and securities lending markets, could have a substantial negative effect on our liquidity. Our ability to borrow in the debt markets could be impaired by factors that are not specific to us, such as severe disruption of the financial markets or negative views about the financial services industry generally. In addition, lenders could develop a negative perception of our long-term or short-term financial prospects if:

- we incurred large trading or loan losses;
- the level of our business activity continued to decrease due to a continuing market downturn;
- regulatory authorities took significant action against us; or
- we discovered serious employee misconduct or illegal activity.

Our liquidity may be adversely affected if we cannot sell assets.

If we were unable to borrow in the debt capital markets, or access the repurchase and securities lending markets, our businesses would need to liquidate assets to meet our maturing liabilities. Our investment and trading portfolios are a source of liquidity, through the sale of readily marketable debt securities, equity securities, short-term investments and longer-term investments. A market downturn could also adversely affect our ability to liquidate portfolios. In certain market environments, such as when there is market volatility or uncertainty, overall market liquidity may decline. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition. In addition, our ability to sell our assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Changes in our ratings may adversely affect our business.

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place us on "credit watch" with negative implications at any time. Credit ratings are important to us when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivatives transactions. In 2002, Moody's Investors Service, or Moody's, Standard & Poor's, or S&P, and Fitch Ratings, or Fitch, each downgraded our credit ratings and/or outlook. We refer you to "Operating and Financial Review and Prospects–Credit Ratings."

Further reductions in our credit ratings could increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, compete for attractive acquisition opportunities and retain our customers. This, in turn, could reduce our liquidity and negatively affect our operating results and financial condition.

Operational Risk

We are exposed to a variety of operational risks.

Operational risk is the risk of adverse impacts to our business as a consequence of conducting operations in an improper or inadequate manner, or as a result of external factors. In general, our businesses face a wide variety of operational risks. We face risk arising from organizational factors such as change of management and other personnel, data flow, communication, coordination and allocation of responsibilities. Policy and process risk arises from weakness in or non-compliance with policies and critical processes involving documentation, due diligence, adherence to credit limits, settlement and payment. Technology risk stems from dependencies on information technology and the telecommunications infrastructure and risks arising from e-commerce activities. We face risks arising from human error and external factors such as fraud. Finally, we face risks from physical threats to our and third-party suppliers' facilities or employees and business disruption; in particular, if there is a disruption in the infrastructure supporting our businesses and/or the areas where they or third-party suppliers are situated, such as interruptions in electrical, communications, transportation or other services, our ability to conduct our operations may be negatively affected. Any of such risks, if they actually materialize, could have an adverse effect on our results of operations.

We may suffer losses due to employee misconduct.

Our businesses are in particular exposed to risk from potential non-compliance with policies on loans, credit limits, securities transactions and settlements and payment processes. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include engaging in unauthorized activities or binding us to transactions that exceed authorized limits or present unacceptable risks, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanction and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.

Our dependence on systems could expose us to losses.

We also face operational risk from potential losses caused by a breakdown in information, communication, transaction settlement, clearance and processing procedures. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

Legal and Regulatory Risks

Our exposure to legal liability is significant.

We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation and other adversarial proceedings against financial services firms are increasing. These risks involve disputes over the terms of transactions in which we act as principal, disputes concerning the adequacy or enforceability of documents relating to our transactions, potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions in which we act as underwriter, placement agent or financial advisor, potential liability for the "fairness opinions" and other advice we provide to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements and disputes over the independence of our research. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable. Companies in our industry are increasingly exposed to claims for recommending investments that are not consistent with a client's investment objectives or engaging in unauthorized or excessive trading. During a prolonged market downturn, these claims have increased and we would expect them in the future to increase.

It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving the Bank's businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings.

We are exposed to actions by employees.

We are also subject to claims arising from disputes with employees for, among other things, alleged discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We have incurred significant legal expenses in defending against employee litigation and other adversarial proceedings, and we expect to continue to do so in the future. Actions by employees could have a negative impact on our results of operations.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties.

As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the United States and virtually all other jurisdictions in which we operate around the world. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. For a more complete description of our regulatory regime, we refer you to "Regulation and Supervision."

International regulation of banking practices is increasing.

In recent years, we have experienced increased regulation of our activities as a result of anti-money laundering initiatives in a number of jurisdictions. These measures may accelerate. For example, in 2001, the U.S. Congress enacted the USA Patriot Act, which imposed significant new record keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. Certain specific requirements under the USA Patriot Act involve new compliance obligations. Final regulations pursuant to the USA Patriot Act have not been adopted in all of these areas. Switzerland and other jurisdictions in which we operate have proposed or adopted regulations to strengthen prohibitions on money laundering and terrorist financing.

The Bank is exposed to risk of loss from legal and regulatory proceedings.

The Bank is subject to a number of legal proceedings, regulatory actions and investigations.

For example, in early 2002, in connection with industry-wide investigations into research analyst practices and certain IPO allocation practices, CSFB received subpoenas and/or requests for information from the following governmental and regulatory bodies: the NYAG; the MSD; the SEC; the NASDR; the NYSE; and the United States Attorney's Office for the Southern District of New York. (The SEC, NASDR and NYSE have conducted a joint investigation.) The investigations have focused on equity research independence and the allocation of certain IPO shares to senior executives of the firm's clients (a practice that regulators have referred to as "spinning"). On December 20, 2002, CSFB and several other Wall Street firms reached an agreement in principle with a coalition of state and federal regulators and self-regulatory organizations, including the above governmental and regulatory bodies, to settle certain pending investigations; a global settlement was announced in April 2003.

In addition, since January 2001, Credit Suisse First Boston Corporation, or CSFB Corp. (now known as CSFB LLC), a CSFB LLC affiliate and several other investment banks have been named as defendants in several putative class action complaints filed in the U.S. District Court for the Southern District of New York concerning IPO allocation practices. In 2002, actions have been filed in various U.S. federal and state courts against, among others, CSFB LLC and/or certain CSFB affiliates relating to Enron Corp. or its affiliates. The actions allege, inter alia, violations of the U.S. federal securities laws, the Employee Retirement Income Security Act, the Racketeer Influenced and Corrupt Organizations Act, state law negligence and/or civil conspiracy.

For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, we refer you to "—Legal Proceedings and Regulatory Examinations."

Changes in our regulatory regime may affect our results of operations and capital requirements.

Changes in laws, rules or regulations affecting the investment banking and asset management businesses, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect our results. For example, the Basle Committee on Banking Supervision of the Bank for International Settlements, or Basle Committee, is currently considering significant changes to existing international capital adequacy standards. Under a timetable announced by the Basle Committee in July 2002, a revised version of these proposals is expected to be released later this year and finalized thereafter. Participating countries would then be expected to modify their bank capital and regulatory standards as necessary to implement the new standards effective at year-end 2006. If and when the proposed capital adequacy standards become effective, we may need to maintain higher levels of capital for bank regulatory purposes, which could increase our financing costs and adversely affect our results of operations. We cannot predict at this time whether, or in what form, the new standards will be adopted, or the effect that they would have on us or on our subsidiaries' capital ratios, financial condition or results of operations.

Legal restrictions on our clients may reduce the demand for our services.

We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application. For example, the volume of our businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and polices and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities. In 2002, the U.S. Congress passed the Sarbanes-Oxley Act, and the SEC, the NYSE and the Nasdaq National Market have proposed or adopted rules that significantly alter the duties and obligations relating to, among other things, corporate governance and financial disclosure. Most of these requirements are applicable to SEC-registered companies. To the extent private companies elect not to engage in IPOs in order to avoid being subject to these provisions, our equity new issuances business and our potential for exiting certain private equity investments may be adversely affected. In addition, the provisions of these requirements, coupled with the current state of the economy, have diverted the focus of many companies from capital markets transactions, such as securities offerings and acquisition or disposition transactions, and as long as such diversion exists, our investment banking businesses may be adversely affected.

Competition

We face increased competition due to consolidation and new entrants.

We face intense competition in all financial services markets and for the products and services we offer. Consolidation, both in the form of mergers and acquisitions and by way of alliances and cooperation, is increasing competition. New competitors are entering the market, including internet-based financial services providers and non-financial companies, many of which are not subject to capital or regulatory requirements and, therefore, may be able to offer their products and services on more favorable terms. The European and U.S. financial services markets are relatively mature, and the demand for financial services products is, to some extent, related to overall economic development. Competition in this environment is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition and perceived financial strength. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Recently enacted U.S. federal financial reform legislation significantly expands the activities permissible for financial services firms in the United States. This legislation may accelerate consolidation, increase the capital base and geographic reach of our competitors and increase competition in the financial services industry, which could adversely affect our results of operations and financial condition. For further information relating to the regulation of our businesses, we refer you to "Regulation and Supervision."

Our competitive position could be harmed if our reputation is damaged.

In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our ability to attract and maintain customers. Our reputation could be harmed if we fail adequately to promote and market our brand. Our reputation could be damaged if, as we increase our client base and the scale of our businesses, our comprehensive procedures and controls dealing with conflicts of interest fail or appear to fail to address conflicts of interest properly. Our reputation could be damaged by, among other things, employee misconduct, a decline in results, adverse legal or regulatory action against us or a downturn in financial markets or the financial services industry in general. The loss of business that could result from damage to our reputation could affect our results of operations and financial condition.

We must recruit and retain highly skilled employees.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition in the financial services industry for qualified employees is intense. We also compete for employees with companies outside the financial services industry, and such competition with non-financial services companies in particular is intensifying due to the fact that average compensation within our industry is decreasing, reflecting the current economic environment. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

Intense competition in all business segments could harm our results.

Our investment banking operation competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. Investment banking has experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products or in certain markets. Competition from alternative trading systems is reducing fees and commissions. In addition, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating. The principal competitive pressures on our investment banking business are its ability to attract and retain highly skilled employees, its reputation in the market place, its client relationships and its mix of market and product capabilities.

The asset management business faces competition from the asset management subsidiaries of major financial services companies, mutual fund managers and institutional fund managers in the United States and Europe. Despite the trend towards globalization in the industry, competition is most significant in individual geographic locations. To compete effectively, our asset management business must continue to develop a broad range of products aimed at both global and local markets and to improve its marketing channels.

We face competition from new trading technologies.

Our investment banking and asset management businesses face competitive challenges from new trading technologies. Securities and futures transactions are now being conducted through the internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We may also be required to make additional expenditures to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

Acquisition Risk

Acquisition of financial services businesses has been an important element of our strategy, and when appropriate we expect to consider additional acquisitions in the future. Even though we review the records of companies we plan to acquire, such reviews are inherently incomplete and it is generally not feasible for us to review in detail all such records. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses.

Integration Risk

We face the risk that we will not be able to integrate acquisitions into our existing operations effectively. Integration may be hindered by, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. If we are unable to address these challenges effectively, our results of operations and financial condition could be adversely affected.

Risk and Capital Management

The general risk management policy of Credit Suisse Group serves as the basis for the Bank's risk management. The process is designed to ensure that there are sufficient independent controls to assess, monitor and control risks in accordance with the Bank's control strategy and in consideration of industry best practices. The primary responsibility for risk management lies with the Bank's senior business line managers. They are held accountable for all risks associated with their businesses, including counterparty risk, market risk, liquidity risk, legal risk, operational risk and reputational risk.

The Bank believes that it has effective procedures for assessing and managing the risks associated with its business activities. The Bank cannot completely predict all market and other developments and the Bank's risk management cannot fully protect against all types of risks. Unforeseen market and other developments or unexpected movements or disruption in one or more markets can result in losses due to such events as adverse changes in inventory values, a decrease in liquidity of trading positions, greater earnings volatility or increased credit risk exposure. Such losses could have a material adverse effect on the Bank's results of operations.

We refer you to Notes 1 to 9 to the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I for a description of how we manage risk and for quantitative information on market risk for the trading portfolio. For quantitative information on market risk for the non-trading portfolio, we refer you to Annex IV.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information as of and for the years ended December 31, 2002, 2001 and 2000 has been derived from the Annual Financial Statements. The Annual Financial Statements have been prepared in accordance with Swiss GAAP, which differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, we refer you to "Summary of Significant Differences Between Swiss GAAP and U.S. GAAP." There has been no material adverse change in the financial condition of the Bank since December 31, 2002. Since the Bank's establishment, there have been no material interruptions in its overall business activities.

Consolidated Income Statement of the Bank

	Years Ended December 31,			
	2002		2001	2000
	(in CHF millions)	(in USD millions)	(in CHF millions)	(in CHF millions)
Results from Interest Business				
Interest and discount income	12,530	8,032	23,569	24,855
Interest and dividend income from trading portfolio	9,912	6,354	12,999	7,947(1)
Interest and dividend income from financial investments	215	138	326	249
Interest expense	(17,793)	(11,406)	(33,326)	(31,316)(1)
Net Interest Income	4,864	3,118	3,568	1,735
Results from Commission and Service Fee Activities				
Commission income from lending activities	773	496	662	613
Commissions from securities and investment transactions	9,742	6,245	12,782(2)	11,482
Commission from other services	1,152	738	924	218
Commissions expense	(738)	(473)	(990)	(688)
Net Commission and Service Fee Income	10,929	7,006	13,378	11,625
Net Trading Income	1,387	889	7,936(2)	7,726
Other Ordinary Income				
Income from the sale of financial investments	242	155	647	534
Income from participations	105	67	118	124
of which from participations accounted for using the equity method	*84*	*54*	*105*	*117*
of which from other non-consolidated participations	*21*	*13*	*13*	*7*
Real estate income	44	28	25	37
Sundry ordinary income	337	216	217	267
Sundry ordinary expenses	(1,369)	(878)	(1,630)	(468)
Net Other Ordinary Income	(641)	(411)	(623)	494
Net Operating Income	16,539	10,602	24,259	21,580
Operating Expenses				
Personnel expenses	(11,471)	(7,353)	(16,806)	(13,604)
Other operating expenses	(3,470)	(2,224)	(5,119)	(3,505)
Total Operating Expenses	(14,941)	(9,578)	(21,925)	(17,109)
Gross Operating Profit	1,598	1,024	2,334	4,471
Depreciation and write-downs on non-current assets	(2,224)	(1,426)	(2,652)	(1,115)
Valuation adjustments, provisions and losses	(3,691)	(2,366)	(2,132)	(953)
Total Depreciation and Valuation Adjustments	(5,915)	(3,792)	(4,784)	(2,068)
Consolidated (Loss)/Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	(4,317)	(2,767)	(2,450)	2,403
Extraordinary items, net of related taxes	(392)	(251)	(10)	(1,100)
Cumulative effect of change in accounting principle 3	254	163	—	—
Taxes 3	1,023	656	599	(763)
Consolidated Net (Loss)/Profit	(3,432)	(2,200)	(1,861)	540
of which minority interests 4	*96*	*62*	*331*	*127*
Consolidated Net (Loss)/Profit (excluding minority interests)	(3,528)	(2,262)	(2,192)	413

(1) Interest and dividend income from trading portfolio and interest expense have each been restated by CHF 2,156 million to conform to the current presentation.

(2) Commissions from securities and investment transactions and net trading income each reflect reclassifications of CHF 270 million to conform to the current presentation.

(3) In 2002, the Bank adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 2002, taxes would have been CHF 156 million for 2002. The retroactive application of this change in accounting principle would have resulted in taxes for 2001 of CHF 853 million. 2000 figures were not affected.

(4) Minority interests include (a) CHF 174 million (CHF 217 million in 2001 and CHF 222 million in 2000) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 886 million (CHF 925 million in 2001 and CHF 937 million in 2000) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group, (c) CHF 1,425 million (CHF 1,717 million in 2001 and CHF 1,675 million in 2000) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of the Bank and (d) CHF 5,804 million (CHF 6,995 million in 2001 and CHF 6,825 million in 2000) relating to ownership interests held by subsidiaries of Credit Suisse Group as direct investment in subsidiaries of the Bank.

Consolidated Balance Sheet of the Bank

	As of December 31,			
	2002		2001	2000
	(in CHF millions)	(in USD millions)	(in CHF millions)	(in CHF millions)
Assets				
Cash	504	363	1,594	1,326
Money market papers	18,996	13,666	26,559	26,365
Due from banks	205,642	147,944	207,615	221,418[1]
of which securities lending and reverse repurchase agreements	*158,544*	*114,060*	*166,001*	*182,923*[1]
Due from customers	122,518	88,142	128,293	119,032[1]
of which securities lending and reverse repurchase agreements	*57,635*	*41,464*	*59,806*	*48,258*[1]
Mortgages	14,825	10,665	16,348	19,277
Securities and precious metals trading portfolio	164,595	118,414	205,059	192,447
Financial investments	8,329	5,992	9,568	10,236
Non-consolidated participations	696	501	883	1,078
Tangible fixed assets	4,425	3,183	5,420	5,958
Intangible assets	13,826	9,947	17,699	18,923
Accrued income and prepaid expenses	4,455	3,205	9,462	9,477
Other assets	61,784	44,449	58,776	48,540
of which replacement value of derivatives	*54,305*	*39,068*	*51,160*	*44,107*
TOTAL ASSETS	620,595	446,471	687,276	674,077
Total subordinated claims	2,320	1,669	1,967	995
Total due from non-consolidated participations and qualified shareholders	844	607	2,399	990
Liabilities and Shareholder's Equity				
Liabilities in respect of money market papers	29,501	21,224	28,215	30,554
Due to banks	300,148	215,934	351,034	372,019
of which securities borrowing and repurchase agreements	*123,170*	*88,612*	*140,958*	*131,740*
Due to customers, savings and investment deposits	1,552	1,116	1,960	1,338
Due to customers, other deposits	128,401	92,375	130,527	108,761
of which securities borrowing and repurchase agreements	*67,151*	*48,310*	*62,136*	*37,864*
Bonds and mortgage-backed bonds	64,731	46,569	64,129	46,601
Accrued expenses and deferred income	14,256	10,256	21,869	24,123
Other liabilities	58,260	41,914	58,350	56,841
of which replacement value of derivatives	*55,412*	*39,865*	*53,477*	*50,079*
Valuation adjustments and provisions	3,957	2,847	4,227	4,560
Total liabilities	600,806	432,235	660,311	644,797
Shareholder's equity				
Share capital	4,400	3,165	4,400	4,400
Capital reserves	13,443	9,671	13,443	13,443
Retained earnings	(3,413)	(2,455)	722	615
Minority interests in shareholder's equity	8,791	6,324	10,261	10,282
Consolidated net (loss)/profit	(3,432)	(2,469)	(1,861)	540
of which minority interests	*96*	*69*	*331*	*127*
Total shareholder's equity	19,789	14,236	26,965	29,280
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	620,595	446,471	687,276	674,077
Total subordinated liabilities	13,619	9,798	15,331	15,466
Total liabilities due to non-consolidated participations and qualified shareholders	2,614	1,881	1,797	1,706

Capital Adequacy:

	As of December 31,			
	2002		2001	2000
	(in CHF millions except percentages)	(in USD millions [2] except percentages)	(in CHF millions except percentages)	(in CHF millions except percentages)
Tier 1 capital[3]	10,596	7,623	15,157	17,595
Total capital[3]	19,958	14,358	26,425	28,582
BIS Tier 1 ratio[4]	10.3%	10.3%	12.9%	13.6%
BIS total capital ratio[5]	19.3%	19.3%	22.4%	22.2%

(1) Due from banks and due from customers have each been restated by CHF 25,171 million to conform to the current presentation.

(2) Translation of Swiss francs into U.S. dollars has been made at the rate of CHF 1.39 = USD 1.00, the December 31, 2002 Exchange Rate. We provide this translation solely for your convenience.

(3) Calculated on a consolidated basis pursuant to Swiss banking law and regulations. Core capital includes (a) CHF 174 million (CHF 217 million in 2001 and CHF 222 million in 2000) relating to perpetual non-cumulative non-voting preferred shares issued by a subsidiary and sold to unaffiliated investors, (b) CHF 886 million (CHF 925 million in 2001 and CHF 937 million in 2000) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group, (c) CHF 1,425 million (CHF 1,717 million in 2001 and CHF 1,675 million in 2000) relating to perpetual non-cumulative non-voting preferred shares held by Credit Suisse Group as direct investments in subsidiaries of the Bank and (d) CHF 5,804 million (CHF 6,995 million in 2001 and CHF 6,825 million in 2000) relating to ownership interests held by subsidiaries of Credit Suisse Group as direct investment in subsidiaries of the Bank. Core capital for 2002 includes CHF 849 million of innovative Tier 1 instruments.

(4) Tier 1 capital (consisting primarily of shareholder's equity) as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the recommendations, or the Basle Recommendations, of the Basle Committee.

(5) Total capital as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the Basle Recommendations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the information set forth under the caption "Selected Consolidated Financial Information" herein and the Annual Financial Statements included in the Bank's Annual Report for 2002, attached as Annex I to this Information Statement, and the Annual Financial Statements included in the excerpts from the Bank's Annual Reports for 2001 and 2000, attached as Annex II to this Information Statement. The Annual Financial Statements have been prepared in accordance with Swiss GAAP, which differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences between Swiss GAAP and U.S. GAAP as they relate to the Bank, we refer you to "Summary of Significant Differences Between Swiss GAAP and U.S. GAAP." Financial data for the Bank presented below have been prepared in accordance with Swiss GAAP. The income statement presentation of the CSFB business unit and its Institutional Securities and CSFB Financial Services segments differs from the Bank's consolidated income statement presentation as described below. We expect to convert to U.S. GAAP as our primary basis of accounting with effect from January 1, 2004.

Overview

The Bank is a Swiss bank and is one of the largest banking institutions in the world, with total consolidated assets of approximately CHF 621 billion (USD 446 billion) and total consolidated shareholder's equity of approximately CHF 20 billion (USD 14 billion) at December 31, 2002. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the globe to institutional, corporate, government and high-net-worth individual clients worldwide.

The Bank consists principally of two operating segments, Institutional Securities (formerly Investment Banking) and CSFB Financial Services. In addition to these businesses, the Bank maintains a real estate division (which is unrelated to CSFB's real estate business) on behalf of Credit Suisse Group, which serves as a means of tracking the revenues and related costs in connection with the rental of real estate owned by the Bank but used by other entities within Credit Suisse Group.

Our results of operations are affected, to a greater or lesser degree, by a variety of factors, including, among others, general economic and market conditions, exchange rate fluctuations, competition within the financial services industry, and government policy, legislation and regulation. In addition, acquisitions, dispositions and changes in the structure of our business have affected our results from year to year. For a discussion of additional factors that may affect our results of operations, we refer you to "The Bank—Certain Factors That May Affect Our Results of Operations."

Global economic growth slowed in the second half of 2000, and the slowdown worsened in 2001 and continued in 2002. The slowing economies in the United States, Europe and Japan and the weak global equity markets created an adverse operating environment for financial services companies. Terrorism, military action, the threat of further military action and global stagnation caused stock markets around the world to drop to their lowest levels in years. The poor market conditions were also adversely affected by investor concerns about alleged accounting irregularities, corporate bankruptcies, weak corporate earnings and a deteriorating credit environment. Investor fears and uncertainty from these events continue to have a negative effect on financial markets.

While successive interest rate cuts in 2001 followed by a more stable interest rate environment in 2002 generally had a positive effect on revenue from fixed income securities, lower valuations and volatility continued to adversely affect the equity markets. There was a large decline in merger and acquisition activity and capital markets transactions in virtually all sectors and the new issue market continued to be adversely affected by market conditions. The poor market conditions have persisted to date notwithstanding some indications that the economy may be recovering.

Adverse changes in economic conditions have, among other things, led to movements in debt and equity markets, changes in interest rates and declines in the credit quality of both borrowers and counterparties. These changes have reduced demand for our products and services, reduced securities transaction volumes and increased the level of our bad debt charge. A continued fall in the equity markets would have a further negative impact on the results of our investment banking business and the level of and return on our assets under management. Changes in interest rates have had a material impact on our net interest income. Interest rate movements have also affected our fixed income trading portfolio and the investment performance of our asset management business. A mismatch of interest earning assets and interest bearing liabilities in any given period could, in the event of changes in interest rates, have a materially adverse effect on our results of operations and financial condition. Our investment banking revenues have also suffered from the decline in global mergers and acquisitions activity, the weakening credit environment and increasing competition among "the bulge bracket" investment banks for a smaller pool of transactions, which have led to lower margins.

In the past two years, we implemented cost cutting initiatives in an effort to align more closely the size of our investment banking business with changing market conditions and to bring its cost structure in line with its major competitors. Our investment banking business also began a strategy to exit non-core businesses and concentrate on increasing its market share and improving its results in those areas where it already has a significant leadership position.

Future terrorist attacks, military conflicts and economic or political sanctions would result in further volatility in global financial markets and would likely reduce financial activity and negatively affect our results of operations.

We prepare our consolidated accounts in Swiss francs. Changes in currency exchange rates between the Swiss franc and the U.S. dollar and other major currencies may have an effect on our results. Changes in exchange rates between the Swiss franc and other currencies may affect our results for investments denominated in those currencies. In addition, because CSFB is managed in U.S. dollars, changes in the U.S. dollar/Swiss franc foreign exchange rate may have a material impact on our results. In 2002, our results of operations were negatively impacted by the fluctuation in the U.S. dollar/Swiss franc exchange rate.

We face intense competition in all aspects of our business. Consolidation, both in the form of mergers and acquisitions and by means of alliances and cooperation, is increasing competition. New competitors, including internet-based financial services providers and non-financial companies, are entering the market. This competition has resulted in increased pressure on margins and pressure on us to reduce costs, particularly as our competitors seek to win market share. As a result, we are altering the types of products we offer and the methods by which we distribute them, we are continuing to look at new ways of distributing our products and we are striving to reduce and control costs. This may affect the results of operations of our different businesses.

Changes in government policy or legislation and the policies, rules or regulations of supervisory authorities related to companies in the financial services, securities and banking industries in any of the jurisdictions in which we are active may affect our results of operations. These include possible changes in the tax, accounting, legal and regulatory treatment of financial products and services, pension arrangements and policies, reserve or capital levels and restrictions on certain banking activities and non-banking activities. They may affect our existing and future business by, for example, requiring us to alter our range of products and services, redesign our technology or other systems, maintain higher levels of capital or refrain from engaging in certain businesses. Additional regulatory oversight has increased costs on our existing businesses and put pressure on the margins of new business.

Our businesses are involved in a number of legal proceedings, regulatory actions and investigations. For further information relating to legal and regulatory proceedings, we refer you to "The Bank—Legal and Regulatory Proceedings."

Critical Accounting Policies

In preparing our consolidated financial statements, we are required to make estimates and assumptions based on judgment and available information. The reported amounts of assets and liabilities, contingent assets and liabilities and revenues and expenses are affected by these estimates and assumptions. We caution that the best estimates routinely require adjustments. Accordingly, actual results could differ from those estimates, and those differences could be material and have an effect on the results of operations for any particular period. We believe that the estimates and judgments we have made are appropriate, and that our consolidated financial statements present our financial position and results fairly in all material respects. The discussion below is presented solely to assist the reader's understanding of our consolidated financial statements and is not intended to suggest that other estimates and assumptions would be more appropriate.

Our significant accounting policies are disclosed in "Summary of Significant Accounting Policies" in the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I. We believe that the critical accounting policies described below may involve the most complex judgments and estimates.

Fair Value

The values we report in our consolidated financial statements with respect to financial instruments, excluding loans held to maturity, are based on either fair value or the lower of original cost or fair value.

Fair value may be objective, as is the case for exchange-traded instruments, for which quoted prices in price-efficient and liquid markets generally exist. Fair value may also be subject to varying degrees of judgment depending on liquidity, concentration, uncertainty of market factors and pricing assumptions and other risks affecting the specific instrument. We describe below how we determine fair value for the significant financial instruments by balance sheet category.

Replacement values of derivatives

Our derivatives portfolio includes both exchange-traded and OTC derivatives. The replacement values of all derivatives are reported as *Other Assets* or *Other Liabilities* in our consolidated balance sheet, and realized and unrealized gains and losses from derivatives held for trading purposes are recorded in *Net Trading Income*. Income from derivatives held for hedging purposes is reported in the same income statement category as the hedged instrument and differences between the fair value of the derivatives and their hedge accounting values are reported in *Other Assets* or *Other Liabilities*.

The fair value of exchange-traded derivatives is typically derived from the observable exchange price and/or observable market parameters. Our primary exchange-traded derivatives include futures and certain option agreements.

OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equity securities and credit products. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various input parameters. The input parameters include those characteristics of the derivative that have a bearing on the economics of the instrument and market parameters. In well established derivative markets, the use of a particular model may be widely accepted. For example, the Black-Scholes model is widely used to calculate the fair value of many types of options. These models are used to calculate the fair value of OTC derivatives and to facilitate the effective risk management of the portfolio.

The determination of the fair value of many derivatives involves only limited subjectivity because the required input parameters are observable in the market place. The pricing of these instruments is referred to as "direct." For other, more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as "indirect." Specific areas of subjectivity include long-dated volatilities on OTC options transactions and recovery rate assumptions for credit derivative transactions. Adjustments (e.g., liquidity or uncertainty reserves) may be adopted outside of the model to ensure that the fair value determined remains prudent. Beginning in November 2002, in cases where significant subjective input parameters used in the calculation of replacement values for indirectly priced instruments may not be validated through observable market data, reserves are established for unrealized gains at the inception of the contracts. As of December 31, 2002, the majority of replacement values of derivatives reported in our consolidated balance sheet was derived using direct pricing.

Trading assets

Securities held in our trading portfolio are carried at fair value. The financial instruments reported in our consolidated balance sheet in *Securities and precious metals trading portfolio* comprise primarily debt and equity securities, all of which must meet specific criteria to be classified as trading assets. Debt instruments comprised approximately 79% of our total trading assets as of December 31, 2002. The debt instruments we trade include government bonds, corporate bonds and mortgage-backed or other asset-backed securities issued in both developed and emerging market countries.

The large majority of the debt securities included in *Securities and precious metals trading portfolio* are comprised of federal government debt obligations of the United States or other sovereign countries and investment-grade corporate debt securities. Prices for these instruments are generally readily available through quoted market prices as the markets in these instruments are typically liquid. For the minority of trading portfolio debt securities for which market prices are not available, instruments are valued based on yields reflecting the perceived risk of the issuer or country rating and maturity of the security and therefore involve some judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted market prices, which are often based on market information of the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. For certain securities, pricing models employing prepayment scenarios and Monte Carlo simulations are also used.

Collateralized debt obligations, or CDOs, and collateralized bond obligations, or CBOs, are structured securities based on underlying portfolios of corporate bonds. These instruments are split into various subordinated-rated structured "tranches" and each tranche is priced based upon its individual rating and the value or cash flows of the underlying corporate bonds supporting the structure. Values are derived using pricing models by calculating the internal rate of return of the projected cash flows and involve judgment.

We also have a substantial portfolio of equity securities which are reported in *Securities and precious metals trading portfolio*. The large majority of our equity securities are traded on public stock exchanges and daily quoted market prices are available. Preferred shares are equity instruments that usually have a defined dividend and are traded publicly either OTC or on recognized exchanges. Fair values of preferred shares are determined by their yield and the subordination of the issuer's credit obligations.

Convertible bonds are generally traded in a manner consistent with cash equity positions and are valued using direct price sources in line with standard market practice. We also trade a small number of convertible bonds for which no direct prices are available or the liquidity and/or reliability of direct prices is in doubt. For these convertible bonds, a theoretical approach to pricing is typically used with internal models. The key inputs to these models include stock price, dividend rates, credit spread, foreign exchange rate, borrowing costs and equity market volatility. For the remainder of the corporate bonds, for which no appropriate models exist, valuations are based on recent disposals in the market, taking into account changes in the creditworthiness of the issuers.

Loans held for sale

Loans held for sale are reported in *Due from banks, Due from customers* and *Mortgages*, and are valued at the lower of original cost or fair value. Our portfolio of loans held for sale includes primarily residential mortgage loans and commercial mortgage loans, which are normally purchased with the intent to securitize. For residential mortgage loans, fair values are generally based on value estimates of the underlying collateral and/or on net present value analyses of future expected loan cash flows at market yields. Commercial real estate loans are valued using origination spreads, loan-to-value ratios, debt service coverage ratios, geographic location, prepayment considerations and current yield curves. In addition, current written offers or contract prices are considered in the valuation process. Mortgage loans that may not be securitizable are valued on a similar basis to real estate held for sale.

Money market papers and repurchase and reverse repurchase agreements

Financial instruments reported as *Money market papers* and held for trading purposes are accounted for in our consolidated balance sheet at fair value. These instruments typically comprise short-term federal government securities, including treasury bills, commercial paper and certificates of deposit. The determination of fair value of these money market instruments is generally based on market prices or market parameters, and therefore requires less judgment. Treasury bills are actively traded in the OTC U.S. government bond market and are priced on a discount basis. Commercial paper is credit-based and priced on quoted market prices when available or, when not available, based on market yields. Certificates of deposit are valued using quoted market prices or, in cases where quotes are not readily available, values are derived from standard models.

Receivables and payables under reverse repurchase agreements and repurchase agreements which are held in the trading book are carried at fair value in *Due from banks* and *Due from customers*. These assets are valued using yield curves (typically on a spread to the LIBOR curve or using models which extrapolate points on the yield curve for trades with longer-term maturities) to discount expected cash flows.

Financial investments

Instruments reported in *Financial investments* in the consolidated balance sheet include debt and equity securities, which are held on either a medium-term or long-term basis, real estate held for sale and our private equity portfolio. Debt securities which are intended to be held until maturity are valued on an accrual basis and other assets are valued at the lower of original cost or fair value.

Similar to our trading assets, a substantial portion of securities held as *Financial investments* are quoted on public exchanges or through liquid OTC markets, and the determination of fair values involves less judgment. Such instruments include government and corporate bonds held for asset and liability management or other medium-term business strategies. The remainder of our *Financial investments* is debt and equity securities and real estate in which the determination of fair value is generally more subjective, particularly distressed assets and private equity. These positions comprised approximately 39% of total *Financial Investments* as of December 31, 2002.

Real estate held for sale is valued using standard industry methodologies, including income capitalization and sales prices of comparable properties. Typically, values are determined based on income capitalization using a discounted cash flow analysis, but direct capitalization may also be used. Real estate held for sale constituted approximately 5% of *Financial investments* as of December 31, 2002.

The valuation process used for investments held in our private equity portfolio, which comprised approximately 25% of *Financial investments* as of December 31, 2002, is generally subject to considerable judgment as these investments, which are typically held for medium-term appreciation and are not readily marketable, are primarily in unlisted or illiquid equity or equity-related securities. The valuation process for private equity investments in publicly traded securities, which comprised approximately 5% of our private equity investments held as of December 31, 2002, is based upon readily available market quotes. The pricing of private equity investments differs depending on whether they are direct investments, investments in internally managed funds or investments in third-party funds. Direct investments are generally side-by-side investments in portfolio companies of our internally managed funds and are priced in accordance with the procedures for internally managed funds. Internally managed funds are funds for which we act as fund advisor and make the investment decisions. The investments in the funds are priced taking into account a number of factors, such as recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses. Internally managed fund investments and direct investments comprised approximately 19% and 26%, respectively, of our total private equity holdings as of December 31, 2002. Third-party funds are limited partnership interests in funds managed by external fund managers. These funds are valued based on periodic statements received from the general partner of the fund. Fund of funds products are included in this category since the valuations are based on external fund manager reports.

Securities held in the distressed assets portfolio are typically issued by private companies under significant financial burden and/or near bankruptcy. Due to the less liquid nature of these investments, valuation techniques often include earnings multiple analyses, similar market transactions and default recovery analyses. In addition, liquidity and credit concerns are also considered in the determination of fair value. All of these factors contribute to significant subjectivity in the valuation of these assets.

Controls over fair valuation process

Control processes are applied to ensure that the fair values reported in our financial statements are appropriate and measured on a reliable basis. These control processes include price verification procedures and reviews of models used to price financial instruments by personnel with relevant expertise who are independent of the trading functions.

For further discussion of our risk management policies and procedures, we refer you to Notes 1 to 9 to the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I.

Contingencies and Loss Provisions

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under Swiss GAAP, reserves for contingencies are recorded when economically necessary or legally required.

Litigation contingencies

From time to time, the Bank and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of their businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings.

Allowances and provisions for credit losses

As a normal part of our business, we are exposed to credit risks through our lending relationships, commitments and letters of credit and as a result of counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, we generally incur a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty. We maintain allowances for credit risk, discussed below, which we consider adequate to absorb credit losses existing at the balance sheet date. The allowances for credit risk are for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

Inherent loss allowance

The inherent loss allowance is for all credit exposures not specifically identified as impaired and which on a collective basis are considered to have probable inherent loss. In 2002, we adjusted our method of estimating inherent losses related to our credit exposures. This adjustment resulted from continued deterioration in the credit markets and was made to reflect better our estimate of probable credit losses.

Many factors are evaluated in estimating probable credit losses inherent in existing exposures. We consider the volatility of default probabilities, rating changes, the magnitude of the potential loss, internal risk ratings, geographic, industry and other environmental factors, and imprecision in the methodologies and models we use to estimate credit risk. We also consider overall credit risk indicators, such as trends in internal risk-rated exposures, classified exposure, cash-basis loans, recent loss experience and forecasted write-offs, as well as industry and geographic concentrations and current developments within those segments or locations. Our current business strategy and credit process, including credit approvals and limits, underwriting criteria and workout procedures, are also important factors.

Significant judgment is exercised in our evaluation of these factors. For example, the estimation of the amount of the potential loss requires judgment in determining the period of data to include since data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data on default probabilities should be used, and when they should be used, also requires judgment. The use of data that does not sufficiently reflect our specific exposure characteristics could affect loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable credit losses inherent in the portfolio could have a direct impact on the provision and could result in a change in the allowance.

Specific loss allowances

We make provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. Our analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty's overall financial condition, resources and payment record, the extent of the Bank's other commitments to the same counterparty and prospects for support from any financially responsible guarantors. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted. We consider a loan impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of management. At that time, and on a periodic basis thereafter, the remaining principal is evaluated for collectibility and a provision is established for the difference between the net recoverable amount and the remaining principal balance.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to evaluate properly the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of our assessment. Significant judgment is exercised in determining the amount of the provision. Wherever possible, we use independent, verifiable data or our own historical loss experience in our models for estimating loan losses; however, a significant degree of uncertainty remains when applying such valuation techniques.

The classification of loan status has a significant impact on the subsequent accounting for interest accruals. We continue to accrue interest on loans classified as non-performing for collection purposes, however, a corresponding provision is set up against interest income. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is recorded against the interest income accrual through the income statement.

For information on the evaluation of credit risk and credit risk management, we refer you to Notes 1 and 3 to the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I.

Goodwill Impairment

As a result of acquisitions, the Bank has recorded goodwill as an asset on its consolidated balance sheet, the most significant amount of which relates to the acquisition of DLJ. At December 31, 2002, goodwill was CHF 9.1 billion. The Bank amortizes goodwill under Swiss GAAP over its useful life, generally 20 years, and tests goodwill for impairment on an annual basis.

For the purpose of testing goodwill for impairment, we view the operations of the Bank on a disaggregated basis, whereby each element, referred to as a reporting unit, is assessed individually. If the fair value of each respective reporting unit exceeds its respective carrying value, there is no goodwill impairment.

Factors considered in determining fair value of reporting units include, among other things, an evaluation of:

- recent acquisitions of similar entities in the market place;
- current share values in the market place for similar publicly traded entities, including price multiples;
- recent trends in our share price and that of our competitors;

- estimates of our future earnings potential; and
- the level of interest rates.

Estimates of our future earnings potential and that of our reporting units involves considerable judgment, including our view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Bank's reporting units could cause us to record a goodwill impairment charge in the future.

Deferred Tax Assets

Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the balance sheet date.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Periodically, management evaluates whether deferred tax assets can be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets can be realized, management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The estimate of future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond our control. Substantial variance of actual results from estimated future taxable profits, or changes in our estimate of future taxable profits, could lead to changes in deferred tax assets being realizable or considered realizable, and would require a corresponding adjustment to the valuation allowance.

As of December 31, 2002, we had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheet at December 31, 2002 includes a deferred tax asset of CHF 3,946 million, which is presented net of a valuation allowance of CHF 741 million, and a deferred tax liability of CHF 590 million.

Operating and Financial Review—The Bank

Our gross operating profit was CHF 1,598 million (USD 1,024 million) in 2002, a decrease of CHF 736 million, or 32%, from 2001. We recorded a net loss for the year (including minority interests) of CHF 3,432 million, compared with a loss of CHF 1,861 million in 2001, reflecting exceptional charges and reduced revenues as a result of protracted downturns in the market.

We recorded net operating income of CHF 16,539 million (USD 10,602 million) in 2002, compared with CHF 24,259 million in 2001, a decrease of 32%. Net interest income increased CHF 1,296 million (USD 831 million), or 36%, to CHF 4,864 million (USD 3,118 million); net commission and service fee income decreased CHF 2,449 million, or 18%, to CHF 10,929 million (USD 7,006 million); net trading income decreased CHF 6,549 million, or 83%, to CHF 1,387 million (USD 889 million); and net other ordinary income decreased CHF 18 million to a loss of CHF 641 million (USD 411 million).

Our total operating expenses in 2002 decreased by CHF 6,984 million, or 32%, from 2001. Personnel expenses and other operating expenses each decreased 32% in 2002, primarily due to cost-cutting initiatives and the sales of non-core businesses.

Valuation adjustments, provisions and losses increased CHF 1,559 million to CHF 3,691 million (USD 2,366 million) in 2002, largely due to increased credit provisions and provisions for the agreement in principle with various U.S. regulators involving research analyst independence and private litigation.

Our return on book equity, calculated on the basis of consolidated net (loss) after ordinary taxes and before extraordinary items, was (13.7%) in 2002 compared with (6.3%) in 2001. Return on equity before amortization of goodwill and acquired intangible fixed assets was (9.5%) in 2002 compared with (2.4%) in 2001.

Total assets decreased 10% to CHF 620.6 billion (USD 446.5 billion) at December 31, 2002 compared to CHF 687.3 billion at December 31, 2001. The core capital (BIS Tier 1) ratio declined from 12.9% in 2001 to 10.3% in 2002 and the total capital ratio fell to 19.3% in 2002 from 22.4% in 2001.

Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services

Substantially all of our operations are conducted through CSFB and the Institutional Securities and CSFB Financial Services segments. The following operating and financial reviews discuss the results of operations for CSFB and these two segments. You should note, however, that our consolidated financial statements include financial information that is not reflected in the financial information of CSFB or either of these segments.

The assets, liabilities and results of operations of the real estate business unit that we maintain on behalf of Credit Suisse Group are included in our assets, liabilities and results of operations but not in those of CSFB or either of the Institutional Securities or CSFB Financial Services segments. Further, there are certain assets, liabilities and results of operations that are associated with activities that we legally support, but which are not part of the business of CSFB or its Institutional Securities or CSFB Financial Services segments. These assets, liabilities and results of operations are included in our financial statements but are not reflected in the CSFB, Institutional Securities and CSFB Financial Services financial information. On the other hand, certain other assets, liabilities and results of operations that are associated with the business of CSFB, Institutional Securities and CSFB Financial Services are not part of the business that we and our consolidated subsidiaries conduct. These assets, liabilities and results of operations are not included in our consolidated financial statements but are reflected in the CSFB, Institutional Securities and CSFB Financial Services financial information. The extent to which activities of this kind give rise to differences between our aggregate assets, liabilities and results of operations and those of CSFB and its operating segments can be considerable. For example, our total operating income does not include revenues relating to private equity activities that are part of the Institutional Securities operating results but which are booked at the Credit Suisse Group level. In addition, we incur various costs that support Credit Suisse Group activities that are not associated with CSFB, Institutional Securities or CSFB Financial Services. A number of other factors also contribute to differences between our financial data and that of CSFB in any given year. Our Annual Reports for 2002, 2001 and 2000 set forth adjustments to the CSFB business unit financial information that are necessary to reconcile the financial statements as of and for the years ended December 31, 2002, 2001 and 2000 for CSFB and the real estate division to our corresponding financial statements. In addition, CSFB's results reflect the results of its two segments and certain costs not allocated to the segments, as discussed more fully below. As a result, with respect to any given line item, the business unit financial data and the sum of the Institutional Securities and CSFB Financial Services segment financial data presented below does not necessarily equal, and may differ significantly from, the totals appearing in our financial information presented elsewhere in this Information Statement. We refer you to the Annual Financial Statements in Annex I and Annex II.

Operating and Financial Review—CSFB

CSFB serves global institutional, corporate, government and high-net-worth clients in its role as a financial intermediary. CSFB's businesses include securities underwriting, sales and trading, investment banking, financial advisory services, lending, investment research, private equity investments and brokerage services. CSFB also provides asset management products and services. CSFB includes the operations of the Institutional Securities segment (formerly the Investment Banking segment) and the CSFB Financial Services segment.

CSFB acquired DLJ on November 3, 2000, and the results of operations of DLJ after the date of acquisition are included in the results for the years ended December 31, 2002, 2001 and 2000.

CSFB's results reflect the results of the two segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, as well as exceptional items and the cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. These exceptional items are discussed below. Current year taxes benefited from the change in accounting principle in respect of deferred tax assets on net operating losses in the amount of CHF 868 million. CSFB's results also benefited from the cumulative effect of change in accounting principle from prior years in the amount of CHF 254 million. Certain other items, including brokerage, execution and clearing expenses, contractor costs and expenses related to certain redeemable preferred securities classified as minority interests, have been reclassified in the segment and business unit results and are adjusted in accordance with Swiss GAAP and reflected in the consolidated results of the Bank and Credit Suisse Group. We refer you to the Annual Financial Statements in Annex I and Annex II for a reconciliation of the CSFB business unit results to the Bank's reported results. For a complete reconciliation of the CSFB business unit results to Credit Suisse Group's reported results and a discussion of the material reconciling items, we refer you to the excerpt from Credit Suisse Group's Annual Report 2002, "Reconciliation of CSFB operating results to Credit Suisse Group consolidated results," included in Annex III.

Although the amounts for CSFB and its segments are presented in Swiss francs, the U.S. dollar is CSFB's functional currency. Income statement data of CSFB and its segments on a U.S. dollar basis are provided beginning on page 55 of this Information Statement.

The following summary table presents the results of CSFB for each of the years in the three-year period ended December 31, 2002.

CSFB Business Unit Income Statement [1]	2002	2001	2000
		(in CHF millions)	
Operating income	18,360	25,262	22,151
Personnel expenses	9,658	13,731	12,015
Other operating expenses	4,815	6,512	4,586
Operating expenses	14,473	20,243	16,601
Gross operating profit	3,887	5,019	5,550
Depreciation of non-current assets	757	951	673
Valuation adjustments, provisions and losses [2]	2,618	1,541	537
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	512	2,527	4,340
Extraordinary income/(expenses), net	408	(15)	(1)
Taxes [3] [4]	48	(524)	(1,107)
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	968	1,988	3,232
Acquisition interest	(504)	(828)	(255)
Amortization of retention payments	(649)	(812)	(181)
Amortization of acquired intangible assets and goodwill	(1,303)	(1,455)	(349)
Exceptional items	(1,389)	(1,428)	0
Tax impact	761	1,148	167
Cumulative effect of change in accounting principle [3]	254	—	—
Net profit/(loss) before minority interests	(1,862)	(1,387)	2,644
Minority interests	0	(1)	(3)
Net profit/(loss)	(1,862)	(1,388)	2,641
Other data:			
Pre-tax margin [5]	(15.0%)	(8.2%)	16.3%
Pre-tax margin (operating) [6]	(1.3%)	3.5%	17.8%
Return on average allocated capital [5]	(12.9%)	(8.8%)	— [7]
Return on average allocated capital (operating) [6]	1.5%	5.7%	— [7]

(1) Certain reclassifications have been made to conform to the current presentation. The CSFB business unit results reflect the results of the two segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the CSFB business unit results. The exceptional items are discussed on page 45. Certain other items, including brokerage, execution and clearing expenses and contractor costs have been reclassified in the segment and business unit results and are adjusted in accordance with Swiss GAAP and reflected in the consolidated results of the Bank and Credit Suisse Group. We refer you to the Annual Financial Statements in Annex I and Annex II for a reconciliation of the CSFB business unit results to the Bank's reported results. For a complete reconciliation of the business unit results to Credit Suisse Group's consolidated results and a discussion of the material reconciling items, we refer you to the excerpt from Credit Suisse Group's Annual Report 2002, "Reconciliation of CSFB operating results to Credit Suisse Group consolidated results," included in Annex III.

(2) The amounts in 2001 and 2000 include valuation adjustments taken at the Bank level of CHF 194 million and CHF 6 million, respectively, resulting from the difference between the statistical and the actual credit provisions. As of January 1, 2002, no such adjustments are recorded within the Bank and the amounts reported in 2002 reflect actual credit provisions.

(3) In 2002, the Bank adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2001 of CHF 248 million. 2000 figures were not affected.

(4) Excluding tax impact on acquisition-related costs and exceptional items.

(5) Based on the business unit results including certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and certain reclassifications.

(6) Based on the results of the two segments comprising the business unit, which segment results exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and include certain reclassifications.

(7) Return on average allocated capital and operating return on average allocated capital as previously reported were 19.7% and 21.8%, respectively. Due to the realignment effective January 1, 2002, these numbers are not comparable to subsequent periods.

Reconciliation to Net Operating Profit	2002	2001	2000
		(in CHF millions)	
Net profit/(loss)	**(1,862)**	(1,388)	2,641
Amortization of acquired intangible assets and goodwill	**1,303**	1,455	349
Exceptional items	**1,389**	1,428	0
Tax impact	**(357)**	(602)	(43)
Cumulative effect of change in accounting principle	**(254)**	—	—
Net operating profit	**219**	893	2,947

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, operating income was CHF 18,360 million compared with CHF 25,262 million in 2001. CSFB reported a net loss of CHF 1,862 million in 2002 compared with CHF 1,388 million in 2001. CSFB measures performance based on operating return on average allocated capital and operating pre-tax margin. In 2002, operating return on average allocated capital was 1.5%, a decrease of 4.2 percentage points from the prior year. In 2002, operating pre-tax margin was -1.3%, a decrease of 4.8 percentage points from the prior year. In 2002, return on average allocated capital including certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle was -12.9%, a decrease of 4.1 percentage points from the prior year, and pre-tax margin on this basis was -15.0%, a decrease of 6.8 percentage points from the prior year.

Operating income decreased CHF 6,902 million, or 27.3%, in 2002, compared with 2001. This decrease was primarily due to a CHF 6,092 million, or 28.7%, decline in the Institutional Securities segment, which resulted from lower Fixed Income operating income, reflecting stable rather than declining interest rates, weaker Equity operating income, reflecting difficult equity markets, and charges related to certain non-continuing businesses, including real estate and distressed assets. A CHF 810 million, or 20.0%, decline in the CSFB Financial Services segment was a result of negative economic and financial market conditions and a net outflow of assets mainly due to performance issues and the sales of the CSFB*direct* business in the United States and the United Kingdom and the brokerage service subsidiary Autranet Inc. in the first quarter of 2002. Institutional Securities contributed CHF 15,125 million and CSFB Financial Services contributed CHF 3,235 million to total operating income.

The distribution of operating income in 2002 in the three principal geographic regions of North America, Europe and Asia/South America was generally consistent with 2001. The percentage of 2002 operating income for North America decreased compared with 2001 as a result of a somewhat greater impact in the United States from the difficult equity markets, including reduced equity new issuances, reduced merger and acquisition activity and charges related to the non-continuing business. Europe experienced a decrease in operating income in the Fixed Income division, particularly in the developed markets credit business. While the operating income in all regions declined, the decreases were more significant in North America and Europe. Operating income in South America increased year-on-year as 2001 results were adversely impacted by the Argentina crisis.

Operating expenses decreased CHF 5,770 million, or 28.5%, in 2002. Personnel expenses decreased CHF 4,073 million, or 29.7%, to CHF 9,658 million, primarily as a result of decreased headcount, reduced incentive compensation and the sales of non-core businesses. Year-on-year, headcount decreased 14%, or approximately 3,900, as a result of management's steps to align more closely the size of the business to market conditions and to bring CSFB's cost structure in line with competitors. Other operating expenses decreased CHF 1,697 million, or 26.1%, to CHF 4,815 million, primarily due to reduced discretionary expenses including travel and entertainment, consulting and market data services. The reduction of operating expenses also reflected cost reduction initiatives and lower business volumes.

Depreciation of non-current assets decreased CHF 194 million, or 20.4%, in 2002 compared with 2001 due to reduced capital expenditures and leasehold improvements, and the reduction in fixed assets related to reduced headcount and office facilities.

Valuation adjustments, provisions and losses increased CHF 1,077 million in 2002, or 69.9%, compared with 2001. The increase was due primarily to additional credit provisions, including a CHF 530 million provision related to a change in estimate of the risk of loss inherent in the portfolio of non-impaired loans and commitments, in the Institutional Securities segment and increased reserves related to the non-continuing real estate portfolio. Additionally, 2002 reflected CHF 169 million of provisions related to excess office facilities.

Extraordinary income/(expenses), net increased CHF 423 million in 2002. Extraordinary income includes CHF 382 million allocated to CSFB by Credit Suisse Group from its release of reserve for general banking risks, or RGBR, to offset the after-tax impact of the provision for the risk of loss inherent in the portfolio of non-impaired loans and commitments.

Acquisition interest decreased CHF 324 million, or 39.1%, to CHF 504 million. The decrease was attributable to lower interest rates and a decrease in the amount of interest expense resulting from the acquisition of DLJ, which corresponded with the decline in the goodwill balance following the sale of CSFB*direct* and Autranet. Amortization of retention payments decreased CHF 163 million, or 20.1%, to CHF 649 million, primarily due to forfeitures under the terms of the retention awards and the acceleration of awards related to headcount reductions. Amortization of acquired intangible assets and goodwill decreased CHF 152 million, or 10.4%, to CHF 1,303 million primarily due to the sale of CSFB*direct* and Autranet.

For the years ended December 31, 2002 and 2001, CSFB's exceptional items were as follows:

Exceptional Items	**2002**	**2001**
	(in CHF millions)	
Operating income	**0**	34
Personnel expenses	**242**	985
Depreciation of non-current assets	**0**	12
Valuation adjustments, provisions and losses	**984**	397
Extraordinary expenses	**163**	0
Taxes	**(120)**	(336)
Exceptional items	**1,269**	1,092

Exceptional items in 2002 of CHF 1,389 million (CHF 1,269 million, net of tax) consisted of a pre-tax loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing, a pre-tax charge of CHF 234 million, or CHF 193 million after tax, related to the provision for the agreement in principle with various U.S. regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers, a pre-tax provision of CHF 702 million, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices and Enron and other related litigation, and a pre-tax charge of CHF 319 million, or CHF 230 million after tax, related to a cost reduction program initiated in the fourth quarter of 2002. Expenses associated with the cost reduction initiative include CHF 257 million of severance-related costs, CHF 33 million of excess facilities costs and CHF 28 million of costs associated with the sale of a 90% participation in CSFB's non-core South African equity brokerage business in the first half of 2003. The provision relating to private litigation represents management's current estimate after consultation with counsel of the probable aggregate costs associated with such matters. CSFB believes that it has substantial defenses in these private litigation matters, which are at an early stage. Given that it is difficult to predict the outcome of these matters, where claimants seek large or indeterminate damages or where the cases present novel theories or involve a large number of parties, CSFB cannot state with confidence what the timing or eventual outcome will actually be. The provision for private litigation may be subject to revision in the future. Had the 2002 pre-tax exceptional items been recorded through the operating results, approximately CHF 242 million would have been included in personnel expenses, approximately CHF 984 million would have been included in valuation adjustments, provisions and losses and approximately CHF 163 million would have been included in extraordinary expenses.

Exceptional items in 2001 of CHF 1,428 million (CHF 1,092 million, net of tax) included a pre-tax restructuring charge of CHF 1,259 million related to cost reduction initiatives and a pre-tax charge of CHF 169 million for a settlement with the SEC and NASDR regarding their investigations into certain IPO allocation practices. The restructuring charge, pursuant to a plan to implement cost cutting initiatives, was in reaction to the difficult market conditions and involved, among other things, CSFB's termination of approximately 2,500 employees in an effort to align more closely the size of its businesses in relation to changing market conditions and to begin to bring its cost structure in line with competitors. Approximately CHF 985 million of the restructuring charge related to personnel expenses. Approximately 20% of these personnel expenses related to employee guarantees and amortization of retention awards for 2002 and 2003. The restructuring charge also included CHF 174 million related to facilities and approximately CHF 100 million related primarily to exiting non-core businesses. Had the 2001 pre-tax exceptional items been recorded through the operating results, approximately CHF 985 million would have been included in personnel expenses, CHF 397 million in valuation adjustments, provisions and losses, CHF 12 million in depreciation of non-current assets and CHF 34 million in operating income.

A cumulative effect of change in accounting principle of CHF 254 million was reported in 2002 with respect to previous periods, reflecting the change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The change in accounting principle led to a reduction of taxes of CHF 868 million in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating income increased CHF 3,111 million, or 14.0%, in 2001. This was primarily due to an increase of 71.2% in operating income from the Fixed Income division of the Institutional Securities segment, which benefited from multiple interest rate cuts throughout the year, and the full-year impact of the acquisition of DLJ compared with two months in 2000. These increases were partially offset by significantly lower operating income from the Equity and Investment Banking divisions of the Institutional Securities segment, which declined 22.4% and 23.6%, respectively. Institutional Securities contributed CHF 21,217 million and CSFB Financial Services contributed CHF 4,045 million to total operating income.

The percentage of 2001 operating income for North America increased compared with 2000 due to the full-year impact of the DLJ acquisition, particularly in the residential mortgage and leveraged finance areas within the Fixed Income division of the Institutional Securities segment and in the CSFB Financial Services segment. Operating income from the interest rate and credit products groups in the Fixed Income division was also positively affected by U.S. interest rate cuts in 2001. The relative percentages of operating income for Europe and Asia/South America decreased in 2001 compared with 2000. Although European operating income increased in interest rate products, operating income in Europe and Asia/South America was adversely affected by declines in Fixed Income emerging market activities. Operating income in the Equity and Investment Banking divisions of the Institutional Securities segment declined in each region, particularly in North America.

Operating expenses increased CHF 3,642 million, or 21.9%, in 2001. Personnel expenses increased CHF 1,716 million, or 14.3%, primarily related to the full-year effect of the DLJ acquisition and increased headcount. Partially offsetting these increases was a reduction in incentive compensation costs in line with reduced revenue compared with 2000. In 2001, management initiated steps to align more closely the size of its businesses in relation to changing market conditions and to bring its cost structure in line with competitors. Other operating expenses increased CHF 1,926 million, or 42.0%, to CHF 6,512 million, primarily related to the full-year effect of the DLJ acquisition. Professional services fees (primarily consulting and legal fees associated with increased business volumes), technology and communication costs (primarily market quotation services and maintenance fees) and occupancy costs reflected the largest increases.

Depreciation of non-current assets increased CHF 278 million, or 41.3%, in 2001, primarily due to the full-year impact of the DLJ acquisition compared with two months in the previous year.

Valuation adjustments, provisions and losses increased CHF 1,004 million, or 187.0%, in 2001. The increase was primarily related to higher credit provisions recorded in Institutional Securities due to a substantial deterioration in the economic environment.

Acquisition interest increased CHF 603 million to CHF 828 million, amortization of retention payments increased CHF 631 million to CHF 812 million and amortization of acquired intangible assets and goodwill increased CHF 1,106 million to CHF 1,455 million in 2001. These increases were primarily a result of the full-year impact of the DLJ acquisition compared with two months in the previous year.

In 2001, CSFB recorded the exceptional items described above. In 2000, CSFB recorded no exceptional items.

Institutional Securities

The Institutional Securities segment of CSFB provides financial advisory, lending and capital raising services and sales and trading for users and suppliers of capital globally and is operated and managed through three principal divisions:

- the Fixed Income division, which is active in underwriting, trading and distributing fixed-income financial instruments, offers derivatives and risk management products and provides research across its product range;
- the Equity division, which engages in sales, trading and research in equity and equity-related products, including listed and OTC derivatives and risk management products, and securities lending; and
- the Investment Banking division, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments.

Operating income for the Institutional Securities segment consists primarily of realized and unrealized net trading gains, net interest income from trading and lending activities, fee-based earnings from capital market activities, commissions on customer transactions and gains and losses on private equity investments. The results of certain non-continuing activities are recorded within Other.

For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking and Equity divisions, and debt capital market underwriting fees are shared between the Investment Banking and Fixed Income divisions. Beginning in 2002, corporate derivatives income was shared among the Investment Banking, Fixed Income and Equity divisions based upon client relationships. Income from corporate lending was shared between the Investment Banking and Fixed Income divisions in 2001, and among the Investment Banking, Fixed Income and Equity divisions in 2002. Beginning in 2002, global prime banking revenues were shared between the Equity division of the Institutional Securities segment and the Pershing business of the CSFB Financial Services segment.

CSFB acquired DLJ on November 3, 2000, and the results of operations of DLJ after the date of acquisition are included in the results for the years ended December 31, 2002, 2001 and 2000. Consequently, the results of Institutional Securities may not be fully comparable between periods.

In 2002, CSFB determined that certain non-continuing businesses, including real estate and distressed assets aggregating approximately CHF 2.5 billion and CHF 1.3 billion, respectively, as of June 30, 2002, would no longer be managed as part of the Fixed Income division, and, accordingly, the related results for the current and prior periods were reclassified from Fixed Income to Other. These assets are managed together with the already existing non-continuing real estate portfolios held for disposition and previously reported in Other. These assets include real estate and related loans and distressed assets, such as debt and equity positions in companies that have experienced, or may experience, debt restructuring.

Institutional Securities Income Statement [(1)]	2002	2001	2000
	(in CHF millions)		
Fixed Income[(2)]	**6,586**	9,488	4,894
Equity	**4,516**	6,581	8,477
Investment Banking	**4,469**	4,697	6,147
Other[(2)]	**(446)**	451	574
Operating income	**15,125**	21,217	20,092
Personnel expenses	**8,086**	11,764	11,224
Other operating expenses	**3,810**	5,176	3,905
Operating expenses	**11,896**	16,940	15,129
Gross operating profit	**3,229**	4,277	4,963
Depreciation of non-current assets	**612**	772	596
Valuation adjustments, provisions and losses	**2,595**	1,514	536
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**22**	1,991	3,831
Extraordinary income/(expenses), net	**408**	(1)	0
Taxes [(3)]	**185**	(439)	(1,033)
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	**615**	1,551	2,798
Other data:			
Pre-tax margin [(4)]	**2.8%**	9.4%	19.1%

(1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle are not allocated to the segments but are included in the business unit results.

(2) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.

(3) In 2002, the Bank adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 2002, taxes would have been CHF 641 million.

(4) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Institutional Securities reported a net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result) of CHF 615 million in the year ended December 31, 2002 compared with CHF 1,551 million in 2001. Institutional Securities measures performance based on pre-tax margin. At December 31, 2002, pre-tax margin was 2.8%, a decrease of 6.6 percentage points from December 31, 2001.

In 2002, operating income of Institutional Securities was CHF 15,125 million, a decrease of 28.7% from CHF 21,217 million in 2001 due to decreases in the Fixed Income and Equity divisions as well as write-downs related to the legacy asset portfolio of certain non-continuing real estate and distressed assets reported within Other.

Operating income from Fixed Income decreased CHF 2,902 million, or 30.6%, in 2002, compared with 2001. The decrease was primarily attributable to an approximate 46% decline in the developed markets interest rate products business. This business operated in a more favorable environment of interest rate reduction in 2001 compared with a more stable interest rate environment in 2002. Additionally, operating income from the interest rate products business decreased due to a reduction in proprietary trading. Operating income from the credit products business also decreased compared with the prior year. The decline was partly attributable to a loss associated with notes issued by affiliates of National Century Financial Enterprises, Inc. in the principal amount of USD 258 million held by CSFB for its own account, which were written down by USD 214 million (CHF 332 million) to 17% of their principal amount.

Approximately one-half of the write-down was recorded through operating income and the other half was recorded through valuation adjustments, provisions and losses. Additionally, a decrease in high-yield bond underwriting, a reduction in average loan inventory and a write-down of telecommunications positions contributed to an approximate 19% decline in operating income from leveraged and bank finance activity. Fixed Income's operating income also declined as a result of the revenue sharing agreement related to corporate derivatives instituted with the Equity and Investment Banking divisions in 2002.

The 2002 equity market was challenging, with reduced volumes in U.S. new issuances, depressed trading volumes and reduced commission margins in the cash customer business. Several major market indices posted declines for the year. Operating income from Equity decreased CHF 2,065 million, or 31.4%, in 2002 compared with 2001. Operating income from the derivatives business fell approximately 36%, most significantly in convertible instruments, adversely impacted by corporate defaults, widening spreads, declines in the telecommunications and energy sectors and reduced new issuance activity, and index arbitrage, due to low market volatility and reduced activity. In addition, the OTC business reflected reduced client activity, reduced option volatility and declining underlying stock prices.

Operating income from Investment Banking decreased CHF 228 million, or 4.9%, in 2002 compared with 2001. With the exception of the private equity business and the result of benefits from a new revenue-sharing arrangement with the Fixed Income and Equity divisions for certain derivative transactions, the decrease in Investment Banking was spread broadly across most business lines in the division. The most significant decline was attributable to merger and acquisition fee income, which decreased approximately 36%, generally consistent with the 30% global reduction in merger and acquisition transactions.

Offsetting these declines was an increase in the operating income from private equity due to increased gains on the sales of investments, including Swiss Re, and reduced write-downs of investments. Private equity net gains (realized and unrealized gains and losses) were CHF 568 million in 2002, compared with a net loss of CHF 436 million in 2001. These amounts include gains of CHF 981 million and CHF 251 million from the sale of the strategic investment in Swiss Re in 2002 and 2001, respectively. The entire investment in Swiss Re has been sold. Management and performance fees were CHF 351 million and CHF 428 million in 2002 and 2001, respectively. The book value of the private equity investments was CHF 2.7 billion and CHF 3.7 billion as of December 31, 2002 and 2001, respectively. Fair value was CHF 2.8 billion and CHF 3.9 billion as of December 31, 2002 and 2001, respectively. During 2002, CSFB began to explore the sale of certain private equity investments, including investments in mature third-party leveraged buyout funds. During 2002, the aggregate amount of losses reported against operating income for these private equity investments, which are included above, totaled CHF 430 million.

For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking and Equity divisions and debt capital market underwriting fees are shared between the Investment Banking and Fixed Income divisions.

The following table sets forth the capital market revenues for the years ended December 31:

	2002	2001	2000
	(in CHF millions)		
Equity capital markets	**1,216**	1,869	2,613
Debt capital markets	**900**	1,156	477

Other operating income decreased CHF 897 million, from operating income of CHF 451 million in 2001 to an operating loss of CHF 446 million in 2002, primarily as a result of losses associated with the non-continuing distressed trading and real estate portfolios held for disposition. Other operating income includes the results of investments and transactions that are not associated with any particular division in the Institutional Securities segment, including the non-continuing distressed trading and real estate portfolios held for disposition and unallocated interest income. The net exposure, including unfunded commitments, of the non-continuing real estate portfolio was CHF 2.1 billion as of December 31, 2002, a decrease of CHF 2.8 billion from December 31, 2001. As of December 31, 2002, the carrying amount of distressed portfolio assets totaled CHF 712 million compared with CHF 1.9 billion as of December 31, 2001. The aggregate amount of 2002 charges related to these non-continuing businesses totaled CHF 1.2 billion, of which CHF 1.0 billion was netted against operating income and CHF 240 million was reported in valuation adjustments, provisions and losses.

Operating expenses decreased CHF 5,044 million, or 29.8%, in 2002 compared with 2001. Personnel expenses decreased CHF 3,678 million, or 31.3%, to CHF 8,086 million, primarily due to the effect of reduced headcount and lower incentive compensation. The Institutional Securities ratio of personnel expenses to operating income improved to 53.5% in 2002, from 55.4% in 2001. Other operating expenses decreased CHF 1,366 million, or 26.4%, to CHF 3,810 million, primarily as a result of reduced discretionary costs including travel and entertainment, professional services such as consulting, recruiting and advertising fees, and market data services.

Depreciation of non-current assets decreased CHF 160 million, or 20.7%, compared with 2001, primarily due to reduced capital expenditures and leasehold improvements and a reduction in office facilities.

Valuation adjustments, provisions and losses increased CHF 1,081 million, or 71.4%, to CHF 2,595 million in 2002 compared with 2001. The increase was primarily related to corporate credit provisions, which increased 50%, and included a CHF 530 million provision related to a change in estimate for the risk of loss inherent in the portfolio of non-impaired loans and commitments. Credit Suisse Group released a portion of its RGBR, allocating CHF 382 million of the release to CSFB to offset the after-tax effect of the provision. This allocation was reflected as extraordinary income. Credit provisions related to non-continuing real estate lending activity increased to CHF 241 million in 2002 compared with a net release of provisions of CHF 64 million in 2001.

At December 31, 2002 and 2001, credit reserves related to the proprietary real estate business totaled approximately CHF 355 million and CHF 559 million, respectively. Institutional Securities had aggregate credit reserves of CHF 2,803 million related to loans outstanding at December 31, 2002. This included CHF 1,628 million in the Americas (compared with CHF 1,365 million at December 31, 2001), CHF 895 million in Europe and CHF 255 million in Asia.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating income from Fixed Income increased CHF 3,947 million, or 71.2%, in 2001. The increase was primarily attributable to operating income from the interest rate products group, which increased by approximately 90% compared with 2000. Fixed Income operating income was positively affected by a shift in client risk appetites that contributed to a general reallocation by market participants of investment into debt in 2001 and interest rate cuts in the United States and Europe. The developed markets credit group, which benefited from increased capital markets activity, a substantial increase in refinancings of commercial and residential mortgages and lower financing costs due to interest rate declines, generated an operating income more than double that of the prior year. The Fixed Income division results were also strengthened by the full-year impact of the leveraged and bank finance and residential mortgage business lines acquired from DLJ in November 2000. Emerging markets operating income declined, reflecting the difficult conditions in many emerging economies, including Argentina. Fourth quarter losses related to Argentina and Enron were CHF 244 million and CHF 53 million, respectively.

Operating income from Equity decreased CHF 1,896 million, or 22.4%, in 2001, primarily due to decreased customer-related trading revenues and fee revenues from capital market activities. The major market indices in the United States, the United Kingdom, Germany and Brazil were all lower in 2001 than in 2000, and global equity new issuance activity declined compared with the prior year. The cash customer business of brokerage and market-making activities declined approximately 30% in the United States, partially as a result of the impact of decimalization, Europe, Latin America and Asia. Operating income from risk arbitrage activities was significantly lower than the preceding year due to reduced merger and acquisition activity and a number of failed transactions. Equity derivatives operating income declined by approximately 10% due, in part, to the Enron bankruptcy in the fourth quarter of 2001, index arbitrage and reduced customer-related business in Switzerland. Results reflected trading losses of CHF 145 million related to Enron.

Operating income from Investment Banking decreased CHF 1,450 million, or 23.6%, in 2001, primarily due to a 21% decline in fees from global merger and acquisition activity, reflecting a 50% decline industry-wide. Operating income from equity new issuances decreased by 26%, reflecting the industry's 30% decline in this activity. Operating income from debt capital markets increased nearly 90% compared with 2000 due in part to the full-year effect of the DLJ acquisition, the shift away from equity securities and the effect of interest rate cuts. Operating income from the private equity group of the Investment Banking division decreased CHF 441 million primarily due to unrealized losses on its portfolio of investment funds. The decrease was partially offset by a CHF 251 million realized gain on the sale of an additional portion of a strategic investment in Swiss Re, the disposition of certain investments in the ordinary course of business and recurring investment advisory and management fee income from the portfolio of global investment funds. A gain of CHF 326 million on the sale of investments in Swiss Re was recorded in 2000. Management and performance fees were CHF 428 million and CHF 115 million in 2001 and 2000, respectively. The book value of the private equity investments was CHF 3.7 billion and CHF 4.2 billion as of December 31, 2001 and 2000, respectively. Fair value of the private equity investments was CHF 3.9 billion and CHF 4.7 billion as of December 31, 2001 and 2000, respectively.

Other operating income increased CHF 524 million in 2001. The increase was primarily due to an increase in gains from the disposition of assets from the non-continuing real estate trading portfolio. Additionally, distressed trading operating income increased compared with 2000. Lower unallocated interest partially offset these increases, reflecting the interest rate decreases in 2001. As a result of the dispositions that began in 1999, the size of the non-continuing real estate portfolios has been significantly reduced. The net exposure, including unfunded commitments of the non-continuing real estate portfolio was CHF 4.9 billion and CHF 7.9 billion as of December 31, 2001 and 2000, respectively. The carrying amount of distressed portfolio assets totaled CHF 1.9 billion and CHF 2.4 billion as of December 31, 2001 and 2000, respectively. The aggregate amount of 2001 gains related to these non-continuing businesses totaled CHF 181 million, of which CHF 118 million was recorded as operating income and CHF 63 million as a release in valuation adjustments, provisions and losses.

Operating expenses increased CHF 1,811 million, or 12.0%, in 2001. Personnel expenses increased CHF 540 million, or 4.8%, primarily as a result of the full-year effect of the DLJ acquisition and increased headcount. Partially offsetting these increases was a reduction in incentive compensation costs in line with reduced revenue compared with 2000. Institutional Securities' ratio of personnel expenses to operating income decreased to 55.4% in 2001 from 55.9% in 2000. In 2001, management initiated steps to align more closely the size of its businesses in relation to changing market conditions and to bring its cost structure in line with competitors. Other operating expenses including brokerage, execution and clearing expenses increased CHF 1,271 million, or 32.5%, to CHF 5,176 million, primarily as a result of the full-year effect of the DLJ acquisition. Professional services fees (primarily consulting and legal fees associated with increased business volumes), technology and communication costs (primarily market quotation services and maintenance fees) and occupancy costs reflected the largest increases.

Depreciation of non-current assets increased CHF 176 million, or 29.5%, primarily due to the full-year impact of the DLJ acquisition compared with two months in the prior period.

Valuation adjustments, provisions and losses increased CHF 978 million, or 182.5%, in 2001. The increase was primarily related to higher credit provisions due to a substantial deterioration in the economic environment in 2001. Fourth quarter provisions relating to Argentina were CHF 116 million and to Enron were CHF 16 million. Aggregate credit provisions charged in 2001 totaled CHF 1,213 million compared with CHF 910 million in 2000, which included recoveries related to assets previously written down. At December 31, 2001 and 2000, credit reserves related to the proprietary real estate business totaled approximately CHF 559 million and CHF 1,088 million, respectively. Institutional Securities had aggregate credit reserves related to loans outstanding of CHF 2,733 million at December 31, 2001. This included CHF 1,365 million in the Americas, principally the United States (compared with CHF 421 million at December 31, 2000), and CHF 568 million in Asia (compared with CHF 512 million at December 31, 2000).

CSFB Financial Services

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors through its asset management business, which operates under the main brand name Credit Suisse Asset Management, or CSAM, financial services to broker-dealers and investment managers through Pershing, and financial advisory services to high-net-worth individuals and corporate investors through Private Client Services. Its main sources of operating income are asset-based fee income and transaction fees from its investment advisory business.

In 2001 and 2002, the results of CSFB Financial Services include a full-year contribution from DLJ's business, which was included from November 3, 2000. In addition, on December 7, 2001, CSFB Financial Services acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal U.K. asset management subsidiaries of Sun Life Financial Services of Canada Inc, which we refer to collectively as SLCAM. The companies are asset management companies with contracts for the management of the insurance assets (including property) of their former affiliate, Sun Life Assurance Company of Canada (U.K.) Limited and third-party institutional and retail funds. The 2002 results include for the first time the full-year contribution of SLCAM.

In the first quarter of 2002, CSFB sold its CSFB*direct* business in the United States and the United Kingdom and its brokerage service subsidiary Autranet Inc. The operating income and operating expenses of these operations were CHF 255 million and CHF 363 million, respectively, in 2001. Assets under management for CSFB*direct* totaled CHF 34.6 billion as of December 31, 2001. Beginning in the second quarter of 2002, CSFB Financial Services results included the Swiss transaction services business, which provides transactional services (cash clearing, payments and custody) to financial institutions.

As a result of the acquisitions and dispositions noted above, the results between periods may not be fully comparable.

In January 2003, CSFB announced a definitive agreement to sell its Pershing operation to The Bank of New York Company, Inc. for USD 2.0 billion (CHF 2.8 billion) in cash, together with the repayment of a USD 480 million (CHF 667 million) subordinated loan and an additional contingent payment of up to USD 50 million (CHF 70 million) based on future performance. The 2002 operating income and operating expenses of Pershing were CHF 1,332 million and CHF 1,031 million, respectively.

CSFB Financial Services Income Statement [1]	**2002**	**2001**	**2000**
		(in CHF millions)	
Net interest income	**342**	538	195
Net commission and service fee income	**2,677**	3,199	1,811
Net trading income	**168**	254	48
Other ordinary income	**48**	54	5
Operating income	**3,235**	4,045	2,059
Personnel expenses	**1,572**	1,967	791
Other operating expenses	**1,005**	1,336	681
Operating expenses	**2,577**	3,303	1,472
Gross operating profit	**658**	742	587
Depreciation of non-current assets	**145**	179	77
Valuation adjustments, provisions and losses	**23**	27	1
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**490**	536	509
Extraordinary income/(expenses), net	**0**	14	(1)
Taxes [2]	**(137)**	(85)	(74)
Net operating profit before exceptional items, acquisition-related costs, *cumulative effect of change in accounting principle and minority interests* (segment result)	**353**	437	434
Other data:			
Growth in discretionary institutional assets under management	**(23.5%)**	1.1%	11.1%
of which new assets	**(8.6%)**	2.6%	7.5%
Growth in net new assets Private Client Services	**8.2%**	14.6%	n/a

(1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle are not allocated to the segments but are included in the business unit results.

(2) In 2002, the Bank adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 2002, taxes would have been CHF -179 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

CSFB Financial Services measures business performance based on growth of discretionary institutional net new assets and Private Client Services net new assets. As a result of negative economic and market conditions, discretionary institutional assets under management fell CHF 85.5 billion, or 23.5%, during 2002, compared with an increase of CHF 4.1 billion, or 1.1%, in 2001. Private Client Services net new assets decreased CHF 7.8 billion, or 49.4%, during the year ended December 31, 2002, compared with an increase of CHF 11.3 billion, or 251.1%, in 2001.

Operating income was CHF 3,235 million in 2002, a decrease of 20.0% compared to 2001. Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result) was CHF 353 million, reflecting a decrease of CHF 84 million, or 19.2%, in 2002 as a result of net outflows of assets under management at CSAM, a decline in major market indices globally, lower trading volumes, an overall decline in customer debit balances at Pershing and Private Client Services and the sale of CSFB*direct* and Autranet. Net commission and service fee income decreased CHF 522 million, or 16.3%, and net interest income decreased CHF 196 million, or 36.4%.

Operating expenses decreased CHF 726 million, or 22.0%, with personnel expenses declining CHF 395 million, or 20.1%, and other operating expenses declining CHF 331 million, or 24.8%, in 2002 primarily as a result of the sales of CSFB*direct* and Autranet and cost reduction measures, including a 16% headcount reduction. Excluding divestitures, expenses were down 12% compared with 2001.

In 2002, assets under management decreased CHF 154.0 billion, or 24.0%, of which CSAM's discretionary institutional assets decreased CHF 85.5 billion, or 23.5%. Of the decline in discretionary institutional assets under management, CHF 26.2 billion was attributable to foreign exchange movements, CHF 28.0 billion was related to performance issues and CHF 31.3 billion was attributed to a net outflow of assets. CSAM's advisory assets under management decreased CHF 10.5 billion to CHF 134.1 billion, and Private Client Services discretionary and advisory assets under management decreased by CHF 25.4 billion to CHF 71.7 billion.

The following table provides details of assets under management at December 31: [1]

	2002	2001	2000
		(in CHF billions)	
Advisory	189.3	246.9	245.8
Discretionary	297.2	393.6	384.1
of which institutional asset management	278.7	364.2	360.1
Assets under management	486.5	640.5	629.9
Growth in discretionary assets under management	(23.5%)	1.1%	11.1%[2]
of which growth in net new assets	(8.6%)	2.6%	7.5%[2]
of which market movement and structural effects	(14.9%)	(8.8%)	(8.1%)[2]
of which acquisitions/(divestitures)	—	7.3%	11.7%[2]

(1) Certain reclassifications have been made to conform to the current presentation.

(2) Growth ratios related to assets under management and net new assets for 2000 effective January 1, 2002 have not been restated to reflect the realignment.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating income was CHF 4,045 million, reflecting an increase of CHF 1,986 million, or 96.5%, in 2001. Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result) was CHF 437 million in 2001, reflecting a small increase from 2000. Net commission and service fee income increased CHF 1,388 million, or 76.6%, and net interest income increased CHF 343 million, or 175.9%. The overall movements reflect the full-year contribution from DLJ in 2001 compared to two months in 2000, partially offset by reduced CSAM revenues adversely affected by lower equity market values. Business levels in the Pershing and Private Client Services businesses were negatively impacted by a lower level of retail investor activity in the equity markets in 2001.

Operating expenses increased CHF 1,831 million, or 124.4%, with personnel expenses increasing CHF 1,176 million, or 148.7%, and other operating expenses increasing CHF 655 million, or 96.2%, in 2001 as a result of the full-year impact of the acquisition of DLJ compared with two months in 2000. The increases were partially offset by cost control measures implemented at CSAM during 2001.

In 2001, assets under management increased CHF 10.6 billion, or 1.7%, with discretionary institutional assets increasing CHF 4.1 billion, or 1.1%. Of the increase in discretionary institutional assets under management, CHF 9.2 billion was attributable to net new business and CHF 26.2 billion to the SLCAM acquisition. This increase was offset by a CHF 31.3 billion decrease due to financial market movements. Private Client Services discretionary and advisory assets under management decreased CHF 10.5 billion, primarily due to adverse financial market movements and the effect of foreign exchange movements of CHF 26.3 billion offset by net new business of CHF 15.8 billion.

The following tables provide the results of CSFB and its segments on a U.S. dollar basis. Translation of Swiss Francs into U.S. dollars has been made at the rates of CHF 1.56 = USD 1.00 for 2002, CHF 1.69 = USD 1.00 for 2001 and CHF 1.67 = USD 1.00 for 2000.

CSFB Income Statement [(1)]	2002	2001	2000
		(in USD millions)	
Operating income	11,769	14,948	13,264
Personnel expenses	6,191	8,125	7,194
Other operating expenses	3,086	3,852	2,745
Operating expenses	9,277	11,977	9,939
Gross operating profit	2,492	2,971	3,325
Depreciation of non-current assets	485	562	403
Valuation adjustments, provisions and losses [(2)]	1,679	912	322
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	328	1,497	2,600
Extraordinary income/(expenses), net	262	(10)	(1)
Taxes [(3)]	30	(310)	(663)
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	620	1,177	1,936
Acquisition interest	(323)	(489)	(135)
Amortization of retention payments	(416)	(480)	(109)
Amortization of acquired intangible assets and goodwill	(835)	(862)	(210)
Exceptional items	(890)	(845)	0
Tax impact	488	679	101
Cumulative effect of change in accounting principle [(3)]	162	—	—
Net profit/(loss) before minority interests	(1,194)	(820)	1,583
Minority interests	0	(1)	(2)
Net profit/(loss)	(1,194)	(821)	1,581

(1) Certain reclassifications have been made to conform to the current presentation. The CSFB business unit results reflect the results of the two segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor costs and expenses related to certain redeemable preferred securities classified as minority interests, have been reclassified in the segment and business unit results and are adjusted in accordance with Swiss GAAP and reflected in the consolidated results of the Bank and Credit Suisse Group.

(2) The amounts in 2001 and 2000 include valuation adjustments taken at the Bank level of USD 115 million and USD 4 million, respectively, resulting from the difference between the statistical and the actual credit provisions. As of January 1, 2002, no such adjustments are recorded within the Bank and the amounts reported in 2002 reflect actual credit provisions.

(3) In 2002, the Bank adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2001 of USD -147 million. 2000 figures were not affected.

Reconciliation to Net Operating Profit	2002	2001	2000
		(in USD millions)	
Net profit/(loss)	**(1,194)**	(821)	1,581
Amortization of acquired intangible assets and goodwill	**835**	862	210
Exceptional items	**890**	845	0
Tax impact	**(229)**	(356)	(27)
Cumulative effect of change in accounting principle	**(162)**	—	—
Net operating profit	**140**	530	1,764

Exceptional Items	2002	2001
	(in USD millions)	
Operating income	**0**	20
Personnel expenses	**155**	583
Depreciation of non-current assets	**0**	7
Valuation adjustments, provisions and losses	**631**	235
Extraordinary expenses	**104**	0
Taxes	**(77)**	(199)
Exceptional items	**813**	646

Institutional Securities Income Statement [(1)]

	2002	2001	2000
	(in USD millions)		
Fixed Income[(2)]	**4,222**	5,614	2,930
Equity	**2,895**	3,894	5,076
Investment Banking	**2,864**	2,779	3,681
Other[(2)]	**(286)**	268	344
Operating income	**9,695**	12,555	12,031
Personnel expenses	**5,183**	6,961	6,720
Other operating expenses	**2,442**	3,062	2,338
Operating expenses	**7,625**	10,023	9,058
Gross operating profit	**2,070**	2,532	2,973
Depreciation of non-current assets	**392**	457	357
Valuation adjustments, provisions and losses	**1,664**	896	321
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**14**	1,179	2,295
Extraordinary income/(expenses), net	**262**	(1)	0
Taxes [(3)]	**118**	(260)	(619)
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	**394**	918	1,676

(1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle are not allocated to the segments but are included in the business unit results.

(2) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.

(3) In 2002, the Bank adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 2002, taxes would have been USD -411 million.

CSFB Financial Services Income Statement [1]

	2002	2001	2000
	(in USD millions)		
Net interest income	**219**	318	117
Net commission and service fee income	**1,716**	1,893	1,084
Net trading income	**108**	150	29
Other ordinary income	**31**	32	3
Operating income	**2,074**	2,393	1,233
Personnel expenses	**1,008**	1,164	474
Other operating expenses	**644**	790	407
Operating expenses	**1,652**	1,954	881
Gross operating profit	**422**	439	352
Depreciation of non-current assets	**93**	105	46
Valuation adjustments, provisions and losses	**15**	16	1
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**314**	318	305
Extraordinary income/(expenses), net	**0**	(9)	(1)
Taxes [2]	**(88)**	(50)	(44)
Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	**226**	259	260

(1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle are not allocated to the segments but are included in the business unit results.

(2) In 2002, the Bank adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 2002, taxes would have been USD -115 million.

Liquidity and Capital Resources

Organization

We believe that maintaining access to liquidity is fundamental for firms operating in the financial services industry. CSFB manages liquidity at a business unit level while recognizing the constraints of the legal entities comprising the business unit. As a result, CSFB has established a comprehensive process for the management and oversight of its liquidity, funding and capital strategies. CSFB's Capital Allocation and Risk Management Committee, or CARMC, has primary oversight responsibility for these functional disciplines. CARMC reviews and approves liquidity management policies and targets and reviews the liquidity position and other key risk indicators.

CSFB's Corporate Treasury department is responsible for the management of liquidity, long-term funding and capital and for relationships with creditor banks. It also maintains regular contact with both rating agencies and regulators on liquidity and capital issues.

Liquidity Management

CSFB manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way CSFB ensures that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

CSFB's liquidity disciplines are segregated into two main funding franchises:

- The bank funding franchise, including funds raised directly by the Bank from stable deposit-based core funds and the interbank markets, and

- The non-bank funding franchise, with funds raised by non-bank subsidiaries, principally CSFB USA, and Credit Suisse First Boston, Inc., or CSFB, Inc.

The majority of assets financed by the bank funding franchise, which largely includes assets in CSFB and its principal regulated broker-dealers, are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of resale agreements and securities borrowed, both of which are secured by government and agency securities, and marketable corporate debt and equity securities. In addition, CSFB has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, CSFB may carry significant levels of trading inventories. Other assets financed by the bank funding franchise include loans to corporate and other institutional clients that are held directly on the Bank's balance sheet.

As part of its investment banking and fixed income markets activities, CSFB also maintains positions in less liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity investments. These assets may be relatively illiquid at times, especially during periods of market stress. CSFB typically funds a significant portion of less liquid assets, such as private equity investments, with long-term borrowings and shareholders' equity. A large portion of these less liquid assets (with the exception of corporate loans) is financed through the non-bank funding franchise, which also provides most of the regulatory capital (equity and subordinated debt) in the broker-dealer subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of CSFB is the "liquidity barometer," which estimates the time horizon over which the adjusted market value of unencumbered assets plus committed revolving credit facility exceeds the aggregate value of maturing unsecured liabilities plus conservatively forecast contingent obligations. The adjusted market value of unencumbered assets includes a reduction from market value, or "haircut," reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. Contingent obligations include such things as letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. CSFB's objective, as mandated by CARMC, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level so as to ensure that, in the event that CSFB is unable to access unsecured funding, it will have sufficient liquidity for an extended period. CSFB believes this will enable it to carry out its business plans during extended periods of market stress, while minimizing, to the extent possible, disruptions to its business. CSFB regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank funding franchise also has access to significant sources of secondary liquidity through its ability to access the secured funding markets (repurchase agreements, securities loaned and other collateralized financing arrangements), as these markets have proven reliable even in periods of market stress.

Additionally, the non-bank funding franchise, through CSFB USA, the principal holding company for the broker-dealers, maintains a 364-day USD 3.0 billion revolving credit facility with various banks that is available on an unsecured basis. Proceeds from borrowings under this facility can be used for general corporate purposes, and the facility is guaranteed by Credit Suisse Group. The facility contains customary covenants that we believe will not impair our ability to obtain funding. The facility next matures on May 23, 2003. We expect to reduce the size of our revolving credit facility when we replace it, on substantially similar terms, in May 2003.

Funding Sources and Strategy

The bank funding franchise's assets are principally funded with a mixture of secured and unsecured funding. Secured funding consists of collateralized short-term borrowings, which include repurchase agreements and securities loaned. Unsecured funding is accessed through the Bank's substantial and historically stable core deposit base, and through the interbank markets. Additionally, the Bank issues capital in long-term funding markets to meet regulatory requirements.

The non-bank funding franchise's assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. Unsecured liabilities are issued through various debt programs. For information on these debt programs, we refer you to "—Funding activity highlights."

Other significant funding sources include financial instruments sold but not yet purchased, payables to customers and broker-dealers and shareholders' equity. Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to U.S. Treasury securities or LIBOR. Depending upon prevailing market conditions, other borrowing costs are negotiated. CSFB continually aims to broaden its funding base by geography, investor and funding instrument. In 2002, the Bank extended its debt maturity profile by issuing longer dated fixed income securities.

CSFB lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. CSFB generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. Additionally, CSFB generally funds investments in subsidiaries with shareholders' equity. To satisfy Swiss and local regulatory capital needs of its regulated subsidiaries, CSFB enters into subordinated long-term borrowings. At December 31, 2002, it had consolidated long-term debt of approximately CHF 65 billion, with approximately CHF 14 billion representing subordinated debt.

Certain of the Bank's subsidiaries enter into various transactions whereby commercial and residential mortgages and corporate bonds are sold to special purpose entities and beneficial interests in those entities are sold to investors. For the year ended December 31, 2002, proceeds and other related cash flows received from new securitizations of commercial mortgages, residential mortgages and bonds aggregated CHF 7,928 million, CHF 39,184 million and CHF 16,108 million, respectively.

Funding activity highlights

In the non-bank funding franchise, CSFB USA issues long-term debt through U.S. and Euromarket medium-term note programs, as well as syndicated and privately placed offerings around the world.

Under CSFB USA's currently effective USD 10 billion shelf registration statement on file with the SEC, which allows CSFB USA to issue from time to time senior and subordinated debt securities and warrants to purchase such securities, CSFB USA had at March 19, 2003 approximately USD 6.5 billion available for issuance.

During the year ended December 31, 2002, under this and predecessor shelf registration statements, CSFB USA issued both medium-term notes and longer-dated fixed income securities to extend the maturity profile of its debt. For the year ended December 31, 2002, CSFB USA issued USD 2.75 billion of 6 ½% notes due 2012, USD 1.75 billion of 5 ¾% notes due 2007, USD 1.0 billion of 7 ⅛% notes due 2032, USD 1.4 billion of 4 ⅝% notes due 2008 and USD 2.7 billion in medium-term notes. For the year ended December 31, 2002, CSFB USA issued USD 822 million in medium-term notes under a USD 5 billion Euromarket program established in July 2001. Through March 19, 2003, CSFB USA issued USD 1.8 billion of floating rate notes under this program.

During the year ended December 31, 2002, approximately USD 3.2 billion of medium-term notes and USD 650 million of senior notes were repaid.

In 2001, under the then-effective USD 10.5 billion shelf registration statement, issuances included USD 2.25 billion of 5 ⅞% notes due 2006, USD 3.0 billion of 6 ⅛% notes due 2011 and USD 4.8 billion of medium-term notes. In 2001, CSFB USA issued a total of USD 613 million of medium-term notes under its Euromarket medium-term note program.

In August 2001, CSFB USA redeemed all of the outstanding shares of the Trust Securities of DLJ Capital Trust I. In November 2001, CSFB USA completed a cash tender offer for its Fixed/Adjustable Rate Cumulative Preferred Stock, Series B, resulting in the acquisition of all but approximately 90,000 of the outstanding shares of such preferred stock. In December 2001 CSFB USA redeemed all of the outstanding shares of its Fixed/Adjustable Rate Cumulative Preferred Stock, Series A. In February 2003, CSFB USA redeemed all of the remaining shares of the Fixed/Adjustable Rate Cumulative Preferred Stock, Series B.

CSFB, Inc. has also issued long-term debt, principally through its U.S. medium-term note program. During 2001, CSFB, Inc. issued USD 4.8 billion of medium-term notes. Nothing was issued in 2002.

Credit Ratings

Our access to the debt capital markets and our borrowing costs depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may raise, lower or withdraw their ratings, or place us on "credit watch" with positive or negative implications at any time. Rating agencies take many factors into consideration in determining a company's rating. Such factors include earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices and management team, in addition to the broader outlook for the financial services industry. The cost and availability of unsecured external funding is generally a function of our credit ratings. Credit ratings are especially important to us when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivatives.

A reduction in credit ratings could limit our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our planning takes into consideration those contingent events associated with a reduction in our credit ratings.

The credit ratings assigned to the senior debt of the Bank and CSFB USA, as of March 19, 2003, and their outlooks were as follows:

	Commercial Paper	Long-Term Debt	Outlook	
Bank				
Fitch	F-1+	AA-	Negative	(October 2002)
Moody's	P-1	Aa3	Negative	(July 2002)
Standard & Poor's	A-1	A+	Stable	(November 2002)
CSFB USA				
Fitch	F-1+	AA-	Negative	(October 2002)
Moody's	P-1	Aa3	Negative	(July 2002)
Standard & Poor's	A-1	A+	Stable	(November 2002)

Capital Resources and Capital Adequacy

Certain of our businesses are capital intensive. In addition to normal operating requirements, capital is required to cover financing and regulatory charges on securities inventories, loans and other credit products, private equity investments and investments in fixed assets. Our overall capital needs are continually reviewed to ensure that our capital base can appropriately support the anticipated needs of our business as well as the regulatory capital requirements of our subsidiaries. Based upon these analyses, we believe that our debt and equity base is adequate for current operating levels.

As a Swiss bank, the Bank is subject to regulation by the Federal Banking Commission, or FBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. The Bank also adheres to the risk-based capital guidelines set forth by the BIS.

At the Bank, the regulatory guidelines are used to measure capital adequacy. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions.

The following table sets forth the Bank's consolidated capital and BIS capital ratios as of December 31:

	2002	2001	2000
	(in CHF millions except percentages)		
Tier 1 capital [(1)]	10,596	15,157	17,595
Total capital	19,958	26,425	28,582
BIS Tier 1 capital ratio[(1)(2)]	10.3%	12.9%	13.6%
BIS total capital ratio[(3)]	19.3%	22.4%	22.2%

(1) Calculated on a consolidated basis pursuant to Swiss banking law and regulations. Core capital includes (a) CHF 174 million (CHF 217 million in 2001 and CHF 222 million in 2000) relating to perpetual non-cumulative non-voting preferred shares issued by a subsidiary and sold to unaffiliated investors, (b) CHF 886 million (CHF 925 million in 2001 and CHF 937 million in 2000) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group, (c) CHF 1,425 million (CHF 1,717 million in 2001 and CHF 1,675 million in 2000) relating to perpetual non-cumulative non-voting preferred shares held by Credit Suisse Group as direct investments in subsidiaries of the Bank and (d) CHF 5,804 million (CHF 6,995 million in 2001 and CHF 6,825 million in 2000) relating to ownership interests held by subsidiaries of Credit Suisse Group as direct investment in subsidiaries of the Bank. Core capital for 2002 includes CHF 849 million of innovative Tier 1 instruments.

(2) Ratio is based on Tier 1 capital divided by BIS risk weighted assets.

(3) Ratio is based on total capital divided by BIS risk weighted assets.

Additionally, various subsidiaries engaged in both banking and broker-dealer activities are regulated by the local regulators in the jurisdictions in which they operate. The Bank's wholly owned subsidiaries, CSFB LLC and Pershing LLC, are U.S. registered broker-dealers, registered futures commission merchants and member firms of the NYSE. As such, they are subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm's capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash dividends. At December 31, 2002, CSFB LLC and Pershing LLC's net capital of approximately USD 3.0 billion and USD 1.2 billion, respectively, was 156.5% and 25.9%, respectively, of aggregate debit balances and in excess of the minimum requirement by approximately USD 2.9 billion and USD 1.1 billion, respectively. Our OTC derivatives dealer, Credit Suisse First Boston Capital LLC, is also subject to the Uniform Net Capital Rule, but calculates its net capital requirements under Appendix F of Rule 15c3-1. Other subsidiaries of CSFB are subject to capital adequacy requirements. At December 31, 2002, CSFB and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

For further information on bank regulation, we refer you to "Regulation and Supervision."

Contractual Cash Obligations and Other Commercial Commitments

The following table sets forth our long-term contractual obligations as of December 31, 2002:

	Payments due by period (in CHF millions)				
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Bonds and mortgage-backed bonds [1]	11,744	13,944	14,549	24,494	64,731
Operating leases	537	955	883	4,368	6,743
Total long-term contractual obligations	12,281	14,899	15,432	28,862	71,474

(1) Includes medium-term notes.

The following table sets forth our short-term contractual obligations as of December 31:

	2002	2001
	(in CHF millions)	
Money market paper issued	29,501	28,215
Due to banks	300,148	351,034
Total short-term contractual obligations	329,649	379,249

Off-balance Sheet Arrangements

Retained or Contingent Interests in Assets Transferred to Unconsolidated Entities

We are involved with several types of off-balance sheet arrangements, including those involving special purpose entities, or SPEs. There are two key accounting determinations that must be made relating to securitizations. In the case where we originated or previously owned the financial assets transferred to the SPE, a decision must be made as to whether that transfer would be considered a sale under generally accepted accounting principles. The second key determination to be made is whether the SPE should be considered a subsidiary and be consolidated into our financial statements, or whether the entity is sufficiently independent that consolidation is not warranted. If the SPE's activities are sufficiently restricted and also meet certain accounting requirements, the SPE is not consolidated by the seller of the transferred assets.

SPEs may be established for a variety of reasons including to facilitate securitizations or other forms of financing. Under Swiss GAAP, consolidation of a SPE is required if we hold more than 50% of the voting rights of the entity, or where we have the ability to exercise control of the SPE. Also, consolidation would be required if we have a legal or de facto obligation to support the entity or the SPE is dependent on us for funding. Consolidation may also be required by application of the principle of substance over form.

Mortgage Securitizations

We originate and purchase commercial mortgages and purchase residential mortgages and sell these assets directly or through affiliates to SPEs. These SPEs issue securities that are backed by, and which pay a return based on, the assets transferred to the SPEs. Investors in these asset-backed securities typically have recourse to the assets in the SPE. The investors and the SPEs have no recourse to our assets.

We establish these SPEs and underwrite and make a market in these asset-backed securities. We may retain interests in these securitized assets if we hold asset-backed securities in connection with our underwriting and market-making activities. Retained interests in securitized financial assets are included in the consolidated balance sheet at fair value. Any changes in fair value of these retained interests are recognized in the consolidated income statement. We engage in these securitization activities to meet the needs of clients as part of our fixed-income activities and to sell financial assets. These securitization activities do not provide a material source of our funding.

Collateralized Debt Obligations

We purchase loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are transferred by us directly, or indirectly through affiliates, to SPEs that issue CDOs. We structure, underwrite and make a market in these CDOs, and we may have retained interests in these CDOs in connection with our underwriting and market-making activities. We also have significant investments, including equity (less than a majority) and debt securities, in CDO SPEs. These interests are included in trading assets and carried at fair value.

We engage in CDO SPE transactions to meet the needs of clients and to sell financial assets. These CDO SPE activities do not provide a material source of our funding.

Commercial Paper Conduits

We administer several multi-seller asset-backed commercial paper conduits, or ABCP conduits. Our ABCP conduits purchase financial assets, primarily receivables, from third parties, funded by the issuance of commercial paper. Since the funding costs are based primarily on the quality rating of the assets sold, rather than the rating of the seller, and the liquidity and credit enhancement, this often provides the seller with funding at advantageous levels. The Bank provides the majority of the liquidity support and all of the program-wide credit enhancement to facilitate the conduits' activities.

Financial Intermediary

In our role as a financial intermediary, SPEs are used to create investment opportunities that meet the demands of our clients. For example, SPEs are used in the process of modifying the characteristics of financial assets or to sell credit risk in a form that is not readily available in the markets. These transactions are commonly referred to as "repackage" SPEs. We are typically the derivative counterparty in these transactions. Our derivative transactions with SPEs are a component of our overall trading business and are carried at fair value.

Further, SPEs are used in our fund-linked products business. In this capacity, we manage a selection of alternative investments held in a SPE and pass on the majority of the return to investors. When requested, Credit Suisse Group will provide investors with protection from downside risk, primarily in the form of a put option.

Guarantees

In the ordinary course of our business, we also provide guarantees and indemnifications that contingently obligate us to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may also be contingently obligated to make payments to a guaranteed party based on another entity's failure to perform, or we may have an indirect guarantee of the indebtedness of others. We have provided customary indemnifications to purchasers in conjunction with: the sale of assets or businesses; to investors in private equity funds sponsored by us regarding potential obligations of our employees to return amounts previously paid as carried interest; and to investors in our securities and other arrangements to provide "gross up" payments if there is a withholding or deduction because of a tax, assessment or other governmental charge.

Other Commitments

We have commitments under a variety of commercial arrangements that are not recorded as liabilities in our consolidated balance sheet. These commitments are in addition to guarantees and other arrangements discussed in "—Off-Balance Sheet Arrangements." These commitments include standby letters of credit, standby repurchase agreement facilities that commit us to enter into repurchase agreements with customers at market rates, commitments to invest in various partnerships that make private equity and related investments in various portfolio companies and in other private equity funds and commitments to enter into resale agreements.

For further information on our off-balance commitments, we refer you to pages 13 and 59 of the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I.

Adoption of U.S. GAAP

We anticipate changing to U.S. GAAP as our primary basis of accounting in 2004. This change will result in the requirement to comply with different recognition and consolidation obligations relating to off-balance sheet arrangements in our primary reporting basis.

Derivatives

Under Swiss GAAP, derivatives are carried at fair value on the balance sheet at positive and negative replacement values. The replacement values correspond to the fair values of derivative financial instruments which are open on the balance sheet date and which arise from transactions for the account of customers and our own accounts. Positive replacement values constitute a receivable and thus an asset of the Bank. Negative replacement values constitute a payable and thus a liability. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms' length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit equivalent amounts represent the potential credit risk with counterparties arising from open derivatives contracts. The credit equivalent amount for a counterparty is computed on the basis of the current positive replacement values of the respective contracts plus regulatory security margins, or add-ons, to cover the future potential credit risk during the remaining duration of the contracts. The add-ons correspond to the factors used for BIS capital adequacy calculation purposes.

For further information on derivatives, we refer you to "Additional information on the consolidated off-balance sheet business" on pages 59 and 60 of the financial statements in the Credit Suisse First Boston Annual Report 2002 in Annex I.

Related Party Transactions

We are involved in significant financing and other transactions, and have significant related party balances, with Credit Suisse Group and certain of its affiliates and subsidiaries. We enter into these transactions in the ordinary course of our business, and such transactions typically reflect the pricing structure of an unrelated third-party transaction, although this is not achieved in all cases. Transactions with our subsidiaries and the related inter-company balances are eliminated upon consolidation. At December 31, 2002, our assets related to these transactions totalled CHF 21.0 billion (USD 15.1 billion), including amounts due from customers and banks of CHF 19.3 billion (USD 13.9 billion); of these balances, CHF 1.1 billion (USD 0.8 billion) were under securities lending and reverse repurchase agreements. Our liabilities related to these transactions totalled CHF 32.0 billion (USD 23.0 billion), including amounts due to customers and banks of CHF 22.8 billion (USD 16.4 billion); of these balances CHF 0.6 billion (USD 0.4 billion) were under securities lending and repurchase agreements. As a consequence, at December 31, 2002, we had net liability exposure to such related parties of CHF 11.1 billion (USD 8.0 billion).

Certain of our directors, officers and employees and those of our affiliates and their subsidiaries maintain margin accounts with CSFB LLC and other affiliated broker-dealers in the ordinary course of business. In addition, certain of such directors, officers and employees had investments or commitments to invest in various private funds sponsored by us, pursuant to which we have made loans to such directors, officers and employees to the extent permitted by law. CSFB LLC and other affiliated broker-dealers, from time to time and in the ordinary course of business, enter into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

MANAGEMENT

Our most senior officer is John J. Mack, the Chief Executive Officer, or CEO, of the Bank and CSFB and the co-CEO of Credit Suisse Group. The CEO is responsible for the operational management of the Bank and CSFB. The most senior executive board of the Bank is the Operating Committee, which is composed of key members of senior management including the heads of certain divisions, departments or regions. CSFB also has a strategic advisory board known as the Executive Board that is composed of the Operating Committee members as well as certain other senior CSFB officers.

Pursuant to the Bank's Organizational Guidelines and Regulations, the CEO and the Operating Committee members are appointed by the Board of Directors of the Bank, which is responsible for the overall direction, supervision and control of the Bank. The Board of Directors of the Bank also has an Audit Committee and a Compensation and Appointments Committee.

As of the date of this Information Statement, the Board of Directors of the Bank is composed of the following individuals:

Name	Principal Occupation
Walter B. Kielholz	Chairman of the Board of Directors
Peter Brabeck-Letmathe Vice Chairman, Chairman of the Compensation and Appointments Committee	Chief Executive Officer and Vice Chairman of the Board of Nestlé S.A.
Hans-Ulrich Doerig Vice Chairman	Vice Chairman, Chairman of the Risk Committee of Credit Suisse Group
Thomas W. Bechtler Chairman of the Audit Committee	Chairman of the Board of Directors of Zellweger Luwa Group
Thomas D. Bell Member of the Audit Committee	Vice Chairman of the Board, President and Chief Executive Officer of Cousins Properties, Inc.
Robert H. Benmosche	Chairman and Chief Executive Officer of Metropolitan Life Insurance Company
Marc-Henri Chaudet Member of the Audit Committee	Attorney-at-law
Aziz R.D. Syriani Member of the Compensation and Appointments Committee	President of The Olayan Group
Ernst Tanner	Chairman and Chief Executive Officer of Lindt & Sprüngli AG

The members of the Operating Committee and their primary areas of responsibility at CSFB are as follows:

Name	Primary Area of Responsibility
John J. Mack	CEO of CSFB and the Bank, Co-CEO of Credit Suisse Group and Chairman of the CSFB Operating Committee
Paul Calello	Chairman and Chief Executive Officer of the Asia-Pacific Region
Christopher Carter	Chairman of the European Region
Michael W. Clark	Co-Head, Equities Division
Brady W. Dougan	Co-President, Institutional Securities
Brian D. Finn	Co-President, Institutional Securities
Bennett J. Goodman	Chairman, Merchant Banking and Leveraged Finance
James P. Healy	Co-Head, Fixed Income Division
James E. Kreitman	Co-Head, Equities Division
Gary G. Lynch	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments
Eileen K. Murray	Head of Global Technology, Operations and Product Control
Thomas R. Nides	Chief Administrative Officer
Adebayo O. Ogunlesi	Global Head of Investment Banking
Jeffrey M. Peek	Vice Chairman and Head of the Financial Services Division
Hector W. Sants	Vice Chairman and Chief Executive Officer, European, Middle East and Africa Regions
Richard E. Thornburgh(1)	Member of the Executive Board and Chief Risk Officer of Credit Suisse Group
Stephen R. Volk	Chairman
Jerry Wood	Co-Head, Fixed Income Division
Barbara A. Yastine	Chief Financial Officer

(1) Ex-officio member.

REGULATION AND SUPERVISION

Switzerland

Overview of Regulatory Framework

The Bank operates under banking licenses granted by the FBC pursuant to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended, or the Bank Law, and the Implementing Ordinance of May 17, 1972, as amended, or the Implementing Ordinance. In addition, the Bank holds securities dealer licenses granted by the FBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or the Stock Exchange Act. Banks and securities dealers must comply with certain reporting and filing requirements of the Swiss National Bank, or the National Bank, particularly in connection with capital export regulations. In addition, banks and securities dealers must file an annual statement of condition and detailed monthly interim balance sheets with the National Bank and the FBC.

As a member of the Financial Action Task Force on Money Laundering from its inception in August 1990, Switzerland adopted its first legislative measures aimed at the prevention of money laundering. This initiative was followed in 1991 by the issuance of the FBC guidelines for the combat and prevention of money laundering, the adoption in 1992 of the fourth version (the first version was issued in 1977) of the Code of Conduct of the Swiss Bankers' Association, or the SBA, a self-regulatory organization, with regard to the exercise of due diligence on business relationships and the implementation of the Federal Statute concerning the Combat of Money Laundering in the Financial Sector on April 1, 1998. In January 2003, the FBC issued an anti-money laundering ordinance which contains more stringent due diligence requirements for banks and securities dealers with respect to business relationships and transactions that entail higher legal or reputational risks. This ordinance will take effect on July 1, 2003 and replace earlier FBC anti-money laundering guidelines. In addition, the SBA issued a revised Code of Conduct that applies to business relationships in general. In the aggregate, these provisions, which also aim at the prevention of the financing of terrorism, impose on banks, securities dealers and other financial intermediaries strict duties of diligence when entering into business relationships with clients, including the duty to identify the business partner and to establish the beneficial owner of funds, and in transacting business with clients or correspondent banks, such as special duties to monitor and clarify the background of unusual transactions. The provisions also include a duty to freeze assets and to notify Swiss authorities in the case of well-founded suspicions relating to money laundering activities, and a duty of special care in dealing with politically exposed persons.

Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer secrecy laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering or terrorist financing activities or tax fraud. In particular, Swiss customer secrecy laws generally do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

The FBC is the highest bank supervisory authority in Switzerland and is independent from the National Bank. Under the Bank Law, the FBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. Among other things, the FBC has the power to grant and withdraw banking and securities dealer licenses, to enforce the Bank Law and the Stock Exchange Act and to prescribe the content and format of audit reports. The National Bank is a limited liability company whose share capital is held by the Swiss cantons and cantonal banks, private shareholders and public authorities. It is responsible for the implementation of those parts of the government's monetary policy that relate to banks and securities dealers, particularly in the area of foreign exchange. It publishes extensive statistical data on a monthly basis.

In addition, the Swiss regulatory framework relies on self-regulation through the SBA. The SBA issues a variety of guidelines to banks, such as the Risk Management Guidelines for Trading and the Use of Derivatives, which set out standards based on the recommendations of the Group of Thirty, the Basle Committee and the International Organization of Securities Commissions; the Portfolio Management Guidelines, which set standards for banks when managing customers' funds and administering assets on their behalf; and the Code of Conduct for Securities Dealers, which sets standards for professional ethics in the execution of securities transactions for customers. On January 24, 2003, the SBA issued the Directives on the Independence of Financial Research. These Directives, which were previously ratified by the FBC, will become effective on July 1, 2003. The Directives have been issued with a view to ensuring the independence of financial research and cover sell-side and buy-side research of FBC-regulated financial institutions with respect to equity and debt securities.

Under the Bank Law, a bank's business is subject to inspection and supervision by an independent auditing firm that is licensed by the FBC. These Bank Law auditors, which are appointed by the bank's board of directors, are required to perform annually an audit of the bank's financial statements and assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and FBC regulations, as well as guidelines for self-regulation. The audit report is submitted to the bank's board of directors and to the FBC. In the event that the audit reveals violations of the law or other irregularities, the auditors must inform the FBC if the violation or irregularity is not cured within a time limit designated by the auditors, or immediately in the case of serious violations or irregularities that may jeopardize the security of creditors.

In 1999, the FBC established the Large Banking Groups Department, or the FBC Department, which at present is responsible solely for supervising Credit Suisse Group and UBS AG, the other large banking group in Switzerland. The FBC Department, which oversees all of the main businesses in which Credit Suisse Group operates, supervises us directly through regular review of accounting, risk and structural information, regular meetings with management and periodic on-site visits. The FBC Department also coordinates the activities of the FBC with our external auditors and with our principal foreign regulators.

In November 2001, the Swiss Federal Council appointed a group of experts with the task of formulating a concept for the integrated supervision of the financial markets in Switzerland. In February 2003, the group of experts recommended establishing a federal financial market supervisory agency by consolidating the FBC and the Swiss Federal Office of Private Insurance, or FOPI. The group of experts intends to prepare a draft legislative act to be considered by the Swiss Parliament in 2004 at the earliest. The new act, if passed by the Swiss Parliament, would not be expected to enter into force before 2006.

Effective February 1, 1997, the securities dealer activities of the Bank became subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities trading business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk concentration limits for securities dealers are, subject to minor exceptions, the same as for banks. Securities dealers are supervised by the FBC. Recently, the FBC adopted guidelines relating to the independence of research analysts.

Our asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss law on mutual funds, this activity is conducted through Credit Suisse Asset Management Funds, which is under the supervision of the FBC.

Capital Requirements

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets. For purposes of complying with Swiss capital requirements, bank capital is divided into three main categories:

- Tier 1 capital (core capital);
- Tier 2 capital (supplementary capital); and
- Tier 3 capital (additional capital).

Tier 1 capital includes primarily paid-in share capital, reserves (defined to include, among other things, free reserves and the reserve for general banking risks), capital participations of minority shareholders in fully consolidated subsidiaries, retained earnings and audited current-year profits, less anticipated dividends. Among other items, this is reduced by the holding of our own shares outside the trading book and goodwill. Tier 1 capital is supplemented, for capital adequacy purposes, by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with payment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking and finance, equals total bank or regulatory capital.

The Implementing Ordinance was amended in 1995 and 1998 to bring Swiss capital requirements more in line with those imposed elsewhere, to take into consideration the risks attached to off-balance sheet activities and to reflect more fairly the different levels of risk inherent in different levels of activity. The revised regulations include a number of the key elements of the existing Basle Committee international capital adequacy standards, many of which were already, in substance, part of Swiss requirements.

The Bank is required to maintain a minimum capital ratio of 8%, calculated by dividing total eligible capital by aggregate risk-weighted assets, measured on a consolidated basis. Statements of required and existing regulatory capital must be completed semi-annually on a consolidated basis. We are required to submit our annual statement of condition to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to regulatory oversight. For information on the Bank's capital ratios, we refer you to "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

The Basle Committee is currently considering significant changes to existing international capital adequacy standards. Under a timetable announced by the Basle Committee in July 2002, a revised version of these proposals is expected to be released later this year and finalized thereafter. Participating countries would then be expected to modify their bank capital and regulatory standards as necessary to implement the new standards effective at year-end 2006. We cannot predict at this time whether, or in what form, the new standards will be adopted by the Basle Committee, or the effect that they would have on us or on our subsidiaries' capital ratios, financial condition or results of operations.

Liquidity Requirements

The Bank is required to maintain specified measures of primary and secondary liquidity under Swiss law.

Primary liquidity is measured by comparing Swiss franc-denominated liabilities to liquid assets in Swiss francs. For this purpose, liabilities are defined as balances due to banks and due to customers, due on demand or due within three months, and 20% of deposits in savings and similar accounts. Under current law, a bank's liquid assets must be maintained to a level of at least 2.5% of the sum of these kinds of liabilities.

Secondary liquidity is measured by comparing (i) the total of liquid assets and "easily realizable assets" with (ii) the total of "short-term liabilities." The total of the liquid and easily realizable assets of a bank must be equal to at least 33% of the short-term liabilities.

The Bank is required to file with the FBC and the National Bank monthly statements reflecting its primary liquidity position and quarterly statements reflecting its secondary liquidity position.

Risk Concentration

Under Swiss law, banks and securities dealers are required to ensure diversification of risk. Credit granted to any single customer and an investment in any single undertaking must bear an adequate relationship to the bank's equity, taking into account counterparty risks and the nature of collateral held. A bank's overall weighted risk exposure to a single counterparty may not exceed a prudent level; risk exposures exceeding 10% of a bank's capital base, a so-called large exposure, must be reported to the Bank Law auditors. In addition, no single counterparty may account for more than 25% of a bank's capital base, and the aggregate of all large exposure positions may not exceed 800% of the capital base; risk exposures exceeding these thresholds must be reported, subject to certain exceptions, immediately to the Bank Law auditors and to the FBC, which may require corrective action and impose sanctions, if appropriate.

The Bank is exempt from risk consolidation.

Accounts

The Bank is required to submit an annual statement of condition and detailed monthly interim balance sheets to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to the regulatory oversight responsibilities of the National Bank.

Like all Swiss joint stock corporations, the Bank is also required by law to have statutory auditors who are appointed by the shareholders and deliver an auditor's report to the general meeting of shareholders.

The statutory auditors and the auditors licensed by the FBC for the Bank are presently KPMG Klynveld Peat Marwick Goerdeler SA, Badenerstrasse 172, 8004 Zurich, Switzerland , or KPMG. The Bank's accounts as of and for the years ended December 31, 2002, December 31, 2001, and December 31, 2000 were audited by KPMG.

European Union

In 2002, the European Union adopted a number of directives and measures within the scope of a comprehensive Financial Services Action Plan, or FSAP, designed to increase internal market integration and harmonization. As part of the FSAP, the European Union adopted a Market Abuse Directive in 2002. This directive covers both insider trading and market manipulation and applies to transactions, including off-market transactions, in financial instruments that are traded on any EU-regulated market. It emphasizes enforcement through administrative procedures and sanctions. Furthermore, the EU Commission submitted its proposed new Investment Services Directive to the European Parliament and the Council in November 2002. As currently drafted, this directive would impose certain pre-trade transparency requirements on dealers and broker-dealers that engage in in-house matching of orders.

As of January 2003, the Council of the European Union reached an agreement in principle on the taxation of cross-border interest payments to individuals within the European Union. Under the proposal, EU Member States would be required from 2004 to exchange information on fixed income derived from savings by natural persons who are resident in another Member State. Instead of exchanging information, Austria, Belgium and Luxembourg would, at least during a transitional period, apply a withholding tax on fixed income derived from savings held by residents of other Member States. The proposal would further require that sufficient assurances be obtained from certain key financial centers, including Switzerland, on the application of equivalent measures to those provided for in the proposal. The negotiations with Switzerland are ongoing.

United States

The Bank operates a bank branch in New York, or the New York Branch. Because the New York Branch does not engage in retail deposit taking, it is not required to be, and is not, a member of the Federal Deposit Insurance Corporation, or the FDIC. Accordingly, the FDIC does not insure its deposits.

The New York Branch is licensed by the Superintendent of Banks of the State of New York, or the Superintendent, under the New York Banking Law, or the NYBL. The New York Branch is examined by the New York State Banking Department and the Federal Reserve Bank of New York and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch. Under the NYBL and regulations adopted at year-end 2002, the New York Branch must maintain, with banks in the State of New York, eligible assets (including U.S. treasuries, other obligations issued or guaranteed by the U.S. government or agencies or instrumentalities thereof, obligations of the New York State government and local governments within New York State, and numerous other assets meeting the criteria established in the NYBL and applicable regulations) in an amount generally equal, with certain exclusions, to 1% of the liabilities of the New York Branch (up to a maximum of USD 400 million as long as the Credit Suisse First Boston legal entity and the New York Branch meet specified supervisory criteria). The NYBL also empowers the Superintendent to require branches of foreign banks to maintain in New York specified assets equal to such percentage of the liabilities of the branches as the Superintendent may designate. This percentage is currently set at 0%, although the Superintendent may impose specific asset maintenance requirements upon individual branches on a case-by-case basis. The Superintendent has not prescribed such a requirement for the New York Branch.

The NYBL authorizes the Superintendent to take possession of the business and property of a foreign bank's New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York State-chartered bank. These circumstances include the following:

- violation of any law;
- conduct of business in an unauthorized or unsafe manner;

- capital impairments;
- suspension of payment of obligations;
- liquidation of a foreign bank in the jurisdiction of its domicile; or
- existence of reason to doubt a foreign bank's ability to pay in full certain claims of its creditors.

Pursuant to the NYBL, when the Superintendent takes possession of a New York branch, it succeeds to the branch's assets and the assets of the foreign bank and branch located in New York. In liquidating or dealing with a branch's business after taking possession of the branch, the Superintendent shall accept for payment out of these assets only the claims of unaffiliated creditors that arose out of transactions with the New York Branch. After such claims are paid, the Superintendent would turn over the remaining assets, if any, to the foreign bank or to its duly appointed liquidator or receiver.

The New York Branch is generally subject under the NYBL to the same single borrower lending limits applicable to a New York State-chartered bank, except that for the New York Branch such limits, which are expressed as a percentage of capital, are based on the capital of the Bank on a global basis.

In addition to being subject to various state laws and regulations, our operations are also subject to federal regulation, primarily under the International Banking Act of 1978, as amended, or the IBA, and the amendments to the IBA made pursuant to the Foreign Bank Supervision Enhancement Act of 1991, or FBSEA, and to examination by the Board of Governors of the Federal Reserve System, or the Board, in its capacity as our U.S. "umbrella supervisor." Under the IBA, as amended by FBSEA, all branches and agencies of foreign banks in the United States are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by U.S. bank holding companies, and most U.S. branches and agencies of foreign banks, including the New York Branch, are subject to reserve requirements on deposits and to restrictions on the payment of interest on demand deposits pursuant to regulations of the Board.

Among other things, FBSEA provides that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally-licensed branch or agency of a foreign bank unless the Board has determined that such activity is consistent with sound banking practice. FBSEA also subjects a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, FBSEA authorizes the Board to terminate the activities of a U.S. branch or agency of a foreign bank if it finds that:

- the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country; or
- there is reasonable cause to believe that such foreign bank, or an affiliate, has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result, continued operation of the branch or agency would be inconsistent with the public interest and purposes of the banking laws.

If the Board were to use this authority to close the New York Branch, creditors of the New York Branch would have recourse only against the Bank's head office, unless the Superintendent or other regulatory authorities were to make alternative arrangements for the payment of the liabilities of the New York Branch. In 2001, the U.S. Congress enacted the USA Patriot Act, which imposed significant new record keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. The USA Patriot Act also required the U.S. Treasury Secretary to develop and adopt final regulations that impose anti-money laundering compliance obligations on financial institutions. The U.S. Treasury Secretary delegated this authority to a bureau of the U.S. Treasury Department known as the Financial Crimes Enforcement Network, or FinCEN.

Many of the new anti-money laundering compliance requirements of the USA Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to the New York Branch before the USA Patriot Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the USA Patriot Act, such as procedures relating to correspondent accounts for non-U.S. financial institutions and procedures relating to the verification of customer identity, involve new compliance obligations. However, FinCEN has not adopted final regulations in all of these areas, and the impact on our U.S. operations will depend on how FinCEN implements these requirements.

Non-banking activities

Pursuant to the IBA, the Bank Holding Company Act of 1956, as amended, or the BHCA, imposes significant restrictions on the Bank's U.S. non-banking operations and on its worldwide holdings of equity in companies operating in the United States. Historically, the Bank's U.S. non-banking activities were principally limited to activities that the Board found to be a proper incident to banking or managing or controlling banks or activities to which an exemption applied (such as certain "grandfather rights" accorded to certain segments within the Bank pursuant to the IBA). Moreover, prior Board approval was generally required to engage in new activities and to make non-banking acquisitions in the United States.

The Gramm-Leach-Bliley Act, or GLBA, which was signed into law in November 1999 and became effective in most respects in March 2000, significantly modified these restrictions. Once GLBA took effect in March 2000, qualifying bank holding companies and foreign banks qualifying as "financial holding companies" were permitted to engage in a substantially broader range of non-banking activities in the United States, including insurance, securities, merchant banking and other financial activities, in many cases without prior notice to, or approval from, the Board or any other U.S. banking regulator. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain provisions of the BHCA governing the acquisition of U.S. banks were not affected by the GLBA. Accordingly, as was the case prior to enactment of GLBA, we are required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any U.S. bank or bank holding company. Under the BHCA and regulations issued by the Board, the New York Branch is also restricted from engaging in certain "tying" arrangements involving products and services.

Under GLBA and related Board regulations, we became a financial holding company effective March 23, 2000. To qualify as a financial holding company, we were required to certify and demonstrate that the Credit Suisse First Boston legal entity was "well capitalized" and "well managed." These standards, as applied to us, are comparable to the standards U.S. domestic banking organizations must satisfy to qualify as financial holding companies. In particular, the Credit Suisse First Boston legal entity is required to maintain capital equivalent to that of a U.S. bank, including a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. If in the future we cease to be well capitalized or well managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue newly authorized financial activities or terminate our New York Branch. Our ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect our operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called "push-out" provisions of GLBA will narrow the exclusion of banks (including the New York Branch) from the definitions of "broker" and "dealer" under the Exchange Act. The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed "dealer" definition is currently expected to take effect in September 2003, and the narrowed "broker" definition is currently expected to take effect in May 2003. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more U.S. registered broker-dealer affiliates.

In the United States, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies and the Commodity Futures Trading Commission, or the CFTC, is the federal agency primarily responsible for, among other things, the regulation of futures commission merchants and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to U.S. Treasury and government agency securities and the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities. The Board promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and NYSE, and by state authorities. In addition, because they are also engaged in futures activities, the broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association, or the NFA, and by state authorities.

Our investment banking business includes broker-dealers registered with the SEC, a number of states in the United States, the District of Columbia and Puerto Rico, and with the CFTC as futures commission merchants and commodities trading advisers. As a result of these registrations, and memberships in self-regulatory organizations such as the NASD, the NYSE and the NFA, our investment banking business is subject to over-lapping regulation covering all aspects of its securities and futures activities. Such regulations cover matters including:

- capital requirements;
- the use and safekeeping of customer funds and securities;
- recordkeeping and reporting requirements;
- supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;
- supervisory and organizational procedures intended to prevent improper trading on material non-public information;
- employee-related matters;
- limitations on extensions of credit in securities transactions;
- required procedures for trading on securities exchanges and in the OTC market;
- anti-money laundering procedures;
- procedures relating to research analyst independence; and
- procedures for the clearance and settlement of trades.

A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, U.S. broker-dealers may be required in some instances to make "suitability" determinations as to certain customer transactions, are frequently limited in the amounts that they may charge customers, generally cannot trade ahead of their customers and cannot engage in fraudulent trading practices. U.S. broker-dealers must make certain required disclosures to their customers.

The broker-dealers operations are also subject to the SEC's net capital rule, Rule 15c3-1, or the Net Capital Rule, promulgated under the Exchange Act, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. We also have a so-called "broker-dealer lite" entity which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F to Rule 15c3-1. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those of our operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries, which in turn could limit our ability to pay dividends and make payments on our debt.

As registered futures commission merchants, our broker-dealers are subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, generally impose prohibitions against trading ahead of customers and other fraudulent trading practices, and include provisions as to the handling of customer funds and reporting and recordkeeping requirements.

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the U.S. Investment Advisers Act of 1940, as amended, and the SEC's rules and regulations thereunder. Our asset management business provides primarily discretionary asset management services to individuals, corporations, public pension funds and registered and unregistered mutual funds. The U.S.-registered mutual funds that we advise are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC's rules and regulations thereunder. For pension fund clients, we are subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. These regulations provide, among other things, for the way in which client assets should be managed. In addition, these regulations impose limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record keeping and recording requirements, disclosure requirements and limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud prohibitions. Finally, because some of the investment vehicles we advise are commodity pools, we are subject to the Commodity Exchange Act for such clients.

Our investment banking and asset management operations may also be materially affected not only by regulations applicable to them as financial market intermediaries, but also by regulations of general application. For example, the volume of our underwriting, merger and acquisition and merchant banking businesses could be affected by, among other things, existing and proposed tax legislation, anti-trust policy and other governmental regulations and policies (including the interest rate policies of the Board) and changes in interpretation and enforcement of various laws that affect the business and financial communities. From time to time, various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition and merchant banking businesses, which in turn could aversely affect our underwriting, advisory and trading revenues.

Recently, the NASD, the NYSE and the SEC adopted rules or regulations relating to the independence of research and research analysts. CSFB LLC, as a member of the NASD and the NYSE and affiliated with broker-dealers registered with the SEC, is subject to such rules and regulations. The rules adopted by the NASD and NYSE apply to research communications involving equity securities and, among other things, prohibit research analysts from being supervised by investment banking personnel, prohibit tying research analyst compensation to investment banking services, prohibit buying and selling of company securities by research analysts during specified periods, and require certain disclosures in research reports and public appearances. On February 6, 2003, the SEC adopted Regulation Analyst Certification, or Regulation AC, which applies to research reports involving equity or debt securities. Regulation AC requires research analysts to make specific certification in connection with both research report issuances and public appearances. We do not know what effects the changes will have on our businesses.

In 2002, as part of changing practices in the investment banking industry and CSFB's commitment to ensuring the independence of its research, CSFB made a number of changes in its research activities, including realigning its research department, including equity research, to report to the Vice Chairman of CSFB for Research and for Legal and Compliance, adopting new rules on securities ownership by analysts and implementing new procedures for communication between analysts and investment bankers. Further, pursuant to an agreement in principle with various U.S. regulators regarding, among other things, research analyst independence, CSFB agreed to adopt internal structural and operational reforms that will augment the steps it has already taken to ensure research analyst independence. We refer you to "The Bank—Legal Proceedings and Regulatory Examinations."

United Kingdom

The London branch of the Bank, or the London Branch, and its affiliated entities, CSFBi and Credit Suisse (UK) Limited, are authorized under the Financial Services and Markets Act 2000, or FSMA, with respect to their deposit taking banking business and are regulated by the FSA. Certain aspects of our wholesale money markets activities are subject to regulation in the United Kingdom by the FSA. Wholesale money market activities, which fall outside the scope of the FSMA generally fall within the scope of a voluntary code of conduct called the Investment Products Code which is published by the Bank of England. The FSA is an independent quasi-governmental body given statutory regulatory powers by the FSMA to regulate the financial services industry in the United Kingdom. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions in cases of breaches or likely breaches of rules, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on deposit taking business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be a fit and proper person. Guidance on what constitutes a fit and proper person is set out in the FSA Handbook and includes consideration of its connection with any person, the nature of the regulated activity that it carries on or seeks to carry on and the need to ensure that its affairs are conducted soundly and prudently. The FSA may also take into account anything that could influence a firm's continuing ability to satisfy this condition, including the firm's position within a group and information provided by overseas regulators. In connection with its authorization the FSA may impose conditions relating to the operation of the bank and the conduct of banking business. The FSA retains the power to waive or modify the application of or compliance with certain of the rules promulgated by the FSA under FSMA.

The FSA has adopted a risk-based approach to the supervision of banks. Under this approach, the FSA performs a formal risk assessment of every bank or banking group in the United Kingdom during each supervisory period, which varies in length according to the risk profile of the bank. The FSA performs the risk assessment by analyzing information that it receives during the normal course of its supervision, such as regular prudential and statistical returns on the financial position of the bank, or that it acquires through a series of meetings with senior management of the bank. After each assessment, the FSA will inform the bank of its view on the bank's risk profile, including details of any remedial action the FSA requires the bank to take. The FSA can, for example, increase the bank's capital ratios or revoke the bank's authorization, either of which would adversely affect our results of operation and financial condition.

The FSA requires CSFBi and Credit Suisse (UK) Limited to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to report large exposures. The London Branch is also subject to Swiss Bank Law requirements in respect of capital adequacy and large exposures. The FSA generally requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due.

Our investment banking activities, such as acting as an intermediary, adviser, arranger, dealer or underwriter in certain types of investments, are also subject to regulation and supervision by the FSA. This includes compliance with the FSA rules relating to the treatment of client money and customer assets.

The banking businesses that are subject to oversight by the FSA are regulated in accordance with EU directives requiring, among other things, compliance with certain capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the EU countries in which we operate and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable U.S. law.

Our London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA.

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on investment business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be a fit and proper person. In connection with its authorization the FSA may impose conditions relating to the operation of the company and the conduct of investment business. The FSA retains the power to waive compliance with various provisions of the FSMA and underlying rules.

The FSA is responsible for regulating most aspects of an investment firm's business, for example, its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals, anti-money laundering systems and periodic reporting and settlement procedures. The FSA has stated that it intends to develop a risk-based approach to regulation of financial services that will integrate and simplify the approaches taken to different types of financial services business. Accordingly, requirements on capital and related systems and controls are proposed to be set as far as possible by risk factor rather than by the sector from which the firm comes.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN SWISS GAAP AND U.S. GAAP

Accounting principles applicable to Swiss banks are to a large extent shaped by Swiss law as embodied in the Swiss Federal Law on Banks and Savings Banks of 1934 as amended through September 28, 1999, the Implementing Ordinance on Banks and Savings Banks of 1972 as amended through November 30, 1999, and the Guidelines of the Federal Banking Commission concerning the Preparation of Financial Statements as amended through October 28, 1999. The consolidated financial statements are required to provide a true and fair view of the financial position, and of the results of operations and cash flows, of the Bank. Such principles, however, vary from those generally accepted in the United States in the following significant respects.

As previously announced, we expect to convert to U.S. GAAP as the primary basis of accounting with effect from January 1, 2004.

Financial Statement Presentation

In general, in Switzerland the presentation of financial statements for banks is specifically prescribed in the Implementing Ordinance on Banks and Saving Banks and the related guidelines to the accounting rules as promulgated by the FBC. Although the financial disclosure is detailed, it does not necessarily fully conform with U.S. GAAP for banks. In addition, minority interests, including preferred shares of subsidiaries, are included in shareholders' equity under Swiss GAAP, and net profit (loss) includes the minority interest share thereof. Under U.S. GAAP, minority interests comprise a separate category outside of shareholders' equity, and the minority interest in operating results is subtracted in arriving at net profit (loss).

Under U.S. GAAP, certain movements in shareholders' equity are recorded as "other comprehensive income" rather than reported directly through the income statement. Such movements include foreign currency translation adjustments, unrealized gains and losses on available for sale securities, minimum pension liability adjustments and unrealized gains and losses on cash flow hedges. Under U.S. GAAP, the components of comprehensive income are displayed as a primary financial statement.

Under Swiss GAAP, the statement of changes in shareholders' equity is shown as a note to the financial statements, whereas under U.S. GAAP it is a primary financial statement.

Under Swiss GAAP, disclosure of earnings per share, both basic and diluted, is normally provided as part of management commentary in the annual report, whereas under U.S. GAAP earnings per share is part of the financial statements.

Under Swiss GAAP, the parent company's financial statements are generally based on the same accounting and valuation principles used for the consolidated financial statements. However, unlike the consolidated financial statements, which give a "true and fair view" of the financial position and the results of operations, the parent company's financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. In addition, undisclosed reserves arise from recording excessive provisions and loan loss reserves or if provisions and other loan reserves, which are no longer necessary, are not written back to income. Further, the portfolio valuation method is applied to the participation position.

Valuation and Income Recognition Differences Between Swiss GAAP and U.S. GAAP

Debt and Equity Securities

Valuation

Under Swiss GAAP, debt and equity securities for the banking business that are held for sale and which do not constitute trading balances are carried at the lower of cost or market value, or LOCOM. Unrealized losses are recorded through the income statement when market value is lower than cost. When market value increases, unrealized gains are recorded only up to the initial cost value.

Debt securities held until final maturity are valued at amortized cost (accrual method). Premiums and discounts are deferred and accrued over the term of the instrument until final maturity. Realized gains or losses that are interest related and that arise from the early disposal or redemption of the instrument are deferred and accrued over the remaining term of that instrument.

Under U.S. GAAP, debt and equity securities must be classified as either:

- trading, which are valued at fair value with changes in fair value recorded through earnings;
- held-to-maturity (debt securities only), which are carried at amortized cost; or
- available-for-sale, which are carried at fair value, with changes in fair value recorded in other comprehensive income, a separate component of shareholders' equity.

Under U.S. GAAP a decline in the market value of available-for-sale or held-to-maturity securities that is deemed to be other than temporary results in an impairment being charged to the income statement. This also establishes a new cost basis that is not adjusted for subsequent recoveries.

In addition, under U.S. GAAP, premiums and discounts are amortized to interest income using the effective yield method over the contractual life of the securities. Gains or losses on the sale of debt and equity securities are recognized into income at the time of sale on a specific identified cost basis.

Private equity

Under Swiss GAAP, private equity investments are carried at LOCOM.

Under U.S. GAAP, in accordance with specialized industry accounting principles, private equity investments held by subsidiaries that are considered investment companies that engage exclusively in venture capital and other related activities are carried at estimated fair value, with changes in fair value recorded through net profit.

Consolidation

Special purpose entities

Under Swiss GAAP, consolidation of an SPE is required if the Bank holds more than 50% of the voting rights of the entity or if it has the ability to exercise control of the SPE. Consolidation would also be required if the Bank has a legal or de facto obligation to support the entity or the SPE is dependent on the Bank for funding. Consolidation may be required by application of the principle of substance over form.

Under U.S. GAAP, a sponsored SPE must be considered for consolidation unless it meets the criteria of a qualifying SPE as defined in Statement of Financial Accounting Standard, or SFAS, No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. If the SPE is not a qualifying SPE then the following factors must be considered to determine if the SPE has to be consolidated. The three criteria to be considered are whether: (1) independent third parties have made a substantive equity investment; (2) independent third parties control the SPE; and (3) independent third parties have the substantive risks and rewards of the assets of the SPE throughout its term. These criteria are subjective and must be analyzed together with all relevant facts and circumstances to determine whether consolidation is required.

Determination of consolidated subsidiaries and equity method subsidiaries

Under Swiss GAAP, majority owned subsidiaries that are not long-term investments or do not operate in the core business of the Bank may be accounted for as financial investments or using the equity method, respectively. U.S. GAAP has no such exception to consolidating majority owned subsidiaries.

Under Swiss GAAP, the accounting for investments using the equity method is generally the same as under U.S. GAAP; however, U.S. GAAP has stricter guidelines for determining whether an entity has the ability to exercise significant influence over the operating and financial policies of certain investees.

Transfer of Financial Assets

Swiss GAAP requires that, in transferring financial assets, the assets should be removed from the transferor's balance sheet and a gain or loss should be recognized when the following conditions are met:

- the securities are isolated from the transferor;
- the transferee obtains the right to pledge or exchange the transferred securities; and
- the transferor does not maintain effective control.

In addition, under Swiss GAAP, repurchase and reverse repurchase transactions held in the trading book, so-called matched book repo transactions, are recorded at fair value.

Under U.S. GAAP, the accounting for transfers of financial assets that are considered sales generally is based on the same conditions as under Swiss GAAP. However, satisfying the U.S. GAAP criteria is dependent on a "true sale" legal opinion, which is a more stringent threshold than under Swiss GAAP. The resulting adjustment for transfers not deemed as sales is that the transferred assets remain on the balance sheet and the transaction is treated as a secured borrowing.

Under U.S. GAAP, income from matched book repo transactions is recorded on an accrual basis.

Real Estate

Under Swiss GAAP, real estate held for own use, which has been designated as held for disposal, is carried at the lower of cost less accumulated depreciation or market value. Until a contract for sale is executed, depreciation continues on these properties.

Under U.S. GAAP, real estate that is classified as held for disposal and where the sale is probable within one year is carried at the lower of carrying amount or fair value less costs to sell. No depreciation is recorded on real estate held for disposal.

Under U.S. GAAP, real estate investments are impaired when the carrying amount exceeds both the fair value and the sum of undiscounted cash flows. An impairment results in a charge to the income statement and establishes a new cost basis, which is not adjusted for subsequent recoveries.

General Provisions

Under Swiss GAAP, valuation adjustments and reserves are permitted to be recorded when economically necessary or legally required. The criteria for establishing such provisions under U.S. GAAP are more stringent than under Swiss GAAP:

Provision for restructuring

Under Swiss GAAP, restructuring provisions are recognized when a legal obligation exists or it is likely to materialize in connection with a restructuring.

Under U.S. GAAP, provisions are made for those costs which are directly associated with a plan to exit an activity, such as employee termination benefits and other restructuring costs. The costs qualify for restructuring costs if they are not associated with or incurred to generate revenues that benefit future periods. Restructuring provisions are recognized in the period when management approves and commits the entity to a restructuring plan that identifies an expected completion date and all significant actions required to be taken to complete the plan. The plan should commence as soon as possible and the timetable for completion should not accommodate significant plan changes.

Other business risks and other provisions

Valuation adjustments and provisions for other business risks principally include provisions for miscellaneous operating receivables and technology risks and other provisions consist primarily of litigation reserves. Under Swiss GAAP, these reserves are permitted to be recorded when economically necessary or legally required.

Under U.S. GAAP, probable and estimable costs that can be identified with an event or set of events that have occurred prior to the balance sheet date are accrued.

Reserve for general banking risks

In accordance with Swiss banking regulations, reserve for general banking risks is recorded as a separate component of shareholders' equity. Changes in the equity component must be recorded as an extraordinary item in the income statement or result from reclassification from valuation adjustments and provisions no longer required.

U.S. GAAP does not allow general unallocated provisions.

Business Combinations

Under Swiss GAAP, the Bank capitalizes goodwill and intangible assets and amortizes them over their estimated useful lives on a straight-line basis.

Under U.S. GAAP all business combinations effected after June 30, 2001 must be accounted for using the purchase method. The associated goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual impairment test and whenever events and circumstances occur that would more likely than not reduce the fair value below the carrying amount.

Further U.S. GAAP adjustments are the result of: (1) capitalization of goodwill for pre-1997 acquisitions net of accumulated depreciation; (2) differences in the valuation of net assets at the date of acquisition, including certain amounts which are expensed under U.S. GAAP but capitalized under Swiss GAAP and adjustments for items such as retention payments and certain restructuring charges and differences related to share option plans; and (3) differences in the carrying values of assets of discontinued operations and long-lived assets to be disposed of.

Share-based Compensation

Under Swiss GAAP, no expenses are recognized for share options plans upon grant or exercise. For share awards, the intrinsic value of shares granted and for which no future service is required is accrued in the period in which the service is rendered. For shares granted under the requirement to provide future services, the intrinsic is deferred and recognized over the future service period and at each balance sheet date the accrual is adjusted for the changes in the share price over the reporting period. The accrual is reported within liabilities.

U.S. GAAP permits the recognition of compensation expense based on the estimated fair value or intrinsic value of the equity instruments issued. Recognition based on the intrinsic value requires additional disclosure of pro forma effects on net profit and earnings per share, as if the fair value method had been applied. Credit Suisse Group has chosen to apply the intrinsic value method. For share option plans that have no intrinsic value at the date of grant, no cash settlement features and no performance-based vesting requirements, fixed plan accounting is applied and no compensation expense is recognized. Credit Suisse Group has option plans outstanding, primarily related to the years 2000 and before, which have either a cash settlement feature or which are linked to performance based vesting requirements. For those plans, variable plan accounting is applied until settlement. For share awards, the intrinsic value of shares granted and for which no future service is required is accrued in the period in which the service is rendered. For shares granted under the requirement to provide future services, the intrinsic value at the grant date is deferred and recognized over the future service period. For U.S. GAAP purposes, Credit Suisse Group's obligation to deliver shares in the future is reported in additional paid-in capital.

Pension Benefits

Most pension plans of Credit Suisse Group are separate legal entities and employees have to pay contributions to a specific pension plan. Credit Suisse Group also makes contributions to the pension plans. Under Swiss GAAP, pension expense is equal to the amounts to be contributed by the employer based on the plan statutes. However, certain plans record pension expense based on a specific method of actuarial valuation of projected plan liabilities for accrued service.

Under U.S. GAAP, pension expense and liabilities for defined benefit plans are valued based on specific actuarial assumptions such as future salary increases, expected return on plan assets, employee turnover, mortality, retirement age and administrative expenses of the pension plan. In calculating the current pension benefit obligation, estimated future pension benefits are discounted to the current period. The discount rate was established by examining the rates of return of both high-quality, long-term corporate bonds and long-term government bonds. The methodology for determination of appropriate discount rates has been applied consistently groupwide.

Taxation

Under Swiss GAAP for the years prior to 2002, generally no deferred tax asset was recognized for net operating loss carry-forwards. For those periods, deferred tax assets on net operating losses were recorded only in the event management's assessment that their realization in a future period was certain, based on contracts existing at the balance sheet date to sell businesses at a taxable gain.

Pursuant to the change in accounting policy during 2002, our Swiss GAAP accounting for deferred tax assets on net operating losses is the same as under U.S. GAAP, in that all deferred tax assets on net operating loss carryforwards are recognized, net of an allowance for the estimated unrealizable amount.

Loans

Loan fees and costs

Under Swiss GAAP, loan origination fee income is deferred but direct loan origination costs are normally expensed.

Under U.S. GAAP, certain qualifying direct loan origination costs must be deferred and amortized over the life of the loan using the effective interest method.

Loan impairment

Under Swiss GAAP, provisions for impaired loans are recorded based on either the fair value of the underlying collateral or, if the loans are not collateralized, the undiscounted future cash flows.

For certain non-collateral dependent impaired loans, U.S. GAAP requires measurement of impairment using the present value of future cash flows.

The Bank has estimated that the difference to net profit or shareholders' equity between impaired loan valuation recognized for Swiss GAAP and impaired loan valuation that would have been recognized for U.S. GAAP is not material.

Leasing

For Swiss GAAP purposes, the Bank, as lessor, classifies lease contracts as financial leases and records a leasing receivable based on the leased asset's underlying value at lease inception. This balance is amortized over the life of the lease using the interest method.

For U.S. GAAP purposes, certain of these lease contracts are classified as operating leases. The underlying leased asset is recorded as a fixed asset and depreciated on a straight line basis over its useful life. This adjustment relates to the difference between the interest amortization of the lease receivable under Swiss GAAP and the straight-line depreciation of leased assets under U.S. GAAP.

Derivatives

Under Swiss GAAP, trading derivatives are recorded on the balance sheet at fair value as positive and negative replacement values. Changes in fair value are reported in earnings unless the derivative is designated and qualifies as a hedge. Gains and losses on hedging derivative instruments are recognized in income on the same basis as the underlying item being hedged. There is no requirement for an external transaction to lay off all risks associated with intercompany hedges on a one-to-one basis.

Under U.S. GAAP, prior to January 1, 2001, derivatives are reported on the balance sheet at fair value, which is the same as replacement value. Changes in fair value are recorded in income unless specific criteria are met to obtain hedge accounting treatment. The criteria to obtain hedge accounting are different than what is required for Swiss GAAP. If the criteria are met, U.S. GAAP permits off-balance sheet or amortized cost treatment of certain hedging instruments. For intercompany hedging, U.S. GAAP requires there to be a one-to-one link between the internal transaction and a transaction with an external third-party for hedge accounting to take place. If this is not evident, then the internal derivative is eliminated upon consolidation.

Effective January 1, 2001 the Bank adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS No. 133*. Under SFAS No. 133, all derivatives are required to be recognized as assets or liabilities in the consolidated balance sheet at fair value. Under U.S. GAAP the recognition of the changes in the fair value depends upon the intended use and the designation of the derivative. If the derivative instrument is not a hedge, then changes in fair value are recognized in earnings. If a derivative qualifies as a hedge, depending on the nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income.

Own Share and Own Bonds

Own shares

Under Swiss GAAP, own shares classified in the securities trading portfolio or as financial investments are carried at fair value and LOCOM, respectively. Derivatives on own shares are carried at fair value and are reported as positive and negative replacement values in other assets and other liabilities, respectively. Gains and losses on sales and dividends received recorded in net profit. Changes in market value of own shares held in the trading portfolio are recorded in net profit. Changes in market value of own shares held as financial investments, up to cost, are recorded in net profit.

Under U.S. GAAP, own shares are recorded at cost and reported as treasury shares, resulting in a reduction to total shareholders' equity. Derivatives on own shares are classified as assets, liabilities or in shareholders' equity depending on the manner of settlement. Dividends received on own shares and unrealized and realized gains and losses on own shares and derivatives on own shares classified in shareholders' equity are excluded from net profit.

Own bonds

Under Swiss GAAP, the Bank's own bonds classified in the securities trading portfolio are recorded at fair value with changes in fair value recorded in net profit.

Under U.S. GAAP, the purchase of own bonds is treated as a reduction of the debt outstanding. Any difference between the cost of repurchase and the carrying value of the liability is treated as an extraordinary gain or loss during the period. Any gain or loss on resale is treated as a premium or discount and amortized over the remaining term.

The Bank has estimated that the differences between own bond transactions recognized under Swiss GAAP and own bond transactions that would have been recognized under U.S. GAAP are not material to net profit or shareholders' equity.

Foreign Currency

Accounting for foreign currency is similar under Swiss GAAP and U.S. GAAP. Specifically, a bank entity must choose and document a functional currency in which its financial statements will be prepared. Individual transactions denominated in currencies other than the functional currency are considered foreign currency transactions and result in gains and/or losses recognized in earnings. Foreign currency gains and losses related to trading activity are included in trading income. Foreign currency translation adjustments resulting from consolidation of financial statements with functional currencies different than the Bank's reporting currency are recorded in equity.

For Swiss GAAP, the determination of the functional currency is generally the same as under U.S. GAAP. Under Swiss GAAP, the local currency is normally assumed to be the functional currency. U.S. GAAP has stricter guidelines and the determination of the functional currency is based on evaluation of the primary economic environment in which the entity operates using specific salient economic indicators. This difference results in certain Bank affiliates having different functional currencies for U.S. GAAP than for Swiss GAAP and, consequently, different amounts of foreign currency gains and losses reported in the Bank's consolidated net profit.

Capitalization of Software

Under Swiss GAAP, certain costs related to the acquisition and development of internal use computer software have been expensed as incurred. Beginning January 1, 2002 such costs are capitalized and depreciated over the estimated useful life of the software. This treatment is in line with the treatment under U.S. GAAP.

ANNEX I

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2002

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2002

This Annual Report presents information on Credit Suisse First Boston, a wholly owned subsidiary of Credit Suisse Group. For comparisons and commentary on results of business operations, reference should also be made to the Credit Suisse Group Annual Report.

CONTENTS

FINANCIAL HIGHLIGHTS

Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31 **CONSOLIDATED INCOME STATEMENT**	**2002** **CHF m**	2001 CHF m
Net operating income	**16'539**	24'259
Personnel expenses	**-11'471**	-16'806
Other operating expenses	**-3'470**	-5'119
Gross operating profit	**1'598**	2'334
Depreciation and write-downs on non-current assets	**-2'224**	-2'652
Valuation adjustments, provisions and losses	**-3'691**	-2'132
Consolidated loss before extraordinary items and taxes	**-4'317**	-2'450
Net extraordinary items, net of related taxes	**-392**	-10
Cumulative effect of change in accounting principle	**254**	-
Taxes on loss before extraordinary items	**1'023**	599
Consolidated net loss (including minority interests)	**-3'432**	-1'861
of which minority interests	***96***	*331*
Consolidated net loss (excluding minority interests)	**-3'528**	-2'192

As of December 31 **CONSOLIDATED BALANCE SHEET**	**2002** **CHF m**	2001 CHF m
Total assets	**620'595**	687'276
Due from banks[1]	**47'098**	41'614
Due from customers[1]	**64'883**	68'487
Due to banks[2]	**176'978**	210'076
Due to customers[2]	**62'802**	70'351
Shareholder's equity[3,4]	**19'789**	26'965
of which minority interests[3]	***8'887***	*10'592*

KEY RATIOS	**2002** **%**	2001 %
Cost/income[5]	**90.3**	90.4
Tax rate on loss before extraordinary items[7]	**23.7**	24.4
Return on equity[6]	**-13.7**	-6.3
BIS tier 1 ratio[4]	**10.3**	12.9
BIS total capital ratio	**19.3**	22.4
Equity/assets	**3.2**	3.9
Equity/assets net of securities lending and reverse repurchase agreements	**4.9**	5.8

As of December 31 **STAFF NUMBERS**	**2002**	2001
Americas	**12'102**	14'762
Europe	**8'252**	9'466
of which Switzerland	***1'453***	*1'685*
Asia/Pacific	**3'070**	3'319
Total	**23'424**	**27'547**

	Short-term debt	Long-term debt		
As of December 31, 2002 **CREDIT SUISSE FIRST BOSTON RATINGS**		Senior	Senior Subordinated	Junior Subordinated
Moody's, New York	P-1	Aa3	A1	A1
Standard & Poor's, New York	A-1	A+	A	A-
Fitch IBCA Ltd, New York	F-1+	AA-	A+	A

[1] Net of securities lending and reverse repurchase agreements.
[2] Net of securities borrowing and repurchase agreements.
[3] Minority interests include (a) CHF 174 million (2001: CHF 217 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 886 million (2001: CHF 925 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group ('CSG'), (c) CHF 1'425 million (2001: CHF 1'717 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in subsidiaries of Credit Suisse First Boston ('the Bank') and (d) CHF 5'804 million (2001: CHF 6'995 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank.
In total, CSG's holding in the minority interest of the Bank amounted to CHF 8'681 million (2001: CHF 10'303 million).
[4] Core capital includes CHF 849 million (2001: CHF 1'094 million) of innovative Tier 1 instruments.
[5] Operating expenses as a percentage of net operating income.
[6] Consolidated net loss after ordinary taxes, but before extraordinary items compared to quarterly average equity.
[7] Ordinary taxes as a percentage of consolidated net loss before extraordinary items and taxes.

FINANCIAL INFORMATION ON BUSINESS UNIT (BU)

For the year ended December 31, 2002 **CONSOLIDATED INCOME STATEMENT**	BU [1] CSFB CHF m	REAL [1] ESTATE CHF m	Adjustments[1,2] CHF m	**Total LE CSFB[3] CHF m**
Results from interest business				
Interest and discount income	12'562	-	-32	**12'530**
Interest and dividend income from trading portfolio	9'912	-	-	**9'912**
Interest and dividend income from financial investments	241	-	-26	**215**
Interest expense	-17'526	-61	-206	**-17'793**
Net interest income	**5'189**	**-61**	**-264**	**4'864**
Results from commission and service fee activities				
Commission income from lending activities	773	-	-	**773**
Commission from securities and investment transactions	9'646	-	96	**9'742**
Commission from other services	1'079	-	73	**1'152**
Commission expense	-697	-	-41	**-738**
Net commission and service fee income	**10'801**	**-**	**128**	**10'929**
Net trading income	**2'107**	**-**	**-720**	**1'387**
Other ordinary income				
Income from the sale of financial investments	1'249	-	-1'007	**242**
Income from participations	78	-	27	**105**
of which from participations accounted for using the equity method	*65*	-	*19*	***84***
of which from other non-consolidated participations	*13*	-	*8*	***21***
Real estate income/losses	27	16	1	**44**
Sundry ordinary income	378	14	-55	**337**
Sundry ordinary expenses	-1'468	-3	102	**-1'369**
Net other ordinary income	**264**	**27**	**-932**	**-641**
Net operating income	**18'361**	**-34**	**-1'788**	**16'539**
Operating expenses				
Personnel expenses	-9'659	-	-1'812	**-11'471**
Other operating expenses	-4'815	159	1'186	**-3'470**
Total operating expenses	**-14'474**	**159**	**-626**	**-14'941**
Gross operating profit	**3'887**	**125**	**-2'414**	**1'598**
Depreciation and write-downs on non-current assets	-756	-130	-1'338	**-2'224**
Valuation adjustments, provisions and losses	-2'618	-2	-1'071	**-3'691**
Net operating profit/loss before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**513**	**-7**	**-4'823**	**-4'317**
Extraordinary items, net of related taxes	401	-1	-792	**-392**
Cumulative effect of change in accounting principle	-	-	254	**254**
Taxes on profit/loss before extraordinary items	54	1	968	**1'023**
Net operating profit/loss before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	**968**	**-7**	**-4'393**	**-3'432**
Retention amortization	-649	-	649	**-**
Acquisition interest	-504	-	504	**-**
Amortisation of acquired intangible assets and goodwill	-1'303	-	1'303	**-**
Exceptional items	-1'389	-	1'389	**-**
Cumulative effect of change in accounting principle	254	-	-254	**-**
Tax impact	761	-	-761	**-**
Loss including minority interests	**-1'862**	**-7**	**-1'563**	**-3'432**
Minority interests	-	-	*96*	***96***
Loss excluding minority interests	**-1'862**	**-7**	**-1'659**	**-3'528**

[1] The BU information and adjustments presented above are unaudited.

[2] The business unit income statement differs from the presentation of the Bank's consolidated results in that certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, as well as exceptional items are reported separately in the income statement, and certain other items, including brokerage, execution and clearing expenses, contractor costs and expenses related to certain redeemable preferred securities classified as minority interest, have been reclassified.

[3] The total column has been extracted from the attached audited financial statements.

FINANCIAL INFORMATION ON BUSINESS UNIT (BU)

As of December 31, 2002 **ASSETS**	BU [1] CSFB CHF m	REAL ESTATE CHF m	Adjustments[1,2] CHF m	**Total LE CSFB[3] CHF m**
Cash	113	-	391	**504**
Money market papers	18'996	-	-	**18'996**
Due from banks	202'477	6	3'159	**205'642**
of which securities lending and reverse repurchase agreements	*158'544*	-	-	***158'544***
Due from other units within LE CSFB	766	35	-801	-
Due from customers	121'739	10	769	**122'518**
of which securities lending and reverse repurchase agreements	*57'635*	-	-	***57'635***
Mortgages	14'825	-	-	**14'825**
Securities and precious metals trading portfolio	163'772	-	823	**164'595**
Financial investments	8'840	9	-520	**8'329**
Non-consolidated participations	740	-	-44	**696**
Tangible fixed asssets	2'192	2'233	-	**4'425**
Intangible assets	13'826	-	-	**13'826**
Accrued income and prepaid expenses	4'478	4	-27	**4'455**
Other assets	62'871	8	-1'095	**61'784**
of which replacement value of derivatives	*54'244*	-	*61*	***54'305***
TOTAL ASSETS	**615'635**	**2'305**	**2'655**	**620'595**

LIABILITIES AND SHAREHOLDER'S EQUITY				
Liabilities in respect of money market papers	29'501	-	-	**29'501**
Due to banks	294'358	-	5'790	**300'148**
of which securities borrowing and repurchase agreements	*123'170*	-	-	***123'170***
Due to other units within LE CSFB	35	1'344	-1'379	-
Due to customers, savings and investment deposits	1'552	-	-	**1'552**
Due to customers, other deposits	127'969	3	429	**128'401**
of which securities borrowing and repurchase agreements	*67'151*	-	-	***67'151***
Bonds and mortgage-backed bonds	63'970	699	62	**64'731**
Accrued expenses and deferred income	14'903	37	-684	**14'256**
Other liabilities	58'446	-9	-177	**58'260**
of which replacement value of derivatives	*55'333*	-	*79*	***55'412***
Valuation adjustments and provisions	3'862	69	26	**3'957**
Total liabilities	**594'596**	**2'143**	**4'067**	**600'806**
Share capital	4'400	-	-	**4'400**
Capital reserves	13'443	-	-	**13'443**
Retained earnings	-3'732	169	150	**-3'413**
Minority interests in shareholder's equity	8'791	-	-	**8'791**
Consolidated net loss	-1'863	-7	-1'562	**-3'432**
of which minority interests	-	-	*96*	***96***
Total shareholder's equity	**21'039**	**162**	**-1'412**	**19'789**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**615'635**	**2'305**	**2'655**	**620'595**

[1] The BU information and adjustments presented above are unaudited.

[2] Adjustments represent consolidating entries and balances relating to operations which are managed by the CSFB BU but are not legally owned by CSFB legal entity, and vice versa.

[3] The total column has been extracted from the attached audited financial statements.

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CREDIT SUISSE FIRST BOSTON OPERATIONS

Credit Suisse First Boston (the 'Bank') is a Swiss bank and is one of the largest banking institutions in the world, with total consolidated assets of approximately CHF 621 billion and total consolidated shareholder's equity of approximately CHF 20 billion, in each case as at December 31, 2002. As a leading global investment bank, the Bank provides a wide range of financial services from locations around the world to institutional, corporate, government and individual clients worldwide. The Bank was founded in 1856 and has its registered head office in Zurich, with additional executive offices and principal branches located in London, New York, Singapore and Tokyo. The Bank employed approximately 23'400 people at December 31, 2002.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is one of the world's leading global financial services companies, active in all major financial centers and providing a comprehensive range of banking and insurance products. The operations of Credit Suisse Group are structured into two business units, the Credit Suisse Financial Services business unit and the Credit Suisse First Boston business unit. The Bank consists principally of the Credit Suisse First Boston business unit, or CSFB.

CSFB includes the Institutional Securities and CSFB Financial Services businesses. The Institutional Securities business is operated and managed through three principal operating divisions:

- the Equity division, which engages in sales, trading and research in equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and securities lending and borrowing;

- the Fixed Income division, which is active in underwriting, trading and distributing fixed income financial instruments, offers derivatives and risk management products and provides research across its product range; and

- the Investment Banking division, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments.

The CSFB Financial Services business provides international asset management services to institutional, mutual fund and private investors and financial advisory services to high-net-worth individuals and corporate investors. The Financial Services business includes Credit Suisse Asset Management, Private Client Services, a financial advisory business serving high-net-worth individuals and corporate investors, and Pershing, a leading provider of financial services outsourcing solutions for broker-dealers and independent investment managers.

In January 2003, CSFB entered into a definitive agreement to sell Pershing to The Bank of New York Company, Inc. for USD 2 billion in cash, the repayment of a USD 480 million subordinated loan and a contingent payment of up to USD 50 million based on future performance. The transaction is expected to close in the first half of 2003, subject to regulatory approvals and other conditions.

As announced in December 2002, CSFB will be transferring its Zurich based securities and treasury execution platform to Credit Suisse Financial Services. The integration, intended to achieve significant efficiency gains, is expected to be completed by the end of the first half of 2003.

In line with the strategy to divest businesses that do not fit into its core activities, the Bank completed the sale of the CSFB*direct* business and the Autranet brokerage service subsidiary in the first quarter of 2002.

This Annual Report provides only limited commentary relating to the business activities of the Bank. More detailed commentary is provided in the Annual Report of Credit Suisse Group. For analytical convenience, unaudited consolidated schedules are presented on pages 2 and 3 reconciling the 2002 results and financial position of CSFB to those of the Bank.

Businesses of the Bank

Institutional securities operations are conducted through the Bank, its branches and its subsidiaries, including: Credit Suisse First Boston International; Credit Suisse First Boston (USA), Inc.; Credit Suisse First Boston (International) Holding AG and its European and Pacific subsidiaries, including Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Securities (Japan) Limited; Banco de Investimentos Credit Suisse First Boston SA, a leading investment bank in Brazil; Credit Suisse First Boston Australia Equities Limited and other entities around the world, many of which are regulated by local regulatory authorities.

Asset management operations are conducted through the Bank and its dedicated asset management and mutual fund subsidiaries worldwide. Additionally, the Bank owns real estate both directly and indirectly. The Credit Suisse Financial Services business unit and other entities within Credit Suisse Group use the majority of these properties.

Board of Directors

Lukas Mühlemann, Chairman [1]
Walter B Kielholz, Chairman [2]
Peter Brabeck-Letmathe, Vice-Chairman [3]
Thomas W Bechtler [4]
Thomas D Bell [4,6]
Robert H Benmosche [6]
Marc-Henri Chaudet [4]
Gerald Clark [4,5]
Vreni Spoerry [5]
Aziz R D Syriani [3]
Ernst Tanner [6]
Daniel L Vasella [3]

Independent Group and Statutory Auditors

KPMG Klynveld Peat Marwick Goerdeler SA
Zurich

Internal Audit

Urs P Hänni

[1] until December 31, 2002
[2] from January 1, 2003, previously Vice-Chairman, Chairman of the Audit Committee until December 31, 2002
[3] Member of the Compensation and Appointments Committee, chaired by Peter Brabeck-Letmathe
[4] Member of the Audit Committee, chaired by Thomas W Bechtler (from January 1, 2003)
[5] until May 31, 2002
[6] from May 31, 2002

OPERATING COMMITEE as at December 31, 2002

John J Mack	Chairman of the Operating Committee and Chief Executive Officer
Paul Calello [1]	Chairman and Chief Executive Officer Asia Pacific Region
Christopher Carter	Chairman European Region and Chairman of Global Investment Banking
Brady W Dougan	Co-President Institutional Securities
Brian D Finn [1]	Co-President Institutional Securities
Gary G Lynch	Vice Chairman and Global General Counsel
Eileen K Murray [2]	Head of Global Technology, Operations and Product Control
Thomas R Nides	Chief Administrative Officer
Adebayo O Ogunlesi	Global Head of Investment Banking
Jeffrey M Peek [3]	Vice Chairman and Head of the Financial Services Division
Hector W Sants	Vice Chairman and Chief Executive Officer European, Middle East and African Regions
Richard E Thornburgh [4]	Member of the Executive Board and Chief Risk Officer of Credit Suisse Group
Stephen R Volk	Chairman
Barbara A Yastine [5]	Chief Financial Officer

[1] from April 25, 2002
[2] from February 11, 2002
[3] from February 1, 2002
[4] Richard E Thornburgh was the Chief Financial Officer of Credit Suisse First Boston until December 3, 2002, when he was appointed Chief Risk Officer of Credit Suisse Group. He remains an ex-officio member of the Operating Committee of Credit Suisse First Boston
[5] from December 3, 2002

The Bank recorded a net loss including minority interests of CHF 3'432 million for the year ended December 31, 2002, reflecting exceptional charges and reduced revenues as a result of the protracted downturn in the markets. The economic downturn was evidenced in declines in most major equity indices which negatively affected the Bank's Institutional Securities and Financial Services businesses. Further progress was achieved with the cost reduction program commenced in the fourth quarter of 2001, with year on year operating expenses down 32%.

Results for 2002 and 2001 included post-tax exceptional charges of CHF 1'269 million and CHF 1'092 million, respectively. Exceptional charges in 2002 consisted of a pre-tax loss of CHF 134 million related to the sale of Pershing; a CHF 234 million pre-tax charge for the agreement in principle with US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers; a CHF 702 million pre-tax provision for CSFB's private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation; and a CHF 319 million pre-tax charge related to further cost reduction measures launched in the fourth quarter of 2002. These exceptional charges are recorded as personnel expenses of CHF 242 million, valuation adjustments, provisions and losses of CHF 984 million, and extraordinary items of CHF 163 million. The net tax benefit for these items is CHF 120 million, including a tax loss of CHF 256 million recognized in respect of the sale of Pershing. Additionally, a change in accounting principle allowing the recognition of deferred tax assets on net operating losses led to a reduction of taxes recorded in 2002 of CHF 819 million. 2002 results also reflect the positive cumulative effect of the change in accounting principle of CHF 254 million from prior years.

Exceptional charges in 2001 consisted of restructuring charges after tax of CHF 956 million relating to cost reduction initiatives and a provision of CHF 136 million (net of tax) for the settlement reached with the US Securities and Exchange Commission and NASD Regulation, Inc in respect of their investigation into certain IPO allocation practices. The restructuring charges included approximately CHF 985 million relating to personnel costs, approximately CHF 174 million relating to facilities and approximately CHF 100 million relating to exiting non-core businesses. The total tax benefit for these items was CHF 303 million.

Operating income decreased compared to 2001, down CHF 7.7 billion (32%) to CHF 16.5 billion as a consequence of the lower levels of market activity resulting from the protracted global economic downturn as well as from increases in write-downs associated with the legacy asset portfolio.

Net interest income increased CHF 1.3 billion (36%) compared to 2001. This increase was primarily due to a significant rise in the amount of activity in the residential mortgage business; the interest earnings from asset positions from this business are offset by trading losses in the sale of forward contracts which hedge the portfolio. Also contributing to the variance are reduced carry costs of index arbitrage in line with the reduction in volatility and opportunities in that line of business.

Net commission and service fee income decreased CHF 2.4 billion (18%) compared to 2001. Mergers and acquisitions activity and fees earned from capital markets were significantly impacted by the industry wide decline in deal flow. Commission income from the CSFB Financial Services business declined as a result of the sales of CSFB*direct* and Autranet and from the reduction in trade volume experienced by Pershing.

Trading income decreased CHF 6.5 billion (83%) compared to 2001. This is attributable to the challenging market environment in 2002, as evidenced by low market volatility, weakened equity markets, corporate defaults and widened credit spreads. Additionally, income from trading in debt instruments was adversely impacted, in comparison to 2001, by the trading losses in the sale of forward contracts which hedge the mortgage loan portfolio, with offsetting gains in interest income.

Operating expenses decreased CHF 6'984 million (32%) compared to 2001, of which CHF 5'335 million related to personnel expenses and CHF 1'649 million to other operating expenses. These decreases were a result of the cost reduction program commenced in the fourth quarter of 2001. Further cost reduction measures were taken in the fourth quarter of 2002 and resulted in personnel restructuring costs of CHF 242 million.

Depreciation and write-downs on non-current assets decreased by CHF 428 million (16%) compared to 2001, mainly due to the sale of CSFB*direct* and write-downs of Latin American participations in 2001.

Valuation adjustments, provisions and losses increased by CHF 1'559 million (73%) compared to 2001. This adverse variance was primarily due to the two exceptional items noted above - a CHF 234 million charge for the agreement in principle with US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers and a CHF 702 million provision for CSFB's private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. In addition, a credit provision of CHF 546 million related to a change in estimate for the risk of loss inherent in the portfolio of non-impaired loans and commitments was recorded in the fourth quarter of 2002.

The tax credit on loss before extraordinary items increased by CHF 424 million (71%) compared to 2001, in line with the increase in consolidated loss.

The Bank's return on equity, based on consolidated net loss after ordinary taxes but before extraordinary items, compared to average equity, was –13.7% during 2002 compared to -6.3% for 2001. The return on equity before amortization of goodwill and acquired intangible fixed assets was -9.5% during 2002 compared to -2.4% for 2001.

Total assets decreased 10% to CHF 620.6 billion at December 31, 2002 compared to CHF 687.3 billion at December 31, 2001, mainly due to a 17% weakening of the US Dollar against the Swiss Franc between the two dates. Approximately 67% of the Bank's assets are US Dollar denominated. The core capital (BIS Tier 1) ratio declined from 12.9% in 2001 to 10.3% in 2002 and the total capital ratio was down from 22.4% to 19.3%.

CONSOLIDATED INCOME STATEMENT

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	2002 CHF m	2001 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	36	**12'530**	23'569	-11'039	-47
Interest and dividend income from trading portfolio	36	**9'912**	12'999	-3'087	-24
Interest and dividend income from financial investments	36	**215**	326	-111	-34
Interest expense	36	**-17'793**	-33'326	15'533	-47
Net interest income	36, 38	**4'864**	**3'568**	**1'296**	**36**
Results from commission and service fee activities					
Commission income from lending activities	36	**773**	662	111	17
Commissions from securities and investment transactions	36	**9'742**	12'782 [1]	-3'040	-24
Commissions from other services	36	**1'152**	924	228	25
Commission expense	36	**-738**	-990	252	-25
Net commission and service fee income	36, 38	**10'929**	**13'378**	**-2'449**	**-18**
Net trading income	36, 38	**1'387**	**7'936** [1]	**-6'549**	**-83**
Other ordinary income					
Income from the sale of financial investments		**242**	647	-405	-63
Income from participations		**105**	118	-13	-11
of which from participations accounted for using the equity method		***84***	*105*	*-21*	*-20*
of which from other non-consolidated participations		***21***	*13*	*8*	*62*
Real estate income		**44**	25	19	76
Sundry ordinary income		**337**	217	120	55
Sundry ordinary expenses		**-1'369**	-1'630	261	-16
Net other ordinary income	38	**-641**	**-623**	**-18**	**3**
Net operating income		**16'539**	**24'259**	**-7'720**	**-32**
Operating expenses					
Personnel expenses	37, 38	**-11'471**	-16'806	5'335	-32
Other operating expenses	37, 38	**-3'470**	-5'119	1'649	-32
Total operating expenses		**-14'941**	**-21'925**	**6'984**	**-32**
Gross operating profit		**1'598**	**2'334**	**-736**	**-32**
CONSOLIDATED LOSS/PROFIT					
Gross operating profit		**1'598**	2'334	-736	-32
Depreciation and write-downs on non-current assets	37, 43	**-2'224**	-2'652	428	-16
Valuation adjustments, provisions and losses	37, 52	**-3'691**	-2'132	-1'559	73
Consolidated loss before extraordinary items and taxes		**-4'317**	**-2'450**	**-1'867**	**76**
Extraordinary income	38	**26**	4	22	n/a
Extraordinary expenses	38	**-163**	-18	-145	n/a
Cumulative effect of change in accounting principle		**254**	-	254	n/a
Taxes on net extraordinary items	52	**-255**	4	-259	n/a
Taxes on loss before extraordinary items	52	**1'023**	599	424	71
Consolidated net loss (including minority interests)		**-3'432**	**-1'861**	**-1'571**	**84**
of which minority interests		***96***	*331*	*-235*	*-71*
Consolidated net loss (excluding minority interests)		**-3'528**	**-2'192**	**-1'336**	**61**

[1] Commissions from securities and investment transactions and net trading income each reflect reclassifications of CHF 270 million to be consistent with the current year presentation.

CONSOLIDATED BALANCE SHEET

ASSETS	Notes page	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m	Change %
Cash	14, 54	**504**	1'594	-1'090	- 68
Money market papers	39, 54	**18'996**	26'559	-7'563	- 28
Due from banks	39, 54	**205'642**	207'615	-1'973	- 1
of which securities lending and reverse repurchase agreements		***158'544***	*166'001*	*-7'457*	*- 4*
Due from customers	39, 40, 54	**122'518**	128'293	-5'775	- 5
of which securities lending and reverse repurchase agreements		***57'635***	*59'806*	*-2'171*	*- 4*
Mortgages	39, 40, 54	**14'825**	16'348	-1'523	- 9
Securities and precious metals trading portfolio	41, 54	**164'595**	205'059	-40'464	- 20
Financial investments	42, 54	**8'329**	9'568	-1'239	- 13
Non-consolidated participations	34, 42, 43, 54	**696**	883	-187	- 21
Tangible fixed assets	43, 54	**4'425**	5'420	-995	- 18
Intangible assets	43, 54	**13'826**	17'699	-3'873	- 22
Accrued income and prepaid expenses		**4'455**	9'462	-5'007	-53
Other assets	54, 57	**61'784**	58'776	3'008	5
of which replacement value of derivatives	60	***54'305***	*51'160*	*3'145*	*6*
TOTAL ASSETS	54, 55, 56	**620'595**	**687'276**	**-66'681**	**- 10**
Total subordinated claims	58	***2'320***	*1'967*	*353*	*18*
Total due from non-consolidated participations and qualified shareholders		***844***	*2'399*	*-1'555*	*- 65*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers	54	**29'501**	28'215	1'286	5
Due to banks	54	**300'148**	351'034	-50'886	- 14
of which securities borrowing and repurchase agreements		***123'170***	*140'958*	*-17'788*	*- 13*
Due to customers, savings and investment deposits	54	**1'552**	1'960	-408	- 21
Due to customers, other deposits	54	**128'401**	130'527	-2'126	- 2
of which securities borrowing and repurchase agreements		***67'151***	*62'136*	*5'015*	*8*
Bonds and mortgage-backed bonds	44-51, 54	**64'731**	64'129	602	1
Accrued expenses and deferred income	54	**14'256**	21'869	-7'613	- 35
Other liabilities	54, 57	**58'260**	58'350	-90	-
of which replacement value of derivatives	60	***55'412***	*53'477*	*1'935*	*4*
Valuation adjustments and provisions	52, 54	**3'957**	4'227	-270	- 6
Total liabilities		**600'806**	**660'311**	**-59'505**	**- 9**
Share capital		**4'400**	4'400	-	-
Capital reserves		**13'443**	13'443	-	-
Retained earnings		**-3'413**	722	-4'135	n/a
Minority interests in shareholder's equity[1]		**8'791**	10'261	-1'470	-14
Consolidated net loss		**-3'432**	-1'861	-1'571	84
of which minority interests		***96***	*331*	*-235*	*- 71*
Total shareholder's equity[1,2]	53	**19'789**	**26'965**	**-7'176**	**- 27**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	54, 56	**620'595**	**687'276**	**-66'681**	**- 10**
Total subordinated liabilities	58	***13'619***	*15'331*	*-1'712*	*- 11*
Total due to non-consolidated participations and qualified shareholders		***2'614***	*1'797*	*817*	*45*

[1] Minority interests include (a) CHF 174 million (2001: CHF 217 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 886 million (2001: CHF 925 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG, (c) CHF 1'425 million (2001: CHF 1'717 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 5'804 million (2001: CHF 6'995 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 8'681 million (2001: CHF 10'303 million).

[2] Core capital includes CHF 849 million (2001: CHF 1'094 million) of innovative Tier 1 instruments.

CONSOLIDATED OFF BALANCE SHEET BUSINESS

CONSOLIDATED OFF BALANCE SHEET BUSINESS	Notes page	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m	Change %
Contingent liabilities	39, 59	**33'140**	36'865	-3'725	-10
Irrevocable commitments	39, 59	**84'287**	128'918	-44'631	-35
Confirmed credits	39, 59	**32**	75	-43	-57
Derivative financial instruments					
- gross positive replacement value	59, 60	**235'976**	154'525	81'451	53
- gross negative replacement value	60	**237'424**	157'810	79'614	50
- contract volume	60	**12'589'209**	11'612'212	976'997	8
Fiduciary transactions	59	**8'320**	9'376	-1'056	-11

CONSOLIDATED STATEMENT OF CASH FLOWS

	2002			2001		
	Source CHF m	**Use CHF m**	**Net in/outflow CHF m**	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			**-636**			**838**
Consolidated net loss (incl. minority interests)		**3'432**			1'861	
Valuations adjustments, provisions and losses	**3'691**			2'132		
Depreciation and write-downs on non-current assets	**2'224**			2'652		
Extraordinary expenses	**137**			10		
Provisions for taxes [1]		**279**		644		
Accrued income and prepaid expenses	**5'007**			15		
Accrued expenses and deferred income		**7'613**			2'254	
Income from and investments in participations accounted for using the equity method of consolidation		**171**			65	
Dividend payments		**200**			435	
Cash flows from capital transactions			**-3'321**			**-19**
Minority interests	**112**				368	
Foreign currency translation differences		**3'433**		349		
Cash flows from fixed assets transactions			**2'982**			**-657**
Non-consolidated participations	**166**	**12**		317	200	
Intangible assets	**464**	**604**		1'023	907	
Real estate	**113**	**91**		25	165	
Other fixed assets	**228**	**428**		564	760	
Foreign currency translation differences	**3'166**				524	
Mortgages on own real estate		**20**			30	
Total cash flows from operations, capital transactions and fixed assets			**-975**			**162**
Interbank business			**-40'122**			**-9'746**
Due to banks		**50'886**			20'985	
Due from banks	**1'915**			13'772		
Money market papers	**7'563**				194	
Liabilities in respect of money market paper	**1'286**				2'339	
Customer business			**4'747**			**14'806**
Due to customers, savings and investment deposits		**408**		622		
Due to customers, other deposits		**2'106**		21'796		
Mortgages	**1'731**			2'929		
Due from customers	**5'530**				10'541	
Capital market business			**602**			**17'528**
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices	**602**			17'528		
Other balance sheet items			**34'658**			**-22'482**
Financial investments	**1'065**			615		
Other assets		**3'008**			10'236	
Other liabilities		**90**		1'509		
Valuation adjustments and provisions		**3'773**			1'758	
Securities and precious metals trading portfolio	**40'464**				12'612	
Total cash flows from banking business			**-115**			**106**
Liquidity			**-1'090**			**268**
Cash		**1'090**		268		

[1] CHF 489 million (CHF 1'247 million in 2001) deviation from the consolidated income statement due to deferred tax assets that are not included in provisions.

1. GOAL AND DEFINITION OF RISK MANAGEMENT

The market and credit risks of the Bank are more significant in the Institutional Securities business, therefore the discussion of these focuses on the risk management processes within the Institutional Securities business.

At CSFB, risk management is an ongoing process. The cycle starts with the definition of CSFB's business objectives and strategies and proceeds with the identification, assessment, management, reporting and control of all risks associated with its activities and closes with the re-affirmation or validation of objectives and strategies.

Risk Management Organization

The risk management function of CSFB comprises the following groups:

- Strategic Risk Management ('SRM') - responsible for assessing the overall risk profile of CSFB on a global basis and for recommending corrective action where appropriate. SRM acts as the independent 'risk conscience' of CSFB in respect of all risks which could have a material economic impact.

- Credit Risk Management ('CRM') - responsible for the credit analysis of counterparties and issuers, the setting and approval of credit limits, the approval of transactions, the assessment and management of impaired assets and the establishment of CSFB's policies and strategy on counterparty and country credit risk.

- Risk Measurement and Management ('RMM') - responsible for the measurement and reporting of all credit risk and market risk data for CSFB. RMM reports to SRM.

Both CRM and SRM are independent of the Front Office. They report to the Chief Financial Officer of CSFB (prior to December 3, 2002 they reported to the Vice Chairman of the Executive Board of CSFB).

In addition, the Financial Services business has groups devoted to risks inherent in its specific activities including Portfolio Analytics, which assesses portfolio positioning versus client benchmarks and internal strategies, and Operational Risk, which is responsible for various control disciplines including Information Security oversight.

2. MARKET RISK

Market risk can be described as the potential change in the value of a trading portfolio resulting from the movement of market rates, prices and volatilities. A typical transaction or position may be exposed to a number of different market risks. Market risk is focused primarily within the Institutional Securities business.

CSFB devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. The RMM department consolidates exposures arising from all trading portfolios and geographical centers and calculates and reports CSFB's global aggregate risk exposure on a daily basis. To achieve this RMM uses a number of complementary risk measurement techniques, including:

- Value at Risk ('VAR') is a statistical estimate of the potential loss arising from a portfolio to a predetermined level of confidence and holding period, using market movements determined from historical data.

- Scenario analysis estimates the potential immediate loss from significant changes in market parameters. These changes are modeled on past extreme events and hypothetical scenarios.

- In addition, RMM uses an Economic Risk Capital (ERC) model to estimate the impact of severe market movements and to attribute internal capital usage. As markets have grown more complex, sophisticated modeling has become increasingly important for sound risk assessment and risk/return analysis.

Value At Risk Methodology CSFB's VAR is defined as the 99th percentile greatest loss that may be expected on a portfolio over a given trading period. In general, a rolling two year period of historical data is used to derive the market movements used for this calculation. These parameters and procedures currently meet the quantitative and qualitative requirements prescribed by the Basel Committee on Banking Supervision and the Swiss Federal Banking Commission. The methodology is subject to continuous review to ensure that it remains relevant to the business being conducted, captures all significant trading risks, is consistent across risk types and meets or exceeds regulatory and industry standards. For some purposes, such as backtesting and disclosure, scaled down one day holding period VAR figures are used.

Market Risk VAR Limits and Authorities Trading limits are established and reviewed at two primary levels:

- **Board of Directors:** Ultimately responsible for the determination of general risk policy and risk management organization and for approving the overall market risk limit as recommended to them by the Capital Allocation and Risk Management Committee ('CARMC'; see below). The Board of Directors meets at least five times a year.

- **CARMC:** The Board of Directors has delegated certain risk management and control responsibilities to CARMC. CARMC, which is chaired by the Head of SRM (previously chaired by the Vice Chairman of the Executive Board), is responsible for the following: formulating and implementing risk management strategies; allocating risk capital; approving market risk management policies and procedures; establishing, recommending and approving certain market risk limits (depending on level) and approving limit excesses within its own authority; and approving stress tests and scenario analysis definitions. CARMC meets on a monthly basis and as needed on an ad-hoc basis.

Market risk limits are structured at three levels:

- **an overall market risk VAR** limit for CSFB as a whole,

- **market risk limits by product area** (eg Fixed Income, Equities); and

- **market risk limits by risk type** (eg Foreign Exchange risk).

The three-level VAR limit structure described above represents CSFB's official limit framework. Limits at lower levels (eg limits by region, by business line, risk factor limits at the business line level, trading desk, trader, loss flags, risk type limits etc) are imposed by trading management in consultation with RMM. These flags are used to assist trading management to identify potential risk concentrations. RMM monitors and reports compliance with the official limit framework and also provides assistance to ensure compliance with lower level risk flags, as required. CSFB uses various other types of limits to highlight potential risk concentrations. These include, among others, country exposure limits and economic risk capital limits.

Market Risk Exposures – trading portfolios The businesses with trading book activity perform a daily VAR calculation to assess market risk on a ten day basis. The following table summarises the market risk exposures in CSFB's trading portfolios as of December 31, 2002 and December 31, 2001, converted to a one day VAR.

CSFB's MARKET RISK EXPOSURES IN TRADING PORTFOLIOS (unaudited)

99%, one-day VAR	**31.12.02**	31.12.01
Market Risk Exposure Type	**CHFm**	CHFm
Interest rate risk	**67.2**	81.1
Equity risk	**14.0**	31.5
Foreign currency exchange risk	**15.0**	15.5
Commodity risk	**1.4**	4.0
Diversification benefit	**-40.2**	-60.6
Total	**57.4**	71.5

In the table above, the spot exchange rates of December 31, 2002, and December 31, 2001 were applied. The year-end, average, maximum and minimum one-day VAR over the period is also shown below. A portion of the decline in average VAR usage is attributable to methodology changes.

YEARLY ONE-DAY VAR COMPARISON FOR CSFB's TRADING PORTFOLIOS (unaudited)

	2002	2001	**2002**	2001
99%, one-day VAR	**CHFm**	CHFm	**USDm**	USDm
Year End	**57.4**	71.5	**41.3**	42.7
Average	**69.5**	119.2	**44.7**	70.5
Maximum	**95.4**	168.0	**61.2**	99.4
Minimum	**49.8**	71.5	**31.9**	42.7

Relationship between Daily Revenue and VAR Estimate The average daily trading revenue was CHF 40.4 million (CHF 60.1 million in 2001) and the minimum and maximum levels were CHF –36.7 million (CHF –385.8 million in 2001) and CHF 456.7 million (CHF 223.0 million in 2001) respectively. The frequency distribution of trading revenue for 2002 versus 2001 is shown below.

2002 vs 2001 DISTRIBUTION OF CSFB'S DAILY TRADING REVENUE (unaudited)


No. of Days
45
40
35
30
25
20
15
10
5
0
CHFm
Below
-60
-40
-20
0
20
40
60
80
100
120
140
Above
■ Frequency of Trading Revenue 2002 □ Frequency of Trading Revenue 2001

Backtesting The comparison of daily revenue fluctuations with the daily VAR estimate is the primary method used to test the accuracy of a VAR model. Backtesting is performed at various levels, from CSFB overall down to more specific business lines. A backtesting exception occurs when the daily loss exceeds the daily VAR estimate. Results of the process at the aggregate level (see below) demonstrated one exception when comparing the 99% one day VAR with the Backtesting P&L[1] in 2002. This is within the boundaries considered acceptable for an accurate model under the Basel Market Risk Capital framework[2]. The chart below illustrates the relationship between daily Backtesting P&L and daily VAR over the course of 2002. (The daily Backtesting P&L and VAR data was converted to CHF at the 2002 daily average CHF/USD exchange rate.)

RELATIONSHIP BETWEEN BACKTESTING P&L AND VAR ESTIMATE FOR CSFB DURING 2002 (unaudited)


CHF m
100
50
0
-50
-100
-150
1st quarter 2002
2nd quarter 2002
3rd quarter 2002
4th quarter 2002
Backtesting P&L
One-day VAR (99%)

Scenario Analysis VAR is designed to measure market risk in normal market environments. CSFB complements this with a scenario-based risk measure that examines the potential effects of changes in market conditions, corresponding to exceptional but plausible events, on its financial condition. The results of the analysis are used to manage exposures on a CSFB wide basis, as well as at the portfolio level. Scenario analysis involves the revaluation of major portfolios to arrive at a measure of the profit or loss that CSFB may suffer under a particular scenario. Scenario analysis is therefore an essential component of CSFB's market risk measurement framework for both trading and non-trading portfolios.

Global scenarios aim to capture the risk of severe disruption to all major markets. Many scenarios aim to capture the risk of severe disruption to all major markets and are related to historic events such as the 1994 Bond Market Crisis, the 1998 Credit Crisis, the 1987 Equity Market Crash and the 1990 US Real Estate Crash. Business level scenarios aim to capture portfolio specific risks by employing scenarios based on non-parallel yield curve shifts, changes in correlations and other pricing assumptions.

[1] Backtesting P&L is a subset of actual trading revenue and includes only the P&L effects of the previous night's positions. It is appropriate to compare this measure with VAR for backtesting purposes. Actual trading revenue includes other P&L effects (and is used in the previous chart, titled "2002 vs 2001 Distribution of CSFB's Daily Trading Revenue").
[2] Supervisory Framework for the use of 'Backtesting' in conjunction with the Internal Models approach to Market Risk Capital Requirements.

3. COUNTERPARTY AND COUNTRY CREDIT RISK

CRM is responsible for managing CSFB's portfolio of credit risk and establishes broad policies and guidelines governing CSFB's credit risk appetite. CRM is headed by the Chief Credit Officer ('CCO') who reports directly to the Chief Financial Officer of CSFB.

Definition of Counterparty Risk The counterparty risk portion of credit risk is determined by the likelihood of a counterparty not fulfilling its contractual obligations to CSFB and thus creating a partial or total loss. To assess the probability of default, CSFB utilizes a counterparty rating scale which approximates that used by the major public rating agencies (ranging from AAA as the best to D as the worst) and applies this grading measure against all of its counterparties. CSFB takes a proactive approach to rating each of its counterparties and, as a result, internal ratings may deviate from those assigned by public rating agencies.

Credit Authority Credit authority is delegated by the CCO to specific senior CRM personnel based on each person's knowledge, experience and capability. These delegations of credit authority are reviewed periodically. Credit authorization is separated from line functions. CARMC, in addition to its responsibilities for market risk described above, is also responsible for maintaining credit policies and processes, evaluating country, counterparty and transaction risk issues, applying senior level oversight for the credit review process and ensuring global consistency and quality of the credit portfolio. CARMC regularly reviews credit limits measuring country, geographic region and product concentrations, as well as impaired assets and recommended loan loss provisions.

Credit Analysis Methodology All counterparties are assigned a credit rating as noted above. The intensity and depth of analysis is related to the amount, duration and level of risk being proposed together with the perceived credit quality of the counterparty or issuer in question. Analysis consists of a quantitative and qualitative portion and strives to be forward looking, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. Any final rating requires the consideration of qualitative factors relating to the company, its industry and management. The Credit Rating System ('CRS'), an internally developed quantitative model, is an integral component of CSFB's internal rating process. CRS is also a key tool in ensuring the global consistency of ratings, particularly for counterparties that are not rated by external agencies.

In addition to the aforementioned analysis, all counterparty ratings are subject to the rating of the country in which they are domiciled. Analysis of key sovereign and economic issues for all jurisdictions is undertaken and these are considered when assigning the rating and risk appetite for individual counterparties.

Specific Credit Provisioning For financial reporting purposes specific credit loss provisions are established on a case-by-case basis taking into account the respective counterparty and/or transaction risk.

Loan Valuation Allowance for Inherent Credit Losses During the year the Bank adjusted its method of estimating inherent losses related to its lending activities. This change was made to better reflect the Bank's estimate of the probable losses in the portfolio. The inherent loss allowance is for all loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The Bank segregates commercial loans by risk, industry or country rating in order to estimate the inherent loss. On lending related commitments, inherent losses are estimated based on historical loss and recovery experience.

CREDIT RISK FROM LENDING AND CREDIT RELATED TRANSACTIONS

Credit risk associated with CSFB's lending and other credit related activities (letters of credit, guarantees, and unfunded commitments) is measured in terms of the notional amount of the loan and/or commitment. Exposures are reported and analyzed daily. Each facility is approved by senior CRM personnel who are experienced in making lending decisions. Each facility is covered by a legal agreement that is appropriate for the type of transaction.

On a case-by-case basis, CSFB mitigates its credit risk associated with lending and credit related activities. This may be accomplished by taking collateral or a security interest in assets, selling bonds, buying credit derivatives and other means.

CREDIT RISK ARISING FROM TRADING POSITIONS AND DERIVATIVE TRANSACTIONS

Credit risk associated with CSFB's trading and derivatives business is measured against counterparty limits on at least a daily basis. Credit risk is defined in terms of mark-to-market replacement value and potential exposure to maturity. The latter is based on the volatility of the underlying market factors such as interest and foreign exchange rates. VAR analysis is conducted to estimate the potential impact of market volatility on the quality of CSFB's counterparty credit portfolio.

On a case-by-case basis, CSFB mitigates credit risk associated with its trading and derivatives business by taking collateral (normally consisting of cash and/or treasury instruments issued by G7 sovereigns) from counterparties. Typically, counterparties have two days to meet collateral (margin) calls and during this period CSFB has potential credit risk, which would crystallize in the event that collateral is not delivered and mark-to-market exposure remains positive ('call period risk'). In the case of lower rated counterparties, additional collateral may also be taken to cover call period risk.

Collateral is managed and monitored by the Collateral Management Unit, a team of specialists independent from CRM and business line management.

COUNTRY RISK

Country risk is the risk of a substantial, systemic loss of value in the financial assets of a country or group of countries, which may be caused by dislocations in the credit, equity, and/or currency markets. CSFB's major operating divisions all assume country risk in a variety of ways. The setting of limits for this risk is the responsibility of CARMC based on recommendations of CRM, SRM and CSFB's economists.

Country limits for emerging markets are approved by the Chairman's Committee of the Board of Directors of CSG, a portion of which is delegated to CARMC. The measurement of exposures against country limits is undertaken by RMM. For trading positions, country risk is a function of the mark-to-market exposure of the position, while for loans and related facilities country risk is a function of the amount that CSFB has lent or committed to lend. The day-to-day management of country exposure is assigned to each of the core businesses in accordance with its business authorizations and limit allocations. RMM and CRM provide independent oversight to ensure that the core businesses operate within their limits. CRM has the responsibility for periodically adjusting these limits to reflect changing credit fundamentals and business volumes. The designation of countries as 'G-10 and other industrialized countries' and 'emerging market countries' is reviewed on a regular basis by CARMC and is submitted to the Board of Directors of CSG for approval.

Listed below are year-end loans and credit related exposures (letters of credit, guarantees, unfunded commitments and similar instruments) and exposures to trading counterparties (mark-to-market receivables) aggregated by rating of country of risk (country of risk is the domicile of the obligor).

CSFB COUNTRY EXPOSURE BY CSFB RATING (EXCLUSIVE OF PROVISIONS) (unaudited)

Country Rating Class	31.12.02 CHF billion	%	31.12.01 CHF billion	%
AAA	**149.2**	**79.3**	182.9	80.1
AA+ to AA	**22.3**	**11.9**	28.0	12.3
A+ to A-	**6.3**	**3.3**	5.3	2.3
BBB+ to BBB-	**3.9**	**2.1**	2.1	0.9
BB+ to BB-	**1.7**	**0.9**	5.5	2.4
B+ to B-	**2.9**	**1.5**	2.7	1.2
CCC to D	**1.8**	**1.0**	1.9	0.8
Total	**188.1**	**100.0**	228.4	100.0

4. SETTLEMENT RISK

Settlement risk arises whenever the settlement of a transaction results in timing differences between the disbursement of cash or securities and the receipt of countervalue from the counterparty. This risk arises whenever transactions settle on a 'free of payment' basis and is especially relevant when operating across time zones.

CSFB seeks to manage settlement risk through its participation in regulated clearing and depository organizations, which offer immediate finality and DVP (delivery versus payment) services. CSFB is an active participant in CLS (Continuous Linked Settlement) which allows all market participants to eliminate settlement risk in the field of foreign exchange trading. CLS went live in September 2002 and is currently developing its user base. Experience to date shows that CLS can be expected to reduce the overall funding requirement in foreign exchange trading by at least 85%. From a risk perspective, this gives an immediate benefit. During 2003, we expect to monitor results and will, where appropriate, be able to reduce the lines we assign to foreign exchange market counterparts. In those markets where these services do not exist, CSFB utilizes agent banks that are instructed to exchange value for value.

In those instances where market convention and/or products preclude a value-for-value exchange, CSFB manages its risk through confirmation and affirmation of transaction details with counterparties. In addition, it also proactively seeks to manage the timing of settlement instructions to its agents and the reconciliation of incoming payments in order to reduce the window of exposure. CRM considers these factors in deciding counterparty risk limits.

5. LEGAL RISK

CSFB faces significant legal risks in its businesses, and the volume and amount of damages claimed in litigation and other adversarial proceedings against financial services firms is increasing. Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which CSFB acts as principal; potential liability under securities law or other law for materially false or misleading statements made in connection with transactions in which CSFB acts as underwriter, placement agent or financial adviser; potential liability for the "fairness opinions" and other advice CSFB provides to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements and disputes concerning the adequacy or enforceability of documents relating to some of CSFB's transactions. CSFB faces the possibility that counterparties in complex or risky trading transactions will claim that it improperly failed to tell them of the risks or that they were not authorised or permitted to enter into these transactions with CSFB and that their obligations to CSFB are not enforceable. CSFB is also subject to claims arising from disputes with employees for, among other things, discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

As a participant in the financial services industry, CSFB is subject to extensive regulation by governmental and self-regulatory organizations around the world. The requirements imposed by CSFB's regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with CSFB. Consequently, these regulations often serve to limit CSFB's activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which CSFB may operate or invest. Compliance with many of these regulations entails a number of risks, particularly in areas where applicable regulations may be unclear. The authorities have the power to bring administrative or judicial proceedings against CSFB, which could result, among other things, in suspension or revocation of its licenses, restrictions on some of its business activities, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action that could materially harm its results of operations and financial condition. CSFB seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continuing to refine controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation, and the involvement of the Legal and Compliance department and outside legal counsel.

Changes in laws, rules or regulations affecting CSFB's operations, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect its results. CSFB may be materially affected not only by regulations applicable to it as a financial services company, but also by regulations of general application. For example, the volume of CSFB's businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies and other governmental regulations and polices and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities.

For a description of the legal proceedings and regulatory examinations to which CSFB is subject, including the agreement in principle with US regulators to resolve their investigations relating to research analyst independence and the allocation of shares in initial public offerings to corporate executives and directors, please see CSG's Reports on Form 6-K filed with the US Securities and Exchange Commission on December 20, 2002 and January 21, 2003 as well as "Legal Proceedings" in the CSG Annual Report on Form 20-F expected to be filed in March 2003.

6. OPERATIONAL RISK

The definition of operational risk used by CSG is "the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events". Business and strategic risk are specifically excluded from this definition.

Operational risk is inherent in many aspects of CSFB's activities and comprises a large number of disparate risks. While market or credit risk is often chosen for the prospect of gain, operational risk is not normally chosen willingly, but is accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. CSFB therefore manages operational risk differently from market or credit risks. Operational risk is controlled through a network of controls, procedures, reports and responsibilities.

CSG uses a group-wide framework to monitor and control such risks. CSFB operates within this framework. CSFB has longstanding resources in place to deal with the many aspects of operational risk control (eg a substantial Internal Audit function, reporting to CSG, an Operations Risk Management function covering control processing issues and many other functions to address specific operational risks). CSFB's primary aim is the early identification, prevention, and mitigation of operational risks, as well as timely and meaningful management reporting.

During 2002, CSFB has continued to enhance its controls over operational risks. Key initiatives have included an enhanced governance structure for managing operational risk, including the establishment of the Operational Risk Review Committee; further enhancements to Key Risk Indicator reporting; additional improvements to the Control Self-Assessment process to provide a more consistent and standardised approach and the development of a centralised operational risk loss database.

During 2003, CSFB will continue, in conjunction with CSG, to enhance its operational risk control framework. These enhancements will take account of the anticipated requirements on operational risk being developed by the Basel Committee on Banking Supervision.

7. REPUTATIONAL RISK

CSFB's policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk to CSFB's reputation.

If a transaction has any unique characteristics that might impair CSFB's reputation, CSFB's policies require that the transaction be subjected to reputational risk review before CSFB commits from either a legal or relationship standpoint. This policy requires the approval of specific business managers and designated Reputational Risk Approvers.

8. LIQUIDITY AND CORPORATE ASSET AND LIABILITY MANAGEMENT

LIQUIDITY MANAGEMENT

The Corporate Treasury department manages the day-to-day liquidity position of CSFB.

CSFB manages liquidity so as to ensure that sufficient funds are either on-hand or readily available at short notice in the event that it experiences any impairment of its ability to borrow in the unsecured debt markets. This ensures that, even in the event of a liquidity dislocation, CSFB has sufficient funds to repay maturing liabilities without requiring any balance sheet reduction. CSFB's liquidity disciplines are segregated into two main funding franchises:

1 – Those funds raised directly by the Bank, with access to stable deposit-based core funds and the interbank markets.

2 – Those funds raised by subsidiaries, particularly CSFB (USA), Inc., the SEC registered US company.

Secondary sources of liquidity ensure availability of alternative funding to meet business plans and commercial commitments. Both funding franchises have access to different forms of secondary liquidity through their ability to access secured funding via repurchase and other secured financing markets. These markets have proven reliable even in high stress conditions.

Additionally, CSFB (USA), Inc has access to a USD 3.0bn revolving credit facility that is available on an unsecured basis and can be drawn down for up to 364 days. The facility next matures on May 23, 2003. CSFB regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

CORPORATE ASSET AND LIABILITY MANAGEMENT

The Corporate Treasury department at CSFB also oversees corporate policy with respect to interest rate and foreign exchange exposure, as well as a range of other important policy areas including debt maturity profile, internal and external capitalization and intercompany funding. CSFB minimizes interest rate and foreign currency exposures from a corporate perspective. Trading divisions are authorized to take such risks as part of their business strategies, within limits set by CARMC.

9. NOTES ON BUSINESS POLICY WITH REGARD TO THE USE OF DERIVATIVES

The trading and use of derivative products generate various types of risk, notably market and credit risk, but also operational and legal risk.

The standards of disclosure concerning risk management to which this Annual Report conforms are in line with the joint recommendations issued by the International Organization of Securities Commissions ('IOSCO') and the Basel Committee on Banking Supervision. They likewise comply with the Swiss Bankers Association Risk Management Guidelines for Trading and for the use of Derivatives.

Detailed financial information is given for all open derivatives positions held by CSFB as of December 31, 2002, together with information concerning credit risk. These figures, which can be found in the additional information on consolidated off balance sheet business, are in compliance with the classification criteria stipulated by the Institute of International Finance and by Switzerland's accounting rules for financial institutions. The Annual Report shows the positive replacement values, contract volumes and credit equivalents broken down by counterparty credit quality, together with the positive replacement values and credit equivalents classified according to the maturity of the relevant product (see pages 59/60).

For details of CSFB's business policy with regard to the recording, management and limitation of these risks and the manner in which this policy is implemented see the notes in the respective sections.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for accounting

The Bank's consolidated financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Federal Banking Commission guidelines. The consolidation and valuation policies of the Bank are in compliance with the Swiss stock exchange listing regulations. The financial year for the Bank ends on December 31. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

Consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries. The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights of an entity or where it has the ability to exercise control over an entity. The effects of intercompany transactions are eliminated in preparing the consolidated financial statements. Minority interests in shareholder's equity and net loss are disclosed separately.

The Bank accounts for participations in which it holds 20% to 50% of the voting rights and/or has the ability to exercise a significant influence using the equity method of accounting. The Bank's profit or loss share is included in *Other ordinary income*. Certain majority-owned participations, which operate outside of the Bank's core business, are accounted for according to the equity method.

Participations in which the Bank holds less than 20% of the voting rights and/or does not have the ability to exercise significant influence are held at cost, less provisions for other than temporary impairment. These items are included in *Non-consolidated participations*.

Foreign currency translation

For the purpose of consolidation, the assets and liabilities of foreign Group companies are translated into Swiss francs using the year-end exchange rate, and their income statements are translated using the average exchange rate prevailing throughout the year. Translation adjustments arising on consolidation are recorded directly in shareholder's equity.

In the annual accounts of the individual subsidiaries, assets, liabilities and off-balance sheet items denominated in foreign currencies are translated into the relevant reporting currency using the year-end exchange rate. Income and expense items denominated in foreign currencies are translated into the reporting currency using the exchange rate as of the transaction date. Resulting exchange differences are included in the consolidated income statement.

Offsetting

With the following exceptions, assets and liabilities are in principle not offset. Receivables and payables are offset when all of the following conditions are met: receivables and payables arise from transactions of similar nature, with the same counterparty, with the same or earlier maturity of the receivable and in the same currency and which cannot lead to a counterparty risk. Positive and negative replacement values are offset with the same counterparty when bilateral agreements exist that are recognized and legally enforceable.

Trade date/settlement date accounting
Proprietary and customer securities spot transactions are recorded on a trade date basis. Foreign exchange, money market and precious metals transactions are recorded on settlement (value) date. Prior to the settlement (value) date, foreign exchange and precious metals transactions are reported with their replacement values in *Other assets* and *Other liabilities* respectively.

Cash, due from banks and money market papers
Cash and due from banks are accounted for at nominal value. Money market instruments held for trading are carried at fair value. Money market instruments not held for trading or for sale are recorded net of unamortized premiums/discounts. The necessary provisions for recognizable risks and potential losses are normally deducted from the appropriate asset items in the balance sheet.

Loans (due from customers and mortgages)
Loans are initially recorded at cost, which is for originated loans generally equal to the principal amount. Loans held-to-maturity are recorded net of unamortized premiums/discounts. Loans held-for-sale are valued at lower of cost or market value. Interest income is accrued as earned.

Loans are carried net of any provisions for losses. The allowances for loan losses are intended to cover probable credit losses inherent in the portfolio and those losses specifically identified. During the year the Bank adjusted its method of estimating inherent losses related to its lending activities. This change resulted from continued deterioration in the credit markets and was made to better reflect the Bank's estimate of the probable losses in the portfolio. Many factors can affect the Bank's estimates of probable credit losses, including volatility of default probabilities, rating migrations and loss severity. The inherent loss allowance is for all loans not specifically identified as impaired, which on a portfolio basis, are considered to contain probable inherent loss. For commercial loans, the Bank segregates loans by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on lending related commitments are estimated based on historical loss and recovery experience and recorded in *Valuation Allowances and Provisions.*

The Bank continues to provide for specific credit losses on impaired loans based on regular and detailed analysis on each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted accordingly. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. The Bank continues to accrue interest for collection purposes; however, a corresponding provision is set up against interest income. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is recorded against the accrual through the income statement. At that time and on a periodic basis going forward, the remaining principal is evaluated for collectibility and a provision is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed not necessary and is ceased. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. Write-off of a loan occurs when the Bank is certain that there is no possibility to recover the principal.

Interest collected on non-performing loans is accounted for using the cash basis, cost recovery method or a combination of both, as appropriate. Interest collected on non-interest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status when all delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain creditworthiness-performance criteria are met.

Financial Leasing

All leased items (capital goods, real estate and vehicles) are valued using the annuity method and are disclosed under lendings. The portion of the lease payments representing interest is recognized in the income statement as interest. The remaining portion of the payment represents the amortization and reduces the receivable.

Securities and precious metals trading portfolios

Debt and equity securities and precious metals held in the trading portfolio are carried at fair value.

Fair value is determined using quoted market prices, where a price-efficient and liquid market exists. In the absence of such a market, the fair value is established on the basis of a valuation model. Unrealized and realized gains and losses on these positions are recognized in *Net trading income*. Interest and dividend income from the trading portfolio is recorded in *Net interest income.*

Financial investments

This position includes securities, private equity investments, real estate held-for-sale as well as debt securities held-to-maturity. Participations acquired and held for subsequent disposal are also included in *Financial Investments.*

Debt and equity securities and real estate held-for-sale are valued at lower of cost or market. Unrealized losses are recorded in the income statement when the market value is lower than the cost. When the market value increases, unrealized gains are recorded only to the extent losses were previously recognized. Losses on debt securities due to impairment in creditworthiness are recorded in *Valuation adjustments, provisions and losses.*

Debt securities held-to-maturity are carried net of unamortized premiums/discounts. Premiums and discounts are recognized over the term of the instrument until final maturity. Realized profits or losses, which are interest related and which arise from the early disposal or redemption of the instrument are recognized over the remaining term of the instrument sold. Losses due to impairment in creditworthiness are recorded in *Valuation adjustments, provisions and losses.*

Derivative instruments

Positive and negative replacement values of all derivative instruments are reported at fair value within *Other assets* and *Other liabilities,* respectively. The replacement values are presented net by counterparty for transactions in those products where the Bank has a legal right to set off; otherwise the replacement values are presented gross by contract. Realized and unrealized gains and losses from trading are included in *Net trading income.*

The Bank uses derivatives to manage interest rate, foreign currency, equity market, and credit risks. When applying hedge accounting, gains and losses on the derivative instruments are recognized in income on the same basis as the underlying exposure. Derivatives in the banking book not used for hedging purposes are typically valued at lower of cost or market in the income statement, except for certain derivative instruments held-to-maturity, which are valued according to the accrual method. The interest component is accrued or deferred over the term of the instrument.

Gains and losses related to qualifying hedges of firm commitments and probable anticipated transactions are deferred and recognized in income or as adjustments to carrying amounts when the hedged transactions occur.

Own shares and own bonds

The Bank buys and sells shares of Credit Suisse Group ("own shares"), own bonds and derivatives on own shares within its normal trading and market making activities. In addition, the Bank holds own shares to hedge commitments arising from employee compensation schemes. Own shares are included in the trading portfolio and are carried at fair value, or are held in *Financial investments from the banking business* and are carried at lower of cost or market. Own shares repurchased for cancellation are carried at cost. Changes in fair value and realized gains and losses on own shares and own bonds included in the trading portfolio are reported in *Net trading income*. Interest earned and dividends received are reported as *Interest Income*. Derivatives on own shares are carried at fair value and reported as positive and negative replacements values in *Other assets* and *Other liabilities*, respectively. Realized and unrealized gains and losses on derivatives on own shares are recognized in *Net trading income*.

Tangible fixed assets

Real estate held for own use and investment purposes, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some of our operating regions the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment, as well as alterations and improvements to rented premises, are depreciated using the straight-line method over their estimated useful life, generally three to five years.

It is the Bank's policy to evaluate for impairment, whenever events or circumstances indicate, that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of a tangible fixed asset exceeds its recoverable amount. Methods for measuring impairment include market appraisals (net selling price) and cash flow analyses. Recognizing an impairment results in a new cost basis.

Intangible assets

The Bank capitalizes internal and external costs relating to the acquisition, installation and development of software having a measurable economic benefit. In addition, internally developed software is only capitalized if such costs are identifiable and can be reliably measured. The Bank depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, normally not exceeding three years.

Identifiable intangible assets are generally acquired through business combinations and other transfers of assets. Acquired intangible assets are initially recorded at fair value and depreciated over their estimated useful life, not to exceed 20 years. The useful life of intangible assets relating to individuals does not exceed five years.

Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired at the acquisition date. The goodwill included in this balance sheet position arises from acquisitions after January 1, 1997. Prior to January 1, 1997, goodwill was charged to equity. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 20 years.

It is the Bank's policy to evaluate for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of an intangible asset exceeds its recoverable amount. Methods for measuring impairment include where appropriate market appraisals (net selling price) and cash flow analyses for finite intangible assets and fair value calculation on a reporting unit level for goodwill. Recognizing impairment loss results in a new cost basis. If the factors to determine the recoverable amount of finite intangible assets materially improve in subsequent periods a value increase up to the original depreciated cost value would be recorded in the insurance business.

Share-based compensation

The cost associated with share options plans is expensed. For share awards, the market value of shares granted in consideration of services rendered in the reporting period is accrued in that period. For shares granted in respect of future service the market value granted is deferred and expensed over the required future service period. At each balance sheet date the accrued cost is adjusted for the fair value change in the share price and for associated hedges during the reporting period. The accrual is recognized as a liability.

Taxes

Income tax expense is calculated on the basis of the annual results of the individual financial statements of the Bank companies. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are calculated based on expected tax rates and are recorded in *Other Assets* and *Valuation adjustments and provisions,* respectively. Deferred income tax expense represents the net change in the deferred tax asset or liability balance during the year and is charged to tax expense, except to the extent the change relates to transactions recognized directly in shareholder's equity. This amount together with income taxes payable or receivable in the current year represents the total income tax expense for the year. Deferred tax assets for net operating loss carry forwards are recognized when it is more likely than not that future taxable profit will be available against which those losses can be utilized. Other deferred tax assets are recognized subject to management's judgment that realization is more likely than not. No provision is made for non-recoverable withholding taxes on undistributed profits of Bank companies.

Reserve for general banking risks

In accordance with Swiss banking regulations, the reserve for general banking risks is recorded as a separate component of shareholder's equity. Changes to this equity component are disclosed as an extraordinary item in the income statement.

Repurchase and reverse repurchase agreements (Repos)

The Bank enters into purchases of securities under agreements to resell as well as sales of securities under agreements to repurchase substantially identical securities. Such agreements normally do not constitute economic sales and are therefore treated as financing transactions. Securities sold subject to such agreements continue to be recognized in the balance sheet. The proceeds from the sale of these securities are treated as liabilities. Securities purchased under agreements to resell are recognized as loans collateralized by securities. Receivables and liabilities are valued using the accrual method. Those held in the trading book (matched book repo trading) are carried at fair value. Transactions in which economic control over the securities transferred has been relinquished are reported as either purchases or sales together with a related forward commitment to resell or repurchase.

Securities lending and borrowing (SLB)

SLB transactions with cash collateral and daily margining are reported as repurchase and reverse repurchase transactions. All other SLB transactions that are collateralized by cash are included in the balance sheet at amounts equal to the cash advanced or received. Securities lent or securities provided as collateral for securities borrowed continue to be recognized in the balance sheet at their carrying value if control over the securities transferred is not relinquished. Securities borrowed and securities received as collateral for securities lent are only recognized in the balance sheet if control over the securities transferred is relinquished. Lending fees earned or incurred are recognized as interest income and interest expense.

Pension plans

The Bank sponsors various retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans, as well as other retirement benefits such as post-retirement life insurance and post-employment medical benefits. Pension expense is recorded in *Personnel expenses* and is based on either actual contributions or actuarial valuation methods and projected plan liabilities for accrued service.

Insurance assets

The Bank reports assets in subsidiaries that are regulated as insurance business in other assets with corresponding liability in other liabilities according to accounting principles applied in CSG's insurance business.

CHANGES TO ACCOUNTING POLICIES

Beginning January 1, 2002, certain internal costs related to the acquisition and development of internal use computer software are capitalized and depreciated over the estimated useful life of the software. Before such costs were expensed as incurred. The impact on the 2002 financial statements was a capitalization of CHF 186 million.

In 2002, the accounting policy was changed to recognize deferred tax assets related to net operating loss carry forwards when it is considered more likely than not that future taxable profit will be available against which such losses can be utilized. Prior to 2002, deferred tax assets on net operating losses were only recorded in the event of a sale of a business at a taxable gain where the realization of the deferred tax asset was certain. The impact on the 2002 financial statements was the recording of a deferred tax asset of net operating losses in the amount of CHF 1'121 million, of which CHF 254 million relates to net operating losses incurred prior to 2002. The following table sets forth the pro forma information for 2001 and assumes that the adoption of this change occurred retroactively:

	Pro Forma 31.12.01 CHF m	Disclosed 31.12.01 CHF m
Consolidated balance sheet		
Other assets	59'030	58'776
Total shareholder's equity	27'219	26'965
Consolidated income statement		
Taxes on loss before extraordinary items	853	599
Consolidated net loss (including minority interest)	-1'607	-1'861

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FOREIGN CURRENCY TRANSLATION RATES

Applied to the consolidation of the subsidiaries and branches of the Bank

		Year end rates for balance sheet and off balance sheet positions		Yearly average rates for income statement	
		31.12.02	31.12.01	**2002**	2001
MAIN CURRENCIES		**CHF**	CHF	**CHF**	CHF
1	US dollar	**1.39**	1.68	**1.56**	1.69
1	British pound	**2.24**	2.43	**2.33**	2.43
1	Euro	**1.46**	1.48	**1.47**	1.51
1	Canadian dollar	**0.88**	1.05	**1.00**	1.09
1	Australian dollar	**0.79**	0.86	**0.85**	0.87
1	Singapore dollar	**0.80**	0.91	**0.87**	0.94
1	Hong Kong dollar	**0.18**	0.21	**0.20**	0.22
100	Japanese yen	**1.17**	1.28	**1.24**	1.39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Major subsidiaries and associated companies

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CONSOLIDATED SUBSIDIARIES				
Primarily engaged in investment and commercial banking				
AJP Cayman Ltd	George Town, Cayman Islands	USD	101'227	100.00%
Banco de Investimentos Credit Suisse First Boston SA	Sao Paulo, Brazil	BRL	164'834	100.00%
Bank Credit Suisse First Boston AO	Moscow, Russia	USD	37'831	99.99%
Credit Suisse First Boston Australia Equities Ltd	Melbourne, Australia	AUD	13'000	100.00%
Credit Suisse First Boston (Bahamas) Ltd	Nassau, Bahamas	USD	16'917	100.00%
Credit Suisse First Boston (Cayman) Ltd	George Town, Cayman Islands	USD	0.001	100.00%
Credit Suisse First Boston (Cyprus) Ltd	Limassol, Cyprus	USD	725'000	100.00%
Credit Suisse First Boston (Europe) Ltd	London, United Kingdom	USD	27'300	100.00%
Credit Suisse First Boston (Hong Kong) Ltd	Hong Kong, China	HKD	381'142	100.00%
Credit Suisse First Boston (India) Securities Private Ltd	Mumbai, India	INR	979'820	75.00%
Credit Suisse First Boston (Singapore) Ltd	Singapore, Singapore	SGD	163'740	100.00%
Credit Suisse First Boston (USA), Inc	New York, USA	USD	19'613	100.00%
Credit Suisse First Boston Aktiengesellschaft	Frankfurt, Germany	EUR	109'927	100.00%
Credit Suisse First Boston Australia Ltd	Sydney, Australia	AUD	34'050	100.00%
Credit Suisse First Boston Australia Securities Ltd	Sydney, Australia	AUD	38'400	100.00%
Credit Suisse First Boston Canada Inc	Toronto, Canada	CAD	157'312	100.00%
Credit Suisse First Boston Capital LLC	New York, USA	USD	42'886	100.00%
Credit Suisse First Boston Capital (Guernsey) I Ltd	St. Peter Port, Guernsey	USD	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) II Ltd	St. Peter Port, Guernsey	EUR	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) III Ltd	St. Peter Port, Guernsey	GBP	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) IV Ltd	St. Peter Port, Guernsey	CHF	0.1	100.00%
Credit Suisse First Boston Corporation	New York, USA	USD	1	100.00% [1]
Credit Suisse First Boston Equities Ltd	London, United Kingdom	GBP	15'000	100.00%
Credit Suisse First Boston International	London, United Kingdom	USD	682'325	80.00% [2]
Credit Suisse First Boston Investments (Guernsey) Ltd	St. Peter Port, Guernsey	USD	300'001	100.00%
Credit Suisse First Boston Management Corporation	New York, USA	USD	34'624	100.00%
Credit Suisse First Boston NZ Restructuring No. 1 Ltd	Wellington, New Zealand	NZD	16'000	100.00%
Credit Suisse First Boston Pacific Capital Markets Ltd	Sydney, Australia	AUD	130'000	100.00%
Credit Suisse First Boston Securities (Japan) Ltd	Tokyo, Japan	USD	675'002	100.00%
Credit Suisse First Boston Singapore Futures Pte Ltd	Singapore, Singapore	USD	11'083	100.00%
Donaldson, Lufkin & Jenrette Securities Corporation	New York, USA	USD	0.3	100.00% [3]
Primarily engaged in asset management				
Credit Suisse Asset Management (Australia) Limited.	Sydney, Australia	AUD	270	100.00%
Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2'556	100.00%
Credit Suisse Asset Management (France) SA	Paris, France	EUR	28'605	100.00%
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	16'005	100.00%
Credit Suisse Asset Management Holding, Corp	New York, USA	USD	0.001	100.00%
Credit Suisse Asset Management LLC	New York, USA	USD	0.01	100.00%
Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	19	100.00%
Credit Suisse Asset Management SIM SpA	Milan, Italy	EUR	7'000	100.00%
Credit Suisse Trust and Banking Co Ltd	Tokyo, Japan	JPY	9'000'000	100.00%

[1] January 2003, name changed to Credit Suisse First Boston LLC

[2] remaining 20% directly held by CSG.

[3] January 2003, name changed to Pershing LLC. Sold subsequent to the year end.

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CONSOLIDATED SUBSIDIARIES Continued				
Finance and financial holding companies				
Credit Suisse Asset Managment International Holding	Zurich, Switzerland	CHF	20'000	100.00%
Credit Suisse First Boston (International) Holding AG	Zug, Switzerland	CHF	37'500	100.00%
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	29'550	100.00%
Credit Suisse First Boston Australia (Finance) Ltd	Melbourne, Australia	AUD	10'000	100.00%
Credit Suisse First Boston Australia (Holdings) Ltd	Sydney, Australia	AUD	42'000	100.00%
Credit Suisse First Boston Finance (Guernsey) Ltd	St Peter Port, Guernsey	USD	160	100.00%
Credit Suisse First Boston Finance (US) LLC	Wilmington, USA	USD	0.1	100.00%
Credit Suisse First Boston Finance BV	Amsterdam, The Netherlands	EUR	18	100.00%
Credit Suisse First Boston International (Guernsey) Ltd	St Peter Port, Guernsey	USD	200	100.00%
Credit Suisse First Boston, Inc	New York, USA	USD	187'127	100.00% [1]
Fund management companies				
Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7'000	100.00%
Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	300	100.00%
Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	300	100.00%
Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	300	100.00%
Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	300	100.00%
Real estate companies				
Column Financial Inc	Atlanta, USA	USD	1	100.00%
Credit Suisse First Boston Mortgage Capital LLC	New York, USA	USD	1	100.00%
DLJ Mortgage Capital, Inc	New York, USA	USD	0.1	100.00%
GTN Global Properties Holding Ltd	Limassol, Cyprus	USD	2	100.00%
NON-CONSOLIDATED PARTICIPATIONS				
Associated companies (accounted for by the equity method)				
Banco Comercial SA	Montevideo, Uruguay	UYP	97'593	33.33%
Innovent Capital Ltd	George Town, Cayman Islands	CHF	87.5	37.87% [2]
Valcambi SA	Balerna, Switzerland	CHF	12'000	100.00%
Participations - main companies				
Banco General de Negocios	Buenos Aires, Argentina	ARS	163'000	26.37% [3]
Central Banco Investimento SA	Lisbon, Portugal	PTE	2'500'000	5.04%
Euro-Clear Clearance System Ltd	London, United Kingdom	EUR	3'000	4.02%
SWIFT	La Hulpe, Belgium	EUR	10'843	1.45%
Swiss Financial Service Group AG	Zurich, Switzerland	CHF	26'000	19.98%
Telekurs Holding AG	Zurich, Switzerland	CHF	45'000	17.41%
Madison Square Equity Inc	Wilmington, USA	USD	68'200	39.01%
Praedium Performance Fund IV LP	Wilmington, USA	USD	55'900	28.74%

[1] 43% of voting rights held by CSG
[2] voting rights 38.57%
[3] voting rights 12.14%

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CHANGES TO THE SCOPE OF CONSOLIDATION				
Purchases				
none				
Sales				
Credit Suisse First Boston New Zealand Holdings Ltd	Wellington, New Zealand	NZD		100.00%

ANALYSIS OF INCOME	2002 CHF m	2001 CHF m	Change CHF m
NET INTEREST INCOME			
Interest and discount income	**12'530**	23'569	**-11'039**
Interest income from claims on customers	**4'775**	7'771	-2'996
Interest income from claims on banks	**7'123**	14'591	-7'468
Interest/discount income from bills of exchange and money market paper	**450**	978	-528
Credit commissions treated as interest income	**182**	229	-47
Interest and dividend income from trading portfolio	**9'912**	**12'999**	**-3'087**
Interest income	**8'915**	11'309	-2'394
Dividend income	**997**	1'690	-693
Interest and dividend income from financial investments	**215**	**326**	**-111**
Interest income	**167**	236	-69
Dividend income	**48**	90	-42
Interest expense	**-17'793**	**-33'326**	**15'533**
Interest expense on liabilities to customers	**-6'928**	-11'161	4'233
Interest expense on liabilities to banks	**-10'865**	-22'165	11'300
of which interest expense on subordinated liabilities	***-767***	*-787*	*20*
Total net interest income	**4'864**	**3'568**	**1'296**
NET COMMISSION AND SERVICE FEE INCOME			
Income from credit business	**705**	**531**	**174**
Credit commissions	**773**	662	111
less commission expense	**-68**	-131	63
Income from securities business	**5'726**	**6'776**	**-1'050**
Commission income from stock exchange business and securities underwriting	**5'853**	6'983 [1]	-1'130
less commission expense	**-127**	-207	80
Income from investment business	**3'368**	**5'169**	**-1'801**
Commission income from investment business and asset management	**3'889**	5'799	-1'910
less commission expense	**-521**	-630	109
Other commission and fee income	**1'130**	**902**	**228**
Other commission and fee income	**1'152**	924	228
less commission expense	**-22**	-22	-
Total net commission and service fee income	**10'929**	**13'378**	**-2'449**
NET TRADING INCOME (including derivatives and expenditure on brokerage/commissions)			
Income from trading in interest related instruments	**339**	1'635 [1,2]	-1'296
Income from trading in equity related instruments	**513**	4'697 [2]	-4'184
Income from foreign exchange and banknote trading	**572**	905	-333
Income from precious metals trading	**18**	-3	21
Other income from trading	**-55**	702	-757
Total net trading income	**1'387**	**7'936**	**-6'549**

[1] Commission income from stock exchange business and securities underwriting and income from trading interest related instruments each reflect reclassifications of CHF 270 million to be consistent with current year presentation.

[2] Income from trading in interest related instruments and income form trading in equity related instruments each reflect reclassifications of CHF 46 million to be consistent with current year presentation.

ANALYSIS OF EXPENSES	2002 CHF m	2001 CHF m	Change CHF m
PERSONNEL EXPENSES			
Personnel compensation	**10'127**	15'152	-5'025
Staff benefits	**808**	945	-137
Other staff costs	**536**	709	-173
Total personnel expenses	**11'471**	**16'806**	**-5'335**
OTHER OPERATING EXPENSES			
Bank premises and real estate	**730**	844	-114
Expenditures on IT, machinery, furnishings, vehicles and other equipment	**439**	494	-55
Expense allocations from other CSG entities	**482**	620	-138
Expense allocations to other CSG entities	**-347**	-335	-12
Other operating expenses	**2'166**	3'496	-1'330
of which communications and advertising costs	***690***	*1'005*	*-315*
of which legal, consultancy and audit fees	***685***	*1'093*	*-408*
of which fees and commissions	***124***	*152*	*-28*
of which other costs	***667***	*1'246*	*-579*
Total other operating expenses	**3'470**	**5'119**	**-1'649**
DEPRECIATION AND WRITE-DOWNS ON NON-CURRENT ASSETS			
Depreciation on tangible fixed assets	**751**	939	-188
Depreciation on intangible assets	**1'473**	1'713	-240
Total depreciation and write-downs on non-current assets	**2'224**	**2'652**	**-428**
VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES			
Provisions and valuation adjustments for default risks	**2'412**	1'423	989
Provisions and valuation adjustments for other business risks	**1'271**	703	568
Other losses	**8**	6	2
Total valuation adjustments, provisions and losses	**3'691**	**2'132**	**1'559**

ANALYSIS OF EXTRAORDINARY INCOME AND EXPENSES	2002 CHF m	2001 CHF m	Change CHF m
EXTRAORDINARY INCOME			
Gains from the disposal of participations	26	-	26
Gains from the sale of fixed assets	-	3	-3
Other extraordinary income	-	1	-1
Total extraordinary income	26	4	22
EXTRAORDINARY EXPENSES			
Losses from the disposal of participations	162	-	162
Loss on sale of fixed assets	1	8	-7
Other extraordinary expenses	-	10	-10
Total extraordinary expenses	163	18	145

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS: SWITZERLAND AND ABROAD[1]	2002		2001	
	Switzerland CHF m	Abroad CHF m	Switzerland CHF m	Abroad CHF m
Net interest income	299	4'565	287	3'281
Net commissions and service fee income	555	10'374	468	12'640
Net trading income	486	901	485	7'721
Net other ordinary income	425	-1'066	-34	-589
NET OPERATING INCOME	1'765	14'774	1'206	23'053
Operating expenses				
Personnel expenses	418	11'053	564	16'242
of which personnel compensation	*340*	*9'787*	*462*	*14'690*
of which staff benefits	*30*	*778*	*76*	*869*
of which other staff costs	*48*	*488*	*26*	*683*
Other operating expenses	233	3'237	377	4'742
of which bank premises	*66*	*664*	*60*	*784*
of which expenditure on IT, machinery, furnishings, vehicles, etc.	*12*	*427*	*11*	*483*
of which other property, equipment and administrative costs	*155*	*2'146*	*306*	*3'475*
Total operating expenses	651	14'290	941	20'984
GROSS OPERATING PROFIT	1'114	484	265	2'069
% of total	*70%*	*30%*	*11%*	*89%*
Taxes	87	-855	-26	-577
% of total	*-11%*	*111%*	*4%*	*96%*
GROSS OPERATING PROFIT AFTER TAXES	1'027	1'339	291	2'646
% of total	*43%*	*57%*	*10%*	*90%*

[1] Intercompany eliminations distort the actual operating results shown in this table.

MONEY MARKET PAPERS	31.12.02 CHF m	31.12.01 CHF m	Change CHF m
Bills of exchange and money market papers discountable or pledgable with central banks	**3'089**	2'293 [1]	796
of which short and medium-term federal securities	***2'497***	*1'251*	*1'246*
Other bills of exchange and money market papers	**15'907**	24'266 [1]	-8'359
TOTAL MONEY MARKET PAPERS	**18'996**	**26'559**	**-7'563**

CLAIMS BALANCE SHEET		Form of security: Secured by mortgage CHF m	Form of security: Other security CHF m	Unsecured CHF m	Total CHF m
Claims on banks	**December 31, 2002**	**-**	**163'151**	**42'491**	**205'642**
of which securities lending and reverse repurchase agreements		-	*155'813*	*2'731*	*158'544*
	December 31, 2001	-	165'640	41'975	207'615
Lendings					
Claims on customers (including finance leases)		139	88'618	33'761	122'518
of which securities lending and reverse repurchase agreements		-	*56'683*	*952*	*57'635*
Mortgages		14'825	-	-	14'825
of which residential		*699*	-	-	*699*
houses and owner-occupied flats		*9'090*	-	-	*9'090*
offices and business property		*1'966*	-	-	*1'966*
commercial and industrial property		*1'965*	-	-	*1'965*
Total lendings	**December 31, 2002**	**14'964**	**88'618**	**33'761**	**137'343**
	December 31, 2001	16'785	84'058	43'798	144'641

CLAIMS OFF BALANCE SHEET BUSINESS		Form of security: Secured by mortgage CHF m	Form of security: Other security CHF m	Unsecured CHF m	Total CHF m
Contingent liabilities					
Credit guarantees in form of bills of exchange and other guarantees [2]		186	23'181	3'125	26'492
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees		6	987	1'387	2'380
Irrevocable commitments in respect of documentary credits		5	604	2'233	2'842
Other contingent liabilities		1	226	1'199	1'426
Total contingent liabilities	**December 31, 2002**	**198**	**24'998**	**7'944**	**33'140**
	December 31, 2001	-	27'139	9'726	36'865
Irrevocable commitments	**December 31, 2002**	**5**	**35'022**	**49'260**	**84'287**
	December 31, 2001	791	68'369	59'758	128'918
Confirmed credits	**December 31, 2002**	**-**	**1**	**31**	**32**
	December 31, 2001	-	1	74	75
Total secured and unsecured claims off-balance sheet business	**December 31, 2002**	**203**	**60'021**	**57'235**	**117'459**
	December 31, 2001	791	95'509	69'558	165'858

[1] Bills of exchange and money market papers discountable or pledgeable with central banks and other bills of exchange and money market papers each reflect reclassifications of CHF 5'393 million to be consistent with current year presentation.

[2] Includes contingent liabilities for any losses incurred as a result of counterparty risk where the bank has arranged for client assets to be lent to financial sector borrowers. In these instances the Bank is obligated to compensate the lender for any losses incurred as a result of counterparty risk, however the exposure of the Bank is fully covered by collateral paid by the borrower of the assets.

LENDINGS (CLAIMS ON CUSTOMERS, MORTGAGES) BY ECONOMIC SECTOR

	Swiss borrowers[1]		Foreign borrowers[1]		Total lendings				
	31.12.02 CHF m	31.12.01 CHF m	**31.12.02 CHF m**	31.12.01 CHF m	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m	% of total 31.12.02	% of total 31.12.01
Private households	**10**	-	**18'507**	20'765	**18'517**	20'765	**-2'248**	**14**	14
Non-profit institutions	-	-	-	-	-	-	-	-	-
Private sector enterprises (non-financial)	**941**	1'984	**28'836**	36'285	**29'777**	38'269	**-8'492**	**22**	26
Agriculture and mining	-	-	**738**	803	**738**	803	-65	1	1
Manufacturing	**172**	1'246	**5'678**	7'123	**5'850**	8'369	-2'519	4	5
Food	-	-	***318***	*402*	***318***	*402*	*-84*	-	-
Textiles	***1***	-	***219***	*348*	***220***	*348*	*-128*	-	-
Timber, furniture	-	*1*	***310***	*440*	***310***	*441*	*-131*	-	-
Plastics, rubber, leather	-	*4*	***851***	*101*	***851***	*105*	*746*	*1*	-
Chemicals	***3***	*238*	***787***	*1'371*	***790***	*1'609*	*-819*	*1*	*1*
Metals, building installations	***15***	*377*	***429***	*1'073*	***444***	*1'450*	*-1'006*	-	*1*
Machinery, equipment, vehicles	***153***	*626*	***2'532***	*3'237*	***2'685***	*3'863*	*-1'178*	*2*	*3*
Other	-	-	***232***	*151*	***232***	*151*	*81*	-	-
Construction	-	-	**298**	495	**298**	495	-197	-	-
Energy, environmental protection	**3**	62	**5'722**	7'940	**5'725**	8'002	-2'277	4	6
Services	**766**	676	**16'400**	19'924	**17'166**	20'600	-3'434	12	14
Wholesale and retail trade	***12***	*614*	***419***	*515*	***431***	*1'129*	*-698*	-	*1*
Transport, hotels and catering	***187***	*37*	***1'228***	*7'482*	***1'415***	*7'519*	*-6'104*	*1*	*5*
Other services	***567***	*25*	***14'753***	*11'927*	***15'320***	*11'952*	*3'368*	*11*	*8*
Financial enterprises	**1'825**	2'696	**79'745**	76'387	**81'570**	79'083	**2'487**	**59**	55
Public authorities	**131**	126	**7'348**	6'398	**7'479**	6'524	**955**	**5**	5
TOTAL LENDINGS	**2'907**	4'806	**134'436**	139'835	**137'343**	144'641	**-7'298**	**100**	100
% of total lendings	**2**	3	**98**	97	**100**	100			

[1] By customer domicile.

SECURITIES AND PRECIOUS METALS TRADING PORTFOLIO	31.12.02 CHF m	31.12.01 CHF m	Change CHF m
Interest-bearing securities and loan stock rights	**130'685**	**156'935**	**-26'250**
of which issued by CSG or subsidiary companies thereof	*1'520*	*1'037*	*483*
of which issued by public sector entities	*70'635*	*92'952*	*-22'317*
Quoted on stock exchanges	55'575	65'516	-9'941
Not quoted on stock exchanges	75'110	91'419	-16'309
Equities	**32'683**	**46'847**	**-14'164**
of which CSG shares [1]	*1'644*	*2'951*	*-1'307*
of which units in equity funds	*1'400*	*989*	*411*
Quoted on stock exchanges	28'893	42'123	-13'230
Not quoted on stock exchanges	3'790	4'724	-934
Precious metals	**1'227**	**1'277**	**-50**
of which serving as cover for delivery commitments shown as liabilities	*1'227*	*1'277*	*-50*
TOTAL SECURITIES AND PRECIOUS METALS TRADING PORTFOLIO	**164'595**	**205'059**	**-40'464**
of which securities discountable or pledgable with central banks	*27'419*	*40'730* [2]	*-13'311*

SUBSTANTIAL CLAIMS AND LIABILITIES INCLUDED IN OTHER BALANCE SHEET POSITIONS[3]	31.12.02 CHF m	31.12.01 CHF m	Change CHF m
Lending of trading portfolio[4]	**64**	76	-12
of which to banks	**-**	*71*	*-71*
of which to customers	***64***	*5*	*59*
Borrowing of trading portfolio[5]	**582**	2'996	-2'414
of which from banks	***570***	*2'823*	*-2'253*
of which from customers	***12***	*173*	*-161*
Positive replacement values of trading portfolio derivatives (other assets)	**53'761**	50'202	3'559
Negative replacement values of trading portfolio derivatives (other liabilities)	**54'904**	52'466	2'438

[1] Current positions in CSG shares are subject to delivery commitments under derivatives and staff compensation plans as well as securities borrowing contracts. When these commitments are taken into account, the Bank's holdings of CSG shares are insignificant.
[2] Of which securities discountable or pledgeable with central banks reflects a reclassification of CHF 36'524 million to be consistent with current year presentation.
[3] Valued at fair value and any related profit/loss is shown under net trading income.
[4] Shown in the consolidated balance sheet as due from banks or customers.
[5] Shown in the consolidated balance sheet as due to banks or customers.

FINANCIAL INVESTMENTS[1]	Book value 31.12.02 CHF m	Book value 31.12.01 CHF m	Cost[4] 31.12.02 CHF m	Cost[4] 31.12.01 CHF m	Fair value[4] 31.12.02 CHF m	Fair value[4] 31.12.01 CHF m	Change in book value CHF m
Interest-bearing securities	**3'964**	**2'853**	-	-	-	-	1'111
of which issued by public sector entities	***1'931***	*1'992*	-	-	-	-	*-61*
of which valued at accrual method	***3'081***	*1'857*	-	-	-	-	*1'224*
of which valued at lower of cost or fair value	***883***	*996*	***1'415***	*1'094*	***884***	*1'016*	*-113*
Quoted on stock exchanges	**2'160**	618	-	-	-	-	1'542
Not quoted on stock exchanges	**1'804**	2'235	-	-	-	-	-431
Equities	**3'942**	**5'059**	**4'900**	5'490	**3'976**	5'449	-1'117
of which qualifying equity interests[2]	***1'603***	*1'627*	-	-	-	-	*-24*
Real estate[3]	**423**	1'656	**425**	1'733	**421**	1'666	-1'233
TOTAL FINANCIAL INVESTMENTS	**8'329**	**9'568**	-	-	-	-	**-1'239**
of which securities discountable or pledgable with central banks	***992***	*172*	-	-	-	-	*820*

[1] Investments which are not held for trading or participation purposes (equity participations and real estate).
[2] At least 10% capital or voting rights.
[3] Real estate held for resale.
[4] Details only for financial investments that are valued at the lower of cost or fair value.

NON-CONSOLIDATED PARTICIPATIONS	31.12.02 CHF m	31.12.01 CHF m	Change CHF m
Quoted on stock exchanges	**1**	3	-2
Not quoted on stock exchanges	**695**	880	-185
TOTAL NON-CONSOLIDATED PARTICIPATIONS	**696**	**883**	**-187**

CAPITAL ASSETS AT DECEMBER 31, 2002	Cost 31.12.01 CHF m	Accumulated deprecia-tion CHF m	Net book value 31.12.01 CHF m	Translation difference CHF m	Acquisitions, Investments, and Income from equity CHF m	Disposals CHF m	Transfers CHF m	Depreciation CHF m	**Net book value 31.12.02 CHF m**
Participations accounted for using the equity method	664	-83	581	-69	171	-282	14	-6	**409**
Other participations	414	-112	302	-50	12	-40	142	-79	**287**
Total non-consolidated participations	**1'078**	**-195**	**883**	**-119**	**183**	**-322**	**156**	**-85**	**696**
Bank premises	3'372	-533	2'839	-83	75	-15	3	-97	**2'722**
Other real estate	260	-32	228	-10	16	-24	-77	-11	**122**
Total real estate [1]	**3'632**	**-565**	**3'067**	**-93**	**91**	**-39**	**-74**	**-108**	**2'844**
Leasehold improvements	1'686	-427	1'259	-189	124	-91	-34	-154	**915**
Other physical assets	3'404	-2'310	1'094	-140	338	-22	-115	-489	**666**
Total tangible fixed assets	**8'722**	**-3'302**	**5'420**	**-422**	**553**	**-152**	**-223**	**-751**	**4'425**
Intangible assets	7'311	-1'190	6'121	-992	300	-10	108	-800	**4'727**
Goodwill	12'375	-797	11'578	-1'633	304	-49	-513	-588	**9'099**
Total intangible assets	**19'686**	**-1'987**	**17'699**	**-2'625**	**604**	**-59**	**-405**	**-1'388**	**13'826**
TOTAL CAPITAL ASSETS	**29'486**	**-5'484**	**24'002**	**-3'166**	**1'340**	**-533**	**-472**	**-2'224**	**18'947**

[1] The majority of real estate is used for the banking infrastructure needs of CSG. Real estate owned by the Bank but used by other entities within CSG is held for rental to such entities.

FURTHER DETAILS ON FIXED ASSETS	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m
Fire insurance value of bank premises and other real estate	**3'793**	4'424	-631
Fire insurance value of other physical assets	**2'620**	2'832	-212
Liabilities: future leasing instalments in connection with operational leasing	**6'744**	7'082	-338

PLEDGED AND ASSIGNED ASSETS AND ASSETS UNDER RESERVATION OF OWNERSHIP [1]	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m
Assets pledged and assigned as collateral [2]	**93'764**	119'107 [3]	-25'343
Actual commitments secured	**85'640**	107'076 [4]	-21'436

[1] None of the Bank's assets were under reservation of ownership either in 2002 or in the previous year.
[2] Thereof assets provided with the right to sell or repledge with respect to securities lending and borrowing and repurchase agreements as at December 31, 2002: CHF 84'465 million (2001: CHF 106'844 million).
[3] Assets pledged and assigned as collateral reflects reclassification of CHF 19'340 million to be consistent with current year presentation.
[4] Actual commitments secured reflects reclassification of CHF 5'179 million to be consistent with current year presentation.

INFORMATION ON COLLATERAL RECEIVED WITH RESPECT TO REVERSE REPURCHASE AGREEMENTS	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m
Collateral received at fair value with the right to sell or repledge	**310'141**	363'457	-53'316
Thereof sold or repledged at fair value	***296'185***	*358'374*	*-62'189*

LIABILITIES IN RESPECT OF OWN PENSION FUNDS

On the balance sheet date, total liabilities in respect of the Bank's own pension funds amounted to CHF 681 million (as at December 31, 2001: CHF 1'116 million).

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY THE CENTRAL MORTGAGE BOND INSTITUTIONS AND THE CENTRAL ISSUING OFFICES	31.12.02 CHF m	31.12.01 CHF m	Change CHF m
Bonds	65'531	65'054	477
Subparticipations[1]	-800	-925	125
TOTAL	**64'731**	**64'129**	**602**

[1] To banks within CSG.

All bonds denominated in currencies superseded by the Euro have been converted to Euro amounts for the purposes of this disclosure. Although not all such bonds have been formally redenominated, all underlying cashflows now take place in Euro.

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB (PARENT COMPANY)

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
1.2003	0.00%	2002	GBP	6.3 [3]
1.2003	various	2001-2002	USD	134.6 [3] [4]
1.2003	7.00%	2001-2002	EUR	25.0 [3]
1.2003	0.00%	2001	EUR	11.6 [6]
2.2003	various	2001-2002	EUR	47.0 [3] [4]
2.2003	various	2002	USD	21.8 [4]
2.2003	8.27%	2002	CHF	10.0 [3]
3.2003	9.03%	2002	EUR	10.0 [3]
3.2003	7.02%	2002	CHF	6.0 [3]
3.2003	various	1998	CHF	41.0 [6]
3.2003	0.00%	2001	EUR	24.0 [6]
3.2003	0.00%	2000	USD	100.4 [6]
3.2003	0.00%	1999	GBP	5.1 [6]
3.2003	0.00%	2001	JPY	1'637.8 [6]
3.2003	3.50%	1993	CHF	125.0 [1]
3.2003	3.50%	1993	CHF	75.0 [1]
4.2003	various	2001-2002	USD	43.2 [3] [4]
4.2003	7.00%	2001	EUR	10.0 [3]
4.2003	0.00%	2001	GBP	11.0 [6]
4.2003	1.00%	1996	USD	75.0 [3]
4.2003	7.30%	2002	NOK	65.2 [3]
5.2003	15.75%	2001	VEB	7'000.0 [4]
5.2003	variable	2002	EUR	20.0 [4]
5.2003	various	2002	USD	18.6 [4]
5.2003	various	2002	TRL	49'223'448.0 [4]
6.2003	0.00%	2001	EUR	225.0 [3]
6.2003	various	2001-2002	CHF	32.0 [3]
6.2003	various	2002	USD	48.0 [4]
7.2003	0.00%	2000	EUR	110.3 [6]
7.2003	various	1997-2002	USD	49.1 [3] [4]
7.2003	various	2001-2002	CHF	27.0 [3]
8.2003	various	2000-2002	USD	60.4 [3] [4]
9.2003	0.00%	2002	AUD	10.0 [3]
9.2003	various	1997-2002	USD	32.6 [3] [4]
9.2003	various	2000-2002	EUR	46.8 [3]
9.2003	0.00%	2002	NOK	86.0 [3]
9.2003	17.00%	2002	CHF	10.0 [3]
9.2003	6.13%	1993	USD	200.0 [1] [3]
10.2003	6.25%	2001	CHF	25.0 [3]
10.2003	various	2001-2002	USD	65.9 [4]
10.2003	9.50%	2001	EUR	15.0 [3]
11.2003	5.00%	1998-2000	CHF	63.0 [3]
11.2003	0.00%	2001	EUR	9.5 [3]
11.2003	6.25%	1993	EUR	306.8 [1] [3]

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB (PARENT COMPANY) continued

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
11.2003	various	2002	USD	4.9 [4]
12.2003	various	2000-2002	USD	106.6 [3, 4]
12.2003	0.00%	2001	CHF	35.1 [5]
12.2003	0.00%	2002	CHF	5.0 [3]
12.2003	1.00%	2001	EUR	13.0 [3]
1.2004	various	2001-2002	USD	63.6 [3, 4]
1.2004	7.75%	2002	CHF	10.0 [3]
2.2004	various	2002	USD	9.9 [4]
2.2004	4.50%	2002	CHF	25.0 [3]
2.2004	various	2002	EUR	20.0 [3]
3.2004	various	2001-2002	USD	43.9 [3, 4]
3.2004	various	2000-2001	EUR	44.1 [3]
3.2004	0.00%	2001	EUR	47.5 [6]
3.2004	2.50%	2001	GBP	3.5 [3]
3.2004	0.00%	2001	JPY	2'878.5 [6]
4.2004	various	2001-2002	USD	25.5 [4]
4.2004	4.38%	1996	CHF	200.0
5.2004	various	2002	USD	8.1 [4]
5.2004	0.00%	2001	EUR	5.4 [3]
6.2004	various	2002	USD	5.4 [4]
6.2004	8.05%	2001	EUR	2.0 [4]
7.2004	various	2001-2002	USD	43.0 [4]
7.2004	various	2002	EUR	46.4 [3, 4]
7.2004	6.00%	2002	CHF	10.0 [3]
7.2004	variable	2001	JPY	2'500.0 [4]
8.2004	various	2001-2002	USD	19.1 [3, 4]
9.2004	various	2001-2002	USD	17.8 [3, 4]
9.2004	0.00%	2001	USD	7.1 [6]
10.2004	0.00%	2002	USD	3.6 [6]
10.2004	various	2001-2002	USD	25.0 [4]
10.2004	various	2001-2002	EUR	16.0 [3, 4]
11.2004	various	2001-2002	USD	46.0 [4]
11.2004	various	2001-2002	EUR	43.0 [3]
11.2004	8.50%	1994	USD	300.0 [1, 3]
12.2004	various	1999-2002	USD	127.8 [3, 4]
12.2004	various	2001-2002	EUR	25.2 [3]
12.2004	6.04%	1994	EUR	51.1 [1, 3]
1.2005	various	1999-2002	USD	85.9 [3, 4]
1.2005	0.00%	2002	CHF	12.0 [3]
1.2005	0.00%	2002	GBP	5.4 [3]
2.2005	various	2000-2002	USD	55.5 [3, 4]
2.2005	2.50%	2002	EUR	5.0 [3]
3.2005	various	2001-2002	USD	52.4 [3, 4]
3.2005	6.70%	2002	EUR	13.0 [3]
3.2005	5.75%	1995	CHF	225.0 [1]
4.2005	various	2000-2002	USD	99.3 [3, 4]
4.2005	0.00%	2002	CHF	20.0 [3]
4.2005	0.00%	2002	EUR	64.0 [3]
5.2005	various	1999-2002	USD	140.3 [3, 4]
5.2005	0.00%	1999	EUR	2.9 [3]
5.2005	0.00%	2002	GBP	10.0 [3]
6.2005	various	2002	USD	30.3 [3, 4]
6.2005	various	2000-2002	EUR	39.4 [3]
7.2005	various	2001-2002	USD	34.8 [3, 4]
7.2005	0.00%	2002	EUR	25.7 [3]
8.2005	various	1999-2002	USD	136.9 [3, 4]
9.2005	0.00%	2002	EUR	10.0 [3]

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB (PARENT COMPANY) continued

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
9.2005	various	2002	USD	15.6 [3,4]
10.2005	various	2002	USD	12.4 [3,4]
10.2005	0.00%	2002	EUR	15.0 [3]
11.2005	various	1997-2002	USD	238.0 [3,4]
12.2005	various	2001-2002	USD	47.6 [4]
12.2005	0.00%	2002	EUR	7.8 [3]
1.2006	various	2002	USD	75.3 [3,4]
1.2006	1.25%	2002	EUR	9.5 [3]
2.2006	0.00%	2001-2002	USD	15.7 [3]
3.2006	0.00%	2002	USD	16.6 [3]
4.2006	various	2002	USD	57.8 [3,4]
5.2006	0.00%	2002	USD	5.7 [4]
6.2006	various	2002	USD	9.5 [3,4]
6.2006	7.21%	1996	USD	237.5 [1,4]
6.2006	6.84%	1997	USD	95.0 [1,4]
7.2006	0.00%	2001	EUR	10.0 [3]
7.2006	various	2002	USD	16.4 [3]
8.2006	various	2001-2002	USD	34.0 [3,4]
9.2006	various	2002	USD	76.1 [3]
9.2006	0.00%	2002	EUR	13.7 [3]
10.2006	0.00%	2002	EUR	27.1 [3]
11.2006	0.00%	1998	EUR	0.7 [3]
12.2006	various	2001-2002	USD	115.0 [3]
3.2007	2.06%	2001	USD	2.0 [4]
3.2007	0.00%	2002	CHF	17.5 [3]
4.2007	0.00%	2002	USD	29.0 [3]
5.2007	various	2002	EUR	14.8 [3]
5.2007	various	2002	USD	36.5 [3,4]
6.2007	0.00%	2002	USD	28.9 [3]
7.2007	5.25%	1995	CHF	100.0 [1]
7.2007	5.25%	1995	CHF	150.0 [1]
7.2007	0.00%	2002	USD	6.7 [3]
8.2007	0.00%	2002	EUR	28.3 [3]
8.2007	0.00%	2002	USD	20.2 [3]
9.2007	0.00%	2002	USD	86.8 [3]
9.2007	0.00%	2002	CHF	40.8 [3]
9.2007	0.00%	2002	EUR	26.1 [3]
10.2007	0.00%	2002	USD	116.6 [3]
10.2007	0.00%	2002	CHF	17.1 [3]
11.2007	various	2002	USD	76.8 [3,4]
11.2007	0.00%	1998	EUR	2.2 [3]
12.2007	0.00%	2001-2002	USD	838.6 [3]
12.2007	0.00%	2002	EUR	247.2 [3]
1.2008	0.00%	2002	USD	67.2 [3]
2.2008	2.00%	2000	USD	165.0 [3]
5.2008	6.50%	1998	USD	200.0 [1,5]
5.2008	0.00%	2002	EUR	20.3 [3]
6.2008	0.00%	2002	EUR	26.5 [3]
7.2008	0.00%	2002	USD	26.3 [3]
8.2008	0.00%	2002	USD	5.3 [3]
9.2008	0.00%	2002	USD	16.9 [3]
11.2008	0.00%	1998	EUR	1.9 [3]
12.2008	0.00%	2002	USD	19.1 [3]
6.2009	0.00%	2002	CHF	107.0 [4]
6.2009	0.00%	2002	EUR	541.0 [4]
6.2009	0.00%	2002	USD	350.8 [4]
7.2009	0.00%	2002	USD	2.9 [3]

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB (PARENT COMPANY) continued

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
9.2009	various	2002	USD	57.8 [3,4]
9.2009	0.00%	2002	CHF	88.9 [4]
9.2009	0.00%	2002	EUR	82.4 [4]
10.2009	0.00%	2002	USD	33.3 [3]
10.2009	6.25%	1999	EUR	225.0 [1,3]
11.2009	0.00%	2002	USD	5.0 [3]
12.2009	0.00%	1999-2002	USD	17.5 [3]
12.2009	6.00%	1999	EUR	150.0 [1,3]
3.2010	6.50%	2000	EUR	100.0 [1,4]
4.2010	variable	2000	USD	160.0 [1,4]
4.2010	variable	2000	USD	250.0 [1,4]
5.2010	5.75%	1998	EUR	33.2 [1,3]
5.2010	5.75%	1998	EUR	179.0 [1,3]
7.2010	0.00%	2002	USD	65.5 [3]
8.2010	2.19%	2000	JPY	3'000.0 [1,4]
10.2010	0.00%	2002	USD	10.0 [3]
11.2010	0.00%	2002	USD	15.0 [3]
7.2011	various	2002	USD	248.4 [4]
3.2012	12.50%	2002	PHP	1'020.0 [4]
8.2012	0.00%	2002	USD	38.0 [3]
9.2012	0.00%	2002	USD	36.5 [3]
11.2012	various	2002	USD	79.3 [3]
12.2012	0.00%	2002	USD	182.5 [3]
12.2012	0.00%	2002	CHF	120.0 [3]
12.2012	0.00%	2002	EUR	152.0 [3]
6.2013	6.45%	2001	EUR	750.0 [1,4]
10.2014	8.68%	1999	EUR	15.0 [1,3]
1.2015	9.00%	2000	EUR	15.0 [1,4]
3.2016	5.00%	1986	CHF	176.2 [1]
3.2016	5.00%	1986	CHF	23.8 [1]
1.2017	6.35%	2000	AUD	23.7 [2]
10.2019	7.15%	1999	EUR	12.0 [1,3]
1.2022	0.00%	1999	USD	5.0 [1,3]
1.2022	6.18%	2000	USD	63.9 [1,4]
12.2024	0.00%	1999-2002	USD	17.3 [1,3]
1.2025	0.00%	1999	USD	15.0 [1,3]
1.2026	0.00%	1999	USD	20.0 [1,3]
12.2026	0.00%	1999-2002	USD	33.6 [1,3]
10.2027	0.00%	2002	JPY	320.0 [3]
11.2027	0.00%	2002	JPY	510.0 [3]
12.2027	0.00%	1999-2002	USD	13.5 [1,3]
1.2028	0.00%	1999	USD	40.3 [1,3]
10.2029	7.05%	1999	EUR	25.0 [1,3]
10.2029	9.35%	1999	EUR	25.0 [1,3]
10.2032	0.00%	2002	JPY	200.0 [3]
11.2032	0.00%	2002	JPY	100.0 [3]
perpetual	7.74%	1997	USD	100.0 [1,4]
perpetual	6.91%	2001	EUR	400.0 [1,4]
perpetual	3.50%	2002	JPY	17'000.0 [1,4]
perpetual	3.57%	2001	JPY	30'500.0 [1,4]
perpetual	6.41%	1997	EUR	114.3 [1,3]
perpetual	6.50%	1997	EUR	76.2 [1,3]
perpetual	8.25%	1997	GBP	150.0 [1,3]
perpetual	7.90%	1997	USD	500.0 [1,3]
perpetual	4.39%	1997	CHF	500.0 [1,3]

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
BONDS ISSUED BY SUBSIDIARIES				
Credit Suisse First Boston Finance BV, The Netherlands				
5.2003	5.88%	1993	USD	200.0 [1]
7.2003	7.75%	1993	EUR	74.4 [1]
8.2003	5.50%	1993	USD	200.0 [1]
perpetual	variable	1986	USD	150.0
Credit Suisse First Boston (Cayman) Ltd, Cayman Islands				
1.2003	variable	1998	RUR	428.6
2.2003	variable	1998	RUR	704.1
4.2003	0.00%	2000-2002	RUR	5'883.2
5.2003	various	1998-2001	RUR	349.1
6.2003	various	1998-2000	RUR	408.0
8.2003	7.00%	2000	RUR	55.7
9.2003	variable	1998	RUR	378.6
10.2003	various	1998-2000	RUR	2'164.9
11.2003	various	2000	RUR	682.9
1.2004	variable	1998	RUR	751.0
7.2004	variable	1999	RUR	87.1
8.2004	0.05%	2000	RUR	536.5
9.2004	various	1999-2000	RUR	2'052.0
11.2004	0.03%	2000	RUR	2'499.7
12.2004	variable	1999	RUR	1'166.9
1.2005	variable	2000	RUR	1'166.1
3.2005	12.00%	2001	RUR	1.1
10.2005	0.00%	2002	RUR	154.4
10.2005	0.00%	2002	USD	110.9
11.2005	6.00%	2000	RUR	374.9
12.2005	6.00%	2000	RUR	65.6
1.2006	6.00%	2001	RUR	309.2
6.2006	0.03%	2001	RUR	541.6
9.2010	0.00%	2000	RUR	1'511.2
11.2010	0.00%	2000	RUR	1'911.8
1.2011	0.00%	2001	RUR	2'344.1
Banco de Investimentos Credit Suisse First Boston SA, Brazil				
11.2007	11.22%	1999	USD	50.0 [1]
Credit Suisse First Boston Inc, USA				
1.2003	various	1999-2002	USD	360.0
1.2003	7.65%	1993	USD	5.0 [1]
2.2003	8.10%	1993	USD	5.0 [1]
2.2003	various	1993-2000	USD	55.0
3.2003	various	2000-2002	USD	210.0
4.2003	various	1993-2002	USD	727.7
4.2003	variable	1993	USD	6.7 [1]
5.2003	various	1998-2001	USD	387.0
6.2003	0.00%	2000	USD	8.4
6.2003	variable	2000	EUR	400.0
7.2003	various	1998-2002	USD	525.0
8.2003	various	2000-2001	USD	441.0
9.2003	variable	2001	USD	100.0
10.2003	various	2001	USD	190.0

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
11.2003	various	2001	USD	249.2
12.2003	0.00%	2000	USD	4.0
1.2004	various	1999-2002	USD	360.0
2.2004	various	2000-2002	USD	78.2
2.2004	variable	1994	USD	150.0 [1]
3.2004	various	1992-2002	USD	234.8
3.2004	variable	1994	USD	164.8 [1]
4.2004	various	1992-2002	USD	200.0
4.2004	7.00%	1995	EUR	77.0
5.2004	various	1999	USD	70.0
6.2004	various	2002	USD	295.0
7.2004	various	1999-2002	USD	88.3
9.2004	various	2001	USD	375.0
10.2004	various	2001	USD	170.0
11.2004	various	2001	USD	365.0
12.2004	various	2001	USD	55.0
1.2005	various	2002	USD	53.0
2.2005	various	2000-2002	USD	425.5
3.2005	various	2000-2002	USD	631.0
4.2005	variable	2002	USD	500.0
5.2005	variable	2000	USD	400.0
6.2005	0.00%	2000	USD	2.4
7.2005	variable	2002	USD	150.0
8.2005	7.20%	2000	USD	0.8
9.2005	7.05%	2000	USD	0.8
10.2005	variable	1993	USD	200.0 [1]
11.2005	6.88%	1995	USD	500.0
11.2005	6.95%	1995	USD	5.0 [1]
1.2006	variable	2002	USD	70.0
5.2006	7.75%	1996	USD	267.0 [1]
6.2006	0.00%	2000	USD	0.8
8.2006	5.88%	2001	USD	2'250.0
2.2007	various	2002	USD	250.0
3.2007	various	2000-2002	USD	102.0
4.2007	variable	2002	USD	1'750.0
10.2007	various	1997	USD	250.0
11.2007	variable	2001	EUR	140.0
1.2008	4.63%	2002	USD	1'400.0
4.2008	6.50%	1998	USD	150.0
5.2008	various	2000	USD	13.5
6.2008	6.50%	1998	USD	500.0
9.2008	7.42%	1999	USD	10.0
11.2011	6.13%	2001	USD	3'000.0
1.2012	various	2002	USD	2'750.0
2.2013	8.50%	1993	USD	3.0
11.2013	variable	2001	GBP	10.1
3.2014	7.06%	1999	USD	40.0
2.2016	5.63%	1996	USD	1.4
4.2018	7.71%	1993	USD	5.2 [1]
12.2021	variable	2001	EUR	25.0
4.2032	variable	2002	USD	20.0
7.2032	variable	2002	USD	1'000.0

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
Credit Suisse First Boston International, United Kingdom				
2003	various	1995-2002	EUR	221.2
2003	various	2002	HKD	1'386.5
2003	various	1995-2002	USD	711.8
1.2003	various	2002	SGD	9.9
2003	various	1998-2002	JPY	13'671.5
2003	various	1997-2002	GBP	44.2
3.2003	7.65%	1993	EUR	33.0 [1]
2004	various	1997-2001	NOK	170.0
2004	various	1997-2002	EUR	445.2
2004	various	1998-2001	CHF	120.0
2004	various	1996-2001	USD	152.3
4.2004	variable	2002	SEK	63.0
2004	various	1995-1998	JPY	1'000.0
2004	various	1994-1998	EUR	60.9 [1]
12.2004	various	1994	CHF	13.0 [1]
2005	various	1995-2002	USD	1'278.6
2005	various	1997-2002	EUR	347.3
2005	various	1995-1998	EUR	109.1 [1]
2005	various	1997	JPY	800.0
9.2005	0.00%	2002	HKD	30.0
11.2005	0.00%	2002	NOK	500.0
2006	various	1995-2002	USD	206.7
2.2006	variable	2002	SEK	95.4
2.2006	9.13%	1998	GBP	4.5
2006	various	1997-2002	EUR	364.0
2006	various	1996-1998	EUR	25.4 [1]
2006	various	1996-2001	JPY	2'000.0
7.2006	0.00%	1994	USD	40.0 [1]
8.2006	0.00%	2002	NOK	35.0
2007	various	1997-2002	EUR	246.7
2007	various	2002	GBP	13.2
2007	various	1997-2002	USD	442.1
2007	various	1996-1997	CHF	120.0
4.2007	0.00%	2001	NOK	150.0
2007	various	1997	JPY	1'900.0
5.2007	3.52%	1997	EUR	40.9 [1]
7.2007	1.96%	1997	USD	40.0 [1]
11.2007	0.00%	2002	NOK	500.0
2008	various	2002	SEK	288.1
2008	various	1995-2002	USD	234.9
2.2008	3.41%	1998	EUR	51.7 [1]
2008	various	1998-2002	EUR	574.7
5.2008	6.30%	1998	JPY	100.0
2008	0.00%	1993-1994	EUR	78.1 [1]
2009	various	1999-2002	USD	66.7
2009	various	1997-2002	EUR	158.0
2009	various	1994-1996	EUR	108.7 [1]
2010	various	1997-2000	EUR	105.3
2.2010	0.00%	2000-2002	USD	50.0
2010	0.00%	1995-1997	EUR	46.1 [1]
2011	various	1999-2001	EUR	413.5
2011	various	1993-2001	USD	148.8
2012	various	1997-2002	EUR	187.3

Redemption date	Coupon	Year of issue	Currency	Outstanding amount in millions
2012	various	1997-1999	USD	24.0
4.2012	8.00%	1998	EUR	10.3 [1]
2013	various	1998-2001	EUR	66.1
2013	various	1998-2001	JPY	4'300.0
3.2014	various	2002	USD	99.0
12.2014	0.00%	1994	EUR	126.3 [1]
2016	various	2001	EUR	91.0
2016	various	1998-2002	USD	14.9
9.2017	0.00%	1997	EUR	9.3
2.2018	6.00%	1998	EUR	15.3 [1]
7.2018	variable	1998	JPY	500.0
8.2018	various	1998	EUR	15.6
12.2021	0.00%	1995	USD	77.1 [1]
5.2022	3.97%	2002	USD	17.5
12.2032	various	2002	JPY	200.0
9.2049	variable	2001	EUR	103.0
perpetual	various	1992-1997	USD	220.0 [1]
perpetual	various	1993-1995	JPY	20'000.0 [1]
perpetual	10.25%	1995	GBP	100.0 [1]
perpetual	various	1995-1998	CHF	130.0 [1]
perpetual	various	1995-1997	EUR	27.2 [1]
perpetual	various	1998	EUR	334.9 [1]
perpetual	3.62%	1998	EUR	8.2 [1]
perpetual	variable	1997	USD	50.0 [1]

[1] Subordinated bonds, amount shown is issue amount less subparticipations to banks within CSG.

[2] Credit linked notes issued by CSFB Guernsey branch.

[3] Issued by CSFB London branch.

[4] Issued by CSFB Nassau branch.

[5] Issued by CSFB New York branch.

[6] Structured notes, reclassed from due to customer to bonds and mortgage-backed bonds in 2002

CLAIMS ON AND LIABILITIES TO AFFILIATED COMPANIES, AND LOANS TO MEMBERS OF THE BANK'S GOVERNING BODIES	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m
Claims on affiliated companies[1]	**20'975**	15'989	4'986
Liabilities to affiliated companies[1]	**32'025**	36'621	-4'596
Loans to members of the Bank's governing bodies[2]	**14**	46	-32

[1] Affiliated companies are entities which are not subsidiaries of the Bank but which are grouped together under unitary management within the organisation of CSG.

[2] Loans to members of the Bank's governing bodies include all loans granted to Members of the Board of Directors and Executive Management and to any companies controlled by them.

VALUATION ADJUSTMENTS AND PROVISIONS	Total 31.12.01 CHF m	Specific write-downs and usage CHF m	Reclassifications[1] CHF m	Change to consolidated companies CHF m	Recoveries, endangered interest, currency differences CHF m	Net charges/ releases to consolidated income statement[3] CHF m	**Total 31.12.02 CHF m**
Valuation adjustments and provisions for default risks	3'864	-1'537	-204	-	-489	2'412	**4'046**
Valuation adjustments and provisions for other risks	441	-8	-203	-	-45	-15	**170**
Provisions for restructuring	178	-172	7	-	-13	-	**-**
Provisions for taxes and deferred taxes	2'413	-686	658	224	-322	-279 [2]	**2'008**
Other provisions	935	-531	137	-	-224	1'286	**1'603**
Total write-downs and Provisions	**7'831**	**-2'934**	**395**	**224**	**-1'093**	**3'404**	**7'827**
Less direct charge-offs against specific assets	-3'604						**-3'870**
Total write-downs and provisions as shown in the consolidated balance sheet	**4'227**						**3'957**

[1] Reclassifications include CHF 395 million of balances transferred from other balance sheet positions.
[2] CHF 489 million (CHF 1'247 million in 2001) deviation from the consolidated income statement due to deferred tax assets that are not included in provisions.
[3] CHF 8 million (CHF 6 million in 2001) deviation to income statement due to losses not included in provisions.

MATURITY STRUCTURE OF CURRENT ASSETS AND BORROWED FUNDS		Sight deposits	Callable	Maturity					**Total**
				within 3 months	within 3-12 months	over 1 to 5 years	over 5 years	No maturity [1]	
		CHF m	CHF m	CHF m	CHF m	CHF m	CHF m	CHF m	**CHF m**
Current assets									
Cash		504	-	-	-	-	-	-	**504**
Money market papers		7'192	-	11'411	243	143	7	-	**18'996**
Due from banks		22'224	42'085	122'063	16'459	2'731	80	-	**205'642**
Due from customers		16'717	26'831	57'587	6'456	9'243	5'684	-	**122'518**
Mortgages		24	-	1'378	64	1'680	11'679	-	**14'825**
Securities and precious metals trading portfolio		164'595	-	-	-	-	-	-	**164'595**
Financial investments		5'339	1'253	325	145	642	202	423	**8'329**
Total current assets	**December 31, 2002**	**216'595**	**70'169**	**192'764**	**23'367**	**14'439**	**17'652**	**423**	**535'409**
	December 31, 2001	267'281	96'326	169'054	27'001	12'653	21'059	1'662	**595'036**
Borrowed funds									
Liabilities in respect of money market papers		574	1	15'831	10'304	2'784	7	-	**29'501**
Due to banks		107'236	26'528	154'361	11'207	613	203	-	**300'148**
Due to customers, savings and investment deposits		-	1'552	-	-	-	-	-	**1'552**
Due to customers, other deposits		34'035	18'771	69'764	1'574	739	3'518	-	**128'401**
Bonds and mortgage-backed bonds		-	-	2'927	8'816	28'493	24'495	-	**64'731**
Total borrowed funds	**December 31, 2002**	**141'845**	**46'852**	**242'883**	**31'901**	**32'629**	**28'223**	**-**	**524'333**
	December 31, 2001	160'006	56'770	262'342	44'414	33'727	18'606	-	**575'865**

[1] The financial investments include repossessed real estate held for sale and precious metals, therefore the maturity structure discloses no maturity for these items.

SHAREHOLDER'S EQUITY	2002 CHF m	Minority interests 2002 CHF m	Total 2002 CHF m	Total 2001 CHF m	Change CHF m
Beginning shareholder's equity					
Share capital	**4'400**	**-**	**4'400**	4'400	-
Capital reserves	**13'443**	**-**	**13'443**	13'443	-
Retained earnings	**722**	**-**	**722**	615	107
Minority interests in shareholder's equity	**-**	**10'592**	**10'592**	10'409	183
Consolidated net loss/profit	**-2'192**	**-**	**-2'192**	413	-2'605
Shareholder's equity as of January 1	**16'373**	**10'592**	**26'965**	**29'280**	**-2'315**
Capital increase					
Minority investments in subsidiaries	**-**	**-34**	**-34**	-271	237
Payments					
Dividend	**-200**	**-77**	**-277**	-532	255
Foreign currency translation differences	**-1'743**	**-1'690**	**-3'433**	349	-3'782
Consolidated net loss	**-3'528**	**-**	**-3'528**	-2'192	-1'336
Net profit minority interests	**-**	**96**	**96**	331	-235
Shareholder's equity as of December 31 [1,2]	**10'902**	**8'887**	**19'789**	**26'965**	**-7'176**
Share capital	**4'400**	**-**	**4'400**	4'400	-
Capital reserves	**13'443**	**-**	**13'443**	13'443	-
Retained earnings	**-3'413**	**-**	**-3'413**	722	-4'135
Minority interests in shareholder's equity including net profit [1]	**-**	**8'887**	**8'887**	10'592	-1'705
Consolidated net loss	**-3'528**	**-**	**-3'528**	-2'192	-1'336

[1] Minority interests include (a) CHF 174 million (2001: CHF 217 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 886 million (2001: CHF 925 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG, (c) CHF 1'425 million (2001: CHF 1'717 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 5'804 million (2001: CHF 6'995 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 8'681 million (2001: CHF 10'303 million).

[2] Core capital includes CHF 849 million (2001: CHF 1'094 million) of innovative Tier 1 instruments.

Components of Tier 1 capital	Total 2002 CHF m	Total 2001 CHF m
Shareholder's equity	**19'789**	26'965
Dividend 2002/2001	**-10**	-10
Deductions [1]	**-9'183**	-11'798
Total Tier 1 capital	**10'596**	**15'157**

[1] Deductions comprise goodwill and other adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Additional information on the consolidated balance sheet

BREAKDOWN OF ASSETS AND LIABILITIES SWITZERLAND AND ABROAD (BY LOCATION OF ASSETS)	31.12.02		31.12.01	
	Switzerland CHF m	**Abroad CHF m**	Switzerland CHF m	Abroad CHF m
Assets				
Cash	**382**	**122**	1'409	185
Money market papers	**1'202**	**17'794**	2'301	24'258
Due from banks	**19'648**	**185'994**	14'123	193'492
Due from customers	**2'907**	**119'611**	4'806	123'487
Mortgages	**-**	**14'825**	-	16'348
Securities and precious metals trading portfolio	**5'604**	**158'991**	6'556	198'503
Financial investments	**152**	**8'177**	488	9'080
Non-consolidated participations	**65**	**631**	294	589
Tangible fixed assets	**2'220**	**2'205**	2'241	3'179
Intangible assets	**34**	**13'792**	42	17'657
Accrued income and prepaid expenses	**1'063**	**3'392**	990	8'472
Other assets	**4'637**	**57'147**	3'877	54'899
TOTAL ASSETS	**37'914**	**582'681**	**37'127**	**650'149**

Liabilities and shareholder's equity				
Liabilities in respect of money market papers	**577**	**28'924**	283	27'932
Due to banks	**29'068**	**271'080**	35'358	315'676
Due to customers, savings and investment deposits	**1'551**	**1**	1'954	6
Due to customers, other deposits	**11'011**	**117'390**	13'991	116'536
Bonds and mortgage-backed bonds	**1'684**	**63'047**	1'677	62'452
Accrued expenses and deferred income	**1'341**	**12'915**	1'248	20'621
Other liabilities	**5'765**	**52'495**	3'227	55'123
Valuation adjustments and provisions	**216**	**3'741**	359	3'868
Total liabilities	**51'213**	**549'593**	**58'097**	**602'214**
Shareholder's equity (excluding minority interests and consolidated net loss)	**1'821**	**12'609**	2'093	16'472
Minority interests in shareholder's equity	**-**	**8'791**	11	10'250
Consolidated net loss	**-198**	**-3'234**	-258	-1'603
of which minority interests	***1***	***95***	*1*	*330*
Total shareholder's equity	**1'623**	**18'166**	**1'846**	**25'119**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**52'836**	**567'759**	**59'943**	**627'333**

GEOGRAPHICAL ANALYSIS OF ASSETS (BY LOCATION OF ASSETS)	31.12.02		31.12.01		Change
	CHF m	% of total	CHF m	% of total	CHF m
Switzerland	**37'914**	**6**	**37'127**	**5**	**787**
EU[1]	**171'647**	**28**	188'268	27	-16'621
USA	**317'366**	**51**	358'663	52	-41'297
Canada	**3'100**	**-**	4'236	1	-1'136
Japan	**34'785**	**6**	37'908	5	-3'123
Other industrial countries[2]	**10'404**	**2**	10'628	2	-224
Financial centers outside industrial countries	**21'476**	**3**	21'120	3	356
of which Hong Kong	***2'960***	**-**	*2'154*	-	*806*
Singapore	***3'284***	***1***	*4'124*	*1*	*-840*
Other[3]	***15'232***	***2***	*14'842*	*2*	*390*
Oil-producing countries[4]	**4'179**	**1**	4'479	1	-300
Newly industrialized countries[5]	**13'442**	**2**	18'138	3	-4'696
Eastern Europe and Commonwealth of Independent States[6]	**4'776**	**1**	4'270	1	506
Other developing countries[7]	**1'506**	**-**	2'439	-	-933
Total assets outside Switzerland	**582'681**	**94**	**650'149**	**95**	**-67'468**
TOTAL ASSETS	**620'595**	**100**	**687'276**	**100**	**-66'681**

The above analysis is based on the location of asset and does not take any collateral or hedges through structured off-balance sheet transactions into account. Market and credit risks can therefore not be judged based on the above schedule.

Countries not listed separately above in which assets amount to more than CHF 100 million:
[1] Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden, United Kingdom
[2] Australia, Liechtenstein, New Zealand, Norway, South Africa
[3] Aruba-Curaçao (Netherlands Antilles), Bahamas, Bermuda, British Virgin Islands, Cayman Islands, Trinidad/Tobago, US Virgin Islands
[4] Bahrain, Indonesia, Kuwait, Mexico, Saudi Arabia, United Arab Emirates, Venezuela
[5] Argentina, Brazil, Chile, Colombia, Egypt, Israel, Malaysia, South Korea, Taiwan, Thailand, Turkey
[6] Croatia, Czech Republic, Hungary, Lithuania, Poland, Russian Federation, Slovak Republic
[7] China (excluding Hong Kong), India, Philippines, Mauritius

CURRENCY STRUCTURE OF THE BALANCE SHEET		CHF CHF m	USD CHF m	Euro CHF m	Other Currencies CHF m	Total CHF m
Assets						
Cash		254	8	125	117	**504**
Money market papers		1'202	11'567	4'121	2'106	**18'996**
Due from banks		20'118	127'711	23'656	34'157	**205'642**
Due from customers		3'645	91'439	18'429	9'005	**122'518**
Mortgages		-	14'468	44	313	**14'825**
Securities and precious metals trading portfolio		6'458	95'540	23'877	38'720	**164'595**
Financial investments		1'095	4'458	1'060	1'716	**8'329**
Non-consolidated participations		99	571	14	12	**696**
Tangible fixed assets		2'220	1'520	18	667	**4'425**
Intangible assets		933	12'575	35	283	**13'826**
Accrued income and prepaid expenses		780	2'660	517	498	**4'455**
Other assets		3'679	53'268	181	4'656	**61'784**
TOTAL ASSETS [1]	**December 31, 2002**	**40'483**	**415'785**	**72'077**	**92'250**	**620'595**
	December 31, 2001	38'499	438'436	100'318	110'023	687'276
Liabilities and shareholder's equity						
Liabilities in respect of money market papers		664	26'548	157	2'132	**29'501**
Due to banks		24'223	170'996	42'437	62'492	**300'148**
Due to customers, savings and investment deposits		1'552	-	-	-	**1'552**
Due to customers, other deposits		9'028	104'059	9'164	6'150	**128'401**
Bonds and mortgage-backed bonds		3'226	44'931	12'992	3'582	**64'731**
Accrued expenses and deferred income		1'037	11'648	451	1'120	**14'256**
Other liabilities		3'909	50'952	131	3'268	**58'260**
Valuation adjustments and provisions		178	3'593	63	123	**3'957**
Total liabilities [1]		**43'817**	**412'727**	**65'395**	**78'867**	**600'806**
Shareholder's equity (excluding minority interests before consolidated net loss/profit)		1'821	10'266	371	1'972	**14'430**
Minority interests in shareholder's equity		155	7'961	349	326	**8'791**
Consolidated net loss/profit		-198	-2'964	86	-356	**-3'432**
of which minority interests		*1*	*30*	*28*	*37*	***96***
Total shareholder's equity [2]		**1'778**	**15'263**	**806**	**1'942**	**19'789**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**December 31, 2002**	**45'595**	**427'990**	**66'201**	**80'809**	**620'595**
	December 31, 2001	47'866	450'105	86'594	102'711	687'276

[1] Currency breakdown excludes impact of off balance sheet transactions.
[2] Based upon functional currency of reporting unit.

FURTHER DETAILS ON SELECTED BALANCE SHEET ITEMS	31.12.02 CHF m	31.12.01 CHF m	Change CHF m
Financial leasing - capital goods[1]	**148**	**306**	**-158**
Other assets			
Positive replacement value of derivatives	**54'305**	51'160	3'145
of which positive replacement value of trading derivatives	***53'761***	*50'202*	*3'559*
of which positive replacement value of other derivatives	***544***	*958*	*-414*
Accruals and deferrals	**3'946**	2'885	1'061
Total investment where investment risk is borne by policy holder	**1'787**	2'290	-503
Other	**1'746**	2'441	-695
Total other assets	**61'784**	**58'776**	**3'008**
Other liabilities			
Negative replacement values of derivatives	**55'412**	53'477	1'935
of which negative replacement value of trading derivatives	***54'904***	*52'466*	*2'438*
of which negative replacement value of other derivatives	***508***	*1'011*	*-503*
Compensation account for adjustments to carrying value having no income effect	**199**	596	-397
Liabilities held for life products, where the investment risk is borne by policy holder	**1'787**	2'290	-503
Other	**862**	1'987	-1'125
Total other liabilities	**58'260**	**58'350**	**-90**
Claims on associated companies and long-term holdings			
Due from banks	-	3	-3
Due from customers	-	5	-5
Total claims on associated companies and long-term holdings	**-**	**8**	**-8**
Liabilities in respect of associated companies and long-term holdings			
Due to customers	**12**	10	2
Total liabilities in respect of associated companies and long-term holdings	**12**	**10**	**2**

[1] Shown in the consolidated balance sheet under due from customers.

FURTHER DETAILS ON SELECTED BALANCE SHEET ITEMS	31.12.02 CHF m	31.12.01 CHF m	Change CHF m
Subordinated balance sheet items			
Assets subject to subordination clause			
Due from banks	**-**	743	-743
Due from customers	**35**	-	35
Securities holdings	**2'285**	1'224	1'061
of which trading portfolio	***1'186***	*1'078*	*108*
of which financial investments	***1'099***	*146*	*953*
Total assets subject to subordination clause	**2'320**	**1'967**	**353**
Liabilities subject to subordination clause			
Due to banks	**69**	-	69
Due to customers	**202**	199	3
Bonds and mortgage-backed bonds	**13'348**	15'132	-1'784
Total liabilities subject to subordination clause	**13'619**	**15'331**	**-1'712**

Additional Disclosures

As of December 31 STAFF NUMBERS	2002	2001
Americas	**12'102**	14'762
Europe	**8'252**	9'466
of which Switzerland	***1'453***	*1'685*
Asia/Pacific	**3'070**	3'319
Total	**23'424**	**27'547**

Additional information on the consolidated off balance sheet business

OFF BALANCE SHEET BUSINESS	2002 CHF m	2001 CHF m	Change CHF m
Contingent liabilities			
Credit guarantees in form of bills of exchange and other guarantees	**28'841** [1]	29'154	-313
Less subparticipations allocated	**-2'350**	-1'741	-609
Bid bonds, delivery and performance bonds,			
letters of indemnity, other performance-related guarantees	**2'817**	3'887	-1'070
Less subparticipations allocated	**-437**	-369	-68
Irrevocable commitments in respect of documentary credits	**3'028**	3'751	-723
less subparticipations allocated	**-185**	-1'095	910
Other contingent liabilities	**1'426**	3'278	-1'852
Total contingent liabilities	**33'140**	**36'865**	**-3'725**
Irrevocable commitments	**84'287**	**128'918**	**-44'631**
Confirmed credits (acceptance credits)	**32**	**75**	**-43**
Fiduciary transactions			
Fiduciary placements with third-party institutions	**1'154**	431	723
Fiduciary loans and other fiduciary transactions	**7'166**	8'945	-1'779
Total fiduciary transactions	**8'320**	**9'376**	**-1'056**

[1] Includes contingent liabilities for any losses incurred as a result of counterparty risk where the bank has arranged for client assets to be lent to financial sector borrowers. In these instances the Bank is obligated to compensate the lender for any losses incurred as a result of counterparty risk, however the exposure of the Bank is fully covered by collateral paid by the borrower of the assets.

	Gross positive replacement value				Credit equivalent[4]			
	Remaining life			31.12.02	Remaining life			31.12.02
OPEN DERIVATIVE CONTRACTS	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	**Total CHF bn**	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	**Total CHF bn**
Maturity								
Total interest rate instruments	16.4	67.7	102.5	**186.6**	16.4	69.1	105.4	**190.9**
Total foreign exchange	21.3	8.3	3.9	**33.5**	24.1	11.6	6.0	**41.7**
Total precious metals	0.4	0.4	0.1	**0.9**	0.4	0.4	0.2	**1.0**
Total equities/indices	4.2	5.3	1.2	**10.7**	4.7	6.2	1.5	**12.4**
Total other	0.4	2.6	1.3	**4.3**	0.7	4.0	2.0	**6.7**
Total	**42.7**	**84.3**	**109.0**	**236.0**	**46.3**	**91.3**	**115.1**	**252.7**

OPEN DERIVATIVE CONTRACTS[1]	Contract volume 31.12.02 CHF bn	%	Positive Replacement value[3] 31.12.02 CHF bn	%	Credit equivalent[4] 31.12.02 CHF bn	%
Internal bank rating[2]						
AAA	**1'861.6**	19	**4.7**	9	**9.5**	14
AA	**4'415.0**	44	**23.2**	44	**29.7**	43
A	**2'401.0**	24	**14.3**	27	**18.1**	26
BBB	**598.2**	6	**5.4**	10	**6.5**	9
BB or lower	**724.2**	7	**5.4**	10	**5.9**	8
Total	**10'000.0**	**100**	**53.0**	**100**	**69.7**	**100**

[1] OTC contracts, excluding OTC option sales.
[2] Using Standard & Poor's rating structure, and taking collateral into consideration, where applicable.
[3] In addition to the legally enforceable netting agreements to reduce counterparty risk, the Bank holds pledged assets amounting to CHF 10.8 billion for 2002 (2001: CHF 9.3 billion).
[4] Potential exposures: Positive replacement values plus add-on's.

Additional information on the consolidated off balance sheet business

OPEN DERIVATIVE CONTRACTS	Contract volume[1] Remaining life < 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	31.12.02 Total CHF bn	31.12.01 Total CHF bn	Gross replacement values (RV) 31.12.02 Positive RV[5] CHF bn	Negative RV[5] CHF bn	31.12.01 Positive RV[5] CHF bn	Negative RV[5] CHF bn
Interest rate instruments									
OTC FRAs and other forward contracts	484.5	31.3	1.8	**517.6**	318.0	**0.8**	**0.8**	2.5	2.5
Swaps	2'846.2	2'312.0	1'915.3	**7'073.5**	5'504.1	**165.2**	**158.0**	80.9	79.9
Options bought	249.0	375.5	284.0	**908.5**	790.8	**20.6**	-	14.1	-
Options sold	224.9	390.3	316.6	**931.8**	854.9	-	**22.5**	-	16.2
Traded Futures	368.3	95.7	-	**464.0**	580.4	-	-	-	-
Options	764.0	35.7	-	**799.7**	1'103.2	-	-	-	-
Total interest rate instruments	**4'936.9**	**3'240.5**	**2'517.7**	**10'695.1**	**9'151.4**	**186.6**	**181.3**	**97.5**	**98.6**
Foreign exchange contracts									
OTC Forward contracts[2,3]	597.1	20.6	1.1	**618.8**	1'121.8	**12.8**	**13.5**	18.9	16.6
Swaps[4]	227.1	111.6	70.2	**408.9**	385.6	**16.5**	**19.0**	14.9	17.9
Options bought	155.7	11.3	0.8	**167.8**	214.9	**4.2**	-	5.7	-
Options sold	148.2	12.1	0.8	**161.1**	201.2	-	**4.1**	-	5.7
Traded Futures	1.8	0.2	-	**2.0**	1.3	-	-	-	-
Options	0.4	-	-	**0.4**	0.6	-	-	-	-
Total foreign exchange contracts	**1'130.3**	**155.8**	**72.9**	**1'359.0**	**1'925.4**	**33.5**	**36.6**	**39.5**	**40.2**
Precious metal contracts									
OTC Forward contracts[2]	8.6	6.1	3.2	**17.9**	19.3	**0.8**	**1.0**	0.6	0.7
Options bought	0.3	0.1	0.3	**0.7**	4.4	**0.1**	-	0.7	-
Options sold	0.5	-	-	**0.5**	5.6	-	**1.5**	-	1.1
Traded Futures	-	-	-	-	-	-	-	-	-
Options	-	-	-	-	-	-	-	-	-
Total precious metal contracts	**9.4**	**6.2**	**3.5**	**19.1**	**29.3**	**0.9**	**2.5**	**1.3**	**1.8**
Equity/index contracts									
OTC Forward contracts	11.2	23.6	4.3	**39.1**	38.5	**2.0**	**0.7**	3.5	1.8
Options bought	30.0	32.6	7.9	**70.5**	88.0	**8.7**	-	9.2	-
Options sold	33.0	49.4	5.5	**87.9**	96.3	-	**11.4**	-	11.9
Traded Futures	22.1	0.1	-	**22.2**	37.9	-	-	-	-
Options	107.0	11.3	-	**118.3**	124.1	-	-	-	-
Total equity/index contracts	**203.3**	**117.0**	**17.7**	**338.0**	**384.8**	**10.7**	**12.1**	**12.7**	**13.7**
Other contracts									
OTC Forward contracts	26.5	127.2	21.1	**174.8**	111.0	**4.2**	**4.9**	2.9	3.3
Options bought	1.2	0.7	-	**1.9**	4.1	**0.1**	-	0.6	-
Option sold	0.9	0.3	-	**1.2**	2.5	-	-	-	0.2
Traded Futures	0.1	-	-	**0.1**	1.6	-	-	-	-
Options	-	-	-	-	2.1	-	-	-	-
Total other contracts	**28.7**	**128.2**	**21.1**	**178.0**	**121.3**	**4.3**	**4.9**	**3.5**	**3.5**
TOTAL	**6'308.6**	**3'647.7**	**2'632.9**	**12'589.2**	**11'612.2**	**236.0**	**237.4**	**154.5**	**157.8**
of which OTC contract volume	*5'044.9*	*3'504.7*	*2'632.9*	***11'182.5***	*9'761.0*	-	-	-	-
Replacement value taking into consideration legally enforceable netting agreements						**53.0** [6]	**54.4**	**49.7** [6]	**53.0**

[1] Gross volume of purchases and sales (proprietary and customer transactions).
[2] Including outstanding spot transactions.
[3] Of which up to one month: CHF 286.2 billion (2001: CHF 296.8 billion)
[4] Cross-currency interest rate swaps.
[5] No replacement values are shown for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values on traded derivatives amount to CHF 1.3 billion (2001: CHF 1.5 billion) and CHF 1.0 billion (2001: CHF 0.5 billion) respectively.
[6] In addition to the legally enforceable netting agreements to reduce counterparty risk, the Bank holds pledged assets amounting to CHF 10.8 billion for 2002 (2001: CHF 9.3 billion).

REPORT OF THE GROUP AUDITORS TO THE ANNUAL GENERAL MEETING OF CREDIT SUISSE FIRST BOSTON, ZURICH

As Group auditors of Credit Suisse First Boston, we have audited the consolidated financial statements (consolidated balance sheet, consolidated income statement, consolidated statement of cash flows and notes to consolidated financial statements) for the year ended December 31, 2002. The consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with Swiss accounting rules for banks and comply with the requirements of Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R Nelson   Stephen Bryans

Chartered Accountant   Chartered Accountant

Auditors in Charge

Zurich, February 21, 2003

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The parent company's 2002 net result was a loss of CHF 725 million compared with a gain of CHF 326 million in 2001. The loss is mainly due to decreased trading income and higher write downs and provisions. Net operating income was CHF 3'112 million (CHF 1'100 million or 26% lower than in 2001), gross operating profit was CHF 1'528 million (CHF 539 million or 26% lower than in 2001) and net loss before extraordinary items and taxes was CHF 958 million (gain of CHF 248 million in 2001).

The parent company's total assets decreased from CHF 239 billion at December 31, 2001 to CHF 222 billion at December 31, 2002.

At the Annual General Meeting on February 21, 2003, the registered shareholder will be asked to approve the Board of Directors' proposed appropriation of retained earnings, which includes a dividend of CHF 10 million.

INCOME STATEMENT PARENT COMPANY

INCOME AND EXPENDITURE FROM ORDINARY BANKING BUSINESS	Notes page	2002 CHF m	2001 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income		**5'238**	10'210	-4'972	-49
Interest and dividend income from trading portfolio		**494**	757	-263	-35
Interest and dividend income from financial investments		**179**	276	-97	-35
Interest expense		**-4'494**	-9'626	5'132	-53
Net interest income		**1'417**	**1'617**	**-200**	**-12**
Results from commission and service fee activities					
Commission income from lending activities		**838**	686	152	22
Commission from securities and investment transactions		**638**	703	-65	-9
Commission from other services		**42**	42	-	-
Commission expense		**-160**	-173	13	-8
Net commission and service fee income		**1'358**	**1'258**	**100**	**8**
Net trading income	69	**227**	**1'271**	**-1'044**	**-82**
Other ordinary income					
Income from the sale of financial investments		**127**	114	13	11
Income from participations		**471**	440	31	7
Real estate income		**6**	9	-3	-33
Sundry ordinary income		**186**	86	100	116
Sundry ordinary expenses		**-680**	-583	-97	17
Net other ordinary income		**110**	**66**	**44**	**67**
Net operating income		**3'112**	**4'212**	**-1'100**	**-26**
Operating expenses					
Personnel expenses		**-875**	-1'106	231	-21
Other operating expenses		**-709**	-1'039	330	-32
Total operating expenses		**-1'584**	**-2'145**	**561**	**-26**
Gross operating profit		**1'528**	**2'067**	**-539**	**-26**
NET PROFIT					
Gross operating profit		**1'528**	2'067	-539	-26
Depreciation and write-downs on non-current assets		**-308**	-346	38	-11
Valuation adjustments, provisions and losses	69, 74	**-2'178**	-1'473	-705	48
Loss/profit before extraordinary items and taxes		**-958**	**248**	**-1'206**	**-486**
Extraordinary income	69	**17**	13	4	31
Extraordinary expenses	69	**-**	-12	12	-100
Taxes		**216**	77	139	181
Net loss/profit		**-725**	**326**	**-1'051**	**-322**

BALANCE SHEET PARENT COMPANY

ASSETS	31.12.02 CHF m	31.12.01 CHF m	Change CHF m	Change %
Cash	**441**	1'493	-1'052	-70
Money market papers	**13'197**	17'704	-4'507	-25
Due from banks	**107'428**	109'315	-1'887	-2
of which securities lending and reverse repurchase agreements	***17'420***	*30'339*	*-12'919*	*-43*
Due from customers	**45'937**	48'889	-2'952	-6
of which securities lending and reverse repurchase agreements	***14'084***	*16'537*	*-2'453*	*-15*
Mortgages	**1'284**	2'251	-967	-43
Securities and precious metals trading portfolio	**15'062**	16'205	-1'143	-7
Financial investments	**3'466**	5'005	-1'539	-31
Participations	**16'889**	16'255	634	4
Fixed and intangible assets	**3'390**	3'524	-134	-4
Accrued income and prepaid expenses	**1'727**	2'306	-579	-25
Other assets	**13'568**	16'351	-2'783	-17
TOTAL ASSETS	**222'389**	**239'298**	**-16'909**	**-7**
Total subordinated claims	***1'114***	*1'130*	*-16*	*-1*
Total due from consolidated participations and qualified shareholders	***113'977***	*106'808*	*7'169*	*7*

LIABILITIES	Notes page	31.12.02 CHF m	31.12.01 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers		**25'264**	23'386	1'878	8
Due to banks		**105'990**	118'615	-12'625	-11
of which securities borrowing and repurchase agreements		***21'470***	*21'050*	*420*	*2*
Due to customers, savings and investment deposits		**1'552**	1'961	-409	-21
Due to customers, other deposits		**31'998**	38'526	-6'528	-17
of which securities borrowing and repurchase agreements		***154***	*87*	*67*	*77*
Bonds and mortgage-backed bonds	70-73	**21'325**	19'313	2'012	10
Accrued expenses and deferred income		**2'603**	2'934	-331	-11
Other liabilities		**12'586**	12'945	-359	-3
Valuation adjustments and provisions	74	**399**	211	188	89
Total liabilities		**201'717**	**217'891**	**-16'174**	**-7**
Share capital	75	**4'400**	4'400	-	-
General legal reserves		**13'443**	13'443	-	-
Other reserves		**103**	103	-	-
Retained earnings carried forward		**3'451**	3'135	316	10
Net loss/profit		**-725**	326	-1'051	-322
Total shareholder's equity	76	**20'672**	**21'407**	**-735**	**-3**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		**222'389**	**239'298**	**-16'909**	**-7**
Total subordinated liabilities		***10'262***	*11'102*	*-840*	*-8*
Total liabilities due to consolidated participations and qualified shareholders		***19'882***	*21'519*	*-1'637*	*-8*

OFF BALANCE SHEET BUSINESS PARENT COMPANY

OFF BALANCE SHEET BUSINESS	Notes page	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m	Change %
Contingent liabilities		**40'642**	43'822	-3'180	-7
Irrevocable commitments		**75'857**	119'643	-43'786	-37
Confirmed credits		**32**	75	-43	-57
Derivative financial instruments					
- gross positive replacement value		**24'224**	30'285	-6'061	-20
- gross negative replacement value		**23'200**	27'875	-4'675	-17
- contract volume		**1'904'924**	2'184'256	-279'332	-13
Fiduciary transactions	77	**1'191**	475	716	151

PROPOSED APPROPRIATION OF RETAINED EARNINGS PARENT COMPANY
at the disposal of the February 21, 2003, Annual General Meeting

RETAINED EARNINGS	**31.12.02** **CHF**	31.12.01 CHF	Change CHF
Net annual loss/profit	**-725'102'222**	325'506'408	-1'050'608'630
Retained earnings carried forward	**3'450'710'321**	3'135'203'913	315'506'408
Retained earnings at the year-end	**2'725'608'099**	**3'460'710'321**	**-735'102'222**
Proposal:			
Dividend	**10'000'000**	10'000'000	-
Allocations to general legal reserves [1]	**-**	-	-
Balance to be carried forward	**2'715'608'099**	3'450'710'321	-735'102'222
Total	**2'725'608'099**	**3'460'710'321**	**-735'102'222**

[1] As the general legal reserve exceeds 50% of share capital no allocation to the general legal reserves is required for 2002.

Zurich, February 21, 2003
For the Board of Directors
Chairman: Walter B Kielholz

For the Bank
John J Mack
Chief Executive Officer

Barbara A Yastine
Chief Financial Officer of the Bank

The parent company's financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Federal Banking Commission guidelines.

In general, the parent company's financial statements are based on the same accounting and valuation principles used for the consolidated financial statements. However, unlike the consolidated financial statements, which give a 'true and fair view' of the financial position and the results of operations, the parent company's financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. In addition, undisclosed reserves arise from recording excessive provisions and loan loss reserves or if provisions and loan reserves, which are no longer necessary, are not written back to income. Further the portfolio valuation method is applied to the participation position and related intangible assets. Deferred tax assets for net operating loss carry forwards are not recognized.

Notes on risk management

For information on the parent company's policy with regard to risk management and the use of financial derivatives, see notes to the Bank's consolidated financial statements.

ANALYSIS OF INCOME	2002 CHF m	2001 CHF m	Change CHF m
NET TRADING INCOME			
Income from trading in interest related instruments	**146**	2	144
Income from trading in equity related instruments	**83**	474	-391
Income from foreign exchange and banknote trading	**47**	788	-741
Income from precious metals trading	**16**	26	-10
Other loss from trading	**-65**	-19	-46
Total net trading income	**227**	**1'271**	**-1'044**

ANALYSIS OF EXPENSES	2002 CHF m	2001 CHF m	Change CHF m
VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES			
Provisions and valuation adjustments for default risks	**2'162**	1'457	705
Provisions and valuation adjustments for other business risks	**12**	13	-1
Other losses	**4**	3	1
of which in credit business	***2***	-	*2*
Total valuation adjustments, provisions and losses	**2'178**	**1'473**	**705**

ANALYSIS OF EXTRAORDINARY INCOME AND EXPENSES	2002 CHF m	2001 CHF m	Change CHF m
EXTRAORDINARY INCOME			
Gains realized from the disposal of participations	**17**	2	15
Gains realized from the sale of fixed assets	**-**	2	-2
Other extraordinary income	**-**	9	-9
Total extraordinary income	**17**	**13**	**4**
EXTRAORDINARY EXPENSES			
Losses realized from the sale of fixed assets	**-**	4	-4
Other extraordinary expenses	**-**	8	-8
Total extraordinary expenses	**-**	**12**	**-12**

NOTES TO FINANCIAL STATEMENTS

Additional information on the parent company balance sheet

All bonds denominated in currencies superseded by the Euro have been converted to Euro amounts for the purposes of this disclosure. Although not all such bonds have been formally redenominated, all underlying cashflows now take place in Euro.

BONDS AND MORTGAGE BONDS ISSUED BY CSFB (PARENT COMPANY)

Redemption date	Coupon	Year of issue	Call date	Currency	Issue amount in millions	Subparticipation in millions
1.2003	0.00%	2002		GBP	6.3	
1.2003	various	2001-2002		USD	134.6	
1.2003	7.00%	2001-2002		EUR	25.0	
1.2003	0.00%	2001		EUR	11.6 [4]	
1.2003	7.75%	1991		CHF	100.0	100.0 [3]
1.2003	7.25%	1992		CHF	100.0	100.0 [3]
2.2003	various	2001-2002		EUR	47.0	
2.2003	various	2002		USD	21.8	
2.2003	8.27%	2002		CHF	10.0	
3.2003	9.03%	2002		EUR	10.0	
3.2003	7.02%	2002		CHF	6.0	
3.2003	various	1998		CHF	41.0 [4]	
3.2003	0.00%	2001		EUR	24.0 [4]	
3.2003	0.00%	2000		USD	100.4 [4]	
3.2003	0.00%	1999		GBP	5.1 [4]	
3.2003	0.00%	2001		JPY	1'637.8 [4]	
3.2003	3.50%	1993		CHF	125.0 [1]	
3.2003	3.50%	1993		CHF	75.0 [1]	
4.2003	various	2001-2002		USD	43.2	
4.2003	7.00%	2001		EUR	10.0	
4.2003	0.00%	2001		GBP	11.0 [4]	
4.2003	1.00%	1996		USD	75.0	
4.2003	7.30%	2002		NOK	65.2	
5.2003	15.75%	2001		VEB	7'000.0	
5.2003	variable	2002		EUR	20.0	
5.2003	various	2002		USD	18.6	
5.2003	various	2002		TRL	49'223'448.0	
6.2003	0.00%	2001		EUR	225.0	
6.2003	various	2001-2002		CHF	32.0	
6.2003	various	2002		USD	48.0	
7.2003	0.00%	2000		EUR	110.3 [4]	
7.2003	various	1997-2002		USD	49.1	
7.2003	various	2001-2002		CHF	27.0	
8.2003	various	2000-2002		USD	60.4	
9.2003	0.00%	2002		AUD	10.0	
9.2003	various	1997-2002		USD	32.6	
9.2003	various	2000-2002		EUR	46.8	
9.2003	0.00%	2002		NOK	86.0	
9.2003	17.00%	2002		CHF	10.0	
9.2003	6.13%	1993		USD	200.0 [1]	
10.2003	6.25%	2001		CHF	25.0	
10.2003	various	2001-2002		USD	65.9	
10.2003	9.50%	2001		EUR	15.0	
11.2003	5.00%	1998-2000		CHF	63.0	
11.2003	0.00%	2001		EUR	9.5	
11.2003	6.25%	1993		EUR	306.8 [1]	
11.2003	various	2002		USD	4.9	
12.2003	various	2000-2002		USD	106.6 [3]	
12.2003	0.00%	2001		CHF	35.1 [4]	
12.2003	0.00%	2002		CHF	5.0	
12.2003	1.00%	2001		EUR	13.0	
1.2004	various	2001-2002		USD	63.6	
1.2004	7.75%	2002		CHF	10.0	
2.2004	various	2002		USD	9.9	

Redemption date	Coupon	Year of issue	Call date	Currency	Issue amount in millions	Subparticipation in millions
2.2004	4.50%	2002		CHF	25.0	
2.2004	various	2002		EUR	20.0	
3.2004	various	2001-2002		USD	43.9	
3.2004	various	2000-2001		EUR	44.1	
3.2004	0.00%	2001		EUR	47.5 [4]	
3.2004	2.50%	2001		GBP	3.5	
3.2004	0.00%	2001		JPY	2'878.5 [4]	
4.2004	various	2001-2002		USD	25.5	
4.2004	4.38%	1996		CHF	200.0	
5.2004	various	2002		USD	8.1	
5.2004	0.00%	2001		EUR	5.4	
6.2004	various	2002		USD	5.4	
6.2004	8.05%	2001		EUR	2.0	
7.2004	various	2001-2002		USD	43.0	
7.2004	various	2002		EUR	46.4	
7.2004	6.00%	2002		CHF	10.0	
7.2004	variable	2001		JPY	2'500.0	
8.2004	various	2001-2002		USD	19.1	
9.2004	various	2001-2002		USD	17.8	
9.2004	0.00%	2001		USD	7.1 [4]	
10.2004	0.00%	2002		USD	3.6 [4]	
10.2004	various	2001-2002		USD	25.0	
10.2004	various	2001-2002		EUR	16.0	
11.2004	various	2001-2002		USD	46.0	
11.2004	various	2001-2002		EUR	43.0	
11.2004	8.50%	1994		USD	300.0 [1]	
12.2004	various	1999-2002		USD	127.8	
12.2004	various	2001-2002		EUR	25.2	
12.2004	6.04%	1994		EUR	51.1 [1]	
1.2005	various	1999-2002		USD	85.9	
1.2005	0.00%	2002		CHF	12.0	
1.2005	0.00%	2002		GBP	5.4	
2.2005	various	2000-2002		USD	55.5	
2.2005	2.50%	2002		EUR	5.0	
2.2005	5.50%	1995		CHF	100.0 [1]	100.0 [3]
3.2005	various	2001-2002		USD	52.4	
3.2005	6.70%	2002		EUR	13.0	
3.2005	5.75%	1995		CHF	225.0 [1]	
4.2005	various	2000-2002		USD	99.3	
4.2005	0.00%	2002		CHF	20.0	
4.2005	0.00%	2002		EUR	64.0	
5.2005	various	1999-2002		USD	140.3	
5.2005	0.00%	1999		EUR	2.9	
5.2005	0.00%	2002		GBP	10.0	
6.2005	various	2002		USD	30.3	
6.2005	various	2000-2002		EUR	39.4	
7.2005	various	2001-2002		USD	34.8	
7.2005	0.00%	2002		EUR	25.7	
8.2005	various	1999-2002		USD	136.9	
9.2005	0.00%	2002		EUR	10.0	
9.2005	various	2002		USD	15.6	
10.2005	various	2002		USD	12.4	
10.2005	0.00%	2002		EUR	15.0	
11.2005	various	1997-2002		USD	238.0	
11.2005	3.13%	1995		CHF	300.0	300.0 [3]
12.2005	various	2001-2002		USD	47.6	
12.2005	0.00%	2002		EUR	7.8	
1.2006	various	2002		USD	75.3	

Redemption date	Coupon	Year of issue	Call date	Currency	Issue amount in millions	Subparticipation in millions
1.2006	1.25%	2002		EUR	9.5	
2.2006	0.00%	2001-2002		USD	15.7	
3.2006	0.00%	2002		USD	16.6	
4.2006	various	2002		USD	57.8	
5.2006	0.00%	2002		USD	5.7	
6.2006	various	2002		USD	9.5	
6.2006	7.21%	1996		USD	237.5 [1]	
6.2006	6.84%	1997		USD	95.0 [1]	
7.2006	0.00%	2001		EUR	10.0	
7.2006	various	2002		USD	16.4	
8.2006	various	2001-2002		USD	34.0	
9.2006	various	2002		USD	76.1	
9.2006	0.00%	2002		EUR	13.7	
10.2006	0.00%	2002		EUR	27.1	
11.2006	0.00%	1998		EUR	0.7	
12.2006	various	2001-2002		USD	115.0	
3.2007	2.06%	2001		USD	2.0	
3.2007	0.00%	2002		CHF	17.5	
4.2007	0.00%	2002		USD	29.0	
5.2007	various	2002		EUR	14.8	
5.2007	various	2002		USD	36.5	
6.2007	0.00%	2002		USD	28.9	
7.2007	5.25%	1995		CHF	100.0 [1]	
7.2007	5.25%	1995		CHF	150.0 [1]	
7.2007	0.00%	2002		USD	6.7	
8.2007	0.00%	2002		EUR	28.3	
8.2007	0.00%	2002		USD	20.2	
9.2007	0.00%	2002		USD	86.8	
9.2007	0.00%	2002		CHF	40.8	
9.2007	0.00%	2002		EUR	26.1	
10.2007	0.00%	2002		USD	116.6	
10.2007	0.00%	2002		CHF	17.1	
11.2007	various	2002		USD	76.8	
11.2007	0.00%	1998		EUR	2.2	
12.2007	0.00%	2001-2002		USD	838.6	
12.2007	0.00%	2002		EUR	247.2	
1.2008	0.00%	2002		USD	67.2	
2.2008	2.00%	2000		USD	165.0	
2.2008	4.50%	1996		CHF	200.0	200.0 [3]
5.2008	6.50%	1998		USD	200.0 [1]	
5.2008	0.00%	2002		EUR	20.3	
6.2008	0.00%	2002		EUR	26.5	
7.2008	0.00%	2002		USD	26.3	
8.2008	0.00%	2002		USD	5.3	
9.2008	0.00%	2002		USD	16.9	
11.2008	0.00%	1998		EUR	1.9	
12.2008	0.00%	2002		USD	19.1	
6.2009	0.00%	2002		CHF	107.0	
6.2009	0.00%	2002		EUR	541.0	
6.2009	0.00%	2002		USD	350.8	
7.2009	0.00%	2002		USD	2.9	
9.2009	various	2002		USD	57.8	
9.2009	0.00%	2002		CHF	88.9	
9.2009	0.00%	2002		EUR	82.4	
10.2009	0.00%	2002		USD	33.3	
10.2009	6.25%	1999		EUR	225.0 [1]	
11.2009	0.00%	2002		USD	5.0	
12.2009	0.00%	1999-2002		USD	17.5	

Redemption date	Coupon	Year of issue	Call date	Currency	Issue amount in millions	Subparticipation in millions
12.2009	6.00%	1999		EUR	150.0 [1]	
3.2010	6.50%	2000		EUR	100.0 [1]	
4.2010	variable	2000		USD	160.0 [1]	
4.2010	variable	2000		USD	250.0 [1]	
5.2010	5.75%	1998		EUR	33.2 [1]	
5.2010	5.75%	1998		EUR	179.0 [1]	
7.2010	0.00%	2002		USD	65.5	
8.2010	2.19%	2000		JPY	3'000.0 [1]	
10.2010	0.00%	2002		USD	10.0	
11.2010	0.00%	2002		USD	15.0	
7.2011	various	2002		USD	248.4	
3.2012	12.50%	2002		PHP	1'020.0	
8.2012	0.00%	2002		USD	38.0	
9.2012	0.00%	2002		USD	36.5	
11.2012	various	2002		USD	79.3	
12.2012	0.00%	2002		USD	182.5	
12.2012	0.00%	2002		CHF	120.0	
12.2012	0.00%	2002		EUR	152.0	
6.2013	6.45%	2001		EUR	750.0 [1]	
10.2014	8.68%	1999		EUR	15.0 [1]	
1.2015	9.00%	2000		EUR	15.0 [1]	
3.2016	5.00%	1986		CHF	176.2 [1]	
3.2016	5.00%	1986		CHF	23.8 [1]	
1.2017	6.35%	2000		AUD	23.7 [2]	
10.2019	7.15%	1999		EUR	12.0 [1]	
1.2022	0.00%	1999		USD	5.0 [1]	
1.2022	6.18%	2000		USD	63.9 [1]	
12.2024	0.00%	1999-2002		USD	17.3 [1]	
1.2025	0.00%	1999		USD	15.0 [1]	
1.2026	0.00%	1999		USD	20.0 [1]	
12.2026	0.00%	1999-2002		USD	33.6 [1]	
10.2027	0.00%	2002		JPY	320.0	
11.2027	0.00%	2002		JPY	510.0	
12.2027	0.00%	1999-2002		USD	13.5 [1]	
1.2028	0.00%	1999		USD	40.3 [1]	
10.2029	7.05%	1999		EUR	25.0 [1]	
10.2029	9.35%	1999		EUR	25.0 [1]	
10.2032	0.00%	2002		JPY	200.0	
11.2032	0.00%	2002		JPY	100.0	
perpetual	7.74%	1997	6.2007	USD	100.0 [1]	
perpetual	6.91%	2001		EUR	400.0 [1]	
perpetual	3.50%	2002		JPY	17'000.0 [1]	
perpetual	3.57%	2001	12.2006	JPY	30'500.0 [1]	
perpetual	6.41%	1997	6.2007	EUR	114.3 [1]	
perpetual	6.50%	1997	6.2007	EUR	76.2 [1]	
perpetual	8.25%	1997	7.2009	GBP	150.0 [1]	
perpetual	7.90%	1997	5.2007	USD	500.0 [1]	
perpetual	4.39%	1997	7.2007	CHF	500.0 [1]	
perpetual	8.34%	2000	6.2010	EUR	250.0 [1]	
perpetual	6.66%	2000	6.2010	CHF	150.0 [1]	
perpetual	8.51%	2000	6.2015	GBP	150.0 [1]	
perpetual	3.62%	1999	6.2004	USD	125.0 [1]	

[1] Subordinated bonds.

[2] Credit linked notes issued by CSFB Guernsey branch.

[3] Subparticipations to banks within CSG.

[4] Structured notes, reclassed from due to customers to bonds and mortgage-backed bonds in 2002

NOTES TO FINANCIAL STATEMENTS
Additional information on the parent company balance sheet

DETAILS OF CSG SHARES HELD BY THE PARENT COMPANY [1]	Registered shares (nom. value CHF 1) Quantity in thousands	Book value CHF m
Securities trading portfolio		
Portfolio at December 31, 2002	**3'689**	111
Portfolio at December 31, 2001	**4'465**	316

[1] Net current positions in CSG shares are subject to delivery commitments under derivatives contracts. When these commitments are taken into account, the parent company's net proprietary holdings of CSG shares are insignificant.

PLEDGED AND ASSIGNED ASSETS AND ASSETS UNDER RESERVATION OF OWNERSHIP [1]	31.12.02 CHF m	31.12.01 CHF m	Change CHF m
Assets pledged and assigned as collateral [2]	**6'961**	5'539 [3]	1'422
Actual commitments secured	**6'960**	5'534 [4]	1'426

[1] None of the Bank's assets were under reservation of ownership either in 2002 or in the previous year.

[2] Thereof assets provided with the right to sell or repledge with respect to securities lending and borrowing and repurchase agreements as at December 31, 2002: CHF 5'668 million (2001: CHF 4'020 million).

[3] Assets pledged and assigned as collateral reflects reclassification of CHF 19'340 million to be consistent with current year presentation.

[4] Actual commitments secured reflects reclassification of CHF 5'179 million to be consistent with current year presentation.

LIABILITIES IN RESPECT OF OWN PENSION FUNDS

On the balance sheet date, total liabilities in respect of the Bank's own pension funds amounted to CHF 681 million (as of December 31, 2001: CHF 1'116 million).

VALUATION ADJUSTMENTS AND PROVISIONS	Total 31.12.01 CHF m	Specific write-downs and usage CHF m	Reclassifi-cations [3] CHF m	Recoveries, endangered interest, currency differences CHF m	Net charges/ releases to income statement [2] CHF m	**Total 31.12.02 CHF m**
Valuation adjustments and provisions for default risks	2'827	-1'196	78	-384	2'163	**3'488**
Valuation adjustments and provisions for other business risks	35	-	-30	-2	6	**9**
Provisions for taxes and deferred taxes	-25	-187	538	-1	-222 [1]	**103**
Other provisions	108	-3	12	-2	6	**121**
Total write-downs and provisions	**2'945**	**-1'386**	**598**	**-389**	**1'953**	**3'721**
Less direct charge-offs against specific assets	-2'734					**-3'322**
Total write-downs and provisions shown in balance sheet	**211**					**399**

[1] CHF -6 million deviation from the income statement due to deferred tax assets that are not included in provisions.

[2] CHF 3 million deviation to income statement due to losses not included in provisions.

[3] Reclassifications includes CHF 598 million transferred from other balance sheet positions.

NOTES TO FINANCIAL STATEMENTS

Additional information on the parent company balance sheet

COMPOSITION OF SHARE CAPITAL	2002 Quantity	2002 Total nominal value CHF	2002 Capital ranking for dividends CHF	2001 Quantity	2001 Total nominal value CHF	2001 Capital ranking for dividends CHF
Paid-up capital						
Bearer shares at CHF 100						
Capital on January 1	**15'316'000**	**1'531'600'000**		15'316'000	1'531'600'000	
Capital on December 31	**15'316'000**	**1'531'600'000**	**1'531'600'000**	**15'316'000**	**1'531'600'000**	**1'531'600'000**
Registered shares at CHF 100						
Capital on January 1	**28'680'652**	**2'868'065'200**		28'680'652	2'868'065'200	
Capital on December 31	**28'680'652**	**2'868'065'200**	**2'868'065'200**	**28'680'652**	**2'868'065'200**	**2'868'065'200**
TOTAL SHARE CAPITAL		**4'399'665'200**	**4'399'665'200**		**4'399'665'200**	**4'399'665'200**

AUTHORIZED AND CONDITIONAL CAPITAL	2002 Quantity	2002 Total nominal value CHF	2001 Quantity	2001 Total nominal value CHF	2000 Quantity	2000 Total nominal value CHF
Authorized share capital						
Registered shares at CHF 100						
Authorized share capital on January 1	-	-	1'704'424	170'442'400	3'119'488	311'948'800
Cancellation of approved share capital on March 7	-	-	-1'704'424	-170'442'400	-	-
Expiration of approved share capital on April 28	-	-	-	-	-3'119'488	-311'948'800
Capital increase on October 2	-	-	-	-	12'332'960	1'233'296'000
Utilized as capital on November 3	-	-	-	-	-10'628'536	-1'062'853'600
Authorized share capital on December 31	**-**	**-**	**-**	**-**	**1'704'424**	**170'442'400**
Conditional share capital on December 31	**-**	**-**	**-**	**-**	**-**	**-**

MAJOR SHAREHOLDERS AND GROUPS OF SHAREHOLDERS	31.12.02 Quantity	31.12.02 Total nominal value CHF	31.12.02 Share %	31.12.01 Quantity	31.12.01 Total nominal value CHF	31.12.01 Share %
Bearer shares at CHF 100 with voting rights						
CSG	**15'316'000**	**1'531'600'000**	**100**	**15'316'000**	**1'531'600'000**	**100**
Registered shares at CHF 100 with voting rights						
CSG	**28'680'652**	**2'868'065'200**	**100**	**28'680'652**	**2'868'065'200**	**100**

NOTES TO FINANCIAL STATEMENTS
Additional information on the parent company balance sheet

SHAREHOLDER'S EQUITY	2002 CHF m	2001 CHF m	Change CHF m
Beginning shareholder's equity			
Share capital	**4'400**	4'400	-
General legal reserves	**13'443**	13'443	-
Other reserves	**103**	103	-
Retained earnings	**3'461**	3'145	316
of which carried forward from previous year	***3'135***	*1'911*	1'224
of which net profit	***326***	*1'234*	*-908*
Shareholder's equity as of January 1	**21'407**	**21'091**	**316**
Capital increase	-	-	-
Payments			
Dividend	**-10**	-10	-
Net loss/profit	**-725**	326	-1'051
Shareholder's equity as of December 31	**20'672**	**21'407**	**-735**
Share capital	**4'400**	4'400	-
General legal reserves	**13'443**	13'443	-
Other reserves	**103**	103	-
Retained earnings	**2'726**	3'461	-735
of which carried forward from previous year	***3'451***	*3'135*	*316*
of which net loss/profit	***-725***	*326*	*-1'051*

CLAIMS ON AND LIABILITIES TO AFFILIATED COMPANIES, AND LOANS TO MEMBERS OF THE PARENT COMPANY'S GOVERNING BODIES	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m
Claims on affiliated companies	**8'085**	13'981	-5'896
Liabilities to affiliated companies	**34'309** [1]	36'868	-2'559
Loans to members of the parent company's governing bodies	-	-	-

FURTHER DETAILS ON FIXED ASSETS	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m
Fire insurance value of tangible fixed assets			
Real estate	**2'037**	2'026	11
Other fixed assets	**48**	9	39

BREAKDOWN OF FIDUCIARY TRANSACTIONS	**31.12.02 CHF m**	31.12.01 CHF m	Change CHF m
Fiduciary placements with third-party institutions	**1'154**	431	723
Fiduciary loans and other fiduciary transactions	**37**	44	-7
Total fiduciary transactions	**1'191**	**475**	**716**

[1] Commitments and Contingencies for Group Companies:
Contingent liabilities to other Group entities include guarantees for obligations, performance related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off balance sheet section of the financial statement.
In some instances the parent company's exposure is not defined as an amount but relates to specific circumstances as the solvability of subsidiaries or the performance of a service.
Further as shareholder of Credit Suisse First Boston International, an unlimited company incorporated in England and Wales, the parent company has a joint, several and unlimited obligation to meet any insufficiency in the assets in the event of liquidation.

Additional Disclosures

Staff numbers As of December 31	**2002**	2001
Switzerland	**1'403**	1'467
Abroad	**608**	668
Total staff	**2'011**	**2'135**

Offices As of December 31	**2002**	2001
Switzerland	**9**	9
Abroad	**23**	23
Total offices	**32**	**32**

REPORT OF THE STATUTORY AUDITORS TO THE ANNUAL GENERAL MEETING OF CREDIT SUISSE FIRST BOSTON, ZURICH

As statutory auditors of Credit Suisse First Boston, we have audited the accounting records and the financial statements (balance sheet, income statement and notes to financial statements) for the year ended December 31, 2002. The financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and the financial statements and the proposed appropriation of retained earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R Nelson	Stephen Bryans
Chartered Accountant	Chartered Accountant

Auditors in Charge

Zurich, February 21, 2003

Published by
Credit Suisse First Boston
FFCC
P.O. Box 900
8070 Zurich, Switzerland
Tel: (+411) 332 3133
Fax: (+411) 332 8375
http://www.csfb.com

Languages
English
German

ANNEX II

EXCERPTS FROM CREDIT SUISSE FIRST BOSTON

ANNUAL REPORTS 2001 AND 2000

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2001

FINANCIAL HIGHLIGHTS
Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31 **CONSOLIDATED INCOME STATEMENT**	**2001** **CHF m**	2000 CHF m
Net operating income	**24'259**	21'580
Personnel expenses	**-16'806**	-13'604
Other operating expenses	**-5'119**	-3'505
Gross operating profit	**2'334**	4'471
Depreciation and write-downs on non-current assets	**-2'652**	-1'115
Valuation adjustments, provisions and losses	**-2'132**	-953
Consolidated loss/profit before extraordinary items and taxes	**-2'450**	2'403
Net extraordinary items, net of related taxes	**-10**	-1'100
Taxes on loss/profit before extraordinary items	**599**	-763
Consolidated net loss/profit (including minority interests)	**-1'861**	540
of which minority interests	***331***	*127*
Consolidated net loss/profit (excluding minority interests)	**-2'192**	413

As of December 31 **CONSOLIDATED BALANCE SHEET**	**2001** **CHF m**	2000 CHF m
Total assets	**687'276**	674'077
Due from banks[1]	**41'614**	38'495
Due from customers[1]	**68'487**	70'774
Due to banks[2]	**210'076**	240'279
Due to customers[2]	**70'351**	72'235
Shareholder's equity[3,4]	**26'965**	29'280
of which minority interests[3]	***10'592***	*10'409*

KEY RATIOS	**2001** **%**	2000 %
Cost/income[5]	**90.4**	79.3
Tax rate on profit before extraordinary items	**24.4**	31.7
Return on equity[6]	**-6.3**	9.3
BIS tier 1 ratio[4]	**12.9**	13.6
BIS total capital ratio	**22.4**	22.2
Equity/assets	**3.9**	4.3
Equity/assets net of securities lending and reverse repurchase agreements	**5.8**	6.6

As of December 31 **STAFF NUMBERS**	**2001**	2000
Americas	**14'762**	17'219
Europe	**9'466**	10'011
of which Switzerland	***1'685***	*1'576*
Asia/Pacific	**3'319**	3'236
Total	**27'547**	**30'466**

As of December 31, 2001 **CREDIT SUISSE FIRST BOSTON RATINGS**	Short-term debt	Long-term debt Senior	 Senior Subordinated	 Junior Subordinated
Moody's, New York	P-1	Aa3	A1	A1
Standard & Poor's, New York	A-1+	AA	AA-	A+
Fitch IBCA Ltd, New York	F-1+	AA	AA-	A+

[1] Net of securities lending and reverse repurchase agreements.
[2] Net of securities borrowing and repurchase agreements.
[3] Minority interests include (a) CHF 217 million (2000: CHF 222 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 925 million (2000: CHF 937 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group ('CSG') (c) CHF 1'717 million (2000: CHF 1'675 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in subsidiaries of Credit Suisse First Boston ('the Bank') and (d) CHF 6'995 million (2000: CHF 6'825 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank.
In total, CSG's holding in the minority interest of the Bank amounted to CHF 9'637 million (2000: CHF 9'437 million).
[4] Core capital includes CHF 1'094 million (2000: CHF 1'102 million) of innovative Tier 1 instruments.
[5] Operating expenses as a percentage of net operating income.
[6] Consolidated net loss/profit after ordinary taxes, but before extraordinary items compared to quarterly average equity.

FINANCIAL INFORMATION ON BUSINESS UNITS (BU)

For the year ended December 31, 2001 **CONSOLIDATED INCOME STATEMENT**	BU [1,2] CSFB CHF m	BU [1,2] CSAM CHF m	REAL [1,2] ESTATE CHF m	Adjustments[1,3] CHF m	**Total LE CSFB[4] CHF m**
Results from interest business					
Interest and discount income	23'553	46	-	-30	**23'569**
Interest and dividend income from trading portfolio	12'999	-	-	-	**12'999**
Interest and dividend income from financial investments	330	3	-	-7	**326**
Interest expense	-33'110	45	-90	-171	**-33'326**
Net interest income	**3'772**	**94**	**-90**	**-208**	**3'568**
Results from commission and service fee activities					
Commission income from lending activities	662	-	-	-	**662**
Commission from securities and investment transactions	10'293	2'104	-	115	**12'512**
Commission from other services	822	31	-	71	**924**
Commission expense	-258	-626	-	-106	**-990**
Net commission and service fee income	**11'519**	**1'509**	**-**	**80**	**13'108**
Net trading income	**8'900**	**-**	**-**	**-694**	**8'206**
Other ordinary income					
Income from the sale of financial investments	686	225	1	-265	**647**
Income from participations	111	1	-	6	**118**
of which from participations accounted for using the equity method	*104*	*1*	-	-	***105***
of which from other non-consolidated participations	*7*	-	-	*6*	***13***
Real estate income/losses	14	-3	11	3	**25**
Sundry ordinary income	165	29	21	2	**217**
Sundry ordinary expenses	-1'538	-222	-	130	**-1'630**
Net other ordinary income	**-562**	**30**	**33**	**-124**	**-623**
Net operating income	**23'629**	**1'633**	**-57**	**-946**	**24'259**
Operating expenses					
Personnel expenses	-13'582	-646	-	-2'578	**-16'806**
Other operating expenses	-5'543	-472	144	752	**-5'119**
Total operating expenses	**-19'125**	**-1'118**	**144**	**-1'826**	**-21'925**
Gross operating profit	**4'504**	**515**	**87**	**-2'772**	**2'334**
Depreciation and write-downs on non-current assets	-919	-32	-157	-1'544	**-2'652**
Valuation adjustments, provisions and losses	-1'541	-	-3	-588	**-2'132**
Profit/loss before extraordinary items and taxes	**2'044**	**483**	**-73**	**-4'904**	**-2'450**
Extraordinary items, net of related taxes	-1	-14	-1	6	**-10**
Taxes on profit/loss before extraordinary items	-455	-69	5	1'118	**599**
Net operating profit/loss including minority interests	**1'588**	**400**	**-69**	**-3'780**	**-1'861**
Amortization of acquired intangible assets, net of taxes and goodwill	-1'103	-86	-	1'189	**-**
Acquisition interest, net of tax	-501	-58	-	559	**-**
Amortization of retention payments, net of taxes	-515	-20	-	535	**-**
Exceptional items, net of tax	-1'092	-	-	1'092	**-**
Profit/loss including minority interests	**-1'623**	**236**	**-69**	**-405**	**-1'861**
Minority interests	*1*	-	-	*330*	***331***
Profit/loss excluding minority interests	**-1'624**	**236**	**-69**	**-735**	**-2'192**

[1] The BU information and adjustments presented above are unaudited.

[2] The results presented here reflect the organizational structure in effect through December 31, 2001 (for more information see page 5).

[3] The business unit income statement differs from the presentation of the Bank's consolidated results in (a) presenting operating income by division, (b) including brokerage, execution and clearing expenses as part of other operating expenses rather than netted against operating income, (c) excluding acquisition-related costs of acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill from operating income, personnel expenses and depreciation and write-offs on non-current assets, respectively, and reporting these acquisition-related costs separately in the income statement, (d) deducting minority interests from operating income and (e) excluding exceptional items from operating income, personnel expenses, depreciation and write-offs on non-current assets and valuation adjustments, provisions and losses and reporting these exceptional items separately in the income statement.

[4] The total column has been extracted from the attached audited financial statements.

FINANCIAL INFORMATION ON BUSINESS UNITS (BU)

As of December 31, 2001 **ASSETS**	BU [1,2] CSFB CHF m	BU [1,2] CSAM CHF m	REAL [1,2] ESTATE CHF m	Adjustments[1,3] CHF m	**Total** **LE CSFB[4]** **CHF m**
Cash	1'506	88	-	-	**1'594**
Money market papers	26'559	-	-	-	**26'559**
Due from banks	206'530	889	1	195	**207'615**
of which securities lending and reverse repurchase agreements	*166'001*	-	-	-	***166'001***
Due from other business units within LE CSFB	2'351	11'349	-	-13'700	-
Due from customers	126'222	861	-	1'210	**128'293**
of which securities lending and reverse repurchase agreements	*59'806*	-	-	-	***59'806***
Mortgages	16'348	-	-	-	**16'348**
Securities and precious metals trading portfolio	205'016	41	-	2	**205'059**
Financial investments	9'638	651	34	-755	**9'568**
Non-consolidated participations	991	7	-	-115	**883**
Tangible fixed asssets	2'986	144	2'290	-	**5'420**
Intangible assets	15'867	1'833	-	-1	**17'699**
Accrued income and prepaid expenses	9'229	278	1	-46	**9'462**
Other assets	56'570	2'563	9	-366	**58'776**
of which replacement value of derivatives	*51'063*	*102*	-	*-5*	***51'160***
TOTAL ASSETS	**679'813**	**18'704**	**2'335**	**-13'576**	**687'276**

LIABILITIES AND SHAREHOLDER'S EQUITY					
Liabilities in respect of money market papers	28'215	-	-	-	**28'215**
Due to banks	349'713	544	20	757	**351'034**
of which securities borrowing and repurchase agreements	*140'958*	-	-	-	***140'958***
Due to other business units within LE CSFB	11'358	2'046	1'165	-14'569	-
Due to customers, savings and investment deposits	156	1'804	-	-	**1'960**
Due to customers, other deposits	121'975	8'433	21	98	**130'527**
of which securities borrowing and repurchase agreements	*62'136*	-	-	-	***62'136***
Bonds and mortgage-backed bonds	63'067	150	859	53	**64'129**
Accrued expenses and deferred income	20'329	991	35	514	**21'869**
Other liabilities	56'204	2'953	-	-807	**58'350**
of which replacement value of derivatives	*53'461*	*25*	*1*	*-10*	***53'477***
Valuation adjustments and provisions	3'736	265	61	165	**4'227**
Total liabilities	**654'753**	**17'186**	**2'161**	**-13'789**	**660'311**
Share capital	4'400	-	-	-	**4'400**
Capital reserves	13'349	95	-	-1	**13'443**
Retained earnings	-1'303	1'187	243	595	**722**
Minority interests in shareholder's equity	10'237	-	-	24	**10'261**
Consolidated net profit/loss	-1'623	236	-69	-405	**-1'861**
of which minority interests	*1*	-	-	*330*	***331***
Total shareholder's equity	**25'060**	**1'518**	**174**	**213**	**26'965**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**679'813**	**18'704**	**2'335**	**-13'576**	**687'276**

[1] The BU information and adjustments presented above are unaudited.

[2] The results presented here reflect the organizational structure in effect through December 31, 2001 (for more information see page 5).

[3] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB BUs but are not legally owned by CSFB legal entity, and vice versa.

[4] The total column has been extracted from the attached audited financial statements.

CONSOLIDATED INCOME STATEMENT

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	2001 CHF m	2000 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	34	**23'569**	24'855	-1'286	-5
Interest and dividend income from trading portfolio	34	**12'999**	7'947 [1]	5'052	64
Interest and dividend income from financial investments	34	**326**	249	77	31
Interest expense	34	**-33'326**	-31'316 [1]	-2'010	6
Net interest income	34, 36	**3'568**	**1'735**	**1'833**	**106**
Results from commission and service fee activities					
Commission income from lending activities	34	**662**	613	49	8
Commissions from securities and investment transactions	34	**12'512**	11'482	1'030	9
Commissions from other services	34	**924**	218	706	324
Commission expense	34	**-990**	-688	-302	44
Net commission and service fee income	34, 36	**13'108**	**11'625**	**1'483**	**13**
Net trading income	34, 36	**8'206**	**7'726**	**480**	**6**
Other ordinary income					
Income from the sale of financial investments		**647**	534	113	21
Income from participations		**118**	124	-6	-5
of which from participations accounted for using the equity method		***105***	*117*	*-12*	*-10*
of which from other non-consolidated participations		***13***	*7*	*6*	*86*
Real estate income		**25**	37	-12	-32
Sundry ordinary income		**217**	267	-50	-19
Sundry ordinary expenses		**-1'630**	-468	-1'162	248
Net other ordinary income	36	**-623**	**494**	**-1'117**	**-226**
Net operating income		**24'259**	**21'580**	**2'679**	**12**
Operating expenses					
Personnel expenses	35, 36	**-16'806**	-13'604	-3'202	24
Other operating expenses	35, 36	**-5'119**	-3'505	-1'614	46
Total operating expenses		**-21'925**	**-17'109**	**-4'816**	**28**
Gross operating profit		**2'334**	**4'471**	**-2'137**	**-48**
CONSOLIDATED LOSS/PROFIT					
Gross operating profit		**2'334**	4'471	-2'137	-48
Depreciation and write-downs on non-current assets	35, 41	**-2'652**	-1'115	-1'537	138
Valuation adjustments, provisions and losses	35, 50	**-2'132**	-953	-1'179	124
Consolidated loss/profit before extraordinary items and taxes		**-2'450**	**2'403**	**-4'853**	**n/a**
Extraordinary income	36	**4**	14	-10	-71
Extraordinary expenses	36	**-18**	-1'542	1'524	-99
Taxes on net extraordinary items	50	**4**	428	-424	-99
Taxes on loss/profit before extraordinary items	50	**599**	-763	1'362	n/a
Consolidated net loss/profit (including minority interests)		**-1'861**	**540**	**-2'401**	**n/a**
of which minority interests		***331***	*127*	*204*	*161*
Consolidated net loss/profit (excluding minority interests)		**-2'192**	**413**	**-2'605**	**n/a**

[1] Interest and dividend income from trading portfolio and interest expense each reflect reclassifications of CHF 2'156 million to be consistent with the current year presentation.

CONSOLIDATED BALANCE SHEET

ASSETS	Notes page	**31.12.01 CHF m**	31.12.00 CHF m	Change CHF m	Change %
Cash	14, 52	**1'594**	1'326	268	20
Money market papers	37, 52	**26'559**	26'365	194	1
Due from banks	37, 52	**207'615**	221'418 [3]	-13'803	- 6
of which securities lending and reverse repurchase agreements		***166'001***	*182'923* [3]	*-16'922*	*- 9*
Due from customers	37, 38, 52	**128'293**	119'032 [3]	9'261	8
of which securities lending and reverse repurchase agreements		***59'806***	*48'258* [3]	*11'548*	*24*
Mortgages	37, 38, 52	**16'348**	19'277	-2'929	- 15
Securities and precious metals trading portfolio	39, 52	**205'059**	192'447	12'612	7
Financial investments	40, 52	**9'568**	10'236	-668	- 7
Non-consolidated participations	32, 40, 41	**883**	1'078	-195	- 18
Tangible fixed assets	41	**5'420**	5'958	-538	- 9
Intangible assets	41	**17'699**	18'923	-1'224	- 6
Accrued income and prepaid expenses		**9'462**	9'477	-15	-
Other assets	55	**58'776**	48'540	10'236	21
of which replacement value of derivatives	58	***51'160***	*44'107*	*7'053*	*16*
TOTAL ASSETS	52, 53, 54	**687'276**	**674'077**	**13'199**	**2**
Total subordinated claims	56	***1'967***	*995*	*972*	*98*
Total due from non-consolidated participations and qualified shareholders		***2'399***	*990*	*1'409*	*142*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	**31.12.01 CHF m**	31.12.00 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers	52	**28'215**	30'554	-2'339	- 8
Due to banks	52	**351'034**	372'019	-20'985	- 6
of which securities borrowing and repurchase agreements		***140'958***	*131'740*	*9'218*	*7*
Due to customers, savings and investment deposits	52	**1'960**	1'338	622	46
Due to customers, other deposits	52	**130'527**	108'761	21'766	20
of which securities borrowing and repurchase agreements		***62'136***	*37'864*	*24'272*	*64*
Bonds and mortgage-backed bonds	42-49, 52	**64'129**	46'601	17'528	38
Accrued expenses and deferred income		**21'869**	24'123	-2'254	- 9
Other liabilities	55	**58'350**	56'841	1'509	3
of which replacement value of derivatives	58	***53'477***	*50'079*	*3'398*	*7*
Valuation adjustments and provisions	50	**4'227**	4'560	-333	- 7
Total liabilities		**660'311**	**644'797**	**15'514**	**2**
Share capital		**4'400**	4'400	-	-
Capital reserves		**13'443**	13'443	-	-
Retained earnings		**722**	615	107	17
Minority interests in shareholder's equity[1]		**10'261**	10'282	-21	-
Consolidated net loss/profit		**-1'861**	540	-2'401	n/a
of which minority interests		***331***	*127*	*204*	*161*
Total shareholder's equity[1,2]	51	**26'965**	**29'280**	**-2'315**	**- 8**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	52, 54	**687'276**	**674'077**	**13'199**	**2**
Total subordinated liabilities	56	***15'331***	*15'466*	*-135*	*- 1*
Total due to non-consolidated participations and qualified shareholders		***1'797***	*1'706*	*91*	*5*

[1] Minority interests include (a) CHF 217 million (2000: CHF 222 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 925 million (2000: CHF 937 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG (c) CHF 1'717 million (2000: CHF 1'675 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 6'995 million (2000: CHF 6'825 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 9'637 million (2000: CHF 9'437 million).

[2] Core capital includes CHF 1'094 million (2000: CHF 1'102 million) of innovative Tier 1 instruments.

[3] Due from banks and due from customers each reflect reclassifications of CHF 25'171 million to be consistent with current year presentation.

CONSOLIDATED OFF BALANCE SHEET BUSINESS

CONSOLIDATED OFF BALANCE SHEET BUSINESS	Notes page	**31.12.01 CHF m**	31.12.00 CHF m	Change CHF m	Change %
Contingent liabilities	37, 57	**36'865**	13'425	23'440	175
Irrevocable commitments	37, 57	**128'918**	126'146	2'772	2
Confirmed credits	37, 57	**75**	150	-75	-50
Derivative financial instruments					
- gross positive replacement value	57, 58	**154'525**	115'794	38'731	33
- gross negative replacement value	58	**157'810**	123'112	34'698	28
- contract volume	58	**11'612'212**	7'484'327	4'127'885	55
Fiduciary transactions	57	**9'376**	9'348	28	-

CONSOLIDATED STATEMENT OF CASH FLOWS

	2001			2000		
	Source CHF m	Use CHF m	Net in/outflow CHF m	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			**838**			**13'691**
Consolidated net loss/profit (incl. minority interests)		1'861		540		
Valuations adjustments, provisions and losses	2'132			953		
Depreciation and write-downs on non-current assets	2'652			1'115		
Extraordinary expenses	10			1'100		
Provisions for taxes [1]	644			1'957		
Accrued income and prepaid expenses	15				3'524	
Accrued expenses and deferred income		2'254		13'144		
Income from and investments in participations accounted for using the equity method of consolidation		65			272	
Dividend payments		435			1'322	
Cash flows from capital transactions			**-19**			**16'083**
Minority interests		368		7'904		
Share premium						
Capital increase by CSG				8'503		
Foreign currency translation differences	349				324	
Cash flows from fixed assets transactions			**-657**			**-18'960**
Non-consolidated participations	317	200		390	176	
Intangible assets	977	861		71	17'457	
Real estate	25	165		347	225	
Other fixed assets	564	760		382	2'286	
Foreign currency translation differences		524		82		
Mortgages on own real estate		30			88	
Total cash flows from operations, capital transactions and fixed assets			**162**			**10'814**
Interbank business			**-9'746**			**93'871**
Due to banks		20'985		148'393		
Due from banks	13'772				51'478 [2]	
Money market papers		194			3'471	
Liabilities in respect of money market paper		2'339		427		
Customer business			**14'806**			**-42'425**
Due to customers, savings and investment deposits	622				355	
Due to customers, other deposits	21'796			32'016		
Mortgages	2'929				11'921	
Due from customers		10'541			62'165 [2]	
Capital market business			**17'528**			**10'729**
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices	17'528			10'729		
Other balance sheet items			**-22'482**			**-72'872**
Financial investments	615				3'435	
Other assets		10'236			5'175	
Other liabilities	1'509			7'301		
Valuation adjustments and provisions		1'758			1'953	
Securities and precious metals trading portfolio		12'612			69'610	
Total cash flows from banking business			**106**			**-10'697**
Liquidity			**268**			**117**
Cash	268			117		

[1] CHF 1'247 million (CHF 1'622 million in 2000) deviation from the consolidated income statement due to deferred tax assets that are not included in provisions.

[2] Due from banks and due from customers each reflect reclassifications of CHF 25'171 million to be consistent with current year presentation.

CREDIT SUISSE FIRST BOSTON

ANNUAL REPORT 2000

FINANCIAL HIGHLIGHTS

Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31 **CONSOLIDATED INCOME STATEMENT**	**2000** **CHF m**	**1999** **CHF m**
Net operating income	**21'580**	15'353
Personnel expenses	**-13'604**	-8'787
Other operating expenses	**-3'505**	-2'573
Gross operating profit	**4'471**	3'993
Depreciation and write-downs on non-current assets	**-1'115**	-611
Valuation adjustments, provisions and losses	**-953**	-835
Consolidated profit before extraordinary items and taxes	**2'403**	2'547
Net extraordinary items, net of related taxes	**-1'100**	-23
Taxes on profit before extraordinary items	**-763**	-580
Consolidated net profit (including minority interests)	**540**	1'944
of which minority interests	***127***	*30*
Consolidated net profit (excluding minority interests)	**413**	1'914

As of December 31 **CONSOLIDATED BALANCE SHEET**	**2000** **CHF m**	1999 CHF m
Total assets	**674'077**	445'149
Due from banks[1]	**38'495**	35'750
Due from customers[1]	**70'774**	32'953
Due to banks[2]	**240'279**	156'471
Due to customers[2]	**72'235**	47'033
Shareholder's equity[3,4]	**29'280**	13'979
of which minority interests[3]	***10'409***	*2'313*

KEY RATIOS	**2000** **%**	1999 %
Cost/income[5]	**79.3**	74.0
Tax rate on profit before extraordinary items	**31.7**	22.8
Return on equity[6]	**9.3**	16.3
BIS tier 1 ratio[4]	**13.6**	9.9
BIS total capital ratio	**22.2**	17.9
Equity/assets	**4.3**	3.1
Equity/assets net of securities lending and reverse repurchase agreements	**6.6**	4.9

As of December 31 **STAFF NUMBERS**	**2000**	1999
Americas	**17'219**	6'814
Europe	**10'011**	7'917
of which Switzerland	***1'576***	*1'509*
Asia/Pacific	**3'236**	2'475
Total	**30'466**	**17'206**

As of December 31, 2000 **CREDIT SUISSE FIRST BOSTON RATINGS**	Short-term debt	Long-term debt Senior	 Senior Subordinated	 Junior Subordinated
Moody's, New York	P-1	A1	A2	A2
Standard & Poor's, New York	A-1+	AA	AA-	A+
Fitch IBCA Ltd, New York	F-1+	AA	AA-	A+

[1] Net of securities lending and reverse repurchase agreements.

[2] Net of securities borrowing and repurchase agreements.

[3] Minority interests includes (a) CHF 222 million (1999: CHF 204 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 937 million (1999: nil) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group (c) CHF 1'675 million (1999: CHF 1'638 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston and (d) CHF 6'825 million (1999: nil) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston. In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to CHF 9'437 million (1999: CHF 1'638 million).

[4] Core capital includes CHF 1'102 million of innovative Tier 1 instruments.

[5] Operating expenses as a percentage of net operating income.

[6] Consolidated net profit after ordinary taxes, but before extraordinary items compared to quarterly average equity.

FINANCIAL INFORMATION ON BUSINESS UNITS (BU)

For the year ended December 31, 2000 **CONSOLIDATED INCOME STATEMENT**	BU CSFB CHF m	BU CSAM CHF m	REAL ESTATE DIVISION CHF m	Adjustments[1] CHF m	**Total** **LE CSFB[2]** **CHF m**
Results from interest business					
Interest and discount income	24'981	107	-	-233	**24'855**
Interest and dividend income from trading portfolio	5'791	-	-	-	**5'791**
Interest and dividend income from financial investments	245	9	-	-5	**249**
Interest expense	-29'477	-78	-100	495	**-29'160**
Net interest income	**1'540**	**38**	**-100**	**257**	**1'735**
Results from commission and service fee activities					
Commission income from lending activities	629	-	-	-16	**613**
Commission from securities and investment transactions	9'282	2'032	-	168	**11'482**
Commission from other services	100	46	-	72	**218**
Commission expense	-134	-561	-	7	**-688**
Net commission and service fee income	**9'877**	**1'517**	**-**	**231**	**11'625**
Net trading income	**8'100**	**-**	**-**	**-374**	**7'726**
Other ordinary income					
Income from the sale of financial investments	696	203	2	-367	**534**
Income from participations	125	8	-	-9	**124**
of which from participations accounted for using the equity method	*119*	-	-	*-2*	***117***
of which from other non-consolidated participations	*6*	*9*	-	*-8*	***7***
Real estate income/losses	22	-3	15	3	**37**
Sundry ordinary income	203	62	3	-1	**267**
Sundry ordinary expenses	-200	-263	-	-5	**-468**
Net other ordinary income	**846**	**7**	**20**	**-379**	**494**
Net operating income	**20'363**	**1'562**	**-80**	**-265**	**21'580**
Operating expenses					
Personnel expenses	-12'011	-656	-	-937	**-13'604**
Other operating expenses	-3'634	-481	171	439	**-3'505**
Total operating expenses	**-15'645**	**-1'137**	**171**	**-498**	**-17'109**
Gross operating profit	**4'718**	**425**	**91**	**-763**	**4'471**
Depreciation and write-downs on non-current assets	-644	-29	-123	-319	**-1'115**
Valuation adjustments, provisions and losses	-537	-	-	-416	**-953**
Profit/loss before extraordinary items and taxes	**3'537**	**396**	**-32**	**-1'498**	**2'403**
Extraordinary items, net of related taxes	-	-1	-24	-1'075	**-1'100**
Taxes on profit/loss before extraordinary items	-925	-57	-2	221	**-763**
Net operating profit/loss before minority interests	**2'612**	**338**	**-58**	**-2'352**	**540**
Amortization of acquired intangible assets, net of taxes and goodwill	-254	-52	-	306	**-**
Profit/loss before minority interests	**2'358**	**286**	**-58**	**-2'046**	**540**
Minority interests	*3*	-	-	*124*	***127***
Profit/loss after minority interests	**2'355**	**286**	**-58**	**-2'170**	**413**

[1] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB but are not legally owned by CSFB legal entity, and vice versa (e.g. other ordinary income relating primarily to private equity income, personnel expenses relating to compensation plans funded by CSG and extraordinary items relating to restructuring costs borne by CSG). Additionally some revenues and expenses shown in 'BU' results have been reclassified to allow a more accurate comparison with competitors (e.g. execution, clearing and brokerage costs are treated as an expense rather than as contra-revenue).

[2] The total column has been extracted from the attached audited financial statements. The BU information and adjustments presented above are unaudited.

FINANCIAL INFORMATION ON BUSINESS UNITS (BU)

As of December 31, 2000 **ASSETS**	BU CSFB CHF m	BU CSAM CHF m	REAL ESTATE DIVISION CHF m	Adjustments[1] CHF m	**Total LE CSFB[2] CHF m**
Cash	1'323	3	-	-	**1'326**
Money market papers	26'364	1	-	-	**26'365**
Due from banks	245'345	1'280	73	-109	**246'589**
of which securities lending and reverse repurchase agreements	*208'094*	-	-	-	***208'094***
Due from other business units within LE CSFB	3'110	9'706	-	-12'816	-
Due from customers	91'227	643	1	1'990	**93'861**
of which securities lending and reverse repurchase agreements	*23'086*	-	-	*1*	***23'087***
Mortgages	19'566	-	-	-289	**19'277**
Securities and precious metals trading portfolio	192'300	146	-	1	**192'447**
Financial investments	10'604	688	47	-1'103	**10'236**
Non-consolidated participations	1'163	12	-	-97	**1'078**
Fixed and intangible assets	20'938	1'661	2'280	2	**24'881**
Accrued income and prepaid expenses	9'125	357	9	-14	**9'477**
Other assets	48'422	378	10	-270	**48'540**
of which replacement value of derivatives	*43'978*	*141*	-	*-12*	***44'107***
TOTAL ASSETS	**669'487**	**14'875**	**2'420**	**-12'705**	**674'077**

As of December 31, 2000 **LIABILITIES AND SHAREHOLDER'S EQUITY**	BU CSFB CHF m	BU CSAM CHF m	REAL ESTATE DIVISION CHF m	Adjustments CHF m	**Total LE CSFB CHF m**
Liabilities in respect of money market papers	30'554	-	-	-	**30'554**
Due to banks	371'034	697	21	267	**372'019**
of which securities borrowing and repurchase agreements	*131'740*	-	-	-	***131'740***
Due to other business units within LE CSFB	9'704	3'006	965	-13'675	-
Due to customers, savings and investment deposits	49	1'289	-	-	**1'338**
Due to customers, other deposits	102'431	6'130	53	147	**108'761**
of which securities borrowing and repurchase agreements	*37'864*	-	-	-	***37'864***
Bonds and mortgage-backed bonds	45'354	150	1'029	68	**46'601**
Accrued expenses and deferred income	22'561	1'024	49	489	**24'123**
Other liabilities	54'957	883	-5	1'006	**56'841**
of which replacement value of derivatives	*49'641*	*447*	*1*	*-10*	***50'079***
Valuation adjustments and provisions	3'324	303	65	868	**4'560**
Total liabilities	**639'968**	**13'482**	**2'177**	**-10'830**	**644'797**
Share capital	4'400	-	-	-	**4'400**
Capital reserves	13'444	81	-	-82	**13'443**
Retained earnings	-942	1'026	301	230	**615**
Minority interests in shareholder's equity	10'258	1	-	23	**10'282**
Consolidated net profit/loss	2'359	285	-58	-2'046	**540**
of which minority interests	*3*	-	-	*124*	***127***
Total shareholder's equity	**29'519**	**1'393**	**243**	**-1'875**	**29'280**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**669'487**	**14'875**	**2'420**	**-12'705**	**674'077**

[1] Adjustments represent consolidating entries and balances relating to operations which are managed by CSFB BUs but are not legally owned by CSFB legal entity, and vice versa:
- approx. CHF -14 billion relate to the elimination of legal entity internal placements/fundings due from and to other BUs.
- approx. CHF 1 billion relate to balances which are legally owned by CSFS/CSPB or CSG but managed by CSFB or CSAM and vice versa.

[2] The total column has been extracted from the attached audited financial statements. The BU information and adjustments presented above are unaudited.

CONSOLIDATED INCOME STATEMENT

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS	Notes page	2000 CHF m	1999 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	34	**24'855**	14'691 [1,2]	10'164	69
Interest and dividend income from trading portfolio	34	**5'791**	4'092	1'699	42
Interest and dividend income from financial investments	34	**249**	232 [2]	17	7
Interest expense	34	**-29'160**	-16'715 [1]	-12'445	74
Net interest income	34, 36	**1'735**	**2'300**	**-565**	**-25**
Results from commission and service fee activities					
Commission income from lending activities	34	**613**	493	120	24
Commission from securities and investment transactions	34	**11'482**	7'095	4'387	62
Commission from other services	34	**218**	37	181	489
Commission expense	34	**-688**	-529	-159	30
Net commission and service fee income	34, 36	**11'625**	**7'096**	**4'529**	**64**
Net trading income	34, 36	**7'726**	**5'791**	**1'935**	**33**
Other ordinary income					
Income from the sale of financial investments		**534**	354	180	51
Income from participations		**124**	52	72	138
of which from participations accounted for using the equity method		***117***	*46*	*71*	*154*
of which from other non-consolidated participations		***7***	*6*	*1*	*17*
Real estate income		**37**	11	26	236
Sundry ordinary income		**267**	228	39	17
Sundry ordinary expenses		**-468**	-479	11	-2
Net other ordinary income	36	**494**	**166**	**328**	**198**
Net operating income		**21'580**	**15'353**	**6'227**	**41**
Operating expenses					
Personnel expenses	35, 36	**-13'604**	-8'787	-4'817	55
Other operating expenses	35, 36	**-3'505**	-2'573	-932	36
Total operating expenses		**-17'109**	**-11'360**	**-5'749**	**51**
Gross operating profit		**4'471**	**3'993**	**478**	**12**
CONSOLIDATED PROFIT					
Gross operating profit		**4'471**	3'993	478	12
Depreciation and write-downs on non-current assets	35, 41	**-1'115**	-611	-504	82
Valuation adjustments, provisions and losses	35, 47	**-953**	-835	-118	14
Consolidated profit before extraordinary items and taxes		**2'403**	**2'547**	**-144**	**-6**
Extraordinary income	36	**14**	9	5	56
Extraordinary expenses	36	**-1'542**	-41	-1'501	-
Taxes on net extraordinary items	47	**428**	9	419	-
Taxes on profit before extraordinary items	47	**-763**	-580	-183	32
Consolidated net profit (including minority interests)		**540**	**1'944**	**-1'404**	**-72**
of which minority interests		***127***	*30*	*97*	*323*
Consolidated net profit (excluding minority interests)		**413**	**1'914**	**-1'501**	**-78**

[1] Interest income and expense have each been restated by CHF 2,242 million to be consistent with the current year presentation.
[2] CHF 185 million reclassified from interest and dividend income from financial investments to interest and discount income to be consistent with the current year.

CONSOLIDATED BALANCE SHEET

ASSETS	Notes page	**31.12.00 CHF m**	31.12.99 CHF m	Change CHF m	Change %
Cash	14, 50	**1'326**	1'209	117	10
Money market papers	37, 50	**26'365**	22'894	3'471	15
Due from banks	37, 50	**246'589**	170'156	76'433	45
of which securities lending and reverse repurchase agreements		***208'094***	*134'406*	*73'688*	*55*
Due from customers	37, 38, 50	**93'861**	56'736	37'125	65
of which securities lending and reverse repurchase agreements		***23'087***	*23'783*	*-696*	*- 3*
Mortgages	37, 38, 50	**19'277**	7'356	11'921	162
Securities and precious metals trading portfolio	39, 50	**192'447**	122'837	69'610	57
Financial investments	40, 50	**10'236**	6'801	3'435	51
Non-consolidated participations	32, 40, 41	**1'078**	1'017	61	6
Tangible fixed assets	41	**5'958**	4'831	1'127	23
Intangible assets	41	**18'923**	1'994	16'929	849
Accrued income and prepaid expenses		**9'477**	5'953	3'524	59
Other assets	53	**48'540**	43'365	5'175	12
of which replacement value of derivatives	56	***44'107***	*39'298*	*4'809*	*12*
TOTAL ASSETS	50, 51, 52	**674'077**	**445'149**	**228'928**	**51**
Total subordinated claims	54	***995***	*1'727*	*-732*	*- 42*
Total due from non-consolidated participations and qualified shareholders		***990***	*1'229*	*-239*	*- 19*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	**31.12.00 CHF m**	31.12.99 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers	50	**30'554**	30'127	427	1
Due to banks	50	**372'019**	223'626	148'393	66
of which securities borrowing and repurchase agreements		***131'740***	*67'155*	*64'585*	*96*
Due to customers, savings and investment deposits	50	**1'338**	1'693	-355	- 21
Due to customers, other deposits	50	**108'761**	76'833	31'928	42
of which securities borrowing and repurchase agreements		***37'864***	*31'493*	*6'371*	*20*
Bonds and mortgage-backed bonds	42-47, 50	**46'601**	35'872	10'729	30
Accrued expenses and deferred income		**24'123**	10'979	13'144	120
Other liabilities	53	**56'841**	49'540	7'301	15
of which replacement value of derivatives	56	***50'079***	*40'953*	*9'126*	*22*
Valuation adjustments and provisions	47	**4'560**	2'500	2'060	82
Total liabilities		**644'797**	**431'170**	**213'627**	**50**
Share capital		**4'400**	3'337	1'063	32
Capital reserves		**13'443**	5'888	7'555	128
Retained earnings		**615**	527	88	17
Minority interests in shareholder's equity[1]		**10'282**	2'283	7'999	350
Consolidated net profit		**540**	1'944	-1'404	- 72
of which minority interests		***127***	*30*	*97*	*323*
Total shareholder's equity[1,2]	49	**29'280**	**13'979**	**15'301**	**109**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	50, 52	**674'077**	**445'149**	**228'928**	**51**
Total subordinated liabilities	54	***15'466***	*14'416*	*1'050*	*7*
Total due to non-consolidated participations and qualified shareholders		***1'706***	*845*	*861*	*102*

[1] Minority interests includes (a) CHF 222 million (1999: CHF 204 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors (b) CHF 937 million (1999: nil) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group (c) CHF 1'675 million (1999: CHF 1'638 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston and (d) CHF 6'825 million (1999: nil) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston. In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to CHF 9'437 million (1999: CHF 1'638 million).

[2] Core capital includes CHF 1'102 million of innovative Tier 1 instruments.

CONSOLIDATED OFF BALANCE SHEET BUSINESS

CONSOLIDATED OFF BALANCE SHEET BUSINESS	Notes page	**31.12.00 CHF m**	31.12.99 CHF m	Change CHF m	Change %
Contingent liabilities	37, 55	**13'425**	14'421	-996	-7
Irrevocable commitments	37, 55	**126'146**	119'845	6'301	5
Confirmed credits	37, 55	**150**	226	-76	-34
Derivative financial instruments					
- gross positive replacement value	55, 56	**115'794**	112'603	3'191	3
- gross negative replacement value	56	**123'112**	114'705	8'407	7
- contract volume	56	**7'484'327**	7'315'356	168'971	2
Fiduciary transactions	55	**9'348**	9'683	-335	-3

CONSOLIDATED STATEMENT OF CASH FLOWS

	2000			1999		
	Source CHF m	**Use CHF m**	**Net in/outflow CHF m**	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			**13'691**			**6'123**
Consolidated net profit (incl. minority interest)	**540**			1'944		
Valuations adjustments, provisions and losses	**953**			835		
Depreciation and write-downs on non-current assets	**1'115**			611		
Extraordinary expenses	**1'100**			23		
Provisions for taxes [1]	**1'957**			845		
Accrued income and prepaid expenses		**3'524**		929		
Accrued expenses and deferred income	**13'144**			1'742		
Income from and investments in participations accounted for using the equity method of consolidation		**272**			565	
Dividend payments		**1'322**			241	
Cash flows from capital transactions			**16'083**			**1'928**
Minority interests	**7'904**			258		
Share premium				612		
Capital increase by CSG	**8'503**			77		
Foreign currency translation differences		**324**		981		
Cash flows from fixed assets transactions			**-18'960**			**-2'485**
Non-consolidated participations	**390**	**176**		106	35	
Intangible assets	**71**	**17'457**			1'306	
Real estate	**347**	**225**		37	131	
Other fixed assets	**382**	**2'286**		43	641	
Foreign currency translation differences	**82**				404	
Mortgages on own real estate		**88**			154	
Total cash flows from operations, capital transactions and fixed assets			**10'814**			**5'566**
Interbank business			**68'700**			**12'730**
Due to banks	**148'393**			36'904		
Due from banks		**76'649**			30'335	
Money market papers		**3'471**			4'031	
Liabilities in respect of money market paper	**427**			10'192		
Customer business			**-17'254**			**-2'887**
Due to customers, savings and investment deposits		**355**			341	
Due to customers, other deposits	**32'016**				8'329	
Mortgages		**11'921**			110	
Due from customers		**36'994**		5'893		
Capital market business			**10'729**			**995**
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices	**10'729**			5'589	4'594	
Other balance sheet items			**-72'872**			**-16'374**
Financial investments		**3'435**		3'393		
Other assets		**5'175**		6'511		
Other liabilities	**7'301**				3'876	
Valuation adjustments and provisions		**1'953**			529	
Securities and precious metals trading portfolio		**69'610**			21'873	
Total cash flows from banking business			**-10'697**			**-5'536**
Liquidity			**117**			**30**
Cash	**117**			30		

[1] CHF 1'622 million (CHF 274 million in 1999) deviation from the consolidated income statement due to deferred tax assets that are not included in provisions.

ANNEX III

EXCERPT FROM CREDIT SUISSE GROUP ANNUAL REPORT 2002 OF

RECONCILIATION OF CSFB OPERATING RESULTS

TO CREDIT SUISSE GROUP CONSOLIDATED RESULTS

Reconciliation of operating to consolidated results
The Group's consolidated results are prepared in accordance with Swiss GAAP, while the Group's segment reporting principles are applied to the presentation of segment results, including business unit results. The business unit results reflect the results of the separate segments constituting the respective business units as well as certain acquisition-related costs, exceptional items and the cumulative effect of a change in accounting principle that are not allocated to the segments. The business unit results also include certain other reclassifications that are adjusted at the Corporate Center in accordance with Swiss GAAP and reflected in the Group's consolidated results.

The acquisition-related costs and exceptional items excluded from the segment results and from the business unit operating basis results shown below include, among other items, acquisition interest, amortization of retention payments, amortization of acquired intangible assets and goodwill and the exceptional items described on page 67 or in the footnotes to the reconciliation tables. The reclassifications shown for CSFS reflect the amortization of acquired intangible assets and goodwill, exceptional items related to the focusing of the European initiative on private banking clients and the cumulative effect of a change in accounting principle. The reclassifications shown for CSFB reflect acquisition-related costs, exceptional items and the cumulative effect of a change in accounting principle. Acquisition-related costs and exceptional items are excluded from the business unit operating results because management believes that this enables management and investors to assess the operating results or "cash earnings" and KPIs of the business. The effect of the change in accounting principle has been excluded from the business unit operating results to the extent that the positive current-period tax benefits resulted from prior-period losses.

The following table sets forth the reconciliation of operating to consolidated results for the year ended December 31, 2002:

	Credit Suisse Financial Services			Credit Suisse First Boston				
in CHF m	Operating basis	Re-classifi-cations	Re-classified basis	Operating basis	Re-classifi-cations	Re-classified basis	Adjust. incl. Corporate Center [1]	Credit Suisse Group
Operating income	11,830		11,830	18,360	(504) [2]	17,856	(1,648)	28,038
Personnel expenses	5,765	50 [3]	5,815	9,658	891 [2,4]	10,549	546	16,910
Other operating expenses	3,465	38 [3]	3,503	4,815		4,815	(1,699)	6,619
Operating expenses	9,230		9,318	14,473		15,364	(1,153)	23,529
Gross operating profit	2,600		2,512	3,887		2,492	(495)	4,509
Depreciation of non-current assets	1,000	45 [3]	1,045	757		757	371	2,173
Amortization of acquired intangible assets and goodwill	–	198 [3,5]	198	–	1,303 [2]	1,303	(2)	1,499
Valuation adjustments, provisions and losses	390		390	2,618	984 [4]	3,602	438	4,430
Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1,210		879	512		(3,170)	(1,302)	(3,593)
Extraordinary income/(expenses), net	48		48	408	(163) [4]	245	50	343
Cumulative effect of change in accounting principle	–	266 [6]	266	–	254 [6]	254	0	520
Taxes	(1,525)	16	(1,509)	48	761	809	104	(596)
Net profit/(loss) before minority interests	(267)		(316)	968		(1,862)	(1,148)	(3,326)
Minority interests		151	151			0	(134)	17
Net profit/(loss)			(165)			(1,862)	(1,282)	(3,309)

[1] For a discussion of these items, please refer to "Operating and financial review - Corporate Center". [2] Reflects acquisition interest of CHF 504 m allocated to operating income, amortization of retention payments of CHF 649 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,303 m. [3] Reflects exceptional items totaling CHF 192 m (CHF 179 m net of tax) in respect of focusing the European initiative on private banking clients allocated as follows: CHF 50 m to personnel expenses, CHF 38 m to operating expenses, CHF 45 m to depreciation of non-current assets and CHF 59 m to amortization of acquired intangible assets and goodwill. [4] Reflects exceptional items of CHF 1,389 m (CHF 1,269 m net of tax) allocated as follows: CHF 242 m to personnel expenses, CHF 984 m to valuation adjustments, provisions and losses and CHF 163 m to extraordinary expenses. [5] Reflects acquisition-related costs of CHF 139 m allocated to amortization of acquired intangible assets and goodwill. [6] Reflects the cumulative effect of a change in accounting principle related to the recognition of deferred tax assets on net operating losses for Credit Suisse Financial Services of CHF 266 m and Credit Suisse First Boston of CHF 254 m.

RECONCILIATION OF OPERATING TO CONSOLIDATED RESULTS

The following table sets forth the reconciliation of operating to consolidated results for the year ended December 31, 2001:

	Credit Suisse Financial Services			Credit Suisse First Boston				
in CHF m	Operating basis	Re-classifi-cations	Re-classified basis	Operating basis	Re-classifi-cations	Re-classified basis	Adjust. incl. Corporate Center [1]	Credit Suisse Group
Operating income	15,382		15,382	25,262	(862)[2,3]	24,400	(628)	39,154
Personnel expenses	5,639		5,639	13,731	1,797 [2,3]	15,528	723	21,890
Other operating expenses	3,686		3,686	6,512		6,512	(1,804)	8,394
Operating expenses	9,325		9,325	20,243		22,040	(1,081)	30,284
Gross operating profit	6,057		6,057	5,019		2,360	453	8,870
Depreciation of non-current assets	818		818	951	12 [2]	963	405	2,186
Amortization of acquired intangible assets and goodwill	–	116 [4]	116	–	1,455 [3]	1,455	(8)	1,563
Valuation adjustments, provisions and losses	383		383	1,541	397 [2]	1,938	271	2,592
Profit/(loss) before extraordinary items and taxes	4,856		4,740	2,527		(1,996)	(215)	2,529
Extraordinary income/(expenses), net	25		25	(15)		(15)	(239)	(229)
Taxes	(1,113)	2	(1,111)	(524)	1,148	624	1	(486)
Net profit/(loss) before minority interests	3,768		3,654	1,988		(1,387)	(453)	1,814
Minority interests		(69)	(69)		(1)	(1)	(157)	(227)
Net profit/(loss)			3,585			(1,388)	(610)	1,587

[1] For a discussion of these items, please refer to "Operating and financial review - Corporate Center". [2] Reflects exceptional items in respect of cost-reduction initiatives and a settlement with the US Securities and Exchange Commission and the NASDR of CHF 1,428 m (CHF 1,092 m net of tax) allocated as follows: CHF -34 m to operating income, CHF 985 m to personnel expenses, CHF 12 m to depreciation of non-current assets and CHF 397 m to valuation adjustments, provisions and losses. [3] Reflects acquisition interest of CHF 828 m allocated to operating income, amortization of retention payments of CHF 812 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,455 m. [4] Reflects acquisition-related costs of CHF 116 m allocated to amortization of acquired intangible assets and goodwill.

The results presented in the column "Adjustments including Corporate Center" include the parent company operations, including Group financing initiatives as well as income and expense items related to centrally managed, own-use real estate, mainly comprised of bank premises within Switzerland. In addition, the column includes consolidation adjustments and adjustments to segment accounts related to management reporting policies and the reversal of certain reclassifications made in the business units.

The adjustments made for CSFS business unit results include valuation adjustments, provisions and losses. This adjustment reflects the difference between the expected credit provisions recorded by CSFS' banking segments and the actual credit provisions for the year, and also includes a charge relating to an adjustment in the method of estimating inherent losses related to lending activities as discussed on page 38. The impact of this charge, after tax, was fully offset by a release from RGBR, which was recorded as extraordinary income at Credit Suisse Group.

The reclassifications made for the CSFB results include, among others, brokerage, execution and clearing expenses and contractor costs. These reclassifications reflect, among others, the deduction from other operating expenses of brokerage, execution and clearing expenses of CSFB, reclassified as a reduction of operating income; the deduction from other operating expenses of contractor costs of CSFB, reclassified as an addition to personnel expenses; and the addition to operating income of expenses related to certain redeemable preferred securities of CSFB, reclassified as minority interests. CSFB's brokerage, execution and clearing expenses and contractor costs are presented in a manner that brings them in line with its US competitors in the investment banking industry and makes it easier for investors to compare CSFB's operating expenses with those of its competitors. Swiss GAAP does not permit the Group to report brokerage, execution and clearing expenses and contractor costs as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston, issued by consolidated special purpose entities as an expense reducing its operating income, is intended to more fairly present its operating results from its core businesses.

The following table sets forth the reconciliation of operating to consolidated results for the year ended December 31, 2000:

in CHF m	Credit Suisse Financial Services			Credit Suisse First Boston				
	Operating basis	Re-classifi-cations	Re-classified basis	Operating basis	Re-classifi-cations	Re-classified basis	Adjust. incl. Corporate Center [1]	Credit Suisse Group
Operating income	15,771		15,771	22,151	(225)[2]	21,926	(466)	37,231
Personnel expenses	5,361		5,361	12,015	181 [2]	12,196	946	18,503
Other operating expenses	3,390		3,390	4,586		4,586	(1,331)	6,645
Operating expenses	8,751		8,751	16,601		16,782	(385)	25,148
Gross operating profit	7,020		7,020	5,550		5,144	(81)	12,083
Depreciation of non-current assets	398		398	673		673	282	1,353
Amortization of acquired intangible assets and goodwill	–	55 [3]	55	–	349 [2]	349	(1)	403
Valuation adjustments, provisions and losses	723		723	537		537	5	1,265
Profit/(loss) before extraordinary items and taxes	5,899		5,844	4,340		3,585	(367)	9,062
Extraordinary income/(expenses), net	21		21	(1)		(1)	(1,711)	(1,691)
Taxes	(1,313)		(1,313)	(1,107)	167	(940)	904	(1,349)
Net profit/(loss) before minority interests	4,607		4,552	3,232		2,644	(1,174)	6,022
Minority interests		(176)	(176)		(3)	(3)	(58)	(237)
Net profit/(loss)			4,376			2,641	(1,232)	5,785

[1] For a discussion of these items, please refer to "Operating and financial review - Corporate Center". [2] Reflects acquisition interest of CHF 225 m allocated to operating income, amortization of retention payments of CHF 181 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 349 m. [3] Reflects acquisition-related costs of CHF 55 m allocated to amortization of acquired intangible assets and goodwill.

ANNEX IV

MARKET RISK EXPOSURES – NON-TRADING PORTFOLIO

Sensitivity analysis is used to quantify the market risk in non-trading portfolios. It is generally defined as a measure of the potential changes in a portfolio's fair value created by changes in one or multiple financial markets' rates or prices, including interest rates, foreign exchange rates, and equity and commodity prices. The results can be calculated either to show the impact of a negative or adverse shift in a single market rate or price, or to show the effects of many simultaneous changes.

We measure equity risk on non-trading positions using sensitivity analysis that estimates the potential change in the recorded value of the investments resulting from a 10% decline in the equity markets of G-21 nations and a 20% decline in the equity markets of non-G-21 nations. The estimated impact on pre-tax income is a decrease of approximately $254 million at December 31, 2002 and a decrease of approximately $280 million at December 31, 2001.

We measure interest rate risk on non-trading positions using sensitivity analysis that estimates the potential change in the value of the non-trading portfolio resulting from a 100 basis point decline in the interest rates of G-21 nations and a 200 basis points decline in the interest rates of non-G-21 nations. The estimated impact on pre-tax income is an increase of approximately $106 million at December 31, 2002 and a decrease of approximately $227 million at December 31, 2001. The interest rate risk on non-trading portfolios decreased significantly during the year as a result of the hedging of our fixed-rate long-term liabilities.

We measure foreign exchange risk on non-trading positions using sensitivity analysis that estimates the potential change in the value of the non-trading portfolio resulting from the U.S. dollar strengthening 10% against the currencies of G-21 nations and strengthening 20% against the currencies of non-G-21 nations. The estimated impact on pre-tax income is a decrease of approximately $38 million at December 31, 2002 and an increase of approximately $23 million at December 31, 2001.

We do not have material commodity price risks on our non-trading portfolio.